Form 20-F
period 2003-02-02
PREMIER FARNELL PLC
filed 2003-06-16
CIK 1006603

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
(Mark One)
         [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
         [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended February 2, 2003
                                       OR
         [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACTION OF 1934
         For the transition period from _______________ to ________________

                         Commission File Number 1-14258

                               PREMIER FARNELL PLC
                               -------------------
             (Exact name of Registrant as specified in its charter)

                               PREMIER FARNELL PLC
                               -------------------
                 (Translation of Registrant's name into English)

                                     England
                 (Jurisdiction of incorporation or organization)

                             150 Armley Road, Leeds,
                        West Yorkshire LS12 2QQ, England
                        --------------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                        Name of each exchange
         Title of each class                             on which registered
         -------------------                             -------------------
American Depositary Shares, each representing two    New York Stock Exchange
         Ordinary Shares of 5 pence each,
         evidenced by American Depositary Receipts
Ordinary Shares of 5 pence each                      New York Stock Exchange (*)
American Depositary Shares, each representing one    New York Stock Exchange
         $1.35 Cumulative Convertible Redeemable
         Preference Share of L1 each, evidenced
         by American Depositary Receipts
$1.35 Cumulative Convertible Redeemable Preference   New York Stock Exchange(*)
Shares of L1 each

(*) Listed, not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange ("NYSE").

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

                TITLE OF EACH CLASS                                           FEBRUARY 2, 2003
Ordinary Shares of 5 pence each (including American
   Depositary Shares detailed below)                                             362,438,230

American Depositary Shares, each representing two
   Ordinary Shares of 5 pence each                                                 4,403,262

$1.35 Cumulative Convertible Redeemable
   Preference Shares of L1 each (*)
   (including American Depositary Shares detailed
   below)                                                                          1,320,383

89.2p Cumulative Convertible Redeemable
   Preference Shares of L1 each (*)                                                6,451,838
                                                                                 -----------
                                                                                   7,772,221

American Depositary Shares, each Representing one
   $1.35 Cumulative Convertible Preference Share
   of L1 each                                                                      1,313,706

-----------------------------

(*) The $1.35 Cumulative Convertible Redeemable Preference Shares of L1 each and the 89.2p Cumulative Convertible Redeemable Preference Shares of L1 each issued as a result of the changeover provisions of the $1.35 Cumulative Convertible Redeemable Preference Shares are treated as a single class of stock, except as to voting rights in limited circumstances.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 _________  Item 18    X

                                TABLE OF CONTENTS

PART I.....................................................................................................       1
     Item 1. Identity of Directors, Senior Management and Advisers.........................................       1
     Item 2. Offer Statistics and Expected Timetable.......................................................       1
     Item 3. Key Information...............................................................................       2
     Item 4. Information on the Company....................................................................      10
     Item 5. Operating and Financial Review and Prospects..................................................      20
     Item 6. Directors, Senior Management and Employees....................................................      35
     Item 7. Major Shareholders and Related Party Transactions.............................................      48
     Item 8. Financial Information.........................................................................      50
     Item 9. The Offer and Listing.........................................................................      50
     Item 10. Additional Information.......................................................................      54
     Item 11. Quantitative and Qualitative Disclosures About Market Risk  .................................      63
     Item 12. Description of Securities Other than Equity Securities.......................................      66
PART II....................................................................................................      66
     Item 13. Defaults, Dividends Arrearages and Delinquencies.............................................      66
     Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.................      66
     Item 15. Disclosure Controls and Procedures...........................................................      67
     Item 16. [Reserved]...................................................................................      67
PART III...................................................................................................      67
     Item 17. Financial Statements.........................................................................      67
     Item 18. Financial Statements.........................................................................      67
     Item 19. Exhibits.....................................................................................      68
SIGNATURES.................................................................................................      70

Index to Consolidated Financial Statements.................................................................      F-1

Exhibit Index..............................................................................................      A-1

                      CAUTIONARY STATEMENT PURSUANT TO THE
         UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Premier Farnell plc is providing the following cautionary statement. This Annual Report contains certain forward looking statements relating to the business of Premier Farnell plc and certain of its plans and objectives, including but not limited to, future capital expenditures, future ordinary expenditures and future actions to be taken by Premier Farnell plc. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual expenditures made and actions taken may differ materially from Premier Farnell plc's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of Premier Farnell plc. These factors include, but are not limited to, integration of new information systems, continued use and acceptance of e-commerce programs and systems and their impact on other distribution systems, the ability to expand into new markets and territories, the implementation of new marketing initiatives, changes in demand for electronic, electrical, electro-magnetic and industrial products, rapid changes in distribution of products and customer expectations, product availability, the ability to introduce and customers' acceptance of new services, products and product lines, the impact of competitive pricing, fluctuations in foreign currencies, changes in interest rates and overall market conditions, particularly the impact of changes in worldwide and national economies, and changes in general economic and business conditions.

                                     PART I

As used in this Annual Report, the term "Premier Farnell" or the "Company" refers to the registrant, and the "Group" refers to the registrant and its consolidated subsidiaries as a group, unless the context otherwise indicates.

As used herein, "Fiscal" or "Fiscal Year" refers to the fiscal year which is the period from the end of one fiscal year of Premier Farnell to the Sunday nearest January 31 of the following calendar year (e.g., a reference to "Fiscal 2002" is a reference to Premier Farnell's fiscal year that began February 4, 2002 and ended February 2, 2003).

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.           KEY INFORMATION

SELECTED FINANCIAL DATA

The following tables set forth certain selected consolidated financial data for the Group for the Fiscal Years and in the currencies indicated, and are qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements of Premier Farnell, which are included in Part III in this Annual Report, and "Operating and Financial Review and Prospects." The US dollar amounts are provided for convenience purposes only. The selected financial data for and as of each of the last five Fiscal Years are derived from Premier Farnell's Consolidated Financial Statements, which have been prepared in accordance with United Kingdom generally accepted accounting principles ("UK GAAP"). In addition, the unaudited quarterly financial results of the Company for the period February 3, 2003 to May 4, 2003 appear on pages 3 through 17 of the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on May 28, 2003.

A reconciliation to United States generally accepted accounting principles ("US GAAP") of certain amounts as of February 2, 2003 and February 3, 2002 and for each of the three Fiscal Years ended February 2, 2003, February 3, 2002 and January 28, 2001 is set forth in Note 25 of the Notes to the Consolidated Financial Statements of Premier Farnell, which are included in Part III in this Annual Report.

                                                    PREMIER FARNELL SELECTED INCOME STATEMENT DATA
                                                                      FISCAL YEAR
                                            ---------------------------------------------------------------
                                              1998       1999       2000       2001       2002         2002
                                              (LM)       (LM)       (LM)       (LM)       (LM)         ($M)
                                            RESTATED   RESTATED   RESTATED   RESTATED
                                              (1)        (1)        (1)        (1)
                                            ---------------------------------------------------------------
AMOUNTS IN ACCORDANCE
WITH UK GAAP:

NET SALES
  Continuing operations                       705.0      752.1      876.2      806.4      759.0    1,244.8
Cost of sales
    - normal                                 (375.6)    (413.5)    (498.7)    (473.2)    (447.0)    (733.1)
    - exceptional                             (15.0)         -          -          -          -          -
                                            --------------------------------------------------------------
GROSS PROFIT                                  314.4      338.6      377.5      333.2      312.0      511.7
Net operating expenses
   - before amortization of goodwill         (207.2)    (234.9)    (262.5)    (244.8)    (229.1)    (375.7)
   - amortization of goodwill                     -          -          -       (1.5)      (2.6)      (4.3)
   - exceptional                                5.0          -          -          -          -          -
                                            --------------------------------------------------------------
OPERATING INCOME (Continuing operations)
   - before amortization of goodwill          112.2      103.7      115.0       88.4       82.9      136.0
   - amortization of goodwill                     -          -          -       (1.5)      (2.6)      (4.3)
                                            --------------------------------------------------------------
TOTAL OPERATING INCOME                        112.2      103.7      115.0       86.9       80.3      131.7

Loss on disposal of businesses                    -          -          -      (11.0)      (4.8)      (7.9)

Net interest payable                          (11.8)     (11.9)     (12.9)     (15.9)     (15.7)     (25.7)
                                            --------------------------------------------------------------
INCOME BEFORE TAXES                           100.4       91.8      102.1       60.0       59.8       98.1
Taxes on income                               (33.8)     (25.6)     (30.8)     (21.4)     (18.2)     (29.8)
                                            --------------------------------------------------------------
                                               66.6       66.2       71.3       38.6       41.6       68.3
NET INCOME
                                            ==============================================================

                                                          PREMIER FARNELL SELECTED INCOME STATEMENT DATA
                                                                           FISCAL YEAR
                                            -------------------------------------------------------------------------
                                              1998         1999         2000         2001         2002         2002
                                              (LM)         (LM)         (LM)         (LM)         (LM)         ($M)
                                            RESTATED     RESTATED     RESTATED     RESTATED
                                              (1)          (1)          (1)          (1)
                                                                     EXCEPT PER SHARE AMOUNTS
                                            -------------------------------------------------------------------------
Weighted average number of
Ordinary Shares (in thousands)               271,602      271,662      271,992      271,880      331,571      331,571

Net income per Ordinary Share:

    Basic                                       16.0p        15.6p        16.9p         4.6p         9.3p    $  0.153

    Diluted                                     16.0p        15.6p        16.8p         4.6p         9.3p    $  0.153

Dividend per Ordinary Share                      9.0p         9.0p         9.0p         9.0p         9.0p    $  0.148

AMOUNTS IN ACCORDANCE
WITH US GAAP:

Loss after tax prior to cumulative
effect of adoption of FAS 142                   (0.1)        (2.2)       (15.3)       (26.8)      (134.3)      (220.3)
Cumulative effect of adoption of
FAS 142                                            -            -            -            -       (728.0)    (1,193.9)
                                            -------------------------------------------------------------------------
Net loss                                        (0.1)        (2.2)       (15.3)       (26.8)      (862.3)    (1,414.2)
                                            -------------------------------------------------------------------------

Basic loss per ordinary share ADR
(2):

  Prior to cumulative effect of
  adoption of FAS 142 and gain on
  the extinguishment of preference
  shares                                        (0.1p)       (1.6p)      (11.3p)      (19.7p)      (82.4p)  ($  1.351)

  Cumulative effect of adoption of
  FAS 142                                          -            -            -            -       (439.1p)  ($  7.201)

  Preference share extinguishment
  gain                                             -            -            -            -          1.4p    $  0.023
                                            -------------------------------------------------------------------------
Net loss per ordinary share ADR (2)             (0.1p)       (1.6p)      (11.3p)      (19.7p)     (520.1p)  ($  8.529)
                                            -------------------------------------------------------------------------


                                                          PREMIER FARNELL SELECTED INCOME STATEMENT DATA
                                                                           FISCAL YEAR
                                            -------------------------------------------------------------------------
                                              1998         1999         2000         2001         2002         2002
                                              (LM)         (LM)         (LM)         (LM)         (LM)         ($M)
                                            RESTATED     RESTATED     RESTATED     RESTATED
                                              (1)          (1)          (1)          (1)
                                            -------------------------------------------------------------------------
Diluted loss per ordinary share ADR
(2):

   Prior to cumulative effect of
   adoption of FAS 142 and gain on
   the extinguishment of preference
   shares                                       (0.1p)       (1.6p)      (11.2p)      (19.6p)      (82.2p)   ($ 1.348)

   Cumulative effect of adoption of
   FAS 142                                         -            -            -            -       (438.0p)   ($ 7.183)

   Preference share extinguishment
   gain                                            -            -            -            -          1.4p     $ 0.023
                                            -------------------------------------------------------------------------
Diluted loss per ordinary share ADR
(2)                                             (0.1p)       (1.6p)      (11.2p)      (19.6p)     (518.8p)   ($ 8.508)
                                            -------------------------------------------------------------------------
Dividend per Ordinary Share ADR
(2) (3)                                     $  0.295     $  0.295     $  0.295     $  0.295     $  0.295      $ 0.295

(1) The classification of costs between cost of sales and net operating expenses in the Income Statements has been restated for each of the years Fiscal 1998 to Fiscal 2002 to reflect the manner in which management measures the performance of the Group. Further details are given in Note 1 of the Notes to the Consolidated Financial Statements, which are included in Part III in this Annual Report.

(2) Each Ordinary Share ADR represents two Ordinary Shares.

(3) Dividend per Ordinary Share ADR information for each of the Fiscal Years 1998 to 2002 has been translated using the Noon Buying Rate (as defined herein) on February 3, 2003 of L1.00 = $1.64.

                                                            PREMIER FARNELL SELECTED BALANCE SHEET DATA
                                                                           FISCAL YEAR
                                            -------------------------------------------------------------------------
                                              1998         1999         2000         2001         2002         2002
                                              (LM)         (LM)         (LM)         (LM)         (LM)         ($M)
                                            -------------------------------------------------------------------------
AMOUNTS IN ACCORDANCE
WITH UK GAAP:

Fixed assets                                    83.2         91.0        109.0        165.7        161.6        265.0
Net current assets                             193.1        208.2        239.0        231.5        126.7        207.8
                                            -------------------------------------------------------------------------
Total assets less current
liabilities                                    276.3        299.2        348.0        397.2        288.3        472.8
Creditors due after more than one year        (193.0)      (195.4)      (216.8)      (241.5)      (141.5)      (232.1)
Provisions for liabilities and
charges                                        (24.6)       (29.7)       (31.9)       (44.2)       (43.3)       (71.0)
                                            -------------------------------------------------------------------------
Net assets                                      58.7         74.1         99.3        111.5        103.5        169.7
                                            =========================================================================

Shareholders' funds                             58.4         73.8         99.0        111.5        103.5        169.7
Minority interests                               0.3          0.3          0.3            -            -            -
                                            -------------------------------------------------------------------------
                                                58.7         74.1         99.3        111.5        103.5        169.7
                                            =========================================================================

Total assets                                   428.3        446.5        524.6        565.8        543.0        890.5
Total debt                                     194.5        196.5        216.8        264.5        238.8        391.6
Nominal value of Ordinary Share
capital                                         13.6         13.6         13.6         13.6         18.1         29.7
AMOUNTS IN ACCORDANCE
WITH US GAAP:

Total assets                                 1,941.1      1,924.4      2,091.9      2,100.5      1,203.5      1,973.7
Shareholders' funds                            993.6        975.8      1,037.9      1,007.9        525.5        861.8

         EXCHANGE RATES

         In this document, references to "pounds sterling", "Sterling", "sterling", "L", "pence", or "p", are to United Kingdom ("UK") currency, and references to "US dollars", "US $" or "$" are to United States ("US") currency. Solely for the convenience of the reader, this document contains translations of certain pounds sterling amounts into US dollars at specified rates or, if not so specified, at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York, as rounded to the nearest cent (the "Noon Buying Rate") on February 3, 2003 of L1.00 = $1.64. No representation is made that the pounds sterling amounts have been, could have been or could be converted into US dollars at the rates indicated.

The following tables sets forth, for the periods indicated, the average of the high and low Noon Buying Rates for pounds sterling, expressed in US dollars per L1.00 (to the nearest cent):

FISCAL YEAR / PERIOD ENDED           AVERAGE (*)
--------------------------           -----------
January 31, 1999                         1.66
January 30, 2000                         1.61
January 28, 2001                         1.50
February 3, 2002                         1.43
February 2, 2003                         1.53
May 4, 2003 (First Quarter)              1.60

(*) The average of the Noon Buying Rates on the last day of each month during the Fiscal Year or, for the final month in each fiscal period, the last day of such fiscal period.

Exchange rate information for the six calendar months through May 2003, expressed in US dollars per $1.00 (to the nearest cent), is set forth below:

    MONTH                              HIGH              LOW
    -----                              ----              ---
December 2002                          1.56              1.61
January 2003                           1.65              1.60
February 2003                          1.65              1.57
March 2003                             1.61              1.56
April 2003                             1.61              1.55
May 2003                               1.65              1.59

On June 6, 2003, the Noon Buying Rate was L1.00 = $1.66.

DIVIDENDS

The Company's share capital consists of: ordinary shares of 5p each ("Ordinary Shares"), US $1.35 cumulative convertible redeemable preference shares of L1 each ("Dollar Preference Shares") and 89.2p cumulative convertible redeemable preference shares of L1 each ("Sterling Preference Shares"). American Depositary Shares, each representing two Ordinary Shares ("Ordinary ADSs") and evidenced by American Depositary Receipts ("Ordinary ADRs"), and separate American Depositary Shares, each representing one Dollar Preference Share ("Dollar Preference ADSs"), and also evidenced by American Depositary Receipts ("Dollar Preference ADRs"), have been issued pursuant to American Depositary Receipt Programs established by the Company in April 1996, with The Bank of New York, as depositary (the "Depositary"). The Company's Articles of Association allow, in certain circumstances, for Dollar Preference Shares to be irrevocably changed over to Sterling Preference Shares. The Company's Articles of Association state that changeovers will not be effective until notices of changeover have been received in respect of at least 400,000 Dollar Preference Shares. This threshold has been met and, as of February 2, 2003, 7,733,758 Dollar Preference Shares have been changed over.

As used herein, Dollar Preference Shares and Sterling Preference Shares are sometimes collectively referred to as "Preference Shares," Dollar Preference ADSs are referred to as "Preference ADSs" and Dollar Preference ADRs are sometimes collectively referred to as "Preference ADRs." In addition, Ordinary ADSs and Preference ADSs are sometimes collectively referred to as "ADSs" and Ordinary ADRs and Preference ADRs are sometimes referred to as "ADRs". Finally, to conform to terminology commonly used in the financial community and for the ease of the reader, unless the context otherwise requires, the terms Ordinary ADR, Preference ADR or ADR may be used to refer to both the applicable respective category of American Depositary Receipts and the Ordinary ADSs, Preference ADSs or ADSs generally evidenced by such category of American Depositary Receipts.

Ordinary Shares. The Company has paid cash dividends on its Ordinary Shares each year since 1967. An interim cash dividend is normally declared by the Company's Board of Directors in September of each year and paid in October. A final dividend for each Fiscal Year is normally recommended by the Board of Directors in March following the end of the Fiscal Year to which the dividend relates and, subject to approval by the shareholders at the Company's Annual General Meeting, is paid in the following June or July with respect to the Fiscal Year just ended.

The table below sets forth the amounts of interim, final and total cash dividends payable on each Ordinary Share in respect of each Fiscal Year indicated.

                                                              PENCE PER ORDINARY SHARE
                                                              ------------------------
FISCAL YEAR                               INTERIM                       FINAL                        TOTAL
-----------                               -------                       -----                        -----
   1998                                    4.0p                         5.0p                         9.0p
   1999                                    4.0p                         5.0p                         9.0p
   2000                                    4.0p                         5.0p                         9.0p
   2001                                    4.0p                         5.0p                         9.0p
   2002                                    4.0p                         5.0p                         9.0p

The following table sets forth the amount of such interim, final and total dividends payable on each Ordinary ADS, each representing two Ordinary Shares, translated, solely for convenience, into US cents.

                                                     TRANSLATED INTO US CENTS PER ORDINARY ADS,
                                                        EACH REPRESENTING TWO ORDINARY SHARES
                                                        -------------------------------------
FISCAL YEAR                               INTERIM                       FINAL                        TOTAL
-----------                               -------                       -----                        -----
  1998(1)                                  13.23                        15.81                        29.04
  1999(2)                                  13.21                        15.00                        28.21
  2000(3)                                  11.77                        14.01                        25.78
  2001(4)                                  11.55                        14.91                        26.46
  2002                                     12.41(5)                     16.62(6)                     29.03

--------------------
(1) Interim and final dividends translated into US dollars at rates of 1.6540 and 1.5805, respectively, being the actual rates used on payment of the dividends to ADR holders.

(2) Interim and final dividends translated into US dollars at rates of 1.6517 and 1.4999, respectively, being the actual rates used on payment of the dividends to ADR holders.

(3) Interim and final dividend translated into US dollars at rates of 1.4710 and 1.4007, respectively, being the actual rates used on payment of the dividends to ADR holders.

(4) Interim and final dividend translated into US dollars at rates of 1.4441 and 1.4910, respectively, being the actual rates used on payment of the dividends to ADR holders.

(5) Interim dividend translated into US dollars at a rate of 1.5515, being the actual rate used on payment of the dividend to ADR holders.

(6) Final dividend payable on June 25, 2003 translated into US dollars at a rate of 1.6622, the exchange rate in effect on June 6, 2003. The exchange rate in effect at the time of payment may be higher or lower than the rate used in this table.

Cash dividends on Ordinary Shares are declared and payable in pounds sterling, and fluctuations in the exchange rate between pounds sterling and US dollars will affect the US dollar amounts received by holders of Ordinary ADRs upon conversion of such dividends. For information regarding historical exchange rates for pounds sterling into US dollars, see "Key Information - Exchange Rates" above.

The Company presently expects to continue to pay dividends on the Ordinary Shares out of funds legally available therefore. The payment and amount of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account the Company's earnings, cash flow, financial and economic conditions and such other factors as the Company's Board of Directors deems appropriate.

Preference Shares. Holders of Dollar Preference Shares are entitled to receive a fixed cumulative preference dividend at the rate of $1.35 per annum for every L1 of nominal value and holders of Sterling Preference Shares are entitled to receive a fixed cumulative preference dividend at the rate of 89.2p per annum for every L1 of nominal value.

These preferential dividends accrue from day to day and are payable semi-annually in arrears, out of funds legally available therefore, in equal amounts on January 26 and July 26 in each year. The preferential dividend on any Dollar Preference Share changed over to a Sterling Preference Share accrues at the sterling rate as from the dividend payment date immediately before the changeover date. The preferential dividends are payable to holders on the register at the record date set by the Company's Board of Directors.

Special Conversion Right. Pursuant to the terms of their issue, the Preference Shares are convertible into Ordinary Shares at the rate of 2.06864 Ordinary Shares for each Preference Share converted. Pursuant to the terms of a special conversion right for holders of Preference Shares (the "Special Conversion Right") approved by shareholders on May 13, 2002, holders of Preference Shares were granted the right, for a limited time, to convert their Preference Shares at an enhanced rate of conversion of 4.6 Ordinary Shares for each Preference Share converted. The right to exercise this Special Conversion Right expired on June 24, 2002 for US holders and June

26, 2002 for UK holders. Holders of Preference Shares were entitled to receive a one-time payment in lieu of the preference dividend payable on July 12, 2002 in respect of Preference Shares that were converted pursuant to the Special Conversion Right of 19.8 pence for each Sterling Preference Share converted and $0.30 for each Dollar Preference Share converted.

Taxation of Dividends. Certain US Holders (as defined herein) of ADRs may be eligible for a UK tax credit in respect of dividends paid to them before May 1, 2003. A repayment may be available in respect of such tax credit, but any such repayment would be limited or eliminated by a notional UK withholding tax. Subject to certain limitations, this withholding tax will be treated as a foreign income tax eligible for credit against a US Holder's US federal income taxes. The credit is abolished from May 1, 2003. See "Additional Information - Taxation of Dividends."

RISK FACTORS

The Group's business and operations are subject to various risks, many of which are beyond the control of the Group. In addition to changes in general or economic business conditions which affect most businesses, the following risk factors could have an adverse impact on the Group's financial condition or results of operations:

    -    changes in foreign currency exchange rates; and

    - catastrophic events involving the Group's principal distribution facilities.

Currency exchange rate fluctuations, especially a strong US dollar, impact earnings when reported in sterling. This is a translation risk rather than a specific cash flow risk. In Fiscal 2002, 49% of the Group's net sales were derived from the US. The net translation effect of changes in average exchange rates between Fiscal 2001 and Fiscal 2002 was to reduce Group sales by L22.2 million and reduce income before taxes by L0.9 million. This was due principally to the US dollar average exchange rate in Fiscal 2001 of L1=$1.43 compared to Fiscal 2002 of L1=$1.53. The impact on income before taxes was partly offset by the Group's interest charge on its US dollar denominated debt. Transaction risk arises principally in respect of sales denominated in Euros, when the associated purchases are denominated in sterling. A weak Euro will therefore have a negative impact on earnings and the Group hedges this risk through forward contracts.

The Group has two principal distribution facilities, South Carolina, US, and Leeds, England, from which a significant proportion of the Group's sales are dispatched. Any catastrophic event to either of these facilities would have a significant impact on the Group's business.

ITEM 4.           INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Premier Farnell was incorporated in England and Wales in 1966 as a private company under the name Farnell Limited. It re-registered as a public company with the name Farnell Electronics PLC ("Farnell") in 1981. The present name, Premier Farnell plc, was adopted on April 11, 1996 in connection with the acquisition of Premier Industrial Corporation ("Premier"). The Company's registered office is Farnell House, Forge Lane, Leeds, LS12 2NE, England and the telephone number is +44 (0) 113 387 5299.

The Group is a distributor of electronic, electrical, electromechanical and industrial components principally in the United States (the "US"), the United Kingdom (the "UK") and mainland Europe. The Group currently has offices in 21 countries, principally in the territories described above, but also in Canada, Mexico, Singapore, Hong Kong, Malaysia, China, Australia and Brazil. The Group offers a broad range of products, including semiconductors, connectors, electromechanical products and passive components, as well as other products used in the electronics industry, such as consumable spares, soldering equipment and supplies, hand tools and test equipment. The Group also produces and distributes high-performance fire fighting components for the original equipment manufacturer ("OEM") and replacement markets as well as asphalt and concrete resurfacing products, and distributes repair products and hand tools for the automotive aftermarket, electrical connectors, hand and power tools and health and safety equipment for the industrial maintenance and repair market and wire and cable harnesses for the automotive and steel industries.

Over recent years, Premier Farnell has expanded its distribution activities through internal growth and by acquisition.

In January 1999, the Group announced the Challenge Program. The Challenge Program focused on e-commerce, customer relationship and publication management systems, logistics and customer service, data management and analysis, marketing initiatives, business contact centers and training. The implementation of the Challenge Program is now substantially complete in the Group's major markets.

On February 28, 2001, the Company sold Brooks Technology, based in North America and on March 30, 2001, the Company sold its automotive and industrial products distribution business in North America. Together, these two businesses contributed L53.8 million of sales anD L0.6 million of operating income in Fiscal 2000. In Fiscal 2001, these businesses contributed L7.1 million of sales and L0.2 million of operating income in the period prior to disposition.

On July 2, 2001, the Company acquired BuckHickman, a UK catalog distributor of industrial products. In Fiscal 2001, BuckHickman contributed L52.9 million of sales and L3.6 million of operating income in the period following acquisition. In Fiscal 2002, BuckHickman contributed L96.1 million of sales and L5.8 million of operating income.

On June 28, 2002, the Company sold its D-A Lubricant business, part of the Industrial Products Division in North America. This business contributed L15.3 million of sales and L0.4 million of operating income in Fiscal 2001 and L5.4 million of sales and L0.1 million OF operating loss in Fiscal 2002 prior to the date of disposition.

In February 2003, the Company announced its intention to rebrand certain businesses within the Marketing and Distribution Division to reflect the major investments made by the Group to improve the quality of its information management systems, the closer working relationship of those businesses to provide improved customer service, and to signal to customers the range and depth of services that those businesses can now provide and how they work together in providing them.

Management expects that rebranding with a new visual identity and addition of the suffix InOne will communicate the Group's progress and retain the historical value of existing business names. In March 2003, Newark Electronics began doing business as Newark InOne and, in May 2003, BuckHickman began doing business as BuckHickman InOne. In May 2003, Farnell completed the implementation of the Farnell InOne trade name, which was begun in March 2003.

CAPITAL EXPENDITURES

Amounts spent on property, plant and equipment amounted to L25.6 million in Fiscal 2000, L24.8 million in Fiscal 2001 and L24.9 million in Fiscal 2002.

In Fiscal 2000, capital expenditures included L13.8 million on front-office, customer sales and service systems. An additional L5.6 million on computer systems was spent to enhance existing systems and to facilitate integration of the front-office systems being developed. During Fiscal 2000, a number of surplus properties were sold for L4.4 million before tax.

In Fiscal 2001, capital expenditures included L15.0 million on computer systems. The Group spent L10.8 million on front-office, customer facing systems including Siebel Customer Relationship Management ("CRM") systems, Stibo publication management systems and Alterian data mining software, and the remaining L4.2 million was spent in enhancing existing systems, including expenditures to facilitate the integration of the front-office systems with the back-office systems. Additional capital expenditures for Fiscal 2001 included L4.3 million at Akron Brass on its new manufacturing facility, bringing the cumulative amount spent on this new facility to L4.8 million. During Fiscal 2001, surplus properties were sold for L1.3 million before tax.

In Fiscal 2002, capital expenditures of L24.9 million included L18.5 million on computer systems. The Group spent L10.8 MILLIon on front-office, customer facing systems based around CRM systems and an additional L7.7 million was spent in enhancing existing systems, including expenditures at Newark and Farnell to facilitate the integration of the front-office systems with the back-office systems. The front-office systems were successfully deployed at Farnell's UK business in November 2002 and in March 2003 were successfully deployed across Newark's branch and business contact center infrastructure. During Fiscal 2002, surplus properties were sold for L1.7 million before tax.

BUSINESS OVERVIEW

The Company classifies its operations into two divisions - the Marketing and Distribution Division and the Industrial Products Division.

Net sales information for each of the divisions appears below:

                                                         FISCAL YEAR ENDED
                                            JANUARY 28,      FEBRUARY 3,      FEBRUARY 2,
                                               2001             2002             2003
                                                               (IN LM)
                                            ---------------------------------------------
Marketing and Distribution
Division
     Americas                                  446.9            373.7           311.6
     Europe and Asia Pacific                   266.1            314.5           348.6
                                            ---------------------------------------------
                                               713.0            688.2           660.2
Industrial Products Division                   163.2            118.2            98.8
                                            ---------------------------------------------

Total Net Sales                                876.2            806.4           759.0
                                            =============================================

The Marketing and Distribution Division markets electronic, electrical, industrial components and products and spares for consumer appliances and consists of five operations: Newark and MCM, in the Americas and Farnell, BuckHickman and CPC in Europe and Asia Pacific. The Industrial Products Division produces and distributes high-performance fire fighting components for the OEM and replacement markets as well as asphalt and concrete resurfacing products, and distributes repair products and hand tools for the automotive aftermarket, electrical connectors and equipment for the industrial maintenance and repair market and wire and cable harnesses for the automotive and steel industries.

Neither division is dependent upon a single customer, the loss of which would have a material adverse effect on the Group.

MARKETING AND DISTRIBUTION DIVISION - THE AMERICAS

The Americas are served by Newark, headquartered in Chicago, Illinois, US, and MCM, headquartered in Dayton, Ohio, US. Newark is a small order, high service distributor of electronic components and MCM is a catalog distributor of electronic components, spare parts and accessories.

Newark distributes electronic components and electrical products, including microprocessors, switches, relays, semiconductors, electronic interconnection devices, integrated circuits, capacitors, resistors, connectors and test equipment. Newark provides customers with a wide range of products and a number of ordering and delivery options that make it possible for Newark to deliver its products promptly in the US, Brazil, Canada or Mexico. Newark also provides a complementary specialist sourcing service for non-stocked items, with access to more than 1.1 million products globally.

Newark supplies products to a broad range of customers, including small quantity manufacturers, research and development departments, repair and maintenance organizations, governmental agencies, electrical contractors, design engineers, electronic service dealers, industrial customers and universities and other educational establishments. Newark offers customers a variety of sales channels, including a local branch network, field sales, national account and business contact centers, e-commerce, catalog and direct marketing. Newark also publishes an annual catalog that serves as a reference manual for electronic components.

Newark's branch network is one of its most important marketing channels. As part of the Challenge Program, Newark began a program of investment in branch offices in Fiscal 2000. This included the installation of computers and associated staff training in readiness for the new CRM software, implemented as part of the Challenge Program. As a result, certain smaller offices were closed in late Fiscal 2000 and early Fiscal 2001. Currently, Newark operates 46 branches and 2 business contact centers.

MCM supplies products to retailers, installers and repairers of consumer electronics. MCM's markets for its products in the US have changed considerably over the past five years, as falling retail prices have made new purchases more attractive than repair. As a consequence, MCM has targeted specific growth markets, such as computer accessories, security, gaming and amusement and other specialized sectors. MCM publishes catalogs annually which are supplemented by frequent mailings featuring new products and special offers.

Premier Farnell has invested in Siebel's CRM software, which enables customer data to be collected in a structured manner, allowing for more efficient telemarketing and more targeted direct mail activity. In March 2003, the integrated CRM system became operational in the Newark branches and business contact centers. This system replaced the interim CRM solution installed in Newark's business contact centers in Fiscal 2001.

Newark, as well as Farnell and BuckHickman, have continued to pursue a strategic initiative to develop the business of key accounts, typically consisting of larger customers, including the identification of customers who operate on a national or international scale, and to provide a tailored service to meet their needs.

Newark has established eProcurement capabilities and expertise and currently has agreements with approximately 118 eProcurement customers, providing them a convenient and flexible electronic method of purchasing products. In addition, Newark has focused on providing vendor managed inventory systems to its customers. MCM has developed customized extranets, providing a highly personalized service for its large customers.

In the second quarter of Fiscal 2002, Newark closed its Chicago, Illinois, US distribution facility. Newark's distribution now operates from a single center located in Gaffney, South Carolina, US. MCM maintains a distribution center at Springboro, Ohio, US.

In May 2002, Newark commenced operations in Mexico.

MARKETING AND DISTRIBUTION DIVISION - EUROPE AND ASIA PACIFIC

Europe and Asia Pacific are served by Farnell, headquartered in Leeds, England, BuckHickman, based in Coventry, England and CPC, based in Preston, England.

Farnell is a small order, high-service distributor of electronic, electrical and industrial products and has offices in 17 countries across Europe and Asia Pacific. Farnell offers a range of components including semiconductors, connectors, optoelectronic products and displays, wire and cable, resistors, capacitors, pneumatics, hydraulics, HVAC products, hand and power tools, health and safety equipment and laboratory equipment. It offers next-day delivery of most stocked items to customers in the UK, Europe, Asia and Australasia. During Fiscal 2002, Farnell opened offices in Austria and Italy.

Farnell's customer base, which is similar to Newark's, includes small quantity manufacturers, research and development departments, repair and maintenance organizations, governmental agencies, electrical contractors, electronic service dealers, industrial customers and universities and other educational establishments. Farnell offers a variety of sales channels, including catalogs, direct-mail, field sales, national accounts, business contact centers, CD-ROM, web-based services and eProcurement. Each year, Farnell publishes paper catalogs, as well as many targeted direct-mail brochures and electronic catalogs for web sites and related e-commerce applications.

In order to provide customers throughout the world with access to the electronic and electrical products from both Newark and Farnell, Newark and Farnell are continuing to integrate their product ranges. Jointly, Newark and Farnell have entered into worldwide agreements with a number of suppliers. These agreements give customers worldwide access to a comprehensive range of product offerings.

BuckHickman is a catalog distributor of industrial products and is an authorized UK distributor for many leading industrial tools and supplies manufacturers. Additionally, BuckHickman is the exclusive distributor of its Roebuck brand of industrial products. BuckHickman sells through catalogs, its own network of 31 UK branches and its sales force.

CPC is a catalog distributor of electronic components, spare parts and accessories to retailers, installers and repairers of electronic consumer appliances and office equipment, educational establishments and a range of industrial customers. The markets for these products in the UK have changed considerably over the past five years, as falling retail prices have made new purchases more attractive than repair. As a consequence, CPC has targeted new growth markets, such as computer accessories, security, education and other specialized sectors. CPC publishes catalogs annually which are sent to customers throughout the UK and Ireland. The catalogs are supplemented by frequent mailings featuring new products and special offers.

The Marketing and Distribution Division has benefited from a range of cross-selling opportunities with BuckHickman now selling Farnell and CPC products to its customers, and Farnell now selling BuckHickman products in the UK and Ireland.

In November 2002, the integrated CRM system became operational at the UK business contact center, which replaced the interim CRM solutions installed in Fiscal 2001. Farnell and BuckHickman have increased their service offerings and have continued to install vendor-managed inventory systems throughout the UK, which complement other stockroom management initiatives.

Farnell has now established approximately 108 eProcurement relationships.

Farnell has its main distribution center in Leeds, England as well as regional distribution centers in Australia, Malaysia and Singapore. To improve the service offerings to customers located in mainland Europe, additional warehouse capacity has been leased in Liege, Belgium. The Liege facility became operational in September 2002 and has begun supplying products to mainland European markets. BuckHickman maintains a national distribution center in Coventry, England and CPC's distribution center is in Preston, England.

INDUSTRIAL PRODUCTS DIVISION

The Industrial Products Division produces and distributes high-performance fire fighting components for the OEM and replacement markets as well as asphalt and concrete resurfacing products, electrical connectors and equipment for the industrial maintenance and repair market and high endurance wire and cable for the automotive and steel industries to customers located primarily in the US and Canada. The Division also distributes repair products and hand tools for the automotive aftermarket to customers located primarily in Europe. The Division markets its product lines through separate businesses, each with its own sales force. Products are sold by field representatives, its sales personnel and independent dealers and distributors. The Division operates distribution facilities in the US, Canada, Mexico and France.

On June 28, 2002, the Company completed the sale of its D-A Lubricant business, a specialty lubricants business, which was formerly part of the Industrial Products Division.

BREAKDOWN OF NET SALES BY GEOGRAPHIC MARKETS

The table below sets forth a breakdown of total Group net sales by geographic market for Fiscal 2002, Fiscal 2001 and Fiscal 2000, respectively:

                                                         FISCAL YEAR ENDED
                                            JANUARY 28,      FEBRUARY 3,      FEBRUARY 2,
                                               2001             2002             2003
                                                               (IN LM)
                                            ---------------------------------------------

Americas                                       576.1            456.9            375.3
United Kingdom                                 168.5            215.5            251.6
Rest of World                                  131.6            134.0            132.1
                                            ---------------------------------------------

Total Net Sales                                876.2            806.4            759.0
                                            =============================================

SUPPLY ARRANGEMENTS

The Group obtains products from a variety of sources, and certain product lines are purchased pursuant to distributor agreements. These agreements are typically for periods of one year, renewable annually, are non-exclusive, and authorize the Group generally to sell a supplier's product range in one or more countries. These agreements may be cancelled by either party on short notice, and, upon cancellation by a supplier, generally provide for a return of the supplier's inventory. Purchases by the Group of finished products for distribution are significant and the Group believes that it generally has good relationships with its suppliers. However, the loss of certain suppliers could have an adverse effect on the business of particular divisions. Under the Group's global supplier program, the Group intends to continue to build upon its global relationships with certain suppliers which present opportunities to better serve customers by sharing data, bringing new products rapidly to market and providing access to a greater range of products. In respect of new product lines and products which are subject to relatively fast technological change (e.g., semiconductors), the Group typically has protection from potential inventory losses through a right to return to the supplier for credit new product that does not sell as anticipated or product that becomes obsolete, as defined in the supply contract.

SEASONALITY AND PRODUCT AVAILABILITY

Although the Group's business is not seasonal in any material respect, it is affected by the cyclical nature of the electronics industry and overall trends in the general economies of the countries in which it operates. The Group has also experienced industry-wide product shortages and excess supplies from time to time. The Group as a whole has not been dependent on any particular patent, trademark, license, franchise or concession.

COMPETITION

In the Marketing and Distribution Division, competition varies from country to country, but generally comes from national and regional distributors. The Marketing and Distribution Division serves as a single-source electronic and industrial product component supplier to a broad range of customers in the research and development, maintenance, repair and operations market. Product availability and service are key factors in maintaining a strong competitive position in the industry. Customers have a variety of local, regional and national sources of supply for small quantities of components. The Marketing and Distribution Division is characterized by the quality of customer service provided. The primary customer requirements are extensive product choice, high levels of in-stock availability and prompt, reliable delivery.

The Industrial Products Division specializes in product lines and markets where it aims to provide unique customer benefits that differentiate it from competitors. Product performance and customer service are important competitive factors.

IMPACT OF GOVERNMENTAL REGULATION

The Group has ongoing remedial environmental activities at a formerly-owned facility in the US. The estimated costs of such activities, which are not expected to be material, have been reserved for in the Group's financial statements. In addition, the Group has been involved with several third-party waste disposal sites in various states for which it has been named a potentially responsible party under applicable environmental laws. Such laws can impose joint and several liability upon each party at a given site; however, based on the number of other companies involved in the process and the relatively small volume of waste attributed to the Group, the extent of the Group's allocated financial contribution to the investigation and remediation of these sites is not expected to be material.

ORGANIZATIONAL STRUCTURE

The principal operating subsidiaries of the Company, each of which is wholly-owned, are as follows:

                                                                                    COUNTRY OF
                                                                                   INCORPORATION
                NAME OF PRINCIPAL SUBSIDIARY                                       AND OPERATION
                ----------------------------                                         ---------
Farnell Electronic Components Ltd                                                  UK
Farnell Electronic Components Pty Ltd                                              Australia
Farnell Electronic Components Limited                                              New Zealand
Farnell Italia Srl                                                                 Italy
Farnell InOne GmbH                                                                 Germany
Farnell Danmark AS                                                                 Denmark
Oy Farnell (Finland) AB                                                            Finland
Farnell Components AB                                                              Sweden
Farnell AG                                                                         Switzerland
Farnell Components (Ireland) Limited                                               Eire
Farnell (France) SAS                                                               France
Farnell (Netherlands) BV                                                           Netherlands
Farnell-Newark InOne Distribuidora de Componentes Eletronicos
Ltda.                                                                              Brazil
Farnell Components Pte Ltd                                                         Singapore
Farnell Components (M) SDN BHD                                                     Malaysia
Farnell Components (HK) Ltd                                                        Hong Kong
Farnell (Belgium) NV                                                               Belgium
Farnell Components SL                                                              Spain
Combined Precision Components PLC                                                  UK
Buck & Hickman Limited                                                             UK
Newark Corporation                                                                 USA
Newark Electronics Corporation                                                     USA
MCM Electronics, Inc                                                               USA
Premier Farnell, LLC                                                               USA
Premier Farnell Canada Limited                                                     Canada
NV Premier Industrial Belgium SA                                                   Belgium
Premier Industrial Deutschland GmbH                                                Germany
Premier Industrial Holland BV                                                      Holland
Premier Industrial France SARL                                                     France
Premier Industrial Italia Srl                                                      Italy
Premier Industrial (UK) Ltd                                                        UK
Premierco Espana SL                                                                Spain
TPC Wire and Cable de Mexico SRL de CV                                             Mexico
Premier Farnell Electronics de Mexico SRL de CV                                    Mexico

PROPERTY, PLANTS AND EQUIPMENT

The principal property, plants and equipment of the Company, are as follows:

                                                            AREA SQUARE                                               OWNED/
   FACILITY                     LOCATIONS                     FOOTAGE                   USES                          LEASED
-----------------------------------------------------------------------------------------------------------------------------
Akron Brass             Wooster, Ohio, US                     113,000            Office, research and                 Owned
                                                                                 development, and
                                                                                 manufacturing

Akron Brass             Wooster, Ohio, US                      29,575            Foundry                              Owned

BuckHickman             Coventry, England                      80,000            Office and distribution              Leased
                                                                                 center

CPC                     Preston, England                      175,000            Office and distribution              Owned
Distribution                                                                     center
Center

Maybrook                Leeds, England                        244,000            Distribution center                  Owned
Distribution
Center

European                Liege, Belgium                        162,000            Distribution center                  Leased
Distribution
Center (1)

Newark-                 Chicago, Illinois, US                 145,000            Corporate Offices -                  Owned
Ravenswood                                                                       Newark

Gaffney                 Gaffney, South Carolina, US           225,000            Distribution center                  Owned
Distribution
Center

Premier Farnell         London, England                         3,400            Corporate Offices                    Leased
London

Premier Farnell         Leeds, England                         27,200            Corporate Offices                    Owned
Armley

Farnell                 Leeds, England                        131,000            Corporate Offices -                  Owned
                                                                                 Farnell and distribution
                                                                                 center

                                                            AREA SQUARE                                               OWNED/
   FACILITY                     LOCATIONS                     FOOTAGE                   USES                          LEASED
-----------------------------------------------------------------------------------------------------------------------------
Premier Farnell         Independence, Ohio, US                 21,200            Corporate Offices and                Leased
North America                                                                    TPC Wire & Cable
                                                                                 headquarters

MCM                     Springboro, Ohio, US                  131,000            Distribution center                  Owned
Distribution
Center

----------

(1) The Company has an option to acquire an additional 43,000 square feet within the existing warehouse to be exercised before March 2004 as well as an option for an additional warehouse to be constructed on adjacent land comprising 160,000 square feet to be exercised before September 2008.

The Company believes that its current facilities are suitable for their intended use and adequately service the Company's current operating requirements.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects should be read in conjunction with the "Key Information - Selected Financial Data," "Information on the Company" and the Consolidated Financial Statements and related Notes thereto included in Part III of this Annual Report.

The Consolidated Financial Statements and the financial information discussed below have been prepared in accordance with UK GAAP and differ in significant respects from those prepared under US GAAP. For a discussion of the principal differences between UK GAAP and US GAAP, see Note 25 of the Notes to the Consolidated Financial Statements found in Part III of this Annual Report.

OVERVIEW

In January 1999, the Group announced a L90 million capital and revenue investment program, the Challenge Program. Part of this program was the implementation and monitoring of the interdependent initiatives developed throughout the Group. The Challenge Program focused on e-commerce, customer relationship management and publication management systems, logistics and customer service, data management and analysis, marketing initiatives, business contact centers and training. The Challenge Program is now substantially complete in the Group's major markets.

On February 28, 2001, the Company sold Brooks Technology, part of the Industrial Products Division in North America, for L9.5 million, with further cash payments depending on future performance. In Fiscal 2002, L0.1 million of deferred consideration was received in respect of the disposal of Brooks Technology. On March 30, 2001, the Company sold the automotive and industrial products distribution business of the Industrial Products Division in North America for L24.7 million. Taken together, these two businesses contributed L53.8 million of sales and L0.6 million of operating income in Fiscal 2000. The gain on disposal, net of costs, and before any adjustments for goodwill, amounted to L14.6 million. After adjusting for goodwill of L25.6 million in accordance with UK GAAP, the reported loss on disposal was L11.0 million.

On July 2, 2001, the Company acquired BuckHickman, a UK catalog distributor of industrial products, for L66 million in cash, including the cost of the acquisition.

On June 28, 2002, the Company sold its D-A Lubricant business, part of the Industrial Products Division in North America for L4.3 million. In Fiscal 2001, this business contributed L15.3 million of sales and L0.4 million of operating income. The loss on disposal, net of costs, and before any adjustments for goodwill, amounted to L2.3 million. After adjusting for goodwill of L2.6 million in accordance with UK GAAP, the reported loss on disposal was L4.9 million.

OPERATING RESULTS

FISCAL 2002 COMPARED WITH FISCAL 2001 AND FISCAL 2000

Financial Overview. Fiscal 2000 and Fiscal 2002 were 52-week periods, whereas Fiscal 2001 was a 53-week period.

Consolidated net sales decreased 8.0% from L876.2 million in Fiscal 2000 to L806.4 million in Fiscal 2001, including sales of L52.9 million from BuckHickman, which was acquired on July 2, 2001. The contribution to sales provided by the businesses sold in February and March 2001 was L7.1 million in Fiscal 2001 compared to L53.8 million in Fiscal 2000. The impact of the translation of overseas sales in Fiscal 2001 compared to Fiscal 2000 was favorable by L20.4 million due principally to the strength of the US dollar against sterling.

Consolidated net sales decreased 5.9% from L806.4 million in Fiscal 2001 to L759.0 million in Fiscal 2002. Sales from BuckHickman In Fiscal 2002 amounted to L96.1 million compared to the prior year of L52.9 million. The contribution to sales provided by businesses sold in Fiscal 2002 and Fiscal 2001 was L5.4 million in Fiscal 2002 compared to L22.4 million in Fiscal 2001. The impact of the translation of overseas sales in Fiscal 2002 compared to Fiscal 2001 was unfavorable by L22.2 million due principally to the weakness of the US dollar against sterling.

Consolidated net sales over the last two years have been affected by the worldwide economic downturn and the resulting decline in the market for electronic components.

In Fiscal 2002, 49% of the Group's net sales were derived from the US. In Fiscal 2000 and Fiscal 2001, the strength of the US dollar increased the translated value of the Group's dollar net sales when compared to the prior Fiscal Year's sales, whereas in Fiscal 2002, the weakness of the US dollar decreased the translated value of the Group's dollar net sales when compared to the prior Fiscal Year. The results of the US businesses were translated into sterling in Fiscal 2000 at an average exchange rate of L1=US $1.50, in Fiscal 2001 at L1=US $1.43 and in Fiscal 2002 at L1=US $1.53. Reported results in future years could fluctuate significantly due to changes in the relative strengths of sterling and the US dollar. However, actual US dollar cash inflows are to a large degree naturally hedged by US dollar cash outflows. See "Quantitative and Qualitative Disclosures About Market Risk."

The classification of costs between cost of sales and net operating expenses has been restated for each of Fiscal Years 2000 and 2001 to reflect the manner in which management measure the performance of the Group. Further details are given in Note 1 of the Notes to the Consolidated Financial Statements, which are included in Part III in this Annual Report.

Cost of sales was L498.7 million, L473.2 million, and L447.0 million in Fiscal 2000, Fiscal 2001 and Fiscal 2002, respectively. The resulting gross profit as a percentage of net sales was 43.1%, 41.3% and 41.1%, respectively. Gross profit was higher in Fiscal 2000 principally as a result of the businesses sold in Fiscal 2001 and 2002, which achieved higher gross profit margins than the retained businesses. The gross margin in Fiscal 2002 was maintained at the Fiscal 2001 level.

Total net operating expenses decreased from L262.5 million in Fiscal 2000 to L246.3 million in Fiscal 2001 and further to L231.7 million in Fiscal 2002. Total net operating expenses included amortization of goodwill arising on the acquisition of BuckHickman of L1.5 million in Fiscal 2001 and L2.6 million in Fiscal 2002. Total net operating expenses as a percentage of net sales was 30.0% in Fiscal 2000, 30.5% in Fiscal 2001 and 30.5% in Fiscal 2002. The effect of the decrease in total sales in Fiscal 2001 and Fiscal 2002 was significantly reduced by a cost reduction program. This cost reduction program was implemented across the organization early in the economic downturn. This program included staff reductions in Fiscal 2001 of 497 employees, representing 10% of the total work force, of which 415 were in North America. Costs incurred in connection with making these staff reductions amounted to L1.6 million. Following the cost reduction program in Fiscal 2001, cost controls were maintained throughout Fiscal 2002. Restructuring costs of L0.6 million were incurred in Fiscal 2002 relating to the closure of a warehouse in North America.

Total operating income was L115.0 million in Fiscal 2000, L86.9 million in Fiscal 2001 and L80.3 million in Fiscal 2002. AS a percentage of net sales, total operating income was 13.1% in Fiscal 2000, 10.8% in Fiscal 2001 and 10.6% in Fiscal 2002. The decrease in Fiscal 2001 is principally a result of the decrease in sales, although the impact of this was significantly reduced by the cost management initiatives outlined above. Despite the further fall in sales in Fiscal 2002, total operating income as a percentage of net sales in Fiscal 2002 was only slightly below that in Fiscal 2001 reflecting the continued control of costs. Restructuring costs of L1.2 million were incurred in Fiscal 2000 relating to branch and sales force reorganization in North America. The restructuring costs were offset by gains on the disposal of properties of L1.9 million. Costs in Fiscal 2001 relating to the staff reduction of L1.6 million were offset by gains on the disposal of properties of L1.5 million. Costs in Fiscal 2002 relating to the closure of a North American warehouse of L0.6 million were offset by gains on the disposal of properties of L0.5 million.

Marketing and Distribution Division. The Marketing and Distribution Division represented 87% of the Group's sales in Fiscal 2002.

Net sales of the Marketing and Distribution Division decreased by 3.5% from L713.0 million in Fiscal 2000 to L688.2 million in Fiscal 2001, and by 4.1% to L660.2 million in Fiscal 2002, compared to Fiscal 2001. Net sales in the Americas region decreased by 16.4% from L446.9 million in Fiscal 2000 to L373.7 million in Fiscal 2001, and by 16.6% to L311.6 million in Fiscal 2002 compared to Fiscal 2001. The impact of the translation of overseas sales was favorable by L17.3 million in Fiscal 2001 compared to Fiscal 2000, but unfavorable by L20.8 million in Fiscal 2002 compared to Fiscal 2001, due to the relative strength/weakness of the US dollar against sterling.

Net sales in the Europe and Asia Pacific region increased by 18.2% from L266.1 million in Fiscal 2000 to L314.5 million in Fiscal 2001 and by 10.8% to L348.6 million in Fiscal 2002. The impact of the translation of overseas sales was unfavorable by L0.5 million in Fiscal 2001 compared to Fiscal 2000 but was favorable by L1.9 million in Fiscal 2002 compared to Fiscal 2001. Sales from BuckHickman, which was acquired in July 2001, amounted to L52.9 million in Fiscal 2001 and L96.1 million in Fiscal 2002.

Sales of the Marketing and Distribution Division over the past two years have been impacted by the worldwide downturn in the economy. A slowdown in the US market was first seen in the final quarter of Fiscal 2000 due to the downturn in the demand for electronic components in the electronics and telecommunications sector. During Fiscal 2001, the downturn in the Americas spread to the rest of the world. In particular, Asia experienced a decline in sales consistent with that seen in the US and sales declines were also experienced in the UK and Germany, though at a lower rate. This downturn, combined with the general worldwide economic downturn, affected the broad industrial customer base throughout Fiscal 2001. General industrial demand and activity in the electronics industry remained weak throughout Fiscal 2002 in the Division's primary US and European markets. However, sales per working day have remained relatively stable since May 2002 and an improving sales trend was seen in the second half of Fiscal 2002.

Despite the decline in sales over the last two years, the Division has continued its revenue investment program by focusing on expansion of product range, international development, obtaining a deeper understanding of customers and markets, greater penetration of existing multi-national and large accounts and ongoing improvement of customer service.

Operating income of the Marketing and Distribution Division was L104.2 million in Fiscal 2000 (Americas L60.5 million, Europe and Asia Pacific L43.7 million), L77.1 million in Fiscal 2001 (Americas L38.4 million, Europe and Asia Pacific L38.7 million after amortization of goodwill of L1.5 million) and L72.6 million in Fiscal 2002 (Americas L33.0 million, Europe and Asia Pacific L39.6 million after amortization of goodwill of L2.6 million). Operating income as a percentage of sales was 14.6% in Fiscal 2000 (Americas 13.5%, Europe and Asia Pacific 16.4%), 11.2% in Fiscal 2001 (Americas 10.3%, Europe and Asia Pacific 12.3% after amortization of goodwill) and 11.0% in Fiscal 2002 (Americas 10.6%, Europe and Asia Pacific 11.4% after amortization of goodwill). The decrease in Fiscal 2001 reflects principally the reduction in sales, despite the acquisition of BuckHickman, although the effect of this reduction in sales was significantly reduced by the cost reduction program implemented by management, as discussed above. In Fiscal 2002, the operating margin fell only slightly despite the increase in goodwill amortization, reflecting tight control of gross margin and costs. The reduction in operating margin in Europe and Asia Pacific was attributable to BuckHickman, which has a lower operating margin, and the increase in goodwill amortization.

Industrial Products Division. As noted above, this Division disposed of two businesses in Fiscal 2001 and one business in 2002.

Net sales of the Industrial Products Division in Fiscal 2000 were L163.2 million, decreasing to L118.2 million in Fiscal 2001 and to L98.8 million in Fiscal 2002. The decrease in sales over the last two fiscal years was primarily a result of the sale of the businesses referred to above. The impact of the translation of overseas sales was favorable by L3.6 million in Fiscal 2001 compared to Fiscal 2000, but unfavorable by L3.3 million in Fiscal 2002 compared to Fiscal 2001, due to the strength/weakness of the US dollar against sterling.

In Fiscal 2001, while sales of high performance fire fighting components and repair products and hand tools for the automotive aftermarket were relatively flat compared with the prior Fiscal Year, sales of wire and cable to the North American automotive and steel industries and sales of asphalt and concrete resurfacing products declined as a result of the general overall economic downturn in North America.

In Fiscal 2002, sales of high performance fire fighting components were L33.2 million compared to L34.9 million in Fiscal 2001. This decline in sales was primarily due to the unfavorable impact of the US dollar against sterling. Sales to the US municipal and original equipment markets improved, although the industrial segment was weaker. The completion of the $7 million expansion and upgrade to the manufacturing facility in Fiscal 2001 has significantly enhanced manufacturing capacity and efficiency enabling the business to generate a higher gross margin for its products.

In Fiscal 2002, sales of repair products and hand tools for the automotive aftermarket were L35.0 million compared to L35.0 million in Fiscal 2001. A sales force salary restructuring program was completed in Fiscal 2002 with the sales force moving from a commission only to a salary based scheme. Despite some disruption in France as a result of the implementation of this new restructuring program, sales productivity levels have generally increased.

In Fiscal 2002, sales of wire and cable to the North American automotive and steel industries were L12.8 million compared to L13.6 million in Fiscal 2001. The businesses major markets have continued to suffer from downturns, which have now lasted several years.

Operating income of the Industrial Products Division was L18.6 million in Fiscal 2000, L17.7 million in Fiscal 2001 and L15.2 million in Fiscal 2002. The decline in Fiscal 2002 reflects the impact of the business disposals referred to above, the impact of the disruption in France arising from the sales force restructuring program, a gain on disposal of excess properties in Fiscal 2001 and the impact of currency translation.

Loss on Disposal of Businesses, Income Before Taxes, Income Taxes and Net Income. The loss on disposal of businesses in Fiscal 2001 of L11.0 million and in Fiscal 2002 of L4.8 million relate to the sale of the businesses of the Industrial Products Division referred to above. In Fiscal

2001, the gain on the net assets sold, net of costs, amounted to L14.6 million, which was offset by goodwill relating to the acquisition of these businesses of L25.6 million, which had previously been eliminated against reserves in accordance with UK GAAP. In Fiscal 2002, the loss on the net assets sold, net of costs, amounted to a L2.3 million. The reported loss was increased by L2.6 million to L4.9 million, reflecting the goodwill relating to the acquisition of this business which had previously been eliminated against reserves in accordance with UK GAAP. In Fiscal 2002, L0.1 million of deferred consideration was received in respect of the disposals in Fiscal 2001.

Income before taxes in Fiscal 2000, Fiscal 2001 and Fiscal 2002 was L102.1 million, L60.0 million and L59.8 million, respectively, after net interest payable of L12.9 million, L15.9 million and L15.7 million, respectively. The majority of this interest relates to the US dollar-denominated debt. The increase in the interest charge in Fiscal 2001 from Fiscal 2000 was the result of increased debt related to the acquisition of BuckHickman in July 2001 and currency translation effects. The interest charge in Fiscal 2002 was similar to Fiscal 2001 with the full year impact of the increased debt related to the acquisition of BuckHickman being offset by favorable currency translation effects. The impact of the translation of overseas income before taxes in Fiscal 2001 was favorable by L1.7 million and in Fiscal 2002 was unfavorable by L0.9 million, both due principally to the rate of exchange of the US dollar against sterling.

Taxes on income were L30.8 million, L21.4 million and L18.2 million in Fiscal 2000, Fiscal 2001 and Fiscal 2002, respectively. The tax charge in Fiscal 2002 is net of a tax credit of L0.9 million arising on the disposal of businesses. No tax charge or credit arose on the disposals in Fiscal 2001. The effective rate of income tax was 30.2%, 29.5% and 28.4% in Fiscal 2000, Fiscal 2001 and Fiscal 2002, respectively. The effective tax rates are calculated as follows:

                                                           FISCAL 2000             FISCAL 2001        FISCAL 2002
                                                               LM                      LM                 LM
Income before taxes                                           102.1                   60.0               59.8
   Loss on disposal of businesses                                 -                   11.0                4.8
   Goodwill amortization                                          -                    1.5                2.6
                                                           --------------------------------------------------
Income before taxes, goodwill amortization and loss on
disposal of businesses                                        102.1                   72.5               67.2
                                                           --------------------------------------------------

Taxes on income                                                30.8                   21.4               18.2
Tax credit on disposal of businesses                              -                      -                0.9

                                                           --------------------------------------------------

Taxes on income excluding tax credit on disposal of
businesses                                                     30.8                   21.4               19.1
                                                           --------------------------------------------------

Effective rate of income tax                                   30.2%                  29.5%              28.4%
                                                           --------------------------------------------------

The effective rates of income tax include tax credits arising from the favorable settlement of earlier years' tax liabilities of L0.5 million, L0.7 million and L1.0 million in Fiscal 2000, Fiscal 2001 and Fiscal 2002, respectively. Excluding these tax credits, the effective rate of income tax was 30.7%, 30.5% and 29.9%, respectively. The actual amount of income taxes paid in each of these years was L28.3 million, L27.4 million and L12.7 million, respectively. Taxes paid in Fiscal 2002 benefited by approximately L9.0 milliON as a result of tax repaid from prior years.

Primarily as a result of the above noted items, net income for the year was L71.3 million in Fiscal 2000, L38.6 million in Fiscal 2001 and L41.6 million in Fiscal 2002. Net income after preference and ordinary dividends amounted to L21.5 million in Fiscal 2000. In Fiscal 2001 and 2002, the net loss after preference and ordinary dividends amounted to L12.0 million and L1.8 million, respectively.

FOREIGN CURRENCY

A substantial proportion of the Group's net sales and expenses are denominated in US dollars and Euros. The management of the Group's exposure to movements in foreign exchange rates is discussed in "Quantitative and Qualitative Disclosures About Market Risk".

INFLATION

Generally, the Group's costs are affected by inflation, which can impact future results.

LIQUIDITY AND CAPITAL RESOURCES

The Group's liquidity requirements arise primarily from capital investment, obligations on indebtedness and working capital needs. The Company believes that current available bank facilities will be sufficient to support the Group's working capital requirements for at least the next 12 months.

The Group has been able to fund its working capital requirements for the past three Fiscal Years through cash flow from operations. Net cash flow from operating activities amounted to L112.4 million for Fiscal 2000, L107.1 million for Fiscal 2001 and L92.0 million for Fiscal 2002.

The Group's current assets consist primarily of accounts receivable and inventory. The Group's current assets as a percentage of total assets were 79.2%, 70.7% and 70.2% in Fiscal 2000, Fiscal 2001 and Fiscal 2002,
respectively.

Net cash payments for capital expenditures and financial investment in Fiscal 2000, Fiscal 2001 and Fiscal 2002 were L21.7 million, L24.1 million and L23.2 million, respectively. Details of capital expenditures in these years are provided in "Information on the Company - Capital Expenditures."

For Fiscal 2003, capital expenditures are expected to be in the range of L15 million to L25 million, and relate principally to expenditure on front-office systems and other information technology development.

In Fiscal 2001 and Fiscal 2002, L27.5 million and L3.3 million, respectively, of net cash was generated from the disposal of businesses. The acquisition of BuckHickman on July 2, 2001 for L66 million was funded from existing facilities and cash resources.

In connection with the Special Conversion Right, during Fiscal 2002, holders of Preference Shares were entitled to receive a one-time payment in lieu of the preference dividend in respect of those Preference Shares converted of 19.8 pence for each Sterling Preference Share converted and $0.30 for each Dollar Preference Share converted. As a result of the Special Conversion Right, 19,530,070 Preference Shares were converted into 89,838,310 Ordinary Shares. Costs in respect of the Special Conversion Right amounted to L0.9 million.

In addition, in July 2002 the Company purchased in the open market and cancelled a total of 643,964 of its own preference shares at a cash cost of L8.3 million.

As a result of the conversions in connection with the Special Conversion Right and the repurchase of Preference Shares, dividends paid on preference shares in Fiscal 2002 amounted to L10.8 million (Fiscal 2001:L26.1 million and Fiscal 2000:L25.3 million) and dividends paid on ordinary shares amounted to L28.1 million (Fiscal 2001:L24.5 million, Fiscal 2000: L24.5 million).

Subsequent to the end of Fiscal 2002, the Company purchased in the open market and cancelled an additional 197,000 of its own Preference Shares at a cash cost of L2.3 million. From time to time and subject to shareholder approval, the Company may repurchase its Preference Shares and Ordinary Shares.

Indebtedness. The Company's net debt of L209.2 million at February 2, 2003 consisted of gross debt of L238.8 million less cash at bank and on hand of L29.6 million. The gross debt represents unsecured loans, consisting of L94.5 million ($155 million) principal amount of 7.0% US dollar guaranteed senior notes payable June 2003, L94.5 million ($155 million) principal amount of 7.2% US dollar guaranteed senior notes payable June 2006, amounts borrowed under the Company's bilateral bank facilities of L44.0 million, unsecured bank overdrafts of L2.7 million, and other borrowings of L3.1 million. The Company's bilateral bank facilities consist of multi-currency revolving facilities totaling L125 million, which carry a LIBOR- based floating rate of interest and are committed until 2006. As of May 1, 2003, these facilities were drawn down by L42.0 million ($68.9 million).

Since the end of Fiscal 2002, the Group has raised $225 million (L137 million) of new funding in the private placement market. This consists of $66 million of 7-year notes and $159 million of 10-year notes at fixed interest rates of 5.3% and 5.9%, respectively. This funding was drawn down on June 13, 2003 and has been arranged principally to refinance the L94.5 million ($155 million) 7.0% senior notes repayable on June 17, 2003 and for other general corporate purposes.

Gross debt at February 2, 2003 is repayable as follows:

                                                                      Lm
Within year ending January 2004                                      97.3
Within year ending January 2005                                       0.2
Within year ending January 2007                                     138.8
In subsequent years                                                   2.5
                                                                    -----
Total                                                               238.8
                                                                    -----

Cash balances decreased from L37.6 million at the end of Fiscal 2000 to L28.1 million at the end of Fiscal 2001 and increased to L29.6 million at the end of Fiscal 2002. No debt was due for repayment during Fiscal 2002. As of February 2, 2003, cash balances consisted of L2.5 million in sterling, L4.2 million in US dollars, L16.9 million in Euros and L6.0 million in other currencies.

The agreements entered into by the Company in connection with the US senior notes and the Company's multi-currency bilateral revolving bank facilities described above include various financial covenants relating to the performance of the Group which are commensurate with typical requirements for facilities of this nature. These covenants may have the effect of restricting the Company's ability to incur additional indebtedness and limiting other activities of the Company. Based upon current levels of indebtedness and performance, the Group is operating within its financial covenants.

In addition to the gross debt discussed above, the Group has annual commitments under operating leases. As of February 2, 2003, the annual commitments were as follows:

LEASE EXPIRING:                                    LAND AND BUILDINGS             OTHER ASSETS            TOTAL
---------------                                    ------------------             ------------            -----
                                                            Lm                         Lm                   Lm
Within one year                                            0.7                        0.9                  1.6
Between two and five years                                 3.2                        2.7                  5.9
After five years                                           1.8                          -                  1.8
                                                           ---                        ---                  ---
                                                           5.7                        3.6                  9.3
                                                           ===                        ===                  ===

Commitments for property, plant and equipment that were authorized and contracted for at February 2, 2003 amounted to L3.2 million.

Dividend Obligations. Holders of Dollar Preference Shares are entitled to receive a fixed cumulative preference dividend at the rate of $1.35 per annum for every L1 of nominal value and holders of Sterling Preference Shares are entitled to receive a fixed cumulative preference dividend at the rate of 89.2p per annum for every L1 of nominal value.

These preferential dividends accrue from day to day and are payable semi-annually in arrears to holders on the relevant record date, out of funds legally available therefore, in equal amounts on January 26 and July 26 in each year. The preferential dividend on any Dollar Preference Share changed over to a Sterling Preference Share accrues at the sterling rate as from the dividend payment date immediately before the changeover date. The preferential dividends are payable to holders on the register at the record date set by the Company's Board of Directors.

Holders of Preference Shares were entitled to receive a one-time payment payable on July 12, 2002 in lieu of the preference dividend in respect of Preference Shares that were converted pursuant to the Special Conversion Right of either
19.8 pence per Sterling Preference Share converted or $0.30 per Dollar Preference Share converted. See "Key Information - Special Conversion Right" for additional information.

Historically, the aggregate amount payable annually by the Company in respect of dividends on the Preference Shares has been approximately L26 million ($38 million). As a result of conversions in connection with the Special Conversion Right, aggregate dividends payable by the Company on the Preference Shares were L11 million ($17 million) for Fiscal 2002, including the one-time payment in lieu of the preference dividend referred to above. In subsequent years, the aggregate dividend payable by the Company on the Preference Shares is expected to be approximately L7 million ($11 million).

In addition, although the declaration and payment of dividends on Ordinary Shares remains subject to the discretion of the Company's Board of Directors, the Company currently intends to continue to pay regular semi-annual dividends on such shares. In respect of Fiscal 2002, Premier Farnell declared aggregate dividends on Ordinary Shares of 9.0p per share. As of February 2, 2003, there were a total of 362,438,230 Ordinary Shares outstanding. For more information on the Company's dividend obligations, see "Key Information - Dividends".

Capital Resources. Premier Farnell currently expects that existing working capital, cash flow from operations and credit facilities available under the terms of its existing borrowing arrangements are sufficient to fully satisfy its obligations with respect to the interest on the Group's indebtedness and dividends on the Preference Shares and to pay, as and when declared by the Company, dividends on the Ordinary Shares. Premier Farnell has historically generated significant levels of cash flow from operations, and it is expected that this will be used to pay interest on the Group's debt and dividends.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Historically, the Marketing and Distribution Division has not incurred substantial research and development costs because it relies principally on its suppliers for product development activities. With respect to the Industrial Products Division, research and development costs were approximately L1.1 million, L0.9 million and L1.0 million in Fiscal 2002, Fiscal 2001 and Fiscal 2000, respectively.

TREND INFORMATION

During Fiscal 2002, most of the Group's markets continued to be impacted by the downturn in the electronics cycle combined with significantly reduced industrial demand due to the general worldwide economic decline. During Fiscal 2003, the Group's sales have continued to be affected by the economic downturn, with little improvement in the Group's markets, and are likely to continue to be affected until there is an improvement in the world economy.

The Challenge Program has assisted in shifting the Company's focus towards the goal of understanding the changing needs of its customers and creating better ways to provide the products and services that they require. To meet this goal, the Company has pursued and obtained agreements with major national and international global customers. Management expects that these agreements will allow the Company to gain more of these customers' business and build long-term relationships. The Company also continues to focus its efforts on creating and supplying value-added services to its customers, such as eProcurement arrangements, vendor managed inventory installations, increased product ranges, improved service levels and geographic expansion. Management expects that by taking these steps, the Company will be able to provide a broader range of services to customers with the potential for an increase in net sales.

CRITICAL ACCOUNTING ESTIMATES

Critical Accounting Estimates. The Group's financial statements are prepared in accordance with UK GAAP. The Group's principal accounting policies are given in
Note 1 of the Notes to the Consolidated Financial Statements, which are included in Part III of this Annual Report. In preparing the financial statements under UK GAAP, the Company's Board of Directors are required to make estimates and assumptions that impact the reported results of operations and financial position. Actual results may differ from these estimates. Certain of the Group's accounting policies have been identified as the most critical accounting policies by considering which policies involve particularly complex or subjective decisions or assessments and these are discussed below. The discussion below should be read in conjunction with the full statement of accounting policies.

Pensions and other post employment benefits. The nature of pensions and other post-retirement benefits is inherently long-term and future actual experience may differ from the actuarial assumptions which are used to calculate the Group's costs for pensions and other post-retirement benefits. The principal actuarial assumptions relate to the expected return on assets, future salary increases, pension increases, and interest rates for costing liabilities and health care cost trends. Those assumptions are detailed in Note 21 of the Notes to the Consolidated Financial Statements which are included in Part III of this Annual Report. The most sensitive assumption for the Group's pension plans under UK GAAP Statement of Standard Accounting Practice ("SSAP") 24 is the expected return on assets. For Fiscal 2002, the SSAP 24 pension valuation reflected in the financial results assumes an expected return on assets for both the UK pension plan and US pension plans of 8.5%. With respect to the UK pension plan, the estimated impact of reducing the expected return on assets by 0.5% to 8.0% would be to increase the SSAP 24 pension cost from L0.1 million to L0.5 million, and the estimated impact of increasing the expected return on assets by 0.5% to 9.0% would be to change the SSAP 24 pension cost from L0.1 million to a pension credit of L0.3 million. With respect to the US pension plans, the estimated impact of reducing the expected return on assets by 0.5% to 8.0% would be to reduce the SSAP 24 pension income from L6.9 million to L5.7 million, and the estimated impact of increasing the expected return on assets by 0.5% to 9.0% would be to increase the SSAP 24 pension income from L6.9 million to L8.1 million.

Estimated useful lives of tangible fixed assets. Tangible fixed assets, other than land which is not depreciated and motor vehicles which are depreciated on a reducing balance basis, are depreciated on the straight-line method over their estimated useful lives. Useful lives are estimated based on a number of factors including the expected usage of the asset, expected physical deterioration and technological obsolescence. The annual rate of depreciation of the asset may need to be increased if it becomes clear that its useful life will be shorter than originally expected. In turn, if the actual useful life of the asset turns out to be longer than the estimated useful life, the asset may continue to be used after being fully written down, thus incurring no further depreciation charge. The market value of buildings is often more affected by property market conditions than the age of the building and, accordingly, when a building is sold a significant gain or loss could arise from the difference between the sale proceeds and the carrying value of the asset.

Inventories. Inventories are stated on a first-in, first-out basis at the lower of cost and net realizable value. Management frequently reviews inventory using historical data to estimate the amount of excess, obsolete or unsaleable inventory and reserves are made as considered appropriate.

Trade receivables. Exposure to losses on trade receivables is principally dependent on each customer's financial condition. Management frequently reviews trade receivable balances using knowledge of the customer, aging analysis and payment history, and reserves are made as considered appropriate.

Estimated useful lives of intangible fixed assets and goodwill. Under US GAAP, the Group is required to adopt the new standard, Financial Accounting Standard ("FAS") 142, prospectively as of February 4, 2002. Under this new standard, goodwill and other intangible assets that are deemed to have an indefinite life are no longer amortized. Separate intangible assets with finite lives continue to be amortized over their useful lives. Goodwill and indefinite-lived intangible assets are tested for impairment on an annual basis by applying a fair-value-based test. The Group performed the transitional impairment test under FAS 142 and compared the carrying amount for each reporting unit to its fair value, which was determined based on discounted cash flows. Upon completion of the transitional test, the Group determined that there was an impairment of goodwill of L728 million as of February 4, 2002 and also determined that there were no similar impairments to indefinite lived intangible assets. The Group also completed the annual impairment test required by FAS 142 as of July 31, 2002, which resulted in no impairment charges.

In determining the fair value of each business unit based on discounted cash flows, a number of assumptions are made, including future sales growth rates, operating margins, working capital trends, capital expenditure and the appropriate discount factor. If actual experience differs from any of these assumptions, variances in the fair value of the business unit would result which may impact the amount of goodwill carried on the balance sheet. The most sensitive of the assumptions used are forecast sales growth and operating margin in respect of Newark, which is the largest reporting unit where impairment has arisen under the FAS 142 transitional test. For each 0.1% reduction in absolute terms of sales growth percentage and operating margin from those forecast, the impairment of L728 million would have been increased by approximately L5 million and L3 million, respectively.

The definite lived intangible assets of the Group recognized under US GAAP are the customer list of the Newark and BuckHickman businesses. The lives of these assets were reassessed on February 4, 2002 in accordance with the provisions of FAS 142, and it was determined that no change was required to the estimated useful lives. If actual useful life differs from estimated useful life, variations in amortization charges would result and, in addition, the assets may be carried in the Company's balance sheet at values different to fair values. The estimated useful life of a customer list is the estimated average period that each customer will buy from the business before such customer ceases to be a customer. The most sensitive estimate used is the estimated useful life of the Newark customer list acquired in 1996 which was reassessed using available historic data of customer turnover and attrition rates. For example, if the Newark customer list were to have a useful life of 10% less than that estimated, this would result in an increase in the annual amortization from approximately L30 million to L34 million.

NEW ACCOUNTING STANDARDS

US GAAP. In August 2001, the US Financial Accounting Standards Board ("FASB") issued FAS No. 143, "Accounting for Asset Retirement Obligations". The Company adopted FAS 143, on February 3, 2003. Under FAS 143, the fair value of a liability for an asset retirement obligation covered under the scope of FAS 143 would be recognized in the period in which the liability is incurred, with an offsetting increase in the carrying amount of the related long-lived asset. Over time, the liability would be accreted to its present value, and the capitalized cost would be depreciated over the useful life of the related asset. Upon settlement of the liability, an entity would either settle the obligation for its recorded amount or incur a gain or loss upon settlement. Adoption of FAS 143 did not have a significant impact on the Group's results of operations or financial position as of February 3, 2003, because the Group does not currently have any contractual arrangements under which an asset retirement obligation exists.

In April 2002, FAS 145, "Rescission of FAS 4, 44 and 64, Amendment to FAS 13, and Technical Corrections," was issued. This statement updates, clarifies and simplifies existing accounting pronouncements. It rescinds FAS 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related taxes. Upon adoption, the criteria in Accounting Principles Board ("APB") 30 will be used to classify such gains and losses. Gains or losses on extinguishment of debt that were classified as extraordinary in prior periods presented that do not meet APB 30 criteria for classification as extraordinary must be reclassified into earnings from operations. FAS 145 also rescinds FAS 64, which amended FAS 4 and FAS 44, which established accounting requirements for the transition of the Motor Carrier Act of 1980. FAS 145 amends FAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The Company has adopted FAS 145 effective February 3, 2003. The provisions of the standard relating to sale and leaseback accounting are not expected to have a significant impact on the Group's results of operations because the Company does not currently have any transactions that would be implicated under this standard. The provisions of the standard relating to gain or loss recognition on extinguishment of debt will need to be considered in Fiscal 2003 in respect of the gain/loss recognized on the Preference Share repurchase because the Company has repurchased additional Preference Shares since February 3, 2003.

In July 2002, FAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. FAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, and the Company adopted the statement effective February 3, 2003. Adoption did not have a significant impact on the Group's results of operations, financial position or liquidity. FAS 146 changes the timing of liability and expense recognition but not the ultimate amount of those expenses.

In December 2002, FAS 148 "Accounting for Stock-Based Compensation - transition and disclosure" was issued. This statement amends transitional and certain disclosure provisions FAS 123 "Accounting for Stock-Based Compensation," but does not amend the recognition provisions of FAS 123. FAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. FAS 148 also requires more prominent and more frequent disclosure in the financial statements about the effects of stock-based compensation. The Company already accounts for stock-based compensation in accordance with FAS 123 and therefore adoption of FAS 148 effective February 3, 2003 did not have a significant impact on the Group's results of operations, financial position or liquidity.

In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." FAS No. 149 is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. The Company is currently analyzing the impact of this statement, but does not believe that it will have a material impact on its results of operations or financial position upon adoption.

In May 2003, the FASB issued FAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The Company is currently analyzing the impact of this statement.

In November 2002, Financial Accounting Standard ("FIN") 45 "Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," was issued. This Interpretation expands the guidance of FAS 5, FAS 57, and FAS 107 and incorporates without change the provisions of FIN 34, which is now superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters or credit. It also clarifies that at the time the Company issues a guarantee, the Company must recognize an initial liability of the fair value, or market value, of the obligations it assumes under that guarantee for those guarantees subject to the recognition provisions of the Interpretation and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year end. Adoption of FIN 45 has not had a significant impact on the Group's results of operations, financial position or liquidity. The Group has adopted the disclosure standards, performed a review and determined that there is nothing to disclose as a result.

In January 2003, FIN 46 "Consolidation of Variable Interest Entities," was issued. FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity where the Company is considered to be the Primary Beneficiary to the arrangement or disclose the nature of the interest in the entity where the Company is considered to have a significant interest in the entity. FIN 46 applies to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The related disclosure requirements are effective immediately and are given in
Note 25 of the Notes to the Consolidated Financial Statements included in Part III in this Annual Report. Adoption of FIN 46 has not had a significant impact on the Group's results of operations, financial position or liquidity.

UK GAAP. On November 30, 2000, the UK Accounting Standards Board ("ASB") issued Financial Reporting Standard ("FRS") 17, "Retirement Benefits." FRS 17 introduces a different approach to accounting for defined benefit pension schemes. At each year end the pension scheme assets are to be measured at market value, the pension scheme liabilities are to be measured at a present value using a specified actuarial valuation method and discounted at a corporate bond rate, the resulting surplus or deficit of which is to be shown on the balance sheet. The FRS redefines what should be reported as operating costs, including an annual "current service cost" (which is no longer reduced or increased by spreading forward surpluses or deficits). The expected return on scheme assets less the notional interest cost on the scheme liabilities is included as other finance costs (or income) adjacent to interest. Actuarial gains and losses from year to year are to be recognized immediately in the statement of total recognized gains and losses.

Implementation rules require balance sheet disclosures in Fiscal 2001, balance sheet and income statement disclosures in Fiscal 2002 and full implementation in Fiscal 2003. However, in December 2002, the ASB extended the transitional arrangement for FRS 17, although the disclosure requirements remain in place. Fiscal 2002 disclosures in accordance with FRS 17 are given in Note 21 to the Consolidated Financial Statements found in Part III of this Annual Report. If FRS 17 had been fully adopted in Fiscal 2002, net income before tax would have been reduced by L3.2 million, which is the net of L10.2 million charged to operating income and L7.0 million credited to interest. The consolidated net assets would have been reduced by L31.1million.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

BOARD OF DIRECTORS

SIR MALCOLM BATES, 68, was appointed Chairman (Non-Executive) in 1997. He is also Chairman of the Company's Nominations Committee as well as a member of the Audit, Remuneration and Organization and Management Development Committees. Sir Malcolm also serves as Chairman of London Transport and AMP (UK) plc (includes AMP Pearl Assurance, NPI and AMP London Life). He is Non-Executive Director of AMP Ltd (Australia).

JOHN R. HIRST, 50, was appointed Group Chief Executive in 1998 and serves as a member of the Company's Nominations and Organization and Management Development Committees. Mr. Hirst was previously with Imperial Chemical Industries plc, where he spent 19 years and held a number of senior posts, including divisional Chief Executive of ICI Performance Chemicals, Chief Executive of ICI Autocolor and Group Treasurer.

ANDREW C. FISHER, 45, was appointed Group Finance Director in 1994. Mr. Fisher was previously a partner with Price Waterhouse.

SIR ROBERT HORTON, 63, was appointed Non-Executive Director in 1995 and Deputy Chairman in June 2002 and serves as Chairman of the Company's Organization and Management Development Committee and is a member of the Nominations Committee. Sir Robert is also the Non-Executive Chairman of Chubb plc and a Non-Executive Director for Emerson Electric Co. (US). He served formerly as Chairman of Railtrack plc and Chairman and Chief Executive Officer of BP.

MICHAEL LESTER, 63, was appointed Non-Executive Director in 1998. He serves as Chairman of the Company's Remuneration Committee and is a member of the Audit Committee. Mr. Lester is also a Director of BAE Systems plc and was formerly a Director and Vice Chairman for The General Electric Company plc.

CARY J. NOLAN, 60, was appointed Non-Executive Director in 1999 and also serves as a member of the Company's Audit and Remuneration Committees. Mr. Nolan was formerly President, Chief Executive Officer of Marconi Medical, Cooper Surgical and Picker International Inc. and President of Xerox Medical Systems Division. He is a Non-Executive Director of Toshiba Medical and Tomotherapy Inc.

D. JOHN S. ROQUES, 64, was appointed Non-Executive Director in 1999. He is Chairman of the Company's Audit Committee and is a member of the Remuneration Committee. Mr. Roques is Chairman of Portman Building Society and Non-Executive Director for BBA Group plc and Chubb plc. He was formerly the senior partner of Deloitte & Touche.

WILLIAM B. KORB, 63, was appointed Non-Executive Director in January 2003 and serves on the Company's Remuneration and Organization and Management Development Committees. Mr. Korb was President and CEO of Gilbarco Incorporated and is a Non-Executive Director of Cambrex Corporation.

The above list does not include Morton L. Mandel and Patrick F. Sullivan, both of whom resigned from the Board of Directors as of June 12, 2002. Mr. Mandel, a co-founder of Premier, was appointed Deputy Chairman (Non-Executive) in 1996 and served on the Company's Audit and Remuneration Committees. Mr. Sullivan was appointed Non-Executive Director in 1999 and served on the Company's Nominations and Organization and Management Development Committees.

SENIOR MANAGEMENT

LAURENCE BAIN, 49, joined the Group in July 2002 as Chief Operating Officer. Mr. Bain was previously Vice President and Director of Operations for the Personal Communication Sector of Motorola in Europe, Middle East and Africa.

PETER COSTELLO, 57, joined the Group in 1995 and is Chief Executive of the North American operations of the Industrial Products Division. Mr. Costello was previously Chief Executive of the Group's former Product Manufacturing Division and was appointed Chief Executive of the Industrial Products Division in 1998.

CHRISTOPHER C. HAWORTH, 45, joined CPC in 1975, where he was Managing Director when it was acquired by the Group in 1995. Mr. Haworth was appointed Chief Operations Officer of Farnell in December 2000 and is currently Chief Operating Officer, Marketing and Distribution Division, Europe and Asia Pacific.

GRAHAM JOHNSON, 43, joined the Group in April 2002 and is the Group Director, Information Technology and Business Systems. Mr. Johnson was formerly a Senior Consultant for PricewaterhouseCoopers.

BRIAN LEWIS, 57, was appointed Group Director, Human Resources in 1999. Mr. Lewis was previously Corporate Vice President, Human Resources at Borealis A/S and Vice President, Human Resources at Coca Cola South-East and West Asia.

NICHOLAS ROSS, 55, was appointed Group Director, Communications in July 2000. Mr. Ross was formerly Chief Executive Industrial Products Division, Europe and, prior to that, Director of Business Development. He joined the Group in 1985.

MIKE RUPRICH, 47, was appointed Chief Executive of Newark Electronics in 1999. His current role is Chief Executive, Marketing and Distribution Division, Americas. Mr. Ruprich was previously President and Chief Executive of JLK Direct Distribution, Inc.

MATTHEW TOOGOOD, 39, was appointed Group Director of Strategic Marketing and Planning in February 2003. Mr. Toogood joined Premier Farnell in March 2000 and was formerly Strategic Marketing Director for the Marketing and Distribution Division, Europe and Asia Pacific.

STEVEN WEBB, 40, was appointed Company Secretary and General Counsel in December 2000. Mr. Webb was previously Company Secretary and General Counsel of Kelda Group plc and Company Secretary of Kalon Group plc.

The Senior Managers listed above, together with Mr. Hirst and Mr. Fisher, form the Group Leadership Team. The above list does not include Angela Walker, Group Director, Strategic Marketing and Planning or Angus Fraser, Chief Executive of Farnell, who resigned on September 27, 2002 and November 12, 2002, respectively.

There are no family relationships between any current director or executive officer and any other current director or executive officer of the Company.

In connection with the acquisition of Premier in Fiscal 1996, Jack N. Mandel, Joseph C. Mandel and Morton L. Mandel and certain revocable trusts controlled by them (collectively, the "Shareholder Parties") and Farnell Electronics PLC entered into a Shareholders Agreement (the "Shareholders Agreement"), which became effective upon consummation of the acquisition. The Shareholders Agreement provides, among other things, that the Shareholder Parties thereto will be entitled to present two candidates for nomination as directors to the Company's Board of Directors. The Shareholders Agreement further provides that, for any such time as the aggregate beneficial ownership of Voting Securities (as defined in the Shareholders Agreement) of the Shareholder Parties and the Related Parties (as defined in the Shareholders Agreement) (together, the "Reference Group") represents less than 12.5% of the Total Voting Power (as defined in the Shareholders Agreement) all on a fully-diluted basis, such number of candidates will be reduced to one. If at any time the aggregate beneficial ownership of Voting Securities of the Reference Group represents less than 5% of the Total Voting Power, all on a fully-diluted basis, the Shareholder Parties will no longer have any entitlements to present candidates for nomination. As of April 1, 2003, the aggregate beneficial ownership of voting securities of the Reference Group was below the 5% threshold.

COMPENSATION

General. The Remuneration Committee of the Premier Farnell Board is comprised entirely of non-executive directors. The Committee makes recommendations to the Board on the Group's framework of executive compensation and its cost and determines the specific remuneration packages for executive directors and certain executive officers. The remuneration of the non-executive directors is determined by the Board as a whole.

The components of the Company's remuneration packages for executive directors and executive officers include salary, performance-related bonuses, various employee share schemes, and pension arrangements. The annual bonus scheme is linked to achievement of financial performance and individual targets. Performance targets are reviewed by the Remuneration Committee at the commencement of each Fiscal Year.

For Fiscal 2002, the aggregate compensation (including salary, fees and bonuses, but excluding share scheme awards, pensions and other benefits) paid by Premier Farnell to all directors and executive officers as a group for all services in all capacities was L3,228,802.
This figure includes compensation paid to Ms. Walker and Messrs. Mandel, Sullivan and Fraser, who are identified above.

The following table sets forth the remuneration in pounds sterling of individual executive and non-executive directors of Premier Farnell for Fiscal 2002:


                                                                      OTHER
                                                                    EMOLUMENTS
                                   SALARY         ANNUAL            INCLUDING        TOTAL          PENSION
                                   OR FEES        BONUS              BENEFITS      EMOLUMENTS    CONTRIBUTIONS
---------------------------------------------------------------------------------------------------------------
                                                                    (IN L000)
EXECUTIVE
John R. Hirst                       356            225                 25             606              262
Andrew C. Fisher                    235            116                 18             369               87

NON-EXECUTIVE
Sir Malcolm Bates (Chairman)        100              -                  -             100                -
Sir Robert Horton                    35              -                  -              35                -
William B. Korb (1)                   1              -                  -               1                -
Michael Lester                       28              -                  -              28                -
Morton L. Mandel (2)                 10              -                  -              10                -
Cary J. Nolan                        26              -                  -              26                -
D. John S. Roques                    28              -                  -              28                -
Patrick F. Sullivan (2)              10              -                  -              10                -

---------------------------------------------------------------------------------------------------------------
Total                               829            341                 43           1,213              349
---------------------------------------------------------------------------------------------------------------

(1)      Appointed January 21, 2003

(2)      Resigned June 12, 2002

PENSION CONTRIBUTIONS

The final salary section of the Premier Farnell UK Pension Scheme (the "UK Scheme") was closed to new entrants during 1998. Employees who were entitled to final salary benefits as members of the UK Scheme at December 31, 1998 now receive benefits through a combination of final salary benefits funded by the UK Scheme and the Premier Farnell Corp. Master Pension Plan (the "US Plan"). In addition, contributions are made to a new money purchase arrangement within the UK Scheme. Employees joining the UK Scheme since January 1, 1999 are entitled to money purchase benefits only, and the UK Scheme is no longer "contracted out".

Mr. Hirst and Mr. Fisher are each entitled to a combination of final salary and money purchase benefits under the arrangements set out above up to the limit of the Inland Revenue earnings cap (currently L97,200). Company contributions payable into the money purchase arrangement on their behalf amount to 18.5% of the earnings cap for Mr. Hirst and 14.3% of the earnings cap for Mr. Fisher, with each making an employee contribution equal to 3% of the earnings cap.

The Company makes further contributions on behalf of Mr. Hirst and Mr. Fisher to unapproved schemes, determined by reference to the excess of their salaries over the earnings cap. The cost to the

Company of these further contributions was L244,161 (2001:L142,840) for Mr. Hirst and L72,697 (2001:L60,888) for Mr. Fisher.

The following table sets out the final salary pension benefits accruing to executive directors.

                                   ADDITIONAL FINAL
                  FINAL SALARY      SALARY PENSION      TRANSFER VALUE     TRANSFER VALUE
                     PENSION      EARNED DURING THE     OF FINAL SALARY   OF FINAL SALARY       (B-A) -
                  ACCRUED AS AT    YEAR INCLUDING       BENEFITS AS AT     BENEFITS AS AT     DIRECTOR'S
                   FEBRUARY 2,   INFLATION (EXCLUDING  FEBRUARY 3, 2002   FEBRUARY 2, 2003   CONTRIBUTIONS
                    2003 (1)        INFLATION) (2)          (3) (A)           (3) (B)              (4)
----------------------------------------------------------------------------------------------------------
                      L p.a.               L p.a.                 L                 L                 L
John R. Hirst         6,030         1,172 (1,089)            50,319            42,328            (7,991)
Andrew C. Fisher     18,382         1,400 (1,111)           135,523            96,861           (38,662)
----------------------------------------------------------------------------------------------------------

(1) The accrued final salary pension shown at February 2, 2003 is the combined figure for the UK Scheme and the US Plan accruals and is the amount that the executive director would be entitled to from normal retirement age if he left service at the end of the year.

(2) The increase in final salary pension during the year is the increase over the figure disclosed for Fiscal 2001.

(3) All transfer values have been calculated on the basis of actuarial advice. The transfer values of the accrued entitlement represent the value of assets that the UK Scheme would need to transfer to another pension provider on transferring the UK Scheme's liability in respect of the executive director's final salary pension benefit. Such values do not represent sums payable to individual executive directors and therefore they cannot be added meaningfully to annual remuneration.

(4) The table above shows transfer values at the beginning and the end of the year. The decrease in transfer value is related to the substantial decline in equity markets. Members' contributions paid during the year were paid into the money purchase arrangement within the UK Scheme and as such are not included in the transfer value.

----------------

OUTSTANDING OPTIONS

As of May 1, 2003, the Company had an aggregate of 7,373,818 options for Ordinary Shares outstanding under all share option schemes of the Company, at exercise prices ranging from 153p to 688p and with expiration dates ranging from May 2003 to October 2012. As of May 1, 2003, the directors and executive officers as a group (17 persons) held 1,998,464 such options for Ordinary Shares (of which 716,810 were granted in Fiscal 2002) at exercise prices ranging from 153p to 688p and with expiration dates ranging from May 2003 to October 2012.

The following table shows, as of May 1, 2003, information with respect to options to acquire Ordinary Shares issued under the Company's various option schemes and held by those individually named directors as to whom such information is otherwise made publicly available. Shares awarded under the Company's Long Term Incentive Plan are shown on a separate table below.

                                      NUMBER OF
                                    SHARES UNDER
                                       OPTION           EXERCISE PRICE                       EXERCISE PERIOD
-----------------------------------------------------------------------------------------------------------------
John R. Hirst                           300,000              305p                          July 2001 to July 2008

                                         70,000              192p                        March 2002 to March 2009

                                        125,000 (1)          153p                    October 2005 to October 2012
-----------------------------------------------------------------------------------------------------------------
Andrew C. Fisher                         30,000              682p                            May 2000 to May 2007

                                         57,856              551p                            May 1998 to May 2005

                                         73,000              192p                        March 2002 to March 2009

                                         75,000 (1)          153p                    October 2005 to October 2012

----------------

(1) Granted in Fiscal 2002.

LONG TERM INCENTIVE PLAN

The following table shows, as of May 1, 2003, information with respect to awards of Ordinary Shares made under the Company's Long Term Incentive Plan for the directors as to whom such information is otherwise made publicity available. As of May 1, 2003, the directors and executive officers as a group (17 persons) held 910,676 options (539,894 granted in Fiscal 2002) under the Long Term Incentive Plan.

                                             NUMBER OF SHARES          END OF PERFORMANCE
                                                  GRANTED                    PERIOD
-----------------------------------------------------------------------------------------
John R. Hirst                                     95,541                  January 2004

                                                  94,964(1)               January 2005

-----------------------------------------------------------------------------------------
Andrew C. Fisher                                  63,964                  January 2004

                                                  61,870(1)               January 2005

------------------------------------

(1) Granted in Fiscal 2002.

BOARD PRACTICES

Directors may be appointed by the shareholders at a general meeting or by the Board itself, provided that any director appointed by the Board is required to retire from office (but is eligible to stand for reappointment by the shareholders) at the Annual General Meeting of the Company next following his appointment. Directors are also required to retire at least every three years and may stand for reappointment at the Annual General Meeting for that year. Subject to the provisions of the Companies Act of 1985, as amended by the Companies Act of 1989 (the "Companies Act"), the Board may from time to time appoint one or more directors to an executive office on such terms and for such period as it may determine.

In accordance with the Company's policy, each of Mr. Hirst and Mr. Fisher have service contracts with the Company which are terminable by either the Company and the executive director on 12 months' notice. Mr. Hirst's contract allows the Company to make a payment in lieu of notice and Mr. Fisher's contract contains provisions entitling him to a payment equal to 12 months' salary and benefits in the event of early termination. The Company's policy is generally not to include this type of provision and to endeavor to minimize any payment on early termination by insisting on mitigation of any loss. The provisions in Mr. Fisher's contract were agreed as part of the reduction in his notice period from 24 months during 2001.

AUDIT COMMITTEE

The Audit Committee consists of Mr. John Roques (Chairman), Sir Malcolm Bates, Mr. Michael Lester and Mr. Cary Nolan. All members of the Audit Committee are non-executive directors and are considered to be independent. The primary role of the Audit Committee is to keep under review the Group's financial and other systems and controls and its financial reporting procedures. In fulfilling this role, the Audit Committee receives and reviews work carried out by the internal and external auditors and their findings. The Company's internal audit department operates pursuant to an annual program developed in consultation with the Audit Committee, as well as covering specific matters arising during the year. The Audit Committee also keeps the scope and cost effectiveness of both the internal audit function and the external audit under review.

REMUNERATION COMMITTEE

The Remuneration Committee consists of Mr. Michael Lester (Chairman), Sir Malcolm Bates, Mr. Cary Nolan, Mr. John Roques and Mr. William Korb. All members of the Remuneration Committee are non-executive directors and are considered to be independent. The Chief Executive attends meetings of the Remuneration Committee to discuss the performance of other executives and to make proposals where necessary, but is not present when his own position is discussed. The Remuneration Committee makes recommendations to the Board on the Group's framework of executive remuneration and its cost. The Remuneration Committee determines the specific remuneration packages for executive directors and the other senior executives who form the Group Leadership Team.

EMPLOYEES

As of February 2, 2003, the total number of employees was 4,976, consisting of 3,984 for the Marketing and Distribution Division, 948 for the Industrial Products Division and 44 for the executive office. Of the total number of employees, 2,022 were in North America, 1,947 were in the UK and 1,007 were elsewhere throughout the world.

The average number of employees for Fiscal 2000, Fiscal 2001 and Fiscal 2002 are included in Note 6 to the Consolidated Financial Statements of Premier Farnell, which are included at Part III in this Annual Report.

The disposal of the D-A Lubricant business on June 28, 2002 reduced the number of employees in the Industrial Products Division by approximately 100, all of whom were based in North America.

As of February 2, 2003, approximately 170 employees at the Akron Brass US facilities were covered by collective bargaining agreements. Approximately 13 of those employees are covered by a collective bargaining agreement which expires in October 2003. Management intends to negotiate a new agreement with the bargaining unit representing such employees. There can be no assurance that the parties will complete the negotiation of a new agreement prior to the expiration of the current agreement. As required by national legislation, the Company complies with a number of national collective agreements across mainland Europe.

SHARE OWNERSHIP

This paragraph and the following table are based on the most recent information provided to Premier Farnell under the Companies Act and may not represent the beneficial ownership of such persons under the rules of the Securities and Exchange Commission. As of May 1, 2003, the total amount of Ordinary Shares beneficially owned by the directors and executive officers as a group (17 persons) was 2,622,584 Ordinary Shares, which was 0.72% of the Ordinary Shares outstanding on May 1, 2003 (362,438,230 Ordinary Shares). Included in the number of Ordinary Shares held by the directors and executive officers as a group are 2,322,998 shares held by the Group's US pension plans over which Mr. Costello shares voting and dispositive power by virtue of his role on the Pension Advisory Committee of such plans. This also includes options to purchase 20,000 Ordinary Shares at an exercise price of 356p with an expiration date of May 2003 and 43,586 Ordinary Shares that were owned by the spouses of certain of the directors and executive officers on that date. As of May 1, 2003, no Preference Shares were owned by the directors and executive officers as a group. The following table details the number of Ordinary Shares owned by the executive and non-executive directors of the Company as of May 1, 2003:

       NAME                            ORDINARY SHARES (1)                 PERCENT OF CLASS
       ----                            -------------------                 ----------------
Sir Malcolm Bates                            35,000                              *
Andrew C. Fisher                             80,000                              *
John R. Hirst                                66,050                              *
Sir Robert Horton                            13,000                              *
William B. Korb                              10,000                              *
Michael Lester                               30,000                              *
Cary J. Nolan                                 7,000                              *
D. John S. Roques                            10,000                              *

----------------------

* Indicates beneficial ownership of less than 1% of the Ordinary Shares of the Company outstanding on May 1, 2003.

(1) Based on the total number of Ordinary Shares of the Company outstanding on May 1, 2003 (362,438,230 Ordinary Shares).

BRIEF DESCRIPTION OF SHARE OPTION SCHEMES AND LONG TERM INCENTIVE PLAN

General. Premier Farnell operates two share option schemes, the Savings Related Share Option Scheme and the Executive Share Option Scheme 2003 (the "2003 Option Scheme"), as well as a Long Term Incentive Plan, each of which is summarized below.

Overall limits govern the number of shares which can be issued under options granted or awards made under the option schemes and the Long Term Incentive Plan. These limits provide that: the number of shares issued or issuable pursuant to options granted or awards made in the preceding 10 years under all option schemes and the Long Term Incentive Plan cannot exceed 10% of the Company's issued share capital; the number of shares issued or issuable pursuant to options granted or awards made in the preceding 10 years under the Company's executive share option schemes (the Approved Scheme (as defined below), the Unapproved Scheme (as defined below) and the 2003 Option Scheme) and the Long Term Incentive Plan cannot exceed 5% of the Company's issued share capital; and the number of shares issued or issuable pursuant to options granted or awards made in the preceding 5 years under all option schemes and the Long Term Incentive Plan cannot exceed 5% of the Company's issued share capital.

In each case, the period of years referred to is that immediately preceding a proposed grant of options or award of shares and the Company's issued share capital is that which is outstanding at the time of the proposed grant or award.

Executive Share Option Scheme 2003. The 2003 Option Scheme was approved by shareholders at the Company's Annual General Meeting in June 2003. The 2003 Option Scheme replaced, for options granted after its adoption, an executive share option scheme approved by Inland Revenue adopted in June 2001 (the "Approved Scheme") and an executive share option scheme, which did not qualify for the same UK tax benefits as the Approved Scheme, adopted in June 1996 (the

"Unapproved Scheme"), the terms of which are identical in all material respects to the 2003 Option Scheme, except as provided below under "Executive Share Option Scheme 2003 - Performance conditions." The Approved Scheme replaced the Company's expired Inland Revenue approved executive option scheme (the "Original Scheme"). No further option grants will be made under the Approved Scheme, the Unapproved Scheme or the Orginal Scheme.

Eligibility. All employees and full time executive directors of the Company and its subsidiaries who are required to devote substantially the whole of their working time to the business of the Group are eligible to be granted options under the 2003 Option Scheme, at the discretion of the Remuneration Committee of the Board ("the Committee").

Grant of Options. Options to acquire Ordinary Shares may normally only be granted during the period of six weeks following the approval of the 2003 Option Scheme by shareholders and thereafter within six weeks after the announcement by the Company of its results for any period, or any day on which the Committee determines that exceptional circumstances justify a grant. No payment is required for the grant of an option.

Options entitle the option holder to acquire Ordinary Shares at a price per Ordinary Share determined by the Committee. The exercise price of options is not less than the higher of the average middle market quotations of an Ordinary Share on the business day immediately preceding the date of grant and the nominal value of an Ordinary Share.

Performance Conditions. Exercise of grants under the 2003 Option Scheme will be subject to a performance condition. This condition for the first year in which options are granted will be that the growth in the Company's earnings per share over the three consecutive financial years starting with the year of grant exceeds the growth in the Retail Price Index ("RPI") over the same period by at least 9%. At this level of performance half of the options granted would be exercisable. Exercise of all options granted will require that the Company's earnings per share growth exceeds RPI over the period by at least 15%, with a sliding scale for performance between 9% and 15%. If the performance condition is not met over this three year period, options may also be exercised if the Company's earnings per share growth exceeds RPI by a minimum of 12% over the four financial years starting with the year of grant. The same sliding scale for exercise will apply for performance between 12% and 20%. If the performance target is not met by the fourth year, the relevant options will lapse.

Options granted to participants under the Approved Scheme and Unapproved Scheme are not normally exercisable unless a specified performance condition has been satisfied. Under the terms of the Approved and Unapproved Schemes, options granted after March 13, 2001 may not be exercised unless the growth in the Company's earnings per share over a period of three consecutive financial years exceeds the growth in the RPI over the same period by at least 9%. For options granted under these schemes after June 20, 1996, but before March 14, 2001, exercise is subject to the growth in earnings per share over three consecutive years exceeding the growth in RPI over the same period by at least 6%. For options granted under these schemes before June 20, 1996, earnings per share growth over three consecutive years must match the growth in RPI over the same period before options can be exercised.

Options granted under the Original Scheme after June 1991 are subject to a performance target requiring the percentage growth in the Company's annualized earnings per share over any consecutive three years to exceed the growth in the RPI over the same period. Options granted under the Original Scheme after June 1996 are subject to a performance target requiring the percentage growth in earnings per share over any consecutive three years to exceed the growth in the RPI over the same period by at least 6%.

Exercise of Options. Options may normally be exercised between the third and tenth anniversaries of the date of grant, at the end of which period they will lapse. They will generally only be exercisable if the performance conditions that apply to them have been satisfied.

General. Options are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives. Ordinary Shares allotted or transferred under the above referenced option schemes will rank pari passu with Ordinary Shares then outstanding (except in respect of entitlements arising prior to the date of allotment).

Savings Related Share Option Schemes. In 1994, the Company's shareholders approved the introduction of a Savings Related Share Option Scheme for UK employees (the "UK Scheme"), approved by the UK Inland Revenue. At the same time, the introduction of a Savings Related Share Option Scheme for overseas employees (the "Overseas Scheme"), based on the UK Scheme but not approved by the UK Inland Revenue, was also approved by the Company's shareholders. On June 20, 1996, the Company's shareholders authorized the directors to establish a separate Savings Related Share Option Scheme for US employees (the "US Scheme").

Under the UK Scheme, all full-time employees in the UK with at least one year of continuous service are eligible to apply for options under invitations which may be made following the announcement of the Company's final or interim results. In order to be granted an option, a participant must take out a savings contract under which he contributes between L5 and L250 per month, at present rates, for a minimum specified period of three or five years. Options are granted with respect to Ordinary Shares having an aggregate exercise price equal to the total savings, plus a bonus paid at the end of the savings period, under the related savings contract.

The price per share payable on the exercise of options granted under the UK Scheme is not less than 80% of the market value of Ordinary Shares on the day prior to the date on which invitations to apply for options are issued or, if greater, the nominal value of such shares. Options, which are not transferable, may normally be exercised during the six-month period following completion of the related savings contract, using the repayment of the savings together with the bonus. Options may be exercised earlier in certain prescribed circumstances, but then only to the extent that Ordinary Shares can be acquired with savings made under the related savings contract.

The Overseas Scheme and the US Scheme do not contain provisions required to obtain UK Inland Revenue approval, but in all other material respects incorporate the relevant terms of the UK Scheme. Provisions are included in the Overseas Scheme and the US Scheme to permit the grant of options on special terms in order to conform with or take advantage of any relevant applicable legislation, for example, in relation to taxation, securities or exchange control. These provisions, however, do not enable options to be granted on more favorable terms than those granted under the UK Scheme.

Long Term Incentive Plan. Only executive directors and senior executives who work full-time for the Group are eligible to participate in the Long Term Incentive Plan (the "Plan").

Operation of the Plan. The Plan is operated in conjunction with an employee discretionary trust known as the Premier Farnell Executive Trust ("the Trust"). The Trust acquires and holds Ordinary Shares and ADRs required to satisfy awards under the Plan. Existing Ordinary Shares may be acquired on the London Stock Exchange or in the form of Ordinary ADRs on the New York Stock Exchange. Additionally, new Ordinary Shares may be issued by the Company. The Trust is constituted by a trust deed between the Company and an independent corporate trustee ("the Trustee").

The Plan is supervised by the Committee. Under the Plan, awards may be made by the Trustee, in its absolute discretion, to eligible employees recommended by the Committee. The Committee also recommends to the Trustee the number of Ordinary Shares that should be comprised in each award. Typically, awards may only be made within the period of 42 days after the approval of the Plan by the Company's shareholders and thereafter following the announcement by the Company of its results for any period (or, in exceptional circumstances, at such other time as the Committee determines to be appropriate). In connection with the amendment of the Plan, at the Annual General Meeting on June 11, 2003, shareholders approved an amendment to the Plan that allows the granting of awards within the 42-day period following any amendment to the Plan that is approved by shareholders. Awards are made for no monetary consideration. No awards may be made more than ten years after the adoption of the Plan.

The Ordinary Shares required to satisfy participants' entitlements under the Plan are either existing Ordinary Shares (held by the Trust) or newly issued Ordinary Shares. The Plan participant will have no dividend or voting rights in respect of these shares until they are released to him. The Company and any relevant subsidiaries provide sufficient funds, by way of gift, to the Trustee to enable it to fulfill its obligations under the Plan.

Participants' Entitlements. The maximum number of Ordinary Shares for which an award may be granted to an eligible employee in any financial year (calculated by reference to the market value of those Ordinary Shares at the date of the award) shall not exceed 100% of the participant's base salary. Awards are made annually, provided this is justified by corporate and individual performance. Benefits under the Plan are not pensionable.

Performance Conditions. Each award under the Plan is subject to performance conditions that will determine how many (if any) of the Ordinary Shares under the award will be released to the participant after the three-year performance period.

The main performance condition compares the growth in the Company's total shareholder return ("TSR") over a three-year period to that of the companies in the FTSE mid-250 index (excluding investment trusts) at the start of the performance period. TSR is the aggregate of share price growth and dividends paid (assuming that such dividends are reinvested in Ordinary Shares during the three-year period). A performance period is a period of three consecutive years. For grants of awards made on or before June 11, 2003, the base share price used for TSR comparison purposes is the average share price for the twelve months prior to the start of the performance period. The base price is compared to the share price three years later determined by the average share price for the twelve months prior to the end of the three-year period. For grants of awards made after June 11, 2003, the base share price used for TSR comparison purposes will be the average share price for the three months prior to the start of the performance period and will be compared to the average share price for the three months prior to the end of the three-year performance period.

The Company's ranking among the comparator companies determines the percentage of the Ordinary Shares under an award, which a participant can acquire. If the ranking is in the top quartile of the comparator group, 100% of the Ordinary Shares under the award can be acquired. If the ranking is at the median, only 20% of the Ordinary Shares can be acquired. If the ranking is between the median and the top quartile, the number of Ordinary Shares is calculated on a sliding scale between 20% and 100%. Where performance over the three-year period does not reach the median ranking, the relevant award lapses and there is no re-testing of performance.

In addition to the TSR performance condition, Ordinary Shares can only be released under an award if the Committee is satisfied that the underlying performance of the Company during the performance period justifies the release. Subject to these conditions, Ordinary Shares under an award may be released at any time after the end of the relevant performance period but before the tenth anniversary of the date of award.

An award is not transferable and any release may be received only by the person to whom the award is made (or, in the case of death, his personal representatives).

In the event of a variation of the Company's Ordinary Share capital, the number of Ordinary Shares subject to an award may be adjusted by the Trustee in such manner as it sees fit.

A US-based participant will be entitled to receive a proportional number of Ordinary ADRs in place of Ordinary Shares released pursuant to an award.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table provides information, as of May 1, 2003, except as otherwise noted below, with respect to each person or institution that is known to Premier Farnell to be a beneficial owner of more than three percent of any class of Premier Farnell's voting securities.

                                               2002                              2001                              2000
 IDENTITY OF PERSON                 AMOUNT           PERCENT OF       AMOUNT            PERCENT OF      AMOUNT            PERCENT OF
     OR GROUP                     OWNED (1)           CLASS (2)      OWNED (1)           CLASS (3)     OWNED (1)           CLASS (4)
     --------                     ---------           ---------      ---------           ---------     ---------           ---------
AXA Investment Managers
UK Limited                       26,524,384             7.32%       26,524,384             7.35%       21,468,976             7.89%

Prudential plc                   22,210,668             6.12%       22,210,668             6.16%       19,573,962             7.19%

Scottish Widows                  17,283,109             4.77%               --               --                --               --

The Capital Group
Companies Inc                    18,374,013             5.07%               --               --                --               --

Standard Life Group              14,447,029             3.99%        4,447,029             4.00%               --               --

HBOS plc                         14,334,788             3.95%       17,527,078             4.86%               --               --

Royal and Sun
Alliance Group plc               13,400,906             3.69%       13,400,906             3.71%               --               --

Legal and General plc            11,110,693             3.06%       11,382,624             3.15%               --               --

------------------

(1) Refers to Ordinary Shares of 5p each. The Ordinary Shares represent the only class of Premier Farnell securities, which, in the ordinary course, has voting rights in the election of directors.

(2) Based on the total number of Ordinary Shares outstanding on May 1, 2003 (362,438,230 Ordinary Shares).

(3)  As reported in the Company's Annual Report on Form 20-F for Fiscal Year
     2001.

(4)  As reported in the Company's Annual Report on Form 20-F for Fiscal Year
     2000.

As of May 1, 2003, 9,927,299, Ordinary Shares (including those held through Ordinary ADSs) were held by approximately 1,528 holders (including Ordinary ADR holders) with registered addresses in the United States, representing approximately 2.7% of the outstanding Ordinary Shares. At the same date, 4,846,883 Ordinary ADSs (each representing 2 Ordinary Shares) were held by 1,471 registered Ordinary ADR holders in the United States.

As of May 1, 2003, 1,301,743 Preference Shares (including those held through Preference ADSs) were held by approximately 1,298 holders (including Preference ADR holders) with registered addresses in the United States, representing approximately 17.18% of the outstanding Preference Shares. At the same date, 1,301,736 Preference ADSs were held by 1,297 registered Preference ADR holders in the United States.

In calculating the number of registered shareholders, Ordinary and Preference ADSs representing Ordinary Shares and Preference Shares, respectively, are held of record by the Depositary's nominee, and considered as one shareholder of record. Further, since certain of the Company's Ordinary Shares, Ordinary ADSs, Preference Shares and Preference ADSs are held by nominees, the above numbers of holders may not be representative of the number of beneficial owners in the United States or of the total number of Ordinary and Preference Shares held by them.

As far as is known to Premier Farnell, it is not directly or indirectly owned or controlled by another corporation or by any government.

RELATED PARTY TRANSACTIONS

In addition to the enhanced conversion right under the Special Conversion Right, Preference Shareholders were also given the opportunity, pursuant to a sale arrangement operated by Cazenove & Co. Ltd. ("Cazenove") as agent, to sell a proportion of the Ordinary Shares received on conversion of the Preference Shares at a fixed price of 313 pence per Ordinary Share (the "Sale Transaction"). Mr. Morton Mandel entered into an agreement with Cazenove pursuant to which Mr. Mandel, members of his family and certain trusts associated or connected with Mr. Mandel or his family (the "Mandel Holders") agreed, subject to shareholder approval of the Special Conversion Right and Sale Transaction, to convert a certain number of Preference Shares and to sell pursuant to the Sale Agreement the Ordinary Shares issued upon such conversion. Shareholder approval was obtained, and pursuant to the terms of the Sale Transaction, the Mandel Holders converted 17,780,327 Preference Shares into 81,789,504 Ordinary Shares, which were sold to purchasers identified by Cazenove. In addition to the Preference Shares converted by the Mandel Holders, other holders of Preference Shares converted an additional 1,749,743 Preference Shares pursuant to the Special Conversion Right.

Except with respect to the Special Conversion Right and Sale Transaction, there have been no material transactions during the period beginning February 3, 2002 to April 1, 2003 to which Premier Farnell or any of its subsidiaries was or is proposed to be a party and in which any director or executive officer, or any shareholder identified above or any relative or spouse thereof, is known by the Company to have had a material direct or indirect interest.

There is no significant outstanding indebtedness to the Company by any director or executive officer or any associate thereof.

ITEM 8.           FINANCIAL INFORMATION

See Accompanying Index to Consolidated Financial Statements on page F-1 of this Annual Report.

LITIGATION

Although the Company is a party to certain ordinary litigation incidental to the conduct of its business, there are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

DIVIDEND POLICY

See "Key Information - Dividends."

SIGNIFICANT CHANGES

The unaudited quarterly financial results of the Company for the period February 3, 2003 to May 4, 2003 appear on pages 3 through 17 of the Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on May 28, 2003.

ITEM 9.           THE OFFER AND LISTING

OFFER AND LISTING DETAILS AND MARKETS

The principal trading market for the Company's Ordinary Shares and Preference Shares is the London Stock Exchange ("LSE"). The Ordinary Shares and Preference Shares are sometimes referred to herein collectively as the "Shares".

Trading on the LSE in the Dollar Preference Shares and, on a when issued basis, in the Sterling Preference Shares commenced in April 1996. The following tables set forth, for the periods indicated, the reported high and low closing middle market quotations (which represent an average of bid and asked prices) for the Ordinary Shares and the Preference Shares on the LSE. The following does not reflect trading after the daily official close of the LSE for which no official quotations exist.

                      PENCE PER ORDINARY SHARE

                      HIGH                LOW
                      ----                ---
FISCAL YEAR ENDED

January 31, 1999       417                140
January 30, 2000       510                178
January 28, 2001       537                355
February 3, 2002       399                161
February 2, 2003       356                129

                                                   PENCE PER ORDINARY SHARE

                                                   HIGH                 LOW
                                                   ----                 ---
FISCAL 2001 (ENDING FEBRUARY 3, 2002)

First Quarter                                      399                  275
Second Quarter                                     376                  234
Third Quarter                                      286                  161
Fourth Quarter                                     356                  206

FISCAL 2002 (ENDING FEBRUARY 2, 2003)

First Quarter                                      356                  264
Second Quarter                                     328                  182
Third Quarter                                      193                  129
Fourth Quarter                                     226                  168

FISCAL 2003 (ENDING FEBRUARY 1, 2004)

First Quarter                                      205                  132

                                             PENCE PER ORDINARY SHARE

                                             HIGH                 LOW
                                             ----                 ---
MONTH

December 2002                                 222                 186
January 2003                                  211                 168
February 2003                                 173                 134
March 2003                                    180                 133
April 2003                                    205                 160
May 2003                                      201                 177

                                                               POUNDS PER DOLLAR                     POUNDS PER STERLING
                                                               PREFERENCE SHARE                       PREFERENCE SHARE

                                                           HIGH                LOW                HIGH                LOW
                                                           ----                ---                ----                ---
FISCAL YEAR ENDED

January 31, 1999                                           14.19              10.75               14.19              10.75
January 30, 2000                                           15.12              11.06               15.12              11.06
January 28, 2001                                           15.56              12.13               15.44              12.38
February 3, 2002                                           15.00              11.81               15.00              11.75
February 2, 2003                                           15.69              11.12               15.69              11.12

                                                               POUNDS PER DOLLAR                    POUNDS PER STERLING
                                                               PREFERENCE SHARE                       PREFERENCE SHARE
FISCAL 2001 (ENDING FEBRUARY 3, 2002)

First Quarter                                              13.75              12.38               13.75              12.38
Second Quarter                                             15.00              13.25               15.00              13.31
Third Quarter                                              13.50              11.94               13.37              11.88
Fourth Quarter                                             14.00              11.81               13.94              11.75

FISCAL 2002 (ENDING FEBRUARY 2, 2003)

First Quarter                                              15.69              13.88               15.69              13.88
Second Quarter                                             15.00              12.25               15.00              12.25
Third Quarter                                              12.06              11.50               12.06              11.50
Fourth Quarter                                             12.06              11.25               12.06              11.25

FISCAL 2003 (ENDING FEBRUARY 1, 2004)

First Quarter                                              12.37              11.37               12.37              11.37

                                          POUNDS PER DOLLAR           POUNDS PER STERLING
                                           PREFERENCE SHARE            PREFERENCE SHARE

                                         HIGH           LOW           HIGH          LOW
                                         ----           ---           ----          ---
MONTH

December 2002                            12.06          11.62         12.06        11.62
January 2003                             12.00          11.56         12.00        11.56
February 2003                            11.68          11.37         11.68        11.50
March 2003                               12.12          11.37         12.12        11.50
April 2003                               12.37          12.02         12.37        11.92
May 2003                                 12.87          12.25         12.87        12.31

Ordinary ADSs, evidenced by Ordinary ADRs, and Dollar Preference ADSs, evidenced by Dollar Preference ADRs, are outstanding pursuant to American Depositary Receipt programs established by the Company in April 1996 with the Depositary. As discussed in "Key Information - Dividends," holders of Dollar Preference Shares (or Dollar Preference ADSs) may elect a changeover thereof into either Sterling Preference Shares or American Depositary Shares, each representing one Sterling Preference Share ("Sterling Preference ADS") and evidenced by American Depositary Receipts ("Sterling Preference ADRs") under the American Depositary Receipt programs.

The Ordinary ADSs and the Dollar Preference ADSs have been listed and traded on the New York Stock Exchange ("NYSE") under the symbols PFP and PFP PR, respectively, since April 12, 1996. Sterling Preference ADSs are not listed on the NYSE, although the Company may, but is not obligated to, apply for NYSE listing of Sterling Preference ADSs in the future if the number of holders of Dollar Preference ADSs electing to make a changeover into Sterling Preference ADSs is sufficient to meet NYSE listing requirements.

The following tables set forth, for the periods indicated, the reported high and low sales prices for the Ordinary ADSs (each representing two Ordinary Shares) and the Dollar Preference ADSs (each representing one Dollar Preference Share) as reported on the NYSE composite tape. Fluctuations in the exchange rates between the pound sterling and the US dollar will affect the dollar equivalents of the pound sterling price of the Ordinary Shares on the London Stock Exchange and, as a result, are likely to affect the market prices of the Ordinary ADSs in the US.

                                                                                      US DOLLARS
                                                                    PER ORDINARY ADS          PER DOLLAR PREFERENCE
                                                                                                        ADS
                                                                  HIGH            LOW            HIGH            LOW
                                                                  ----            ---            ----            ---
FISCAL YEAR ENDED

January 31, 1999                                                  14.25           4.75           23.50          15.06
January 30, 2000                                                  16.25           5.69           25.47          15.88
January 28, 2001                                                  15.75          10.38           23.42          17.00
February 3, 2002                                                  12.00           4.58           21.15          16.60
February 2, 2003                                                  10.10           4.25           22.20          17.30

                                                                                      US DOLLARS
                                                                    PER ORDINARY ADS          PER DOLLAR PREFERENCE
                                                                                                        ADS
                                                                  HIGH            LOW            HIGH            LOW
                                                                  ----            ---            ----            ---
FISCAL 2001 (ENDING FEBRUARY 3, 2002)

First Quarter                                                     12.00           8.00           19.45          16.90
Second Quarter                                                    10.69           6.65           21.15          18.00
Third Quarter                                                      8.30           4.58           19.10          16.60
Fourth Quarter                                                    10.10           5.90           20.20          16.85

                                                                   US DOLLARS
                                                 PER ORDINARY ADS             PER DOLLAR PREFERENCE
                                                                                        ADS
                                               HIGH             LOW             HIGH             LOW
                                               ----             ---             ----             ---
FISCAL 2002 (ENDING FEBRUARY 2, 2003)

First Quarter                                 10.10             7.35            22.20           18.00
Second Quarter                                 9.68             5.60            21.75           18.80
Third Quarter                                  9.95             4.25            18.80           17.30
Fourth Quarter                                 6.90             5.40            18.75           17.95

FISCAL 2003 (ENDING FEBRUARY 1, 2004)

First Quarter                                  6.70             4.25            19.25           17.80

                                                                   US DOLLARS
                                                 PER ORDINARY ADS             PER DOLLAR PREFERENCE
                                                                                        ADS
                                               HIGH             LOW             HIGH             LOW
                                               ----             ---             ----             ---
MONTH

December 2002                                  6.90             5.65            18.90           18.10
January 2003                                   6.70             5.69            18.75           18.00
February 2003                                  5.90             4.40            19.75           18.15
March 2003                                     5.55             4.25            18.40           17.80
April 2003                                     6.70             5.00            19.00           18.00
May 2003                                       6.50             5.80            20.00           18.60

ITEM 10.          ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following description is a summary only and is qualified in its entirety by reference to the Memorandum and Articles of Association, and any amendments thereto ("Articles of Association"), which are included as an exhibit hereto.

The Company is registered in England and Wales with Company number 876412.

Clause 4 of the Company's Memorandum of Association provides that its principal objects are, among other things, to carry on all or any of the businesses of manufacturer, fitter, installer, maintainer, repairer, factor and merchant of and dealer in electronic appliances and apparatus.

DIRECTORS

A director who is in any way, whether directly or indirectly, interested in a transaction with the Company shall declare the nature of his interest at a meeting of the directors.

The Articles of Association provide that a director shall not vote (or be counted in the quorum at a meeting) in respect of any transaction in which he has an interest which (together with any interest of a connected person) is a material interest. There are certain exceptions to this prohibition, which are set out in detail within the Articles of Association.

With respect to director compensation, the Articles of Association provide for a fee to be paid to directors, such fee not exceeding L200,000 in the aggregate (excluding value added tax) per annum, to be divided among the directors in such proportion and manner as the directors or any committee authorized for that purpose may agree. The aggregate amount may be increased by ordinary resolution of the Company. This aggregate figure excludes any additional or other remuneration to which the directors may be entitled in accordance with the Articles of Association or as may be authorized by the directors or any committee authorized by the directors for that purpose. Additional remuneration may include, but is not limited to, compensation for a director who holds an executive office or performs any additional duties (such as a committee member or chairman), pension benefits, annuities, gratuities or insurance allowances.

The directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability, or obligation of the Company or of any third party. The directors shall, in relation to the borrowings of the Company and its subsidiaries, restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (with regard to subsidiary undertakings, only so far as by such exercise they can secure) that the aggregate amount remaining undischarged at any time with respect to all borrowings by the Group (exclusive of any borrowings which are owed by one Group company to another Group company) will not, without the prior approval of shareholders by ordinary resolution, exceed the higher of L750,000,000 or three times the adjusted capital and reserves (as defined in the Articles of Association).

There is no age limit for directors under the Company's Articles of Association and a director need not be a shareholder of the Company in order to qualify as a director.

SHAREHOLDER RIGHTS

The Company has outstanding Ordinary Shares, Dollar Preference Shares and Sterling Preference Shares, the respective rights of which are summarized below.

Rights Attaching to Ordinary Shares

Voting Rights. Ordinary Shares of the Company are voting shares, subject to disenfranchisement in the event of (i) non-payment of any call or other sum due and payable in respect of any share or (ii) any non-compliance with any statutory notice requiring disclosure of the beneficial ownership of any shares. On a show of hands, every member who (being an individual) is present in person or (being a corporation) is present by a representative not being himself a member, has one vote and on a poll every member present in person by proxy or by representative has one vote for every share of which he is the holder. In the case of joint holders, the vote of the person whose name stands first in the register of members and who tenders a vote is accepted to the exclusion of any votes tendered by any other joint holders.

Dividends. Subject to the rights attached to the Company's Preference Shares, dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for these purposes as paid up on the share. Any dividend payable to a holder of Ordinary Shares which is unclaimed for a period of 12 years after having become due for payment shall be forfeited and shall revert to the Company.

Return of Capital. Subject to the rights attached to the Company's Preference Shares, on a winding up, the surplus assets remaining after payment of all creditors of the Company will be divided among the members of the Company according to their respective holdings of shares.

Rights Attaching to Preference Shares

Voting Rights. Each Preference Share entitles the holder to receive notice of, but does not entitle the holder to attend and vote at, general meetings of the Company unless (i) the preferential dividend or any part of it is 6 months or more in arrears; or (ii) the business of the meeting includes the consideration of a resolution for winding up the Company or for a reduction in the capital of the Company or any resolution directly or indirectly affecting, modifying or varying any of the special rights, privileges or restrictions attaching to the Preference Shares.

Dividends. Holders of Preference Shares are entitled in priority to any payment of dividends to the holders of Ordinary Shares or deferred shares to a fixed cumulative preference dividend (the "Preferential Dividend") at the rate of US $1.35 per annum for every L1 of nominal value for the Dollar Preference Shares and at the rate of 89.2p per annum for every L1 of nominal value for the Sterling Preference Shares. The Preferential Dividend accrues from day to day and is payable semi-annually in arrears in equal amounts on July 26 and January 26 in each year. The Preferential Dividends are payable to holders on the register at the record date set by the Company's Board of Directors. Holders of Preference Shares were entitled to receive a one-time payment payable on July 12, 2002 in lieu of the Preferential Dividend in respect of Preference Shares that were converted pursuant to the Special Conversion Right of either 19.8 pence for each Sterling Preference Share converted or $0.30 for each Dollar Preference Share converted.

The Preferential Dividend on any Dollar Preference Shares changed over to Sterling Preference Shares ceases to accrue from the dividend payment date immediately prior to the changeover date and the Preferential Dividend on such Sterling Preference Shares accrues from that dividend payment date. Any dividend payable to a holder of Preference Shares which is unclaimed for a period of 12 years after having become due for payment shall be forfeited and shall revert to the Company.

A Preference Share does not entitle the holder to any further participation in the profits of the Company.

Return of Capital. On a winding up, the assets of the Company available for distribution to its members are applied: first, by paying to each holder of a Preference Share a sum equal to any arrears and accruals of the Preferential Dividend on that share up to and including the date of the commencement of the winding up; second, by repaying in respect of the capital paid up, the sum of US $25 for every L1 of such capital on each Dollar Preference Share and the sum of L16.518 for every L1 of such capital on each Sterling Preference Share; third, by repaying the capital paid up on each Ordinary Share; and fourth, in being divided among the members of the Company according to their respective holdings of shares, each Preference Share being treated for this purpose as if converted at the conversion rate then applicable into fully paid Ordinary Shares immediately prior to the commencement of the winding up.

Changeover to Sterling Preference Shares. By giving notice to the Company (under certain limitations as set forth in the Articles of Association), a holder of Dollar Preference Shares may changeover such shares to Sterling Preference Shares. Following a changeover, the Dollar Preference Shares are redesignated as Sterling Preference Shares and the holder ceases to have any right to receive any payments in respect of those shares from the Company in US dollars.

Conversion to Ordinary Shares. Preference Shares may be converted to Ordinary Shares at the rate (subject to adjustment in accordance with the Articles of Association) of 10.3432p in nominal amount of Ordinary Share capital for every L1 in nominal amount of Preference Share capital (rounded down to the nearest whole Ordinary Share).

In addition, under the terms of the Special Conversion Right, Preference Shares were convertible into Ordinary Shares at the rate of 23p in nominal amount of Ordinary Share capital for every L1 in nominal amount of Preference Share capital by delivering a conversion notice by the time and date and otherwise in accordance with the provisions specified in the circular issued by the Company to shareholders dated April 18, 2002. The right to convert Preference Shares pursuant to the Special Conversion Right expired on June 24, 2002 for US holders and June 26, 2002 for UK holders.

At any time, if 75% or more of all the Preference Shares outstanding have been converted into Ordinary Shares, excluding Preference Shares that have been converted pursuant to the Special Conversion Right from the calculation of whether the 75% threshold has been reached by assuming that such Preference Shares had never been issued nor converted, the Company is entitled (subject to English law) to give the holders of the Preference Shares which have not been converted at least 28 days notice in writing to convert. Upon expiration of the notice, those holders of the Preference Shares shall be treated as having served a conversion notice on the Company with respect to their Preference Shares and the previous provisions relating to conversion shall apply.

Redemption. On April 29, 2016, the Company shall (subject to English law) redeem all of the Preference Shares outstanding on that date. The Company will pay the sum of US $25 for every L1 of nominal value for each Dollar Preference Share and L16.518 for every L1 of nominal value for each Sterling Preference Share and all arrears and accruals of the Preferential Dividend on each such share calculated up to and including the relevant redemption date.

General Protections. The Articles of Association contain a number of prohibitions on certain actions that might otherwise be taken by the Company for so long as any Preference Shares remain capable of being converted into Ordinary Shares.

CHANGES IN SHAREHOLDER RIGHTS

All or any of the rights for any class of shares may from time to time be varied or abrogated, either with the consent in writing of the holders of not less then three quarters in nominal value of the issued shares of that class or by extraordinary resolution passed at a separate general meeting of the holders of the shares of that class.

Additionally, the Company may, by ordinary resolution, resolve to (i) consolidate and divide all or any of its share capital into shares of a larger amount; (ii) subdivide all or part of its share capital into shares of a smaller amount; (iii) cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and diminish the amount of its authorized share capital by the amount of the shares so cancelled; and (iv) increase its share capital. The Company may also purchase its own shares and, by special resolution, reduce its share capital, any capital redemption reserve and any share premium account or any other undistributable reserve.

GENERAL MEETINGS

All general meetings other than annual general meetings are extraordinary general meetings. The Board may call general meetings and, on the request of members pursuant to English law, proceed to issue a notice convening an extraordinary general meeting at the members' requisition.

The Company is obliged to hold a general meeting, as its annual general meeting in each year and not more than 15 months must elapse between the date of one annual general meeting of the Company and that of the next.

An annual general meeting and an extraordinary general meeting that is called for the passing of a special resolution or a resolution requiring the giving of special notice must be called by not less than 21 days' notice in writing and all other extraordinary general meetings of the Company must be called by not less than 14 days' notice in writing. The notice must specify the place and time of the meeting and the general nature of the business to be transacted.

There are no additional conditions of admission to general meetings of the Company, except as may be stated above under "Additional Information - Rights Attaching to Ordinary Shares" and "Additional Information - Rights Attaching to Preference Shares."

The Company's Articles of Association were amended by resolution passed on June 12, 2002 to allow the Company to communicate electronically with its shareholders (subject to agreement by individual shareholders and to further terms and conditions as the directors may decide).

OWNERSHIP OF SHARES

Except for the Board of Directors' discretion to restrict the availability of an offer of scrip dividends, there are no limitations on the rights of non-resident or foreign shareholders to own shares in the Company or to hold or exercise voting rights in respect of such shares.

MATERIAL CONTRACTS

On June 14, 2001, a wholly-owned subsidiary of the Company agreed to purchase the shares of Buck & Hickman Limited and certain related trademarks from Charles Baynes plc and its affiliates for a total consideration of L66 million, including costs. The agreement between the parties contains customary representations and warranties. In addition, the agreement restricts Charles Baynes plc from engaging in certain activities that compete with the business acquired by the Company. The transaction closed on July 2, 2001.

The Company has not entered into any material contracts other than contracts entered into in the ordinary course of business during Fiscal 2002.

EXCHANGE CONTROLS

There are currently no UK laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends (except as otherwise set forth below) or other payments to holders of the Shares who are non-residents of the UK.

TAXATION

UK AND US TAX CONSEQUENCES OF OWNERSHIP OF ADRs AND SHARES

The following is a general summary, under currently applicable law, of the material US federal income tax consequences and the material UK tax consequences of the ownership and disposition of ADRs and Shares. It is not intended to be a complete discussion of all potential tax effects that might be relevant to such ownership, and it deals only with the taxation of individual citizens or residents of the US and US domestic corporations, partnerships, estates and trusts (each, a "US Holder").

US Holders of Ordinary ADRs or Preference ADRs are treated as the owners of the underlying (i) Ordinary Shares, or (ii) Dollar Preference Shares or Sterling Preference Shares, respectively, for purposes of the US-UK Double Taxation Convention relating to Income and Capital Gains (the "Income Tax Convention"), the US-UK Double Taxation Convention Relating to Estate and Gift Taxes (the "Estate and Gift Tax Convention") and the Internal Revenue Code of 1986, as amended (the "Code").

TAXATION OF DIVIDENDS

UK Taxation. The UK does not impose a withholding tax on dividend payments. Under the recently superseded Income Tax Convention (of December 31, 1975), now replaced by the current Income Tax Convention (of July 24, 2001), certain US Holders that are corporate holders were entitled to a repayment of part of the tax credit to which a UK resident individual would have been entitled in respect of a dividend. Only 0.278% of the dividend was repayable as a credit. Corporate holders needed, among other things, to hold (in general terms) 10% or more of voting stock to be entitled to the repayment.

Certain US Holders of ADRs may also have been deemed to have suffered a notional withholding tax in respect of a UK tax credit attaching to a dividend received. This notional UK withholding tax may have had US tax benefits. US Holders should consult a US tax adviser to determine any entitlement to credit for this notional withholding tax arising in respect of dividends paid at a time when the December 31,1975 treaty was in force.

The new Income Tax Convention between the US and the UK (of July 24, 2001) removes entirely any entitlement of US Holders to credit refunds on dividends paid by the Company on or after May 1, 2003.

US Taxation. A US Holder will realize dividend income for US federal income tax purposes in an amount equal to the distribution made by Premier Farnell, to the extent paid out of the current or accumulated earnings and profits of Premier Farnell as determined under current US federal income tax principles. The amount included in income to a US Holder will be the US dollar value of the payment (determined at the spot rate on the date of such payment) regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period between the date of such payment and the date on which the dividend payment is converted into US dollars for distribution to US Holders of the ADRs will be treated as ordinary income or loss. Dividends paid to a corporate US Holder will not be eligible for the dividends received deduction allowed with respect to certain dividends from US corporations. However, under current law, certain US Holders who are individuals may be eligible to benefit from a reduced income tax rate on dividends paid by Premier Farnell in a US Holder's tax year beginning after December 31, 2002. US Holders who are individuals should consult their US tax advisers concerning their eligibility for such reduced dividends tax rate.

Subject to certain limitations, any UK withholding tax arising in respect of the credits on dividends paid before May 1, 2003 should be treated as a foreign income tax that may be claimed as a deduction from taxable income or as a credit against the US federal income tax liability of the US Holder. The particular circumstances of each US Holder will affect such Holder's ability to use the foreign tax credit. US Holders should consult their own tax advisers about the availability of any such foreign tax credit.

TAXATION OF CAPITAL GAINS

UK Taxation. US Holders who are not resident or ordinarily resident in the UK should, generally, not be subject to UK taxation of capital gains realized on the disposal of their ADRs or Shares unless the ADRs or the Shares are used or held for the purposes of a trade or vocation carried on in the UK through a branch or agency or for the purposes of the branch or agency.

US Taxation. A US Holder will recognize gain or loss for US federal income tax purposes on a sale or other disposition of ADRs or Shares, measured by the positive or negative difference, respectively, between the amount realized on such sale or other disposition and the US Holder's tax basis in the ADRs or Shares being sold or disposed of (generally equal to such US Holder's cost of acquiring such ADRs or Shares). Such gain or loss will be capital gain or loss if the ADRs or Shares were held by the US Holder as a capital asset, and will be long-term capital gain (generally subject, under current law, to lower rates of taxation if derived by an individual) or loss if held by the US Holder for more than twelve months prior to the sale or disposition. Such gain or loss will generally be treated as derived from US sources. The deductibility of capital losses is subject to limitations.

Deposits and withdrawals by US Holders of Shares in exchange for ADRs will not result in recognition of gain or loss for US federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Premier Farnell, through the Depositary, will comply with all information reporting and backup withholding requirements applicable to Ordinary Shares, Preference Shares, Ordinary ADRs or Preference ADRs. A holder of the ADRs or the Shares may be subject to US backup withholding tax with respect to dividends paid on, the cash proceeds of a sale or exchange of, or a redemption of such ADRs or Shares, unless such holder (a) is a corporation or other exempt recipient and, if required, demonstrates its status as such; or (b) provides a US taxpayer identification number ("TIN"), certifies that the TIN provided is correct and that the holder has not been notified by the Internal Revenue Service ("IRS") that he or she is subject to backup withholding due to under-reporting of interest or dividends, and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's US federal income tax liability, provided that the required information is timely furnished to the IRS.

UK ESTATE AND GIFT TAX

The Estate and Gift Tax Convention generally relieves from UK inheritance tax the transfer of the ADRs or the Shares where the beneficial owner thereof is domiciled, for the purposes of the Convention, in the US (provided that the beneficial owner is not a UK national). This will not apply if the ADRs or the Shares are part of the business property of an individual's permanent establishment in the UK or are related to a fixed base in the UK of a person providing independent personal services.

If no relief is given under the Convention, UK inheritance tax may, subject to certain exemptions and reliefs, be charged on the amount by which the value of the shareholder's estate is reduced as a result of any transfer by way of gift or other gratuitous transaction made by him or treated as made by him, during lifetime or on death. A lifetime transfer which is not made by an individual, to an individual or to certain types of trust, will usually incur a charge to inheritance tax; a lifetime transfer made more than 7 years before death by an individual, to an individual or to such trust will be free of inheritance tax. In the unusual case where the ADRs or the Shares are subject to both UK inheritance tax and US federal estate and gift tax, the Convention generally provides for tax paid in the UK to be credited against tax payable in the US, or for tax paid in the US to be credited against tax payable in the UK, based on priority rules set forth in the Convention.

UK STAMP DUTY AND STAMP DUTY RESERVE TAX

UK Stamp Duty is payable in respect of certain documents, including transfers of Shares, and UK Stamp Duty Reserve Tax is imposed upon certain transactions in securities. Transfers under the CREST system (for paperless transfer of shares) will result in a charge to UK Stamp Duty Reserve

Tax and not UK Stamp Duty. A transfer or sale of the Ordinary Shares or Preference Shares would generally result in UK Stamp Duty at the rate of 0.5% of the consideration or, if an unconditional agreement to transfer such shares is not completed by a duly stamped transfer document, for UK Stamp Duty Reserve Tax at the rate of 0.5% of the consideration. Payment of UK Stamp Duty Reserve Tax will, generally, shelter any liability for UK Stamp Duty on a subsequent document of transfer with regard to the same transfer.

A deposit of Shares with a depositary or a transfer of Shares to a provider of clearance services would normally give rise to a UK Stamp Duty charge or UK Stamp Duty Reserve Tax at the rate of 1.5%.

No UK Stamp Duty Reserve Tax should be payable on any transfer of (or agreement to transfer) an Ordinary ADR or a Preference ADR. No UK Stamp Duty should be payable on any transfer of an Ordinary ADR or Preference ADR, provided that any instrument of transfer is not executed in or taken into the UK.

A transfer of Ordinary Shares or Preference Shares from the Depositary to the holder of the Ordinary ADR or Preference ADR may attract a fixed stamp duty charge of L5.00 on the consideration for or value of the Shares.

UNLESS OTHERWISE STATED THEREIN THE SUMMARY OF US AND UK TAX CONSEQUENCES SET FORTH ABOVE IS BASED ON THE INCOME TAX CONVENTION AND ESTATE AND GIFT TAX CONVENTION, US LAW, UK LAW AND UK INLAND REVENUE PRACTICE, ALL AS THEY EXIST AS OF THE DATE OF THIS ANNUAL REPORT. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS THAT MAY BE RELEVANT TO PREMIER FARNELL SHAREHOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES. IN PARTICULAR, IT DOES NOT ADDRESS THE CONSEQUENCES TO PREMIER FARNELL SHAREHOLDERS RESIDENT OR DOMICILED IN THE UK OR DOING BUSINESS IN THE UK. SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM.

DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934. In accordance with these requirements, the Company files reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report with the exhibits thereto, are available to the public over the Internet at the Commission's website http://www.sec.gov and may be read and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

RISK MANAGEMENT

The Group is exposed to a number of different market risks including interest rates and foreign currency exchange rates. The Group has established policies and procedures to monitor and manage the exposures arising from volatility in these markets, with derivative instruments being entered into when considered appropriate by management.

INTEREST RATE RISK

In Fiscal 1996, the Group incurred over $800 million of indebtedness as a result of the acquisition of Premier. Since that time, the Group's indebtedness has been significantly reduced and it has replaced a portion of its remaining indebtedness with $310 million of privately placed fixed rate debt. This fixed rate debt comprises $155 million of 7.0% notes repayable in June 2003 and $155 million of 7.2% notes repayable in June 2006.

Since the year-end, the Group has raised $225 million (L137 million) of new funding in the private placement market. This consists of $66 million of 7-year notes and $159 million of 10-year notes at fixed interest rates of 5.3% and 5.9% respectively. This funding was drawn down on June 13, 2003 and has been arranged principally to refinance the 7.0% senior notes repayable on June 17, 2003 and for other general corporate purposes.

The Group has bilateral facilities committed until July 2006 of L125 million ($205 million), which carry a LIBOR based floating rate of interest. As of February 2, 2003, L44 million was borrowed under these facilities (February 3, 2002: L37 million).

As most of the Group's current borrowings are subject to a fixed rate of interest, there is likely to be no significant impact to the Group's interest charge over the next 12 months as a result of future changes in market interest rates.

The following commentary and tables provide information concerning the Group's financial instruments as of February 2, 2003 that are sensitive to changes in interest rates.

FINANCIAL LIABILITIES

The maturity profile of the Group's borrowings is as follows:

                                                                FISCAL 2001                                FISCAL 2002
                                                                -----------                                -----------

                                                   FIXED         FLOATING         TOTAL         FIXED         FLOATING     TOTAL
                                                    LM              LM             LM            LM              LM          LM
                                                   -----         --------         -----         -----         --------     ------
Repayable in the financial year ending:

January 2003                                           -           23.0           23.0              -              -           -

January 2004                                       109.9              -          109.9           94.6            2.7        97.3
January 2005                                           -              -              -            0.2              -         0.2
January 2007                                       109.9           17.0          126.9           94.8           44.0       138.8

Subsequent years                                       -            4.7            4.7            1.5            1.0         2.5
                                                   -----           ----          -----          -----           ----       -----
                                                   219.8           44.7          264.5          191.1           47.7       238.8
                                                   =====           ====          =====          =====           ====       =====

The Group's borrowings are denominated in US dollars with the exception of the floating rate debt due prior to January 2007 which, at February 2, 2003, was denominated in Sterling.

The weighted average interest rate attributable to fixed rate borrowings during Fiscal 2002 was 7.1% (Fiscal 2001: 7.1%) and the weighted average duration of fixed rate borrowings was 2.9 years (Fiscal 2001: 3.9 years).

FINANCIAL ASSETS

Cash at bank and on hand as of February 2, 2003 of L29.6 million (February 3, 2002: L28.1 million) relate principally to overnight deposits and current account balances in various currencies held in trading operations worldwide. All significant balances earn interest based on local market rates appropriate for the currency concerned.

FAIR VALUE OF FINANCIAL INSTRUMENTS

An analysis of the fair values and book values of the Group's financial instruments as of February 2, 2003 and February 3, 2002 is provided below:

                                                    BOOK VALUE         FAIR VALUE      BOOK VALUE        FAIR VALUE
                                                    FISCAL 2001        FISCAL 2001     FISCAL 2002       FISCAL 2002
                                                        LM                 LM              LM                LM
                                                    ----------------------------------------------------------------
Assets
    Cash at bank and in hand                             28.1              28.1             29.6              29.6
    Debtors due after more than                          87.0              87.0             82.2              82.2
    one year (pension fund
    prepayment)
                                                       -----------------------------------------------------------
                                                        115.1             115.1            111.8             111.8
                                                       -----------------------------------------------------------

Liabilities and derivatives
    Due within 1 year                                   (23.0)            (23.0)           (97.3)            (98.6)
    Due in more than 1 year                            (241.5)           (248.2)          (141.5)           (150.0)
    Commitments to sell foreign
    currency                                                -                 -                -              (0.1)
                                                       -----------------------------------------------------------
                                                       (264.5)           (271.2)          (238.8)           (248.7)
                                                       -----------------------------------------------------------
Non-equity interests                                   (486.7)           (387.3)          (126.7)            (89.5)
                                                       -----------------------------------------------------------

The fair value of borrowings with a maturity of greater than one year is based on estimates of the fixed interest rates available as of the Fiscal Year end for debt of the same remaining maturity.

FOREIGN CURRENCY RISK

The Group hedges transactions primarily related to the purchase and sale of inventories denominated in foreign currencies through foreign exchange forward contracts. These contracts reduce currency risk from exchange rate movements with respect to these transactions and cash flows. Gains and losses are deferred and accounted for as part of the underlying transactions.

The Group does not hedge profit translation exposure, unless there is a corresponding cash flow, since such hedges provide only a temporary deferral of the effect of movements in exchange rates. Similarly, the Group does not specifically hedge its existing long-term investments in overseas assets. This has resulted in currency translation differences, amounting to L0.3 million
(loss), L1.3 million (loss) and L3.1 million (gain) in Fiscal 2002, 2001 and 2000, respectively, being credited or charged to reserves in relation to the translation of overseas assets.

As of February 2, 2003 and February 3, 2002, the gross notional amount of foreign exchange forward contracts, all of which had maturities of less than one year, can be analyzed as follows:

COMMITMENTS TO SELL FOREIGN CURRENCY

                                                                                 UNRECOGNIZED/DEFERRED
                                           STERLING EQUIVALENT                     GAINS AND (LOSSES)
                                      --------------------------------------------------------------------
                                      FISCAL 2001       FISCAL 2002           FISCAL 2001      FISCAL 2002
                                          LM                LM                     LM              LM
                                      --------------------------------------------------------------------
Euro                                        -              11.6                     -            (0.1)
Australian Dollars                        2.9               2.4                     -               -
Other Currencies                            -                 -                     -               -
                                      --------------------------------------------------------------------
Total                                     2.9              14.0                     -            (0.1)
                                      ====================================================================

The increase in the gross notional amount of forward foreign exchange contracts compared to Fiscal 2001 year-end reflects variations in the timing of entering into contracts.

The fair value of foreign exchange forward contracts is estimated by reference to the amount of hedging gain (or loss) deferred and generally reflects the estimated amounts that the Group would receive or pay to terminate the contracts based on year end rates.

During the financial year, the Group has not used any other financial instruments to hedge trading foreign exchange rate exposures.

The Group's primary translation exposure relates to the relative values of the pound sterling and US dollar. Although the US business generates significant US dollar cash flows, the Group's borrowings are predominantly US dollar denominated. Following the conversion of a significant proportion of the Group's US dollar denominated Preference Shares into Ordinary Shares during the year, the US dollar dividend obligations are substantially reduced. However, management anticipates that the ongoing US dollar interest obligations and US dollar trade payments in the UK will continue to preclude the need to enter into any significant hedging of US dollar cash flows.

At February 2, 2003, the Group had the equivalent of L3.6 million (February 3, 2002: L4.9 million) of (predominantly Euro denominated) net financial assets in non-functional currencies in relation to which future movements in foreign currencies could have a limited impact on consolidated profit.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

                                     PART II

ITEM 13.          DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.          DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed and reported within the time periods specified in Securities and Exchange Commission rules and forms. Within the 90-day period prior to the filing of this Annual Report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive and the Finance Director, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the Chief Executive and the Finance Director have concluded that the Company's disclosure controls and procedures are effective.

Subsequent to the date of their evaluation, there have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls.

ITEM 16.          [RESERVED]

                                    PART III

ITEM 17.          FINANCIAL STATEMENTS

Not applicable.  See Item 18.

ITEM 18.          FINANCIAL STATEMENTS

See Consolidated Financial Statements (including Notes thereto) contained on pages F-1 through F-63 of this Annual Report.

ITEM 19.          EXHIBITS

The following documents are filed as a part of this Annual Report:

Exhibit Number                                                       Description of Exhibit
--------------                                                       ----------------------
    1.1                              Memorandum and Articles of Association, incorporated by reference to the Company's Annual
                                     Report on Form 20-F for the Fiscal Year ended February 3, 2002 (Commission File No. 1-14258)

    4.1                              Agreement Relating to the Sale and Purchase of Buck & Hickman Limited and Certain Assets of
                                     Roebuck B.V., between Charles Baynes PLC, Roebuck B.V., Farnell Holding Limited and Premier
                                     Farnell plc, dated June 14, 2001, including Schedules 1 through 4 thereto, incorporated by reference to the Company's Annual Report on Form 20-F for the Fiscal Year ended January 28,
                                     2001 (Commission File No. 1-14258)

    4.2                              Approved Executive Share Option Scheme 2001, incorporated by reference to the Company's Annual
                                     Report on Form 20-F for the Fiscal Year ended January 28, 2001 (Commission File No. 1-14258)

    4.3                              Approved Executive Share Option Scheme (Original Scheme), incorporated by reference to the
                                     Company's Annual Report on Form 20-F for the Fiscal Year ended January 28, 1996 (Commission
                                     File No. 1-14258)

    4.4                              Unapproved Executive Share Option Scheme, incorporated by reference to the Company's Annual
                                     Report on Form 20-F for the Fiscal Year ended January 28, 1996 (Commission File No. 1-14258)

    4.5                              United States Savings Related Stock Option Plan, incorporated by reference to the Company's
                                     Form S-8 Registration Statement (Registration No. 33-5794)

    4.6                              UK Savings Related Share Option Scheme, incorporated by reference to the Company's Annual
                                     Report on Form 20-F for the Fiscal Year ended January 28, 1996 (Commission File No. 1-14258)

    4.7                              Overseas Savings Related Share Option Scheme, incorporated by reference to the Company's Annual
                                     Report on Form 20-F for the Fiscal Year ended January 28, 1996 (Commission File No. 1-14258)

    4.8                              Executive Share Option Scheme 2003

    4.9                              Long Term Incentive Plan (Premier Farnell Performance Share Plan 2000), as amended on June 11,
                                     2003

    4.10                             Premier Farnell Corporation 401(k) Retirement Savings Plan, January 1, 2002 Restatement

    8.1                              List of Subsidiaries

    12.1                             Shareholders Agreement dated as of January 23, 1996, between Farnell Electronics PLC and Jack
                                     N. Mandel, Joseph C. Mandel, Morton L. Mandel, Jack N. Mandel Revocable Trust, Joseph C. Mandel
                                     Revocable Trust, Morton L. Mandel Revocable Trust, Florence Mandel Revocable Trust and Barbara
                                     A. Mandel Revocable Trust, incorporated by reference to the March 8, 1996 Prospectus/Proxy
                                     Statement contained in the Company's Registration Statement on Form F-4 (Registration No.
                                     33-00690)

    99.1                             Certification pursuant to 18 U.S. Section 1350, as adopted pursuant to Section 906 of the
                                     Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       PREMIER FARNELL PLC
                                                       (Registrant)

Date: June 16, 2003                                    By  /s/ STEVEN WEBB
                                                           ---------------------
                                                               STEVEN WEBB
                                                               Company Secretary

                                 CERTIFICATIONS

         I, John R. Hirst, certify that:

         1. I have reviewed this annual report on Form 20-F of Premier Farnell plc;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                  a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of the annual report (the "Evaluation Date"); and

                  c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

                  a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                   /s/ JOHN R. HIRST
                                   ---------------------------------------------
                                   John R. Hirst
                                   Chief Executive (principal executive officer)

                                 CERTIFICATIONS

         I, Andrew C. Fisher, certify that:

         1. I have reviewed this annual report on Form 20-F of Premier Farnell plc;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                  a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of the annual report (the "Evaluation Date"); and

                  c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

                  a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                  /s/ ANDREW C. FISHER
                                  ----------------------------------------------
                                  Andrew C. Fisher
                                  Finance Director (principal financial officer)

PREMIER FARNELL PLC

CONSOLIDATED FINANCIAL STATEMENTS

PREMIER FARNELL PLC

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                               Page
                                                                               ----
Report of Independent Accountants                                               F-2
Consolidated Statements of Income                                               F-3
Consolidated Statements of Total Recognized Gains and Losses                    F-4
Consolidated Balance Sheets                                                     F-5
Consolidated Statements of Cash Flows                                           F-6
Consolidated Statements of Changes in Shareholders' Equity                      F-8
Notes to the Consolidated Financial Statements                                  F-9

         PREMIER FARNELL PLC

         REPORT OF INDEPENDENT ACCOUNTANTS

         US AUDIT REPORT OF THE INDEPENDENT ACCOUNTANTS TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PREMIER FARNELL PLC.

         We have audited the accompanying Consolidated Balance Sheets of Premier Farnell plc and its subsidiary undertakings as of February 2, 2003 and February 3, 2002 and the related Consolidated Statements of Income, Consolidated Statements of Total Recognized Gains and Losses, Consolidated Statements of Cash Flows, Consolidated Statements of Changes in Shareholders' Equity and the Notes to the Consolidated Financial Statements for each of the three years in the period ended February 2, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Premier Farnell plc and its subsidiary undertakings at February 2, 2003 and February 3, 2002 and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2003 in conformity with accounting principles generally accepted in the United Kingdom.

         Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended February 2, 2003 and the determination of the consolidated shareholders' equity at February 2, 2003 and February 3, 2002 to the extent summarised in note 25 to the consolidated financial statements.

         By  /s/  PricewaterhouseCoopers
             -------------------------------
         PricewaterhouseCoopers LLP
         Chartered Accountants and Registered Auditors
         Leeds, United Kingdom
         March 19, 2003, except for Note 27 as to which the date is June 16,
         2003

PREMIER FARNELL PLC
CONSOLIDATED STATEMENTS OF INCOME

                                                                                   Year ended
                                                         ------------------------------------------------------------------
                                                                   January 28,             February 3,
                                                   Notes              2001                    2002              February 2,
                                                                   (52 weeks)              (53 weeks)              2003
                                                                   (restated)              (restated)           (52 weeks)
                                                                       Lm                      Lm                   Lm
                                                         ------------------------------------------------------------------
NET SALES                                             2               876.2                   806.4                759.0

Cost of sales                                                        (498.7)                 (473.2)              (447.0)
                                                         ------------------------------------------------------------------

GROSS PROFIT                                                          377.5                   333.2                312.0

Net operating expenses                                2
                                                         ------------------------------------------------------------------
- before amortization of goodwill                                    (262.5)                 (244.8)              (229.1)
- amortization of goodwill                                                -                    (1.5)                (2.6)
                                                         ------------------------------------------------------------------
Total net operating expenses                                         (262.5)                 (246.3)              (231.7)

OPERATING INCOME                                    2/4
                                                         ------------------------------------------------------------------
- before amortization of goodwill                                     115.0                    88.4                 82.9
- amortization of goodwill                                                -                    (1.5)                (2.6)
                                                         ------------------------------------------------------------------
Total operating income                                                115.0                    86.9                 80.3

Loss on disposal of businesses                        3                   -                   (11.0)                (4.8)

Net interest payable                                  5               (12.9)                  (15.9)               (15.7)
                                                         ------------------------------------------------------------------

INCOME BEFORE TAXES                                                   102.1                    60.0                 59.8

Taxes on income                                       7               (30.8)                  (21.4)               (18.2)
                                                         ------------------------------------------------------------------

NET INCOME                                                             71.3                    38.6                 41.6
Preference dividends (non-equity)                     8               (25.3)                  (26.1)               (10.8)
                                                         ------------------------------------------------------------------

NET INCOME ATTRIBUTABLE TO
ORDINARY SHAREHOLDERS                                                  46.0                    12.5                 30.8
                                                         ==================================================================

NET INCOME PER ORDINARY SHARE                         9
Basic                                                                 16.9p                    4.6p                 9.3p
Diluted                                                               16.8p                    4.6p                 9.3p

NET INCOME PER ORDINARY SHARE BEFORE
AMORTIZATION OF GOODWILL AND DISPOSALS
Basic                                                                 16.9p                    9.2p                11.2p
Diluted                                                               16.8p                    9.2p                11.2p

There is no material difference between the results as disclosed in the consolidated statements of income and the results on an unmodified historical cost basis.

All of the Group's net sales and operating income relate to continuing operations.

The expense classification in the Consolidated Statements of Income has been restated to reflect the way in which management measure the performance of the Group. Further details are given in note 1, Statement of Accounting Policies on page F-9.

The accompanying notes on pages F-9 to F-63 are an integral part of these consolidated financial statements.

PREMIER FARNELL PLC

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                                                         Year ended
                                                                   -------------------------------------------------------
                                                                   January 28,          February 3,            February 2,
                                                                      2001                 2002                   2003
                                                                   (52 weeks)           (53 weeks)             (52 weeks)
                                                                       Lm                   Lm                     Lm
                                                                   -------------------------------------------------------

Net income for the year                                               71.3                 38.6                   41.6
Currency translation adjustments                                       3.1                 (1.3)                  (0.3)
                                                                   -------------------------------------------------------

Total recognized gains in the year                                    74.4                 37.3                   41.3
                                                                   ===========
Prior year adjustment                                                                      16.2                      -
                                                                                       -----------------------------------
Total recognized gains since last
Annual Report                                                                              53.5                   41.3
                                                                                       ===================================

The prior year adjustment reflects the adoption of FRS 19, Deferred Tax, with effect from January 29, 2001. FRS 19 requires deferred tax assets to be recognized to the extent they are expected to be recoverable. Prior to January 29, 2001, the Group's accounting policy for deferred tax was in accordance with SSAP No. 15, which required deferred tax assets to be recognized only to the extent they were expected to be recoverable without replacement by an equivalent asset. The recognition of deferred tax assets has been accounted for by way of a prior year adjustment, reducing provisions for liabilities and charges at January 28, 2001 by L16.2 million (January 30, 2000: L14.7 million). The impact on the Fiscal 2000 tax charge is not material, the movement reflecting currency translation.

The accompanying notes on pages F-9 to F-63 are an integral part of these consolidated financial statements.

PREMIER FARNELL PLC

CONSOLIDATED BALANCE SHEETS

                                                                                    February 3,             February 2,
                                                                   Notes                2002                    2003
                                                                                        Lm                      Lm
                                                                                --------------------------------------
FIXED ASSETS
Intangible assets                                                    10                 51.1                    48.5
Property, plant and equipment                                        11                114.1                   112.9
Investments                                                          12                  0.5                     0.2
                                                                                --------------------------------------
                                                                                       165.7                   161.6
                                                                                --------------------------------------
CURRENT ASSETS
Inventories                                                          13                152.9                   147.8
Debtors - due within one year                                        14                132.1                   121.8
        - due after more than one year                               14                 87.0                    82.2
Cash at bank and in hand                                                                28.1                    29.6
                                                                                --------------------------------------
                                                                                       400.1                   381.4

CREDITORS - DUE WITHIN ONE YEAR                                      15               (168.6)                 (254.7)

                                                                                --------------------------------------
NET CURRENT ASSETS                                                                     231.5                   126.7
                                                                                --------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                  397.2                   288.3

CREDITORS - DUE AFTER MORE THAN ONE YEAR                             16               (241.5)                 (141.5)

PROVISIONS FOR LIABILITIES AND CHARGES                               17                (44.2)                  (43.3)
                                                                                --------------------------------------

                                                                                       111.5                   103.5
                                                                                ======================================
CAPITAL AND RESERVES
Called up share capital                                              18                 41.5                    25.9
Share premium account                                                                    4.4                    19.2
Capital redemption reserve                                                                 -                     0.6
Retained earnings                                                                       65.6                    57.8
                                                                                --------------------------------------

SHAREHOLDERS' FUNDS                                                                    111.5                   103.5

                                                                                ======================================
SHAREHOLDERS' FUNDS COMPRISE:
Equity interests                                                                      (375.2)                  (23.2)
Non-equity interests                                                                   486.7                   126.7
                                                                                --------------------------------------

                                                                                       111.5                   103.5
                                                                                ======================================

Non-equity interests reflect the redemption cost of the cumulative convertible preference shares.

The accompanying notes on pages F-9 to F-63 are an integral part of these consolidated financial statements.

PREMIER FARNELL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           Year ended
                                                                             ---------------------------------------------
                                                                    Notes       January 28,    February 3,     February 2,
                                                                                   2001           2002            2003
                                                                                (52 weeks)     (53 weeks)      (52 weeks)
                                                                                    Lm             Lm              Lm
                                                                             ---------------------------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                             20           112.4          107.1            92.0

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                                    1.7            1.3             0.6
Interest paid                                                                      (14.7)         (16.9)          (16.4)
Dividends paid on preference shares (non-equity)                                   (25.3)         (26.1)          (10.8)
                                                                             ---------------------------------------------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF
FINANCE                                                                            (38.3)         (41.7)          (26.6)

TAXATION PAID                                                                      (28.3)         (27.4)          (12.7)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of property, plant and equipment                                          (25.6)         (24.8)          (24.9)
Sale of property, plant and equipment                                                4.4            1.3             1.7
Purchase of own shares                                                              (0.5)          (0.6)              -
                                                                             ---------------------------------------------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND                                      (21.7)         (24.1)          (23.2)
FINANCIAL INVESTMENT

ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertaking                                                     -          (66.0)              -
Purchase of minority interest                                                          -           (0.3)              -
Disposal of businesses                                                                 -           27.5             3.3
                                                                             ---------------------------------------------
NET CASH (OUTFLOW)/INFLOW FROM ACQUISITIONS AND DISPOSALS                              -          (38.8)            3.3

EQUITY DIVIDENDS PAID                                                              (24.5)         (24.5)          (28.1)
                                                                             ---------------------------------------------

CASH (OUTFLOW)/INFLOW BEFORE USE OF LIQUID RESOURCES AND                            (0.4)         (49.4)            4.7
FINANCING

MANAGEMENT OF LIQUID RESOURCES
Decrease in short term deposits with banks                                           9.3           16.3               -

FINANCING
Issue of ordinary shares                                                             0.6            0.2             0.7
Purchase of own preference shares                                                      -              -            (8.3)
Preference share conversion costs                                                      -              -            (0.9)
New bank loans                                                                       5.0           48.0            29.1
Repayment of bank loans                                                             (5.0)         (11.0)          (23.0)
                                                                             ---------------------------------------------
Net cash inflow/(outflow) from financing                                             0.6           37.2            (2.4)
                                                                             ---------------------------------------------

INCREASE IN CASH                                                                     9.5            4.1             2.3
                                                                             =============================================

PREMIER FARNELL PLC

                                                                                                Year ended
                                                                               -----------------------------------------
                                                                    Notes      January 28,    February 3,     February 2,
                                                                                 2001           2002            2003
                                                                               (52 weeks)    (53 weeks)      (52 weeks)
                                                                                  Lm             Lm              Lm
                                                                               -----------------------------------------
RECONCILIATION OF NET DEBT:
Net debt at beginning of year                                                    (160.8)        (179.2)        (236.4)
Increase in cash                                                                    9.5            4.1            2.3
Decrease in short term deposits                                                    (9.3)         (16.3)             -
Increase in debt                                                                      -          (37.0)          (6.1)
Exchange movement                                                                 (18.6)          (8.0)          31.0
                                                                               -----------------------------------------

NET DEBT AT END OF YEAR                                              20          (179.2)        (236.4)        (209.2)
                                                                               -----------------------------------------

The accompanying notes on pages F-9 to F-63 are an integral part of these consolidated financial statements.

These consolidated statements of cash flows are prepared in accordance with FRS 1 (Revised 1996) which differs in certain respects from the US accounting standard, SFAS 95 "Statements of Cash Flows". The principal differences are explained in note 25.

PREMIER FARNELL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                5p                         Share           Capital
                                             Ordinary      Preference     premium        redemption   Retained
                                              shares         shares       account          reserve    earnings        Total
                                                Lm             Lm           Lm                Lm         Lm             Lm
                                             ------------------------------------------------------------------------------
Balance at January 30, 2000                    13.6           27.9           3.6               -         28.7          73.8

Net income                                        -              -             -               -         71.3          71.3
Ordinary dividends                                -              -             -               -        (24.5)        (24.5)
Preference dividends                              -              -             -               -        (25.3)        (25.3)
Premium on issue of shares                        -              -           0.6               -            -           0.6
Currency translation adjustment                   -              -             -               -          3.1           3.1
                                             ------------------------------------------------------------------------------

Balance at January 28, 2001                    13.6           27.9           4.2               -         53.3          99.0

Net income                                        -              -             -               -         38.6          38.6
Ordinary dividends                                -              -             -               -        (24.5)        (24.5)
Preference dividends                              -              -             -               -        (26.1)        (26.1)
Premium on issue of shares                        -              -           0.2               -            -           0.2
Goodwill reinstated on disposal                   -              -             -               -         25.6          25.6
  of businesses
Currency translation adjustment                   -              -             -               -         (1.3)         (1.3)

                                             ------------------------------------------------------------------------------

Balance at February 3, 2002                    13.6           27.9           4.4               -         65.6         111.5

Net income                                        -              -             -               -         41.6          41.6
Ordinary dividends                                -              -             -               -        (32.6)        (32.6)
Preference dividends                              -              -             -               -        (10.8)        (10.8)
Premium on issue of shares                        -              -           0.7               -            -           0.7
Goodwill reinstated on disposal                   -              -             -               -          2.6           2.6
  of businesses
Preference share conversion                     4.5          (19.5)         15.0               -            -             -
Preference share conversion                       -              -          (0.9)              -            -          (0.9)
  costs
Preference share purchase and                     -           (0.6)            -             0.6         (8.3)         (8.3)
  cancellation

Currency translation adjustment                   -              -             -               -         (0.3)         (0.3)

                                             ------------------------------------------------------------------------------
Balance at February 2, 2003                    18.1            7.8          19.2             0.6         57.8         103.5
                                             ==============================================================================

The number of 5p Ordinary shares and preference shares outstanding as at February 2, 2003 was 362,438,230 and 7,772,221, respectively (February 3, 2002:
272,244,295 and 27,946,255, respectively).

The cumulative goodwill arising on acquisitions of subsidiary undertakings which are still part of the Group and charged against reserves of the Group amounted to L1,594.0 million at February 2, 2003. (February 3, 2002: L1,596.6 million).

The cumulative currency translation adjustment included in retained earnings as at February 2, 2003, February 3, 2002 and January 28, 2001 amounted to L8.1 million credit, L8.4 million credit and L9.7 million credit, respectively.

The accompanying notes on pages F-9 to F-63 are an integral part of these consolidated financial statements.

         PREMIER FARNELL PLC

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1        STATEMENT OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The accounts have been prepared under the historical cost convention and in accordance with applicable UK accounting standards. A summary of the more important Group accounting policies, which the Directors consider to be the most appropriate for the Group and, with the exception of the expense classification referred to below, have been applied consistently, is set out below.

         Accounts are drawn up to the Sunday nearest to January 31, the Company's accounting reference date. For Fiscal 2000 (year ended January 28, 2001) the accounting period was 52 weeks, for Fiscal 2001 (year ended February 3, 2002) the accounting period was 53 weeks and for Fiscal 2002 (year ended February 2, 2003) the accounting period was 52 weeks.

         BASIS OF CONSOLIDATION

         The consolidated accounts incorporate the accounts of the Company and each of its subsidiary undertakings. Results of subsidiary undertakings acquired or disposed of during the year are consolidated from or up to the date on which control passes.

         EXPENSE CLASSIFICATION

         The expense classification in the Consolidated Statements of Income has been restated to reflect the way in which management measure and monitor the performance of the Group with respect to gross profit and operating expenses. Expenses are now classified as follows:

         Cost of sales comprises the costs of goods delivered to customers including the net cost of freight, packaging and inventory adjustments.

         Distribution costs represent all operating company expenses including sales, marketing, product and purchasing, warehousing, information technology and e-commerce.

         Administrative expenses comprise the cost of central head office and the Group Board.

         Management consider that the above classification of costs is the most appropriate given the nature of the business.

         In prior years, distribution costs comprised gross freight costs, administrative expenses were as defined above, and all other costs were treated as cost of sales.

         The effect of this change on the prior year results is as follows:

                                                           As previously           Reclassification      As restated
                                                             reported
                                                                Lm                        Lm                 Lm
                                                           ---------------------------------------------------------
Fiscal 2001
Net sales                                                       806.4                         -              806.4
Cost of sales                                                  (676.6)                    203.4             (473.2)
Total net operating expenses                                    (42.9)                   (203.4)            (246.3)
                                                           ---------------------------------------------------------
Total operating income                                           86.9                         -               86.9
                                                           ---------------------------------------------------------

Fiscal 2000
Net sales                                                       876.2                         -              876.2
Cost of sales                                                  (716.0)                    217.3             (498.7)
Total net operating expenses                                    (45.2)                   (217.3)            (262.5)
                                                           ---------------------------------------------------------
Total operating income                                          115.0                         -              115.0
                                                           ---------------------------------------------------------

         PREMIER FARNELL PLC

         GOODWILL

         Goodwill, comprising the amount by which the consideration for acquisitions exceeds the fair amount of the net assets acquired, is capitalized and amortized through the Consolidated Statement of Income on a straight line basis over its estimated useful life, as follows:

         Buck & Hickman: 20 years

         As permitted by FRS10, Goodwill and Intangible Assets, goodwill arising on acquisitions prior to 1998 remains written off against reserves. Such goodwill would be charged in the Consolidated Statement of Income on subsequent disposal of the related business.

         Goodwill arising on acquisitions is reviewed for impairment in accordance with FRS10 and FRS11, Impairment of Fixed Assets and Goodwill, at the end of the first full year after an acquisition and in other years if events or changes in circumstances indicate that the carrying value may not be recoverable, any impairment being charged to the Consolidated Statement of Income.

         PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment is stated at cost or fair value on acquisition. Interest is not capitalized

         With the exception of motor vehicles, which are depreciated on a reducing balance basis at 25% per annum, depreciation is calculated to write off the cost or valuation of individual fixed assets from the time they become operational by equal annual instalments over their estimated useful lives, which are principally as follows:

         Plant and equipment                    - between 5 and 10 years
         Computer hardware and software         - between 3 and 5 years
         Freehold buildings                     - 50 years
         No depreciation is provided on freehold land.

         On retirement or disposal, the cost of the asset disposed and the related accumulated depreciation are removed from the balance sheet and any gain or loss is reflected in income.

         INVENTORIES

         Inventories are stated on a first-in first-out basis at the lower of cost and net realizable value. Provision is made against slow moving and obsolete inventory based on analysis of historical data.

         CATALOG AND ADVERTISING COSTS

         Catalog costs are expensed over the life of the catalog up to a maximum period of one year. Advertising costs are expensed as incurred.

         PENSIONS AND SIMILAR OBLIGATIONS

         The Group operates defined benefit and defined contribution schemes. Pension schemes are accounted for in accordance with SSAP 24. Accordingly, the expected cost of providing pension benefits under defined benefit schemes and other post-retirement benefits is amortized in the Consolidated Statement of Income over the period benefiting from the employees' services. Costs with respect to defined contribution schemes are charged to the Consolidated Statement of Income as they fall due.

         The Group has adopted the transitional arrangements of FRS 17, Retirement Benefits, details of which are given in note 21.

         PREMIER FARNELL PLC

         DEFERRED TAXATION

         Full provision is made for deferred taxation resulting from timing differences between income computed for taxation purposes and income stated in the financial statements to the extent that there is an obligation to pay more tax in the future as a result of the reversal of those timing differences.

         Deferred tax assets are recognized to the extent they are expected to be recoverable.

         FOREIGN EXCHANGE

         The results of overseas subsidiary undertakings are translated into pounds sterling at the average exchange rate ruling during the year. Foreign currency assets and liabilities are translated into sterling at the rates of exchange ruling at the balance sheet date. Gains or losses arising in the ordinary course of business are dealt with in arriving at operating income. Those arising on the translation of the assets and liabilities of overseas subsidiary undertakings, together with the exchange differences arising when the Consolidated Statement of Income is translated at average rates and compared to the rate ruling at the balance sheet date, are dealt with as movements in reserves.

         NET SALES AND REVENUE RECOGNITION

         Net sales comprise the value of sales to outside customers, excluding value-added and sales taxes. Sales are recognized when there is persuasive evidence that an arrangement exists, delivery of products or performance of services has occurred, the price is fixed or determinable and collection is reasonably assured. Provisions for rebates to customers are provided for in the same period in which the related sales are recorded. Freight costs are expensed in the cost of sales line in the Statement of Income.

         LEASED ASSETS

         Payments under operating leases are charged to the Consolidated Statement of Income as they fall due.

         DERIVATIVE FINANCIAL INSTRUMENTS

         Gains and losses on forward foreign exchange contracts, entered into as hedges of future purchases and sales denominated in foreign currency, are carried forward and taken to the Consolidated Statement of Income on maturity to match the underlying transactions.

          Amounts payable or receivable in respect of interest rate hedges are recognized as adjustments to interest payable or receivable over the life of the hedge. Further details are given in note 23.

          LONG TERM INCENTIVE PLAN

          The Consolidated Statement of Income includes the costs relating to the Premier Farnell Performance Share Plan and the Consolidated and Company balance sheets include the appropriate assets and liabilities of the plan. Shares in the Company, held by the trust established to administer the plan, are shown as fixed asset investments and are amortised over the performance period of the plan to which they relate. Where options over shares are awarded to executives, the value of the expected award is amortised on a straight line basis over the performance period to which the award relates.

         PREMIER FARNELL PLC

         RISKS AND UNCERTAINTIES AFFECTING OPERATIONS

(I)      PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(II)     CONCENTRATIONS OF CREDIT RISK

         The Group sells products to a wide range of customers and markets and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Group monitors its exposure for credit losses and maintains allowances for anticipated losses.

(III)    CURRENCY TRANSACTION AND INTEREST RATE RISK

         The impact of currency movements on trading cash flows is managed by the use of forward contracts. Currency hedging is undertaken up to 12 months forward based on expected currency cash flows.

         The Group's borrowings are denominated in US dollars and are predominantly fixed rate. Further details are given in note 23.

2        SEGMENTAL ANALYSIS

  (1)    NET SALES AND OPERATING INCOME

         BUSINESS SEGMENTS

                                                 Net sales - year ended                        Operating income - year ended
                                        ----------------------------------------         ----------------------------------------
                                         January        February 3,   February           January 28,    February         February
                                         28, 2001          2002        2, 2003              2001        3, 2002          2, 2003
                                        (52 weeks)      (53 weeks)    (52 weeks)         (52 weeks)    (53 weeks)       (52 weeks)
                                            Lm              Lm            Lm                 Lm            Lm               Lm
                                        ----------------------------------------         ----------------------------------------
 Marketing and Distribution
 Division

       Americas                            446.9           373.7         311.6               60.5          38.4             33.0
       Europe and Asia Pacific             266.1           314.5         348.6               43.7          40.2             42.2
                                        ----------------------------------------         ---------------------------------------
                                           713.0           688.2         660.2              104.2          78.6             75.2
       Amortization of goodwill*               -               -             -                  -          (1.5)            (2.6)
                                        ----------------------------------------         ---------------------------------------
                                           713.0           688.2         660.2              104.2          77.1             72.6
 Industrial Products Division              163.2           118.2          98.8               18.6          17.7             15.2
 Head Office costs                             -               -             -               (7.8)         (7.9)            (7.5)
                                        ----------------------------------------         ---------------------------------------
Net sales and operating
  income on continuing
  operations                               876.2           806.4         759.0              115.0          86.9             80.3
                                        ========================================         =======================================

         * Amortisation of capitalized goodwill is in respect of the acquisition of Buck & Hickman in Fiscal 2001 (Europe and Asia Pacific segment).

         PREMIER FARNELL PLC

         The Marketing and Distribution Division markets electronic, electrical, industrial components and products and spares for consumer appliances and consists of five operations: Newark and MCM, in the Americas and Farnell, Buck & Hickman and CPC in Europe and Asia Pacific. The Industrial Products Division produces and distributes high-performance fire fighting components for the OEM and replacement markets as well as asphalt and concrete resurfacing products, and distributes repair products and hand tools for the automotive aftermarket, electrical connectors and equipment for the industrial maintenance and repair market and wire and cable harnesses for the automotive and steel industries.

         The above segments have been identified on the basis of the underlying nature of the business and its customer base and reflect the segments used internally by senior management for monitoring the business and making decisions regarding allocation of future resources. With effect from January 29, 2001, the businesses that formerly comprised the Appliance Spares Division (MCM and CPC) are being reported as part of the Marketing and Distribution Division, reflecting a change in the Group's management reporting structure and the much closer integration of these businesses with their respective businesses of the Marketing and Distribution Division. Comparatives for Fiscal 2000 have been restated accordingly.

         There are no revenues or transactions with a single customer that are 10% or more of the Group's revenues.

         GEOGRAPHICAL SEGMENTS BY ORIGIN

                                          Net sales - year ended                      Operating income - year ended
                                 ----------------------------------------       ----------------------------------------
                                 January 28,     February     February 2,       January 28,      February      February
                                    2001          3, 2002        2003              2001           3, 2002      2, 2003
                                 (52 weeks)     (53 weeks)    (52 weeks)        (52 weeks)      (53 weeks)    (52 weeks)
                                     Lm             Lm            Lm                Lm              Lm            Lm
                                 ----------------------------------------       ----------------------------------------
Americas                            576.1          456.9         375.3             76.1            52.9          45.8
United Kingdom                      168.5          215.5         251.6             35.3            34.1          36.4
Rest of World                       131.6          134.0         132.1             11.4             9.3           8.2
Head Office costs                       -              -             -             (7.8)           (7.9)         (7.5)
Amortization of goodwill*               -              -             -                -            (1.5)         (2.6)
                                 --------------------------------------         -------------------------------------

Net sales and operating
  income on continuing
  operations                        876.2          806.4         759.0            115.0            86.9          80.3
                                 ======================================         =====================================

         The above segmental analysis includes net sales and operating income in Fiscal 2001 from the acquisition on July 2, 2001 of Buck & Hickman (Europe and Asia Pacific segment) of L52.9 million and L3.6 million, respectively. In Fiscal 2002, Buck & Hickman contributed L96.1 million of sales and L5.8 million of operating income.

         * Amortization of capitalized goodwill is in respect of the acquisition of Buck & Hickman in Fiscal 2001 (United Kingdom).

         The geographical analysis of net sales by destination is not significantly different from that shown above.

         PREMIER FARNELL PLC

(2)      TOTAL ASSETS AND NET ASSETS

         Total assets comprise the aggregate of fixed assets and current assets. Net assets comprise the net of total assets, creditors due within one year, creditors due after more than one year and provisions for liabilities and charges.

         BUSINESS SEGMENTS

                                                                  Net assets
                                                         ----------------------------
                                                         February 3,      February 2,
                                                            2002             2003
                                                             Lm               Lm
                                                         ----------------------------
Marketing and Distribution Division
        Americas                                            136.6            123.9
        Europe and Asia Pacific                             138.7            139.6
                                                           -----------------------
                                                            275.3            263.5
Industrial Products Division                                 40.1             25.8
                                                           -----------------------

Net operating assets                                        315.4            289.3

Unallocated assets and liabilities:
        Goodwill                                             51.1             48.5
        Net debt                                           (236.4)          (209.2)
        Other financial assets and liabilities              (18.6)           (25.1)
                                                           -----------------------

Net assets                                                  111.5            103.5
                                                           =======================

                                                                 Total assets
                                                         ----------------------------
                                                         February 3,      February 2,
                                                            2002             2003
                                                             Lm               Lm
                                                         ----------------------------
Marketing and Distribution Division
        Americas                                            148.5            130.7
        Europe and Asia Pacific                             251.4            262.7
                                                           -----------------------
                                                            399.9            393.4
Industrial Products Division                                 60.8             50.7
Head Office (including pension asset)                       105.1             98.9
                                                           -----------------------

Total assets                                                565.8            543.0
                                                           =======================

         The analysis of total assets as at February 3, 2002 has been reclassified to reflect, more appropriately, the use of assets in the businesses.

         PREMIER FARNELL PLC

(2)      TOTAL ASSETS AND NET ASSETS

         GEOGRAPHICAL SEGMENTS

                                                                  Net assets
                                                         ----------------------------
                                                         February 3,      February 2,
                                                            2002             2003
                                                             Lm               Lm
                                                         ----------------------------
Americas                                                    168.3            116.4
United Kingdom                                              112.7            132.1
Rest of the World                                            34.4             40.8
                                                           -----------------------

Net operating assets                                        315.4            289.3

Unallocated assets and liabilities:
    Goodwill                                                 51.1             48.5
    Net debt                                               (236.4)          (209.2)
    Other financial assets and liabilities                  (18.6)           (25.1)
                                                           -----------------------

Net assets                                                  111.5            103.5
                                                           =======================

                                                                 Total assets
                                                         ----------------------------
                                                         February 3,      February 2,
                                                            2002             2003
                                                             Lm               Lm
                                                         ----------------------------
Americas                                                    294.7            233.1
United Kingdom                                              207.8            239.0
Rest of the World                                            63.3             70.9
                                                           -----------------------

Total assets                                                565.8            543.0
                                                           =======================

         The analysis of total assets as at February 3, 2002 has been reclassified to reflect, more appropriately, the geographical use of assets.

         PREMIER FARNELL PLC

(3)      PROPERTY, PLANT AND EQUIPMENT

         BUSINESS SEGMENTS

                                                               Fixed assets
                                                         ----------------------------
                                                         February 3,      February 2,
                                                            2002             2003
                                                             Lm               Lm
                                                         ----------------------------
Marketing and Distribution Division
        Americas                                             40.0             38.9
        Europe and Asia Pacific                              56.3             61.0
                                                           ------------------------
                                                             96.3             99.9
Industrial Products Division                                 17.8             13.0
                                                           ------------------------

Property, plant and equipment                               114.1            112.9
                                                           ========================

         The analysis of fixed assets as at February 3, 2002 has been reclassified to reflect, more appropriately, the use of such assets in the businesses.

         GEOGRAPHICAL SEGMENTS

                                                                 Fixed assets
                                                         ----------------------------
                                                         February 3,      February 2,
                                                            2002             2003
                                                             Lm               Lm
                                                         ----------------------------
Americas                                                     55.7             50.0
United Kingdom                                               47.0             49.6
Rest of the World                                            11.4             13.3
                                                           ------------------------

Property, plant and equipment                               114.1            112.9
                                                           ========================

         The analysis of fixed assets as at February 3, 2002 has been reclassified to reflect, more appropriately, the geographical use of such assets.

(4)      CAPITAL EXPENDITURE AND DEPRECIATION

         Capital expenditure and depreciation by segment are as follows:

                                           Capital expenditure - year ended              Depreciation - year ended
                                         -------------------------------------        -------------------------------
                                         January        February      February        January    February    February
                                         28, 2001        3, 2002      2, 2003         28, 2001    3, 2002     2, 2003
                                            Lm             Lm            Lm              Lm         Lm          Lm
                                         -------------------------------------        -------------------------------
Marketing and Distribution Division
    Americas                               15.3           8.4           11.0             5.5        6.3         5.2
    Europe and Asia Pacific                11.2           6.2           13.2             5.6        7.2         9.4
                                          ----------------------------------           ----------------------------
                                           26.5          14.6           24.2            11.1       13.5        14.6
Industrial Products Division                3.3           5.4            1.4             3.0        2.2         1.7
                                          ----------------------------------           ----------------------------
                                           29.8          20.0           25.6            14.1       15.7        16.3
                                          ==================================           ============================

         PREMIER FARNELL PLC

(5)      NET OPERATING EXPENSES

                                                         Year ended
                                         ------------------------------------------
                                         January 28,    February 3,     February 2,
                                             2001          2002            2003
                                          (restated)    (restated)
                                              Lm            Lm              Lm
                                         ------------------------------------------
Distribution costs                          253.7          236.0           220.5
Administrative expenses                       7.8            9.4            10.1
Research and
  development expenditure                     1.0            0.9             1.1
                                           -------------------------------------

                                            262.5          246.3           231.7
                                           =====================================

         Administrative expenses in Fiscal 2002 include amortization of goodwill of L2.6 million (Fiscal 2001: L1.5 million, Fiscal 2000: Lnil).

         Research and development expenditure is charged to income as incurred.

3        LOSS ON DISPOSAL OF BUSINESSES

                                                                                  Year ended
                                                                  -------------------------------------------
                                                                  January 28,    February 3,      February 2,
                                                                      2001           2002             2003
                                                                       Lm             Lm               Lm
                                                                  -------------------------------------------
(Gain)/loss on net assets sold (net of costs)                           -           (14.6)            2.3
Goodwill previously eliminated against reserves                         -            25.6             2.6
                                                                     ------------------------------------
Loss on disposal of businesses in the year (note 24)                    -            11.0             4.9
Deferred consideration received from Fiscal 2001 disposals              -               -            (0.1)
                                                                     ------------------------------------
Loss on disposal of businesses                                          -            11.0             4.8
                                                                     ====================================

         FISCAL 2001

         On March 30, 2001 the Group sold the automotive and industrial products distribution business of the Industrial Products Division in North America to Lawson Products Inc., for a consideration of L24.7 million.

         On February 28, 2001 the Group sold Brooks Technology, also part of the Industrial Products Division, to Fuchs Lubricants, for an initial consideration of L9.5 million, with further payments depending on future performance.

         Taken together, in Fiscal 2001 these businesses contributed L7.1 million (Fiscal 2000: L53.8 million) of sales and L0.2 million (Fiscal 2000: L0.6 million) of operating profit in the period up to disposal.

         No tax charge/credit arose on these business disposals.

         FISCAL 2002

         On June 28, 2002, the Company sold DA Lubricants, the speciality lubricants business of the Industrial Products Division in North America, for a consideration of L4.3 million.

         In the period up to disposal, this business contributed L5.4 million (Fiscal 2001:L15.3 million and Fiscal 2000:L13.5 million) of sales and incurred an operating loss of L0.1 million (Fiscal 2001:operating profit L0.4 million and Fiscal 2000:operating profit L0.2 million). The cash flows from this business in the period up to disposal were not significant. A tax credit of L0.9 million arose on the disposal.

         PREMIER FARNELL PLC

4        OPERATING INCOME IS STATED AFTER CHARGING/(CREDITING):

                                                                                  Year ended
                                                                  -----------------------------------------
                                                                  January 28,    February 3,    February 2,
                                                                      2001           2002           2003
                                                                       Lm             Lm             Lm
                                                                  -----------------------------------------
Amortization of goodwill                                                -            1.5            2.6
Depreciation                                                         14.1           15.7           16.3
Gain on sale of property, plant and equipment                        (1.9)          (1.5)          (0.5)
Restructuring costs                                                   1.2            1.6            0.6
Performance Share Plan                                                0.6            1.2              -
Operating lease rentals:
        Plant and machinery                                           2.6            3.1            3.6
        Other                                                         4.5            5.1            6.1
Fees paid to the Group's auditors
        Statutory audit                                               0.4            0.4            0.5
        Further assurance services                                      -              -            0.1
        Tax services                                                  0.2            0.1            0.2
        Other non-audit services                                        -              -            0.1

         Restructuring costs in Fiscal 2000 related to Newark's branch and sales force reorganisation. Restructuring costs in Fiscal 2001 related to staff reductions in North America and Europe. Restructuring costs in Fiscal 2002 related to the closure of a Newark warehouse.

         The audit fees and fees for further assurance services paid to the Group's auditors shown above include L0.1 million (Fiscal 2001 and Fiscal 2000: L0.1 million) in respect of the Company.

         Tax and other fees paid to the Group's auditors are in respect of assignments carried out on a worldwide basis. It is the Group's policy to employ PricewaterhouseCoopers LLP on assignments additional to their statutory duties where their expertise and experience of the Group are important, or where they are awarded assignments on a competitive basis. PricewaterhouseCoopers LLP are not engaged in assignments that are prohibited under rules introduced pursuant to the US Sarbanes-Oxley Act 2002.

         Tax services are in respect of tax compliance and tax advice in a number of territories.

         Other non-audit services provided included L0.1 million (Fiscal 2001 and Fiscal 2000: Lnil) in respect of advice on the implementation of share option and long term incentive schemes.

         In Fiscal 2001, L0.1 million of fees were capitalized as part of the acquisition of Buck & Hickman. No fees were capitalized in Fiscal 2002 or Fiscal 2000.

5        NET INTEREST PAYABLE

                                                                                    Year ended
                                                                    -----------------------------------------
                                                                    January 28,    February 3,    February 2,
                                                                        2001           2002           2003
                                                                         Lm             Lm             Lm
                                                                    -----------------------------------------
Interest receivable on short-term deposits                             (1.7)          (1.3)          (0.6)
Interest payable on bank overdrafts and loans repayable within
    5 years                                                             7.2           17.0           16.2
Interest payable on loans repayable after more than 5 years             7.4            0.2            0.1
                                                                      -----------------------------------
                                                                       12.9           15.9           15.7
                                                                      ===================================

         PREMIER FARNELL PLC

6        EMPLOYEES

                                                                                 Year ended
                                                                    --------------------------------------
                                                                    January     February 3,    February 2,
                                                                    28, 2001        2002           2003
                                                                       Lm            Lm             Lm
                                                                    --------------------------------------
STAFF COSTS DURING THE YEAR WERE AS FOLLOWS:
Wages and salaries                                                   140.8         127.3          119.5
Social security costs                                                 21.1          19.7           18.6
Other pension costs                                                   (3.5)         (5.3)          (4.4)
                                                                    -----------------------------------

                                                                     158.4         141.7          133.7
                                                                    ===================================

         THE AVERAGE NUMBER OF PERSONS EMPLOYED WAS AS FOLLOWS:

                                                                                    Year ended
                                                                    -----------------------------------------
                                                                    January 28,    February 3,    February 3,
                                                                        2001           2002           2003
                                                                       Number         Number         Number
                                                                    -----------------------------------------
Marketing and Distribution Division
         Americas                                                      1,973          1,858          1,654
         Europe and Asia Pacific                                       1,564          2,031          2,306
                                                                      ------------------------------------
                                                                       3,537          3,889          3,960
Industrial Products Division                                           2,043          1,243            991
Head Office                                                               50             42             43
                                                                      ------------------------------------

                                                                       5,630          5,174          4,994
                                                                      ====================================

7        TAXES ON INCOME

         Taxes on income charged/(credited) to earnings were as follows:

                                                                                    Year ended
                                                                    -----------------------------------------
                                                                    January 28,    February 3,    February 2,
                                                                        2001           2002           2003
                                                                         Lm             Lm             Lm
                                                                    -----------------------------------------
UK corporation tax:
  Current tax for the year                                             15.8           11.3           13.5
  Current tax in respect of prior years                                (0.5)          (0.3)          (0.7)
Overseas corporate tax:
  Current tax for the year                                             16.6            1.4            2.6
  Current tax in respect of prior years                                (0.4)          (1.2)           0.1
Deferred taxation:
  Current year                                                         (1.1)           9.4            3.1
  Prior years                                                           0.4            0.8           (0.4)
                                                                      -----------------------------------
                                                                       30.8           21.4           18.2
                                                                      ===================================

         The taxation charge for Fiscal 2002 is net of a credit of L0.9 million arising from the disposal of businesses (Fiscal 2001 and Fiscal 2000:
         nil).

         PREMIER FARNELL PLC

         The table below reconciles the UK corporation tax rate applicable in each year to the effective tax rate obtained by computing the tax charge as a percentage of income before taxes.

                                                                                    Year ended
                                                                    -----------------------------------------
                                                                    January 28,    February 3,    February 2,
                                                                        2001           2002           2003
                                                                         Lm             Lm             Lm
                                                                    -----------------------------------------
Income before taxes, goodwill amortization and
loss on disposal of businesses

Americas                                                                25.9            6.7          10.5
United Kingdom                                                          55.7           49.3          44.5
Rest of the World                                                       20.5           16.5          12.2
                                                                      ------------------------------------

                                                                       102.1           72.5          67.2
                                                                      ====================================

                                                                            %              %             %

UK corporation tax rate                                                 30.0           30.0          30.0
Overseas losses not available for Group relief                           0.4            0.7           0.9
Excess of overseas tax rates over UK tax rate                            2.0            1.5           0.6
Prior year items                                                        (0.5)          (1.0)         (1.4)
Utilization of prior year tax losses                                    (0.9)          (0.6)         (0.9)
Other                                                                   (0.8)          (1.1)         (0.8)

                                                                      ------------------------------------
Tax charge as a percentage of income before taxes,
goodwill amortization and loss on disposal of businesses                30.2           29.5          28.4
                                                                      ====================================

         PREMIER FARNELL PLC

8        DIVIDENDS

                                                                                    Year ended
                                                                    -----------------------------------------
                                                                    January 28,    February 3,    February 2,
                                                                        2001           2002           2003
                                                                         Lm             Lm             Lm
                                                                    -----------------------------------------
PREFERENCE (NON-EQUITY)
Paid July                                                               12.5           13.1            7.5
Paid January                                                            12.8           13.0            3.3
                                                                       ------------------------------------
                                                                        25.3           26.1           10.8
                                                                       ====================================
ORDINARY (EQUITY)
Interim paid of 4.0p (Fiscal 2001 - 4.0p, Fiscal 2000 - 4.0p)           10.9           10.9           14.5
per share
Final proposed of 5.0p (Fiscal 2001 - 5.0p, Fiscal 2000 -               13.6           13.6           18.1
5.0p) per share
                                                                       ------------------------------------
                                                                        24.5           24.5           32.6
                                                                       ====================================

9        NET INCOME PER ORDINARY SHARE

         Basic net income per ordinary share is based on the net income attributable to ordinary shareholders for the year and the weighted average number of ordinary shares in issue during the year, excluding those shares held by the Premier Farnell Executive Trust (note 12). For diluted net income per ordinary share, the weighted average number of ordinary shares in issue is adjusted to assume issue of all dilutive potential ordinary shares, i.e. those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year. The cumulative convertible redeemable preference shares are not dilutive and thus are not included in the calculation of diluted net income per ordinary share.

         Reconciliations of net income attributable to ordinary shareholders and the weighted average number of shares used in the calculations are set out below:

                                                                                    Year ended
                                                                    -----------------------------------------
                                                                    January 28,    February 3,    February 2,
                                                                        2001           2002           2003
                                                                         Lm             Lm             Lm
                                                                    -----------------------------------------
Net income attributable to ordinary shareholders                        46.0           12.5           30.8
Loss on disposal of businesses                                             -           11.0            4.8
Tax attributable to disposal of businesses                                 -              -           (0.9)
Amortization of goodwill                                                   -            1.5            2.6
                                                                      -------------------------------------
Net income attributable to ordinary shareholders before
disposals and amortization of goodwill                                  46.0           25.0           37.3
                                                                      =====================================

BASIC PER ORDINARY SHARE AMOUNT                                        pence          pence          pence
                                                                      -------------------------------------

Net income attributable to ordinary shareholders                        16.9            4.6            9.3
Loss on disposal of businesses                                             -            4.0            1.4
Tax attributable to disposal of businesses                                 -              -           (0.3)
Amortization of goodwill                                                   -            0.6            0.8
                                                                      ------------------------------------
Net income attributable to ordinary shareholders before
disposals and amortization of goodwill                                  16.9            9.2           11.2
                                                                      ====================================

DILUTED PER ORDINARY SHARE AMOUNT                                      pence          pence          pence
                                                                      ------------------------------------

Net income attributable to ordinary shareholders                        16.8            4.6            9.3
Loss on disposal of businesses                                             -            4.0            1.4
Tax attributable to disposal of businesses                                 -              -           (0.3)
Amortization of goodwill                                                   -            0.6            0.8
                                                                      ------------------------------------
Net income attributable to ordinary shareholders before
disposals and amortization of goodwill                                  16.8            9.2           11.2
                                                                      ====================================

         PREMIER FARNELL PLC

                                                                                    Year ended
                                                                    -----------------------------------------
                                                                    January 28,    February 3,    February 2,
                                                                        2001           2002           2003
                                                                       Number         Number         Number
                                                                    -----------------------------------------
Weighted average number of shares                                   271,991,674    271,879,752    331,570,659
Dilutive effect of share options                                      1,621,651      1,007,168        850,520
                                                                    -----------------------------------------
Diluted weighted average number of shares                           273,613,325    272,886,920    332,421,179
                                                                    =========================================

NET INCOME PER ORDINARY SHARE
Basic                                                                      16.9p           4.6p           9.3p
Diluted                                                                    16.8p           4.6p           9.3p

NET INCOME PER ORDINARY SHARE BEFORE AMORTIZATION OF
GOODWILL AND DISPOSALS
Basic                                                                      16.9p           9.2p          11.2p
Diluted                                                                    16.8p           9.2p          11.2p

         Adjusted net income per ordinary share (i.e. before amortization of goodwill and loss on disposal of businesses) have been provided in order to facilitate year on year comparison.

10       INTANGIBLE FIXED ASSETS

                                                     Goodwill
                                                        LM
COST
At February 4, 2002 and February 2, 2003               52.6
                                                       ----

AMORTIZATION
At February 4, 2002                                     1.5
Charge for the year                                     2.6
                                                       ----
At February 2, 2003                                     4.1
                                                       ----

NET BOOK AMOUNT
At February 2, 2003                                    48.5
                                                       ====
At February 3, 2002                                    51.1
                                                       ====

         PREMIER FARNELL PLC

11       PROPERTY, PLANT AND EQUIPMENT

                                                   Freehold
                                                   land and   Plant and
                                                   buildings  equipment     Total
                                                      Lm         Lm           Lm
                                                   ---------  ---------     ------
COST
At January 29, 2001                                  77.0       128.0       205.0
Additions                                             2.1        17.9        20.0
Acquisition                                           1.9         2.9         4.8
Disposals                                            (1.1)       (4.8)       (5.9)
Businesses sold                                         -       (10.7)      (10.7)
Currency translation adjustment                       1.1         2.6         3.7
                                                     ----       -----       -----

At February 3, 2002                                  81.0       135.9       216.9
                                                     ----       -----       -----
DEPRECIATION
At January 29, 2001                                  24.8        71.5        96.3
Charge for the year                                   1.5        14.2        15.7
Disposals                                            (0.8)       (4.2)       (5.0)
Businesses sold                                         -        (6.5)       (6.5)
Currency translation adjustment                       0.7         1.6         2.3
                                                     ----       -----       -----

At February 3, 2002                                  26.2        76.6       102.8
                                                     ----       -----       -----

Net book amounts at February 3, 2002                 54.8        59.3       114.1
                                                     ====       =====       =====
COST
At February 4, 2002                                  81.0       135.9       216.9
Additions                                             0.2        25.4        25.6
Disposals                                               -        (9.2)       (9.2)
Businesses sold                                      (2.4)       (5.5)       (7.9)
Currency translation adjustment                      (5.9)      (10.6)      (16.5)
                                                     ----       -----       -----

At February 2, 2003                                  72.9       136.0       208.9
                                                     ----       -----       -----
DEPRECIATION
At February 4, 2002                                  26.2        76.6       102.8
Charge for the year                                   1.1        15.2        16.3
Disposals                                               -        (7.7)       (7.7)
Businesses sold                                      (2.0)       (4.2)       (6.2)
Currency translation adjustment                      (2.8)       (6.4)       (9.2)
                                                     ----       -----       -----

At February 2, 2003                                  22.5        73.5        96.0
                                                     ----       -----       -----

Net book amounts at February 2, 2003                 50.4        62.5       112.9
                                                     ====       =====       =====

Plant and equipment at February 2, 2003 includes computer hardware and software with a cost of L87.0 million (February 3, 2002: L78.8 million) and accumulated depreciation of L43.2 million (February 3, 2002: L40.3 million).

Capital commitments authorized and contracted at February 2, 2003 amounted to L3.2 million (February 3, 2002 - L10.6 million).

          PREMIER FARNELL PLC

12        INVESTMENTS

                                                              Interest in own
                                                                  shares
                                                                    Lm
COST
At January 29, 2001                                                0.5
Additions                                                          0.6
                                                                   ---
At February 3, 2002                                                1.1
                                                                   ---

AMORTIZATION
At January 29, 2001                                                0.2
Charge for the year                                                0.4
                                                                   ---
At February 3, 2002                                                0.6
                                                                   ---

Net book amount at February 3, 2002                                0.5
                                                                   ===
COST
At February 4, 2002 and February 2, 2003                           1.1
                                                                   ---
AMORTIZATION
At February 4, 2002                                                0.6
Charge for the year                                                0.3
                                                                   ---
At February 2, 2003                                                0.9
                                                                   ---

Net book amount at February 2, 2003                                0.2
                                                                   ===

         The Premier Farnell Executive Trust acquires ordinary shares and ADRs (each ADR representing 2 ordinary shares) in the open market in order to meet anticipated obligations under the Premier Farnell Performance Share Plan. The cost of these shares is being amortized over the performance period of the plan to which they relate. The costs of administering the plan are charged to the Statement of Income of the Company. The Trustees have waived the right to receive dividends in respect of the ordinary shares and ADRs held by the Trust. At February 2, 2003 and February 4, 2002, the Trust held 234,000 ordinary shares and 35,000 ADRs (representing 70,000 ordinary shares) with a total nominal value of L15,200. The market value of these shares at February 2, 2003 was L533,000 (February 3, 2002: L835,000).

13       INVENTORIES

                                                   February 3,         February 2,
                                                      2002                2003
                                                       Lm                  Lm
                                                   -----------         -----------
Raw materials                                           2.5                 1.8
Work in progress                                        3.8                 3.8
Finished goods and goods for resale                   146.6               142.2
                                                   --------               -----

                                                      152.9               147.8
                                                   ========               =====

         PREMIER FARNELL PLC

14       DEBTORS

                                                   February 3,         February 2,
                                                      2002                2003
                                                       Lm                  Lm
                                                   -----------         -----------
AMOUNTS FALLING DUE WITHIN ONE YEAR:
Gross trade debtors                                   116.9               108.8
Provisions for doubtful debts                          (5.3)               (4.3)
                                                      -----               -----

Net trade debtors                                     111.6               104.5
Other debtors                                           4.8                 5.9
Prepayments and accrued income                         15.7                11.4
                                                      -----               -----

                                                      132.1               121.8
                                                      =====               =====

The bad debt expense for Fiscal 2002, 2001 and 2000 was L2.7 million, L3.2 million and L2.9 million, respectively.

AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR:
Pension fund prepayment (note 21)                      87.0                82.2
                                                      =====               =====

15       CREDITORS - DUE WITHIN ONE YEAR

                                                              February 3,          February 2,
                                                                 2002                 2003
                                                                  Lm                   Lm
                                                              -----------          -----------
Bank overdrafts (unsecured)                                       3.0                  2.7
Unsecured loans (note 16)                                        20.0                 94.6
Trade creditors                                                  33.8                 49.3
Income taxes                                                     40.2                 43.4
Payroll and other taxes including social security                 6.2                  5.9
Other creditors                                                  23.8                 13.8
Accruals                                                         28.0                 26.9
Proposed ordinary dividend                                       13.6                 18.1
                                                                -----                -----

                                                                168.6                254.7
                                                                =====                =====

         PREMIER FARNELL PLC

16       CREDITORS - DUE AFTER MORE THAN ONE YEAR

                                                                February 3,          February 2,
                                                                   2002                 2003
                                                                    Lm                   Lm
                                                                -----------          -----------
UNSECURED LOANS COMPRISE:
Bank loans                                                          37.0                 44.0
7.0% US dollar Guaranteed Senior Notes payable 2003                109.9                 94.5
7.2% US dollar Guaranteed Senior Notes payable 2006                109.9                 94.5
Other loans                                                          4.7                  3.1
                                                                   -----                -----
                                                                   261.5                236.1
Less: bank loans due within one year                               (20.0)               (94.6)
                                                                   -----                -----
                                                                   241.5                141.5
                                                                   =====                =====
Bank overdrafts and unsecured loans are repayable as follows:

Within year ending January 2003                                    23.0                     -
Within year ending January 2004                                   109.9                  97.3
Within year ending January 2005                                       -                   0.2
Within year ending January 2007                                   126.9                 138.8
Subsequent years                                                    4.7                   2.5
                                                                  -----                 -----
                                                                  264.5                 238.8
                                                                  =====                 =====

         The principal financial covenants in connection with the US Senior Notes relate to total debt to net worth and maintenance of a minimum level of net worth. There are also other covenants including, inter alia, limitations on the ability of the Group to create security interests, incur guarantees, sell or otherwise dispose of assets, acquire any interest in the stock, business or assets of another person and materially change the scope of the business or operations.

         Further details on these loans is given in Note 23.

         PREMIER FARNELL PLC

17       PROVISIONS FOR LIABILITIES AND CHARGES

                                                                February 3,          February 2,
                                                                   2002                 2003
                                                                   Lm                    Lm
                                                                -----------          -----------
Deferred taxation                                                  37.7                 36.6
Overseas post-retirement obligations                                5.0                  5.2
Dilapidation costs                                                  1.5                  1.5
                                                                   ----                 ----
                                                                   44.2                 43.3
                                                                   ====                 ====
DEFERRED TAXATION
At beginning of year                                               27.1                 37.7
Charge for the year                                                10.2                  2.7
Currency translation adjustment                                     0.4                 (3.8)
                                                                   ----                 ----
At end of year                                                     37.7                 36.6
                                                                   ====                 ====

         The deferred tax charge for the year includes a credit of L0.4 million (Fiscal 2001: charge of L0.8 million) relating to prior year items.

         Deferred tax provisions/(assets) comprise:

                                                                February 3,          February 2,
                                                                   2002                 2003
                                                                    Lm                   Lm
                                                                -----------          -----------
Excess of tax allowances over depreciation                         15.1                 13.5
Short-term timing differences                                     (10.4)                (7.6)
Pension prepayment                                                 33.0                 30.7
                                                                  -----                 ----
                                                                   37.7                 36.6
                                                                  =====                 ====

         No provision has been made for deferred UK taxation and foreign withholding taxes relating to unremitted earnings of overseas subsidiaries where remittance of these earnings is not anticipated in the foreseeable future.

                                                                February 3,          February 2,
                                                                   2002                 2003
                                                                     Lm                  Lm
                                                                ----------------     -----------
OVERSEAS POST-RETIREMENT OBLIGATIONS (NOTE 21)
At beginning of year                                                4.8                  5.0
Increase in year                                                      -                  1.0
Currency translation adjustment                                     0.2                 (0.8)
                                                                    ---                 ----
At end of year                                                      5.0                  5.2
                                                                    ===                 ====
DILAPIDATION COSTS
At beginning of year                                                  -                  1.5
Acquisition (note 24)                                               1.5                    -
                                                                    ---                 ----
At end of year                                                      1.5                  1.5
                                                                    ===                 ====

         Provision for dilapidation costs represents the estimated cost of dilapidation work on leased properties prior to the properties being vacated at the end of their lease term. The average length of the remaining lease term on these properties is 13 years.

         PREMIER FARNELL PLC

18       CALLED UP SHARE CAPITAL

                                                                 February 3,          February 2,
                                                                    2002                 2003
                                                                Nominal value        Nominal value
                                                                     Lm                   Lm
                                                                -------------        -------------
AUTHORIZED
ATTRIBUTABLE TO EQUITY INTERESTS
500,000,000 ordinary shares of 5p each (2002 -  429,000,000)         21.5                 25.0
ATTRIBUTABLE TO NON-EQUITY INTERESTS
32,000,000 cumulative convertible redeemable preference
shares of L1 each (2002 - 32,000,000)                                32.0                 32.0
                                                                     ----                 ----
                                                                     53.5                 57.0
                                                                     ====                 ====
ALLOTTED, CALLED UP AND FULLY PAID
Ordinary shares of 5p each (equity interests)
At February 4, 2002 (272,244,295 shares)                             13.6                 13.6
Preference share conversion (89,838,310 shares)                         -                  4.5
Allotted under share option schemes (355,625 shares)                    -                    -
                                                                     ----                 ----
AT FEBRUARY 2, 2003 (362,438,230 SHARES)                             13.6                 18.1
                                                                     ====                 ====
Cumulative convertible redeemable preference shares of
L1 each (non-equity interests)
At February 4, 2002 (27,946,255 shares)                              27.9                 27.9
Preference share conversion (19,530,070 shares)                         -                (19.5)
Preference share purchase and cancellation (643,964 shares)             -                 (0.6)
                                                                     ----                -----
AT FEBRUARY 2, 2003 (7,772,221 SHARES)                               27.9                  7.8
                                                                     ====                =====

         CAPITAL RESTRUCTURING

         On May 13, 2002 shareholders approved a special conversion right which enabled preference shareholders, for a limited period, to convert their preference shares into ordinary shares at an enhanced rate of conversion of 4.6 ordinary shares for each preference share. This compares to the normal conversion rate of approximately 2.1 ordinary shares for each preference share. The right to exercise this special conversion expired on June 24, 2002 for US holders and on June 26, 2002 for UK holders. Holders of preference shares were entitled to receive a one-time payment in lieu of the preference dividend in respect of those preference shares converted of 19.8 pence for each sterling preference share converted or $0.30 for each US preference share converted. Costs in respect of this restructuring amounted to L0.9 million.

         As a result of the special conversion right, 19,530,070 preference shares were converted into 89,838,310 shares.

         In addition, on July 3 and 4, 2002 the Company purchased and cancelled a total of 643,964 of its own preference shares at a cost of L8.3 million.

         PREMIER FARNELL PLC

         ALLOTMENTS DURING THE YEAR

         FISCAL 2002

         On various dates during the year allotments were made under the Company's Executive Share Option Schemes totaling 355,625 ordinary shares (nominal value L17,781) for a cash consideration of L655,425.

         FISCAL 2001

         On various dates during the year allotments were made under the Company's Executive Share Option Schemes totaling 111,875 ordinary shares (nominal value L5,594) for a cash consideration of L214,800.

         CUMULATIVE CONVERTIBLE REDEEMABLE PREFERENCE SHARES

         The rights and restrictions attaching to the US$1.35 cumulative convertible redeemable preference shares of L1 each (the "US preference shares") and, following a changeover, 89.2p cumulative convertible redeemable preference shares of L1 each (the "sterling preference shares" and, together with the US preference shares, the "preference shares") are as follows:

1)       CURRENCY

         Holders of preference shares are entitled to receive a preferential dividend, a distribution on a winding up and a payment on redemption. Holders of US preference shares receive such payments in US dollars. Holders of sterling preference shares receive such payments in sterling.

2)       CHANGEOVER

         A holder of US preference shares may serve notice on the Company requiring that some or all of his US preference shares be changed to sterling preference shares. As at February 2, 2003, there were 1,320,383 US preference shares and 6,451,838 sterling preference shares.

3)       INCOME

         a) Each holder has a right to receive a fixed cumulative preferential dividend at the rate of US$1.35 per annum for every L1 of nominal value for the US preference shares and at the rate of 89.2p per annum for every L1 of nominal value for the sterling preference shares. Dividends on the US and sterling preference shares are payable half-yearly in arrears in equal amounts, on January 26 and July 26.

         b) The fixed cumulative preferential dividends payable in respect of the US preference shares and sterling preference shares are paid in priority to any dividend payable to the holders of ordinary shares and in priority to or pari passu with the holders of any other class of preference shares in the capital of the Company.

         c) If a holder of US preference shares has elected to change over his US preference shares to sterling preference shares then the fixed cumulative preferential dividend and any arrears payable after the changeover date will be paid at the sterling rate set out in (a) above.

         PREMIER FARNELL PLC

4)       CONVERSION

         a) Each holder of US preference shares and sterling preference shares is entitled to convert all or any of his fully paid preference shares into fully paid ordinary shares at the rate of 10.3432p in nominal amount of ordinary share capital for every L1 in nominal amount of preference share capital so converted (the "conversion rate").

         b) The preference shares may be converted on any date at the option of the holder on and from the date of issue up to and including April 22, 2016.

         c) If at any time 75 per cent or more of all the preference shares have been converted into ordinary shares (but assuming, for this purpose only, that any preference shares which have been converted into ordinary shares pursuant to the special conversion right referred to above had never been issued or converted) the Company may give written notice to the remaining holders of US preference shares and sterling preference shares to convert the remaining US preference shares and sterling preference shares into ordinary shares.

         d) The conversion rate may be subject to adjustment if, inter alia, the Company makes an issue of ordinary shares by way of capitalization of profits or reserves, a rights issue or another offer to ordinary shareholders or if there is a change of control in the Company following a takeover offer or if a capital distribution is made.

5)       REDEMPTION

         The Company shall (subject to any statutory restrictions) on April 29, 2016 redeem all the US preference shares in issue at US$25 for every L1 of nominal value and all the sterling preference shares in issue at L16.518 for every L1 of nominal value.

6)       VOTING

         Each preference share entitles the holder to receive notice of but not to attend or vote at general meetings of the Company, save in limited circumstances. Subject to being entitled to vote on any resolution, each holder of preference shares has one vote on a show of hands and on a poll every such holder has one vote for every ordinary share to which he would be entitled on conversion of his preference shares.

7)       WINDING UP

         Subject to the rights attached to any shares issued on any special terms and conditions, on a return of capital on a winding up of the Company the assets available for distribution will be applied, first, in paying to each holder of a preference share any arrears and accruals of the preferential dividend; second, in paying US$25 for every L1 of nominal value for the US preference shares and L16.518 for every L1 of nominal value for the sterling preference shares; third, in repaying the capital paid up on each ordinary share; and, fourth, in distributing the remainder rateably among the members of the Company according to the amounts paid up on their respective holdings of shares in the Company, each preference share being treated for this purpose as if converted at the conversion rate applicable into fully paid ordinary shares immediately prior to the commencement of the winding up.

         PREMIER FARNELL PLC

19       SHARE OPTIONS

         During Fiscal 2002 the Group operated the Approved Executive Share Option Scheme, the Unapproved Executive Share Option Scheme (introduced in Fiscal 1996 following the enactment of the Finance Act 1996 which placed a limit of L30,000 on the value of shares which can be placed under option to individuals under the Approved Executive Share Option Scheme), the Savings Related Share Option Scheme and the Long Term Incentive Plan.

1)       THE APPROVED AND UNAPPROVED EXECUTIVE SHARE OPTION SCHEMES

         The Approved and Unapproved Executive Share Option Schemes exist for directors and senior employees of the Group, under which option holders may acquire shares in the Group. The option price may not be less than the market value of a share on the date the option is granted and the aggregate total option value for any individual is limited to four times his emoluments.

         Options may normally be exercised between the third and tenth anniversaries of the date of grant, if the performance requirement has been met and while the participant remains an employee. The performance target is that for options granted prior to March 14, 2001, over a three year period the Company's normalized net income per share should grow by at least 6% in excess of the growth in the Retail Price Index. For options granted on or after March 14, 2001 the growth rate must be at least 9%.

         The Rules of the Unapproved Executive Scheme provide that no more than 4 million new ordinary shares may at any time be issued under the said scheme to eligible employees in the US. This amendment was approved and ratified by shareholders of the Company at the Annual General Meeting on June 17, 1997.

         The number of options outstanding is set out below.

                                                   Number of shares (weighted average option price)
                                                   ------------------------------------------------
                                                                      Year ended
                                                   ------------------------------------------------
                                                   January 28,        February 3,       February 2,
                                                      2001               2002              2003
                                                   -----------        -----------       -----------
Outstanding at beginning of year                   4,838,555          4,989,501         6,044,284
                                                       (318p)             (339p)            (303p)

Granted                                            1,132,750          1,453,250         2,634,950
                                                       (432p)             (197p)            (158p)

Exercised                                           (297,928)          (111,875)         (355,625)
                                                       (214p)             (192p)            (192p)

Lapsed                                              (683,876)          (286,592)         (796,016)
                                                       (399p)             (421p)            (366p)
                                                   ---------          ---------         ---------

Outstanding at end of year                         4,989,501          6,044,284         7,527,593
                                                       (339p)             (303p)            (252p)
                                                   =========          =========         =========

Exercisable at end of year                            67,577             67,577            51,799
                                                   =========          =========         =========

         PREMIER FARNELL PLC

1)       THE APPROVED AND UNAPPROVED EXECUTIVE SHARE OPTION SCHEMES (CONTINUED)

         The aggregate number of shares covered by options capable of being exercised under the Executive Share Option Schemes at February 2, 2003 was 7,527,593 the total consideration of L19.0 million being made up as follows:

                                                     NUMBER                                 TOTAL
                                                   OF SHARES                            CONSIDERATION
DATE OF GRANT                                     OUTSTANDING       OPTION PRICE             LM
                                                  -----------       ------------        -------------
May 1993                                              51,799             356p                0.2
May 1995                                             110,452             551p                0.6
November 1995                                         10,519             631p                0.1
November 1996                                        212,398             682p                1.4
November 1996                                        220,000             688p                1.5
May 1997                                              65,000             682p                0.4
July 1998                                            300,000             305p                0.9
March 1999                                         1,754,875             192p                3.4
July 1999                                             25,000             245p                0.1
December 1999                                         45,000             368p                0.2
April 2000                                           654,350             425p                2.8
June 2000                                             30,000             468p                0.1
September 2000                                        65,000             513p                0.3
December 2000                                         50,000             377p                0.2
July 2001                                             40,000             249p                0.1
September 2001                                     1,231,250             193p                2.4
January 2002                                          29,000             320p                0.1
April 2002                                            50,000             337p                0.2
October 2002                                       2,473,250             153p                3.8
December 2002                                         59,700             199p                0.1
January 2003                                          40,000             175p                0.1
January 2003                                          10,000             199p                  -
                                                   ---------             ---                ----
                                                   7,527,593                                19.0
                                                   =========             ===                ====

         Weighted average remaining contractual life                   7.7 years

         At February 3, 2002, the aggregate number of shares covered by options capable of being exercised under the Executive Share Option Schemes was 6,044,284 with a total consideration of L18.5 million and the weighted average remaining contractual life was 7.6 years.

2)       SAVINGS RELATED SHARE OPTION SCHEME

         Under the UK, US and Overseas Savings Related Share Option Schemes, employees with at least one year's service who take out a savings contract may acquire options over ordinary shares in the Group.

         For all of the Savings Related Share Option Schemes, the option price may not be less than 80% of the market value of a share on the date prior to the date on which invitations to apply are issued. Options may normally be exercised during the six month period following completion of the three or five year savings contract.

         PREMIER FARNELL PLC

2)       SAVINGS RELATED SHARE OPTION SCHEME (CONTINUED)

         The number of options outstanding is set out below.

                                                  Number of shares (weighted average option price)
                                                  ------------------------------------------------
                                                                    Year ended
                                                  ------------------------------------------------
                                                  January 28,       February 3,        February 2,
                                                      2001             2002               2003
                                                  -----------       ------------       -----------
Outstanding at beginning of year                    705,290          225,038             78,557
                                                       (527p)           (521p)             (531p)

Lapsed                                             (480,252)        (146,481)           (78,557)
                                                       (529p)           (516p)             (531p)
                                                   --------         --------             ------

Outstanding at the end of the year                  225,038           78,557                  -
                                                      (521p)           (531p)                 -
                                                    =======         ========             ======

Exercisable at end of year                          187,980           53,854                  -
                                                    =======         ========             ======

         At February 3, 2002, the aggregate number of shares covered by options capable of being exercised under the Savings Related Share Option Schemes was 78,557 with a total consideration of L0.4 million.

3)       PROFIT SHARING SCHEME

         The Group operated a profit sharing scheme in the UK, which ceased in Fiscal 1998, under which an amount not exceeding 5% of UK profit before tax less 15% of shareholders' funds was paid into the scheme for the purpose of acquiring ordinary shares for the benefit of UK employees. Shares were held in the scheme for a minimum of two years and a maximum of five years before being transferred to eligible employees.

         The balance of shares held in the scheme were transferred to the participating employees on July 2, 1998.

         PREMIER FARNELL PLC

4)       LONG TERM INCENTIVE PLAN

         Under the plan executive Directors and senior executives are awarded rights to acquire ordinary shares. Each award made under the plan is subject to performance conditions which will determine how many (if any) of the shares under the award the participant is entitled to acquire after the three year performance period. The maximum value of awards which can be made in any year to a participant is equal to 100 percent of basic salary.

         The main performance condition compares the growth of the Company's total shareholder return (share price growth and reinvested dividends) over a three year period to that of the companies in the FTSE mid-250 Index (excluding investment trusts). The Company's ranking amongst the comparator companies determines the percentage of shares which a participant can acquire. No shares may be acquired where the Company's ranking is below median and, to acquire the full number of shares awarded, the Company must rank in the top quartile of the comparator group.

         In addition, shares can only be acquired under any award if the Remuneration Committee is satisfied that the underlying performance of the Company during the performance period justifies the exercise of an award.

         The maximum number of shares outstanding under the plan at February 2, 2003 is 1,014,336 comprising:

                            Market price at    At February                          At February     Earliest
Date of award                date of award       3, 2002     Awarded     Lapsed       2, 2003     exercise date
-------------               ---------------    -----------   -------    --------    -----------   -------------
June 2000                         486p           353,034           -    (353,034)            -               -
March 2001                        305p           598,082           -    (144,108)      453,974      March 2004
March 2002                        348p                 -     640,649     (80,287)      560,362      March 2005
                                                 -------     -------    --------     ---------
                                                 951,116     640,649    (577,429)    1,014,336
                                                 -------     -------    -------      ---------

5)       OVERALL SCHEME LIMITS

         Overall limits govern the number of shares which can be issued under options granted under the schemes. These provide that:

- The number of shares issued or issuable pursuant to options granted in the preceding 10 years under all the option schemes cannot exceed 10% of the Company's issued share capital;

- The number of shares issued or issuable pursuant to options granted in the preceding 10 years under the Company's executive share option schemes (the approved and unapproved share option scheme and the performance share plan) cannot exceed 5% of the Company's issued share capital;

- The number of shares issued or issuable pursuant to options granted in the preceding 5 years under all the option schemes cannot exceed 5% of the Company's issued share capital;

         In each case the period of years referred to is that immediately preceding a proposed grant of options and the Company's issued share capital is that which is outstanding at the time of proposed grant.

         PREMIER FARNELL PLC

20       NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    Year ended
                                                                    -----------------------------------------
                                                                    January 28,     February 3,   February 2,
                                                                       2001            2002          2003
                                                                        Lm              Lm            Lm
                                                                    ------------    -----------   -----------
RECONCILIATION OF OPERATING INCOME TO NET CASH INFLOW FROM
  OPERATING ACTIVITIES:
Operating income                                                        115.0          86.9          80.3
Depreciation charge (net of gain on disposals)                           12.1          14.1          15.8
Amortization of goodwill                                                    -           1.5           2.6
Net pension credit                                                       (5.2)         (6.7)         (6.8)
(Increase)/decrease in inventories                                      (13.3)          9.3          (9.0)
(Increase)/decrease in debtors                                          (12.4)         29.7           0.8
Increase/(decrease) in creditors                                         16.2         (27.7)          8.3
                                                                        -----         -----          ----

Net cash inflow from operating activities                               112.4         107.1          92.0
                                                                        =====         =====          ====

         ANALYSIS OF CHANGES IN NET DEBT

                                            Cash at     Short                   Debt due   Debt due
                                           bank and     term        Bank         within    after one      Net
                                            in hand   deposits   overdrafts     one year     year     cash/(debt)
                                              Lm         Lm          Lm            Lm         Lm            Lm
                                           --------   --------   ----------     --------   ---------  -----------
At January 28, 2001                          21.3       16.3           -             -      (216.8)     (179.2)

Increase/(decrease) in cash                   7.1          -        (3.0)            -           -         4.1
Decrease in short term deposits                 -      (16.3)          -             -           -       (16.3)
Increase in debt                                -          -           -         (20.0)      (17.0)      (37.0)
Exchange movement                            (0.3)         -           -             -        (7.7)       (8.0)
                                           ------      -----     -------        ------      ------      ------

At February 3, 2002                          28.1          -        (3.0)        (20.0)     (241.5)     (236.4)

Increase in cash                              2.0          -         0.3             -           -         2.3
Decrease/(increase) in debt                     -          -           -          19.9       (26.0)       (6.1)
Other changes                                   -          -           -         (98.7)       98.7           -
Exchange movement                            (0.5)         -           -           4.2        27.3        31.0
                                           ------      -----     -------        ------      ------      ------

At February 2, 2003                          29.6          -        (2.7)        (94.6)     (141.5)     (209.2)
                                           ======      =====     =======        ======      ======      ======

         PREMIER FARNELL PLC

21       PENSION COMMITMENTS AND OTHER POST-RETIREMENT OBLIGATIONS

         (I) PENSIONS

         The Group operates pension plans throughout the world covering the majority of its employees. These plans are devised in accordance with local conditions and practices in the countries concerned and include defined contribution and defined benefit schemes. The assets of the plans are generally held in separately administered trusts. The contributions to the plans are assessed in accordance with independent actuarial advice principally using the projected unit method of valuation.

         The Group's two principal plans operate in the UK and the US. Further disclosures of these plans are set out below:

                                                                              UK Plan          US Plan
                                                                           -------------   ----------------
Last valuation date                                                        April 6, 1999   October 31, 2002
                                                                                Lm                Lm
                                                                           -------------   ----------------
Market value of investments at last valuation date                             55.7            112.6
                                                                               ----            -----

Regular pension cost                                                              -              2.2
Interest on prepaid asset                                                         -             (6.9)
Amortization of variation                                                       0.1             (2.2)
                                                                               ----            -----

Total pension cost/(credit)                                                     0.1             (6.9)
                                                                               ====            =====

Level of funding, being the actuarial value of assets expressed
as a percentage of the accrued service liabilities                              104%             279%
                                                                                ===            =====

         The principal assumptions used in the actuarial valuation of the UK plan were an average projected investment return of 8.5% per annum, salary inflation of 6.0% per annum and pension increases of 3.5% per annum. For the US plan, the principal actuarial assumptions were an average projected investment return of 8.5% per annum and salary inflation of 5.0% per annum.

         Variations from regular cost are spread over the remaining service lives of current employees in the plans.

         The final salary section of the UK Plan was closed to new entrants in 1998 as a result of which, under the projected unit method, the current service cost of the scheme will increase as the members of the scheme approach retirement. Members at that date now receive benefits funded through a combination of the US Plan and the UK Plan, including contributions to the money purchase section within the UK Plan. Employees joining the UK Plan since January 1, 1999 are entitled to money purchase benefits only.

         At February 2, 2003 an asset of L82.2 million (February 3, 2002 - L87.0 million) is included in debtors, representing the excess of the actuarial value of the assets over the accrued service liabilities of the US plan.

         The April 2002 actuarial valuation of the UK Plan is in the process of being finalized. This is expected to show a funding level of 94% as a result of the fall in equity market values. As a consequence, the total pension cost for the UK Plan, under SSAP 24, for the year ending February 1, 2004, will be L0.8 million.

         Costs recognized in respect of defined contribution benefit plans amounted to L1.5 million in Fiscal 2000, L1.3 million in Fiscal 2001 and L2.0 million in Fiscal 2002. The increase in Fiscal 2002 arose principally as a result of the acquisition of Buck & Hickman in Fiscal 2001.

         PREMIER FARNELL PLC

         DISCLOSURES IN ACCORDANCE WITH FINANCIAL REPORTING STANDARD ("FRS") 17, RETIREMENT BENEFITS

         The following information is provided for disclosure purposes only in accordance with FRS17. Pension costs have been recognized in these accounts in line with Statement of Standard Accounting Practice No.24, Accounting for Pension Costs, as described above.

         The financial assumptions at February 2, 2003 used to calculate liabilities under FRS17 were as follows:

                                                       February 3, 2002      February 2, 2003
                                                       -----------------    ------------------
                                                       UK Plan   US Plan    UK Plan    US Plan
                                                        % pa      % pa       % pa       % pa
                                                       -----------------    ------------------
Inflation                                               2.50      2.50        2.30       2.30
Rate of increase in salaries                            4.00      4.00        3.80       3.80
Rate of increase in pensions                            2.50      2.50        2.30       2.30
Discount rate                                           5.75      7.00        5.50       6.50
                                                       =================    ==================

         The market value of assets and the expected rate of return at February 2, 2003 were:

                                    February 3, 2002                             February 2, 2003
                      ------------------------------------------   ------------------------------------------
                       UK Plan               US Plan                UK Plan                US Plan
                      Long-term             Long-term              Long-term              Long-term
                      expected               expected              expected               expected
                       rate of    UK Plan    rate of     US Plan   rate of      UK Plan    rate of    US Plan
                       return      Value     return       Value     return       Value     return      Value
                        % pa        Lm       % pa          Lm        % pa         Lm        % pa         Lm
                      ------------------------------------------   ------------------------------------------
Equities                 7.9        31.5       7.9        156.6      8.9          25.0      8.9        107.1
Bonds                    5.0        21.2         -            -      4.5          18.2        -           -
Cash                       -           -       4.5          1.8      4.0           0.1        -           -
                      ------------------------------------------   ------------------------------------------
Average return/
Total                    6.8        52.7       7.9        158.4      7.0          43.3      8.9        107.1
                      ==========================================   ==========================================

         The funding position at February 2, 2003 in accordance with FRS17 was as follows:

                                                   February 3, 2002                    February 2, 2003
                                            ------------------------------      -----------------------------
                                            UK Plan      US Plan    Total       UK Plan   US Plan      Total
                                              Lm           Lm        Lm           Lm        Lm          Lm
                                            ------------------------------      -----------------------------
Total market value of assets                  52.7        158.4     211.1         43.3     107.1       150.4
Present value of plan liabilities            (61.2)       (69.1)   (130.3)       (58.0)    (57.7)     (115.7)
                                            -----------------------------       ----------------------------
(Deficit)/surplus in the plan                 (8.5)        89.3      80.8        (14.7)     49.4        34.7
Related deferred tax asset/(liability)         2.6        (33.8)    (31.2)         4.4     (18.7)      (14.3)
                                            -----------------------------       ----------------------------
Net pension (liability)/asset                 (5.9)        55.5      49.6        (10.3)     30.7        20.4
                                            =============================       ============================

PREMIER FARNELL PLC

Analysis of amounts charged to the Consolidated Statement of Income in respect of defined benefit schemes for the year ended February 2, 2003:

(i) Amounts charged to operating income

                                                                                            UK Plan    US Plan   Total
                                                                                              Lm         Lm       Lm
                                                                                            -------    ---------------
Current service cost                                                                          0.3        2.7      3.0
Past service cost                                                                               -        0.7      0.7
                                                                                            -----      --------------
TOTAL OPERATING CHARGE                                                                        0.3        3.4      3.7
                                                                                            -----      --------------
(ii)  Amounts credited to exceptional items
GAIN ON CURTAILMENTS                                                                            -        0.3      0.3
                                                                                            -----      --------------
(iii) Amounts credited/(charged) to other financial income
Expected return on pension scheme assets                                                      3.5       11.4     14.9
Interest cost on pension scheme liabilities                                                  (3.5)      (4.4)    (7.9)
                                                                                            -----      --------------
NET RETURN                                                                                      -        7.0      7.0
                                                                                            =====      ==============

Movements in (deficit)/surplus during the year:

                                                                                            UK Plan    US Plan   Total
                                                                                              Lm         Lm       Lm
                                                                                            -------    ---------------
(Deficit)/surplus at February 4, 2002                                                        (8.5)       89.3     80.8
Current service cost                                                                         (0.3)       (2.7)    (3.0)
Past service cost                                                                               -        (0.7)    (0.7)
Gain on curtailments                                                                            -         0.3      0.3
Other finance income                                                                            -         7.0      7.0
Total loss recognized in the Consolidated Statement of Total Recognized Gains and Losses     (5.9)      (43.8)   (49.7)
                                                                                            -----      ---------------
(DEFICIT)/SURPLUS AT FEBRUARY 2, 2003                                                       (14.7)       49.4     34.7
                                                                                            =====      ===============

Analysis of amount recognized in the Consolidated Statement of Total Recognized Gains and Losses:

                                                                                                Year ended February 2, 2003
                                                                                                ---------------------------
                                                                                                UK Plan     US Plan   Total
                                                                                                   Lm         Lm       Lm
                                                                                                -------     ---------------
Actual return less expected return on pension scheme assets                                      (10.6)      (37.6)   (48.2)
Experience gains and losses arising on scheme liabilities                                          5.2         7.1     12.3
Changes in the assumptions underlying the present value of the scheme                             (0.5)       (2.6)    (3.1)
                                                                                                ------      ---------------
Actuarial loss recognized in the Consolidated Statement of Total Recognized Gains and Losses      (5.9)      (33.1)   (39.0)
Currency translation adjustment                                                                      -       (10.7)   (10.7)
                                                                                                ------      ---------------
TOTAL LOSS RECOGNIZED IN THE CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES          (5.9)      (43.8)   (49.7)
                                                                                                ======      ===============

         PREMIER FARNELL PLC

         History of experience gains and losses:

                                                              Year ended February 2, 2003
                                                              --------  -----------------
                                                               UK Plan  US Plan   Total
                                                              --------  -----------------
Difference between the actual and expected return on scheme
assets:
  Amount (Lm)                                                  (10.6)   (37.6)   (48.2)
  Percentage of scheme assets                                   24.5%    35.1%    32.0%

Experience gain on scheme liabilities
  Amount (Lm)                                                    5.2      7.1     12.3
  Percentage of the present value of scheme liabilities          9.0%    12.3%    10.6%

Actuarial loss recognized in statement of total recognized
gains and losses
  Amount (Lm)                                                   (5.9)   (33.1)   (39.0)
  Percentage of the present value of scheme liabilities         10.2%    57.4%    33.7%

         Reported net assets and profit and loss reserve can be reconciled to amounts in accordance with FRS17 as follows:

                                                           February 3, 2002         February 2, 2003
                                                       -----------------------------------------------
                                                         Net          Retained       Net      Retained
                                                       assets         earnings     assets     earnings
                                                         Lm              Lm          Lm          Lm
                                                       -----------------------------------------------
As reported                                            111.5            65.6       103.5        57.8
Pension asset in accordance with SSAP 24               (87.0)          (87.0)      (82.2)      (82.2)
Associated deferred tax liability                       33.0            33.0        30.7        30.7
                                                       ---------------------------------------------
As reported excluding pension asset and associated
deferred tax liability                                  57.5            11.6        52.0         6.3
Net pension asset in accordance with FRS17              49.6            49.6        20.4        20.4
                                                       ---------------------------------------------
Amounts in accordance with FRS17                       107.1            61.2        72.4        26.7
                                                       =============================================

         (II) POST-RETIREMENT MEDICAL BENEFITS

         In the US, the Group provides unfunded post-retirement medical benefits to certain US employees. The method of accounting for these obligations is similar to that used to account for pension obligations. The principal assumptions used in the most recent actuarial valuation undertaken at February 2, 2003 were a discount rate of 8.0% per annum and health care cost inflation of 9.0% per annum decreasing by 0.5% each year to 5.0% over eight years. At February 2, 2003, the provision for post-retirement medical benefits based on this valuation was L5.2 million (February 3, 2002: L5.0 million). The post-retirement benefit charge during the year ended February 2, 2003 was L1.0 million. An increase in the healthcare cost trend assumption of 1.0% will increase the aggregate service and interest cost by approximately L60,000 and the accumulated post retirement obligation by approximately L0.7 million. A decrease in the healthcare cost trend assumption of 1.0% will decrease the aggregate service and interest cost by approximately L70,000 and the accumulated post retirement obligation by approximately L0.6 million.

         PREMIER FARNELL PLC

         DISCLOSURES IN ACCORDANCE WITH FINANCIAL REPORTING STANDARD ("FRS") 17, RETIREMENT BENEFITS

         The following information is provided for disclosure purposes only in accordance with FRS17.

         The financial assumptions at February 2, 2003 used to calculate liabilities for post-retirement medical benefits under FRS 17, were as follows:

Discount rate         8.0%
Medical inflation     9.0% decreasing by 0.5% each year to 5.0% over eight years

         Analysis of amounts charged to the profit and loss account in respect of post-retirement medical benefits for the year ended February 2, 2003:

                                                                                   Year ended
                                                                                February 2, 2003
                                                                                       Lm
                                                                                ----------------
Amounts charged to operating income - current service cost                             0.2
Amounts charged to other finance income - interest cost on liabilities                 0.4
                                                                                      ----

Movements in deficit during the year:
Obligation at February 4, 2002                                                        (5.3)
Contributions paid                                                                     0.4
Current service cost                                                                  (0.2)
Finance cost                                                                          (0.4)
Total loss recognised in the Consolidated Statement of Total Recognized
Gains and Losses                                                                      (0.3)
                                                                                      ----
OBLIGATION AT FEBRUARY 2, 2003                                                        (5.8)
                                                                                      ----

Analysis of amount recognized in the Consolidated Statement of Total
Recognized Gains and Losses:
Experience loss on liabilities                                                        (0.1)
Loss on change of assumptions                                                         (1.0)
                                                                                      ----
Actuarial loss recognized in the Consolidated Statement of Total Recognized           (1.1)
Gains and Losses
Currency translation adjustment                                                        0.8
                                                                                      ----
TOTAL LOSS RECOGNIZED IN THE CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED
GAINS AND LOSSES                                                                      (0.3)
                                                                                      ----

History of experience gains and losses:
Experience loss on liabilities                                                        (0.1)
Percentage of liabilities                                                              1.7%
Actuarial loss recognized in the Consolidated Statement of Total Recognized
Gains and Losses                                                                      (1.1)
Percentage of liabilities                                                             19.0%

         Had the provision for post-retirement medical benefits been calculated in accordance with FRS 17, reported net assets and the profit and loss reserve, as at February 2, 2003, would have been reduced by L0.4 million.

         PREMIER FARNELL PLC

22       OPERATING LEASES

         The Group has annual commitments under operating leases which expire:

                                         Land and buildings                              Other assets
                                   ------------------------------        ------------------------------
                                   February 3,        February 2,        February 3,        February 2,
                                      2002               2003               2002               2003
                                       Lm                 Lm                 Lm                  Lm
                                   ------------------------------        ------------------------------
Within one year                        0.8                0.7                0.5                 0.9
Between two and five years             3.5                3.2                3.4                 2.7
After five years                       1.6                1.8                  -                   -
                                   --------------------------            ---------------------------

                                       5.9                5.7                3.9                 3.6
                                   ==========================            ===========================

23       FINANCIAL INSTRUMENTS AND DERIVATIVES

         The following detailed disclosures with regard to the use of financial instruments and derivatives are in accordance with FRS 13 and where permitted exclude short term trade debtors and creditors.

(1)      FOREIGN CURRENCY RISK

         The Group hedges transactions primarily related to the purchase and sale of inventories denominated in foreign currencies through foreign exchange forward contracts. These contracts reduce currency risk from exchange rate movements with respect to these transactions and cash flows. Gains and losses are deferred and accounted for as part of the underlying transactions.

         The Group does not hedge income translation exposure, unless there is a corresponding cashflow, since such hedges provide only a temporary deferral of the effects of movements in exchange rates. Similarly, whilst a significant proportion of the Group's borrowings are denominated in US dollars, the Group does not specifically hedge all of its existing long-term investments in overseas assets. This has resulted in currency translation differences, amounting to L0.3 million
         (loss), L1.3 million (loss) and L3.1 million (gain) in the years ended February 2, 2003, February 3, 2002 and January 28, 2001, respectively, being charged to reserves in relation to the translation of overseas assets.

         At February 2, 2003 the gross notional amount of foreign exchange forward contracts, all of which had maturities of less than one year, totalled L14.0 million (February 3, 2002: L2.9 million) and can be analyzed as follows:

         COMMITMENTS TO SELL FOREIGN CURRENCY

                                                             Unrecognized/deferred
                             Sterling equivalent               gains and (losses)
                         -------------------------------------------------------------
                         February 3,      February 2,     February 3,      February 2,
                            2002             2003             2002            2003
                             Lm               Lm               Lm              Lm
                         -------------------------------------------------------------
Euro                           -             11.6               -             (0.1)
Australian dollars           2.9              2.4               -                -
Other currencies               -                -               -                -
                         ---------------------------------------------------------
                             2.9             14.0               -             (0.1)
                         =========================================================

         PREMIER FARNELL PLC

         The increase in the gross notional amount of forward foreign exchange contracts compared to last year end reflects variations in the timing of entering into contracts.

         The fair value of foreign exchange forward contracts is estimated by reference to the amount of hedging gain (or loss) deferred and generally reflects the estimated amounts that the Group would receive or pay to terminate the contracts at the year end based on dealer quotes. As at February 2, 2003 and February 3, 2002 the fair value of foreign exchange contracts approximated their carrying value of Lnil.

         During the financial year, the Group has not used any other financial instruments to hedge trading foreign exchange rate exposures.

         The Group's primary translation exposure relates to the relative values of the pound sterling and US dollar. Although the US business generates significant US dollar trading cash flows, the Group's borrowings are predominantly US dollar denominated. Following the conversion of a significant proportion of the Group's US dollar denominated preference shares into ordinary shares during the year ended February 2, 2003, the US dollar dividend obligations are substantially reduced. However, management anticipates that the ongoing US dollar interest obligations and US dollar trade payments in the UK will continue to preclude the need to enter into any significant hedging of US dollar cash flows.

         At February 2, 2003 the Group had the equivalent of L3.6 million (February 3, 2002: L4.9 million) of (predominantly Euro denominated) net financial assets in non-functional currencies in relation to which future movements in foreign currencies could have a limited impact on consolidated profit.

(2)      INTEREST RATE RISK

         The Group finances its operations through a combination of retained cash flow, equity and non-equity shares and bank borrowings. Procedures are in place to monitor and manage interest rate risk with derivatives being entered into when considered appropriate by management.

         FINANCIAL LIABILITIES

         The maturity profile of the Group's borrowings is as follows:

                                              February 3, 2002                     February 2, 2003
                                      ---------------------------------      ----------------------------
                                      Fixed        Floating       Total      Fixed      Floating    Total
                                       Lm             Lm           Lm          Lm          Lm        Lm
                                      ---------------------------------      ----------------------------
Due within one year                       -          23.0          23.0       94.6         2.7       97.3
Due between one and two years         109.9             -         109.9        0.2           -        0.2
Due between two and five years        109.9          17.0         126.9       94.8        44.0      138.8
Due over five years                       -           4.7           4.7        1.5         1.0        2.5
                                      ---------------------------------      ----------------------------
                                      219.8          44.7         264.5      191.1        47.7      238.8
                                      =================================      ============================

         The Group's borrowings are denominated in US dollars with the exception of the floating rate debt due within five years of L46.7 million at February 2, 2003 which is denominated in sterling.

         PREMIER FARNELL PLC

         The Group has multi currency bilateral bank facilities of L125 million, which are committed until 2006. The facilities carry a LIBOR based floating rate of interest. At February 2, 2003, L44 million was drawn on these facilities (February 3, 2002: L37 million).

         The weighted average interest rate attributable to fixed rate borrowings in Fiscal 2002 was 7.1% (Fiscal 2001: 7.1%) and the weighted average duration of fixed rate borrowings was 2.9 years (Fiscal 2001:
         3.9 years).

         The weighted average interest rate on bank overdrafts during the year ended February 2, 2003 was 4.0% (Fiscal 2001: 4.8%). The weighted average interest rate on overdrafts as at February 2, 2003 was 4.5% (February 3, 2002: 5.0%).

         Since the year end, the Group has raised $225 million (L137 million) of new funding in the private placement market, principally in order to refinance the 7.0% Senior Notes repayable in June 2003. These comprise $66 million of 7 year private placement notes and $159 million of 10 year private placement notes at fixed interest rates of 5.3% and 5.9%, respectively.

         NON-EQUITY SHARES

         A proportion of the Group's share capital is attributable to non-equity interests, in the form of cumulative convertible redeemable preference shares.

         The rights and restrictions attaching to the preference shares are described in note 18.

         FINANCIAL ASSETS

         Cash at bank and in hand of L29.6 million (February 3, 2002: L28.1 million) relate principally to overnight deposits and current account balances in various currencies held in trading operations worldwide. All significant balances earn interest based on local market rates appropriate for the currency concerned.

         PREMIER FARNELL PLC

(3)      FAIR VALUE OF FINANCIAL INSTRUMENTS

         An analysis of the fair values and book values of the Group's financial instruments is provided below:

                                                Book value       Fair value       Book value      Fair value
                                                February 3,      February 3,      February 2,     February 2,
                                                   2002             2002             2003            2003
                                                    Lm               Lm               Lm              Lm
                                                -------------------------------------------------------------
ASSETS
Cash at bank and in hand                            28.1             28.1             29.6            29.6
Debtors due after more than one year                87.0             87.0             82.2            82.2
(pension fund prepayment)
                                                ----------------------------------------------------------
                                                   115.1            115.1            111.8           111.8
                                                ----------------------------------------------------------
LIABILITIES AND DERIVATIVES
Due within one year                                (23.0)           (23.0)           (97.3)          (98.6)
Due in more than one year                         (241.5)          (248.2)          (141.5)         (150.0)
Commitments to sell foreign currency                   -                -                -            (0.1)
                                                ----------------------------------------------------------
                                                  (264.5)          (271.2)          (238.8)         (248.7)
                                                ----------------------------------------------------------

                                                ----------------------------------------------------------
Non-equity interests                              (486.7)          (387.3)          (126.7)          (89.5)
                                                ==========================================================

         The fair value of borrowings is based on estimates of the current fixed interest rates available for debt of the same remaining maturity.

(4)      CREDIT RISK

         The Group monitors its position with, and the credit quality of, the financial institutions which are counterparties to its forward exchange contracts and interest rate swaps and does not anticipate non-performance by the counterparties. The Group would not realize a material loss in the event of non-performance by counterparties. At February 2, 2003, neither the Group nor the counterparties were required to collateralise their respective obligations under these financial instruments.

         The Group's trade receivables do not represent significant concentrations of credit risk at February 2, 2003 due to the wide variety of customers and markets into which the Group's products are sold, as well as their dispersion across various geographic areas.

         PREMIER FARNELL PLC

24       ACQUISITIONS AND DISPOSALS

(1)      ACQUISITION OF BUCK & HICKMAN

         On July 2, 2001, the Group acquired Buck & Hickman, a UK catalogue distributor of industrial products, for a cash consideration, including costs, of L66.0 million. Details of the acquisition are set out below:

                                                                      Fair value
                                                      Book value      Adjustments      Fair value
                                                         Lm               Lm               Lm
                                                      -------------------------------------------
Property, plant and equipment                             4.8               -               4.8
Inventories                                              10.7            (0.9)              9.8
Debtors                                                  16.7            (0.5)             16.2
Creditors - due within one year                         (15.9)              -             (15.9)
Provisions for liabilities and charges                      -            (1.5)             (1.5)
                                                        ---------------------------------------
Net assets acquired                                      16.3            (2.9)             13.4
                                                        =====================
Goodwill                                                                                   52.6
                                                                                          -----
Cash consideration (including costs)                                                       66.0
                                                                                          =====

         The fair value adjustments comprise the alignment of accounting policies in respect of stock and bad debt provisions and the establishment of a provision for dilapidation costs in respect of leased properties.

(2)      ACQUISITION OF MINORITY INTEREST

         On January 31, 2002, the Group acquired the 10% minority interest in Farnell Components Pte Limited. Farnell Components (M) SDN BHD and Farnell Components (HK) Limited for a total cash consideration of L0.3 million.

(3)      BUSINESS DISPOSALS

         Details of businesses disposed of during the year are given in note 3.

                                                                                              Year ended
                                                                             -------------------------------------------
                                                                             January 28,    February 3,      February 2,
                                                                                2001           2002             2003
                                                                                 Lm             Lm               Lm
                                                                             -------------------------------------------
Property, plant and equipment                                                     -              4.2             1.7
Inventories                                                                       -              7.3             2.1
Debtors                                                                           -              1.1             1.8
Goodwill previously eliminated against reserves                                   -             25.6             2.6
                                                                             ---------------------------------------
                                                                                  -             38.2             8.2
Net consideration (below)                                                         -            (27.2)           (3.3)
                                                                             ---------------------------------------
Loss on disposal (note 3)                                                         -             11.0             4.9
                                                                             =======================================

Cash consideration                                                                -             34.2             4.3
Disposal costs                                                                    -             (7.0)           (1.0)
                                                                             ---------------------------------------
Net consideration                                                                 -             27.2             3.3
                                                                             =======================================

         Disposal costs in Fiscal 2001 include severance and associated costs of L5.8 million borne by the Group.

         PREMIER FARNELL PLC

25 SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

         The Group accounts are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. A description of the relevant accounting principles which differ significantly is given below.

         GOODWILL AND OTHER INTANGIBLE ASSETS

         Under UK GAAP, prior to the introduction of FRS10 'Goodwill and Intangible Assets' in 1998 which requires goodwill and intangible assets to be capitalized and amortized over their estimated useful economic lives, goodwill arising on acquisitions was permitted to be written off against retained earnings. Since the introduction of FRS10, goodwill arising on acquisitions is capitalized and amortized over its estimated useful economic life which, in the case of Buck & Hickman, is 20 years. Goodwill arising on acquisitions is reviewed for impairment at the end of the first full year after an acquisition and in other years if events or changes in circumstances indicate that the carrying value may not be recoverable.

         Under US GAAP, prior to the introduction of FAS 142, 'Goodwill and Other Intangible Assets', goodwill and other identifiable intangible assets were capitalized and amortized over their estimated useful lives. Accordingly, on the acquisition of Premier in April 1996, L596 million of the excess purchase consideration over net asset value was recorded as a customer list intangible asset with the remaining L1,193 million recorded as goodwill. The customer list was being amortized over 20 years, and goodwill amortized over 40 years.

         On the acquisition of Buck and Hickman in July 2001, L21.3 million of the excess purchase consideration over net asset value was recorded as a definite lived customer list intangible asset, L8.2 million recognized as an indefinite lived intangible asset, with the remaining L23.1 million recognized as goodwill.

         FAS 142 addresses financial accounting and reporting for goodwill and other intangible assets. The Group adopted FAS 142 prospectively as of February 4, 2002. FAS 142 requires that goodwill and indefinite lived intangible assets are no longer amortized, but instead assessed annually for impairment by applying a fair value based test. Definite lived intangible assets continue to be amortized over their estimated useful lives. FAS 142 requires intangible assets to be reassessed as either definite lived or indefinite lived intangible assets on the date of adoption of the standard. Accordingly, the Group continued to recognize the Premier customer list as a definite lived intangible asset with no change in the estimated useful life. Similarly, the customer list intangible asset and the trademark intangible asset recognized on the acquisition of Buck and Hickman continued to be recognized as definite lived and indefinite lived intangible assets, respectively, with no change in the estimated useful life of the customer list.

         The impact of adopting FAS 142 has been to cease goodwill amortization of approximately L31 million per annum, resulting in a goodwill balance subject to impairment testing of L1,112.9 million as of February 4, 2002.

         The Group performed its transitional goodwill impairment test as required by the standard as of February 4, 2002, being the adoption date, and on July 31, 2002 being the date the Group has elected for each subsequent annual impairment test.

         Goodwill is tested for impairment based on a two-step test. The first step requires a comparison of the fair value of each of the Group's reporting units and the carrying amounts of net assets including goodwill related to each reporting unit. If the carrying amount exceeds a unit's fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. As of February 4, 2002, the Group performed the transitional impairment test under FAS 142 and compared the carrying amount for each reporting unit to its fair value, which was determined based on discounted cash flows. The result of the transitional impairment test was the recognition of goodwill impairment of L728.0 million as of February 4, 2002, which in accordance with the transitional provisions of the standard, has been recorded as a cumulative effect change in accounting principle. The Group also completed the annual impairment test required by FAS 142 as of July 31, 2002, which resulted in no impairment charges.

         PREMIER FARNELL PLC

         The indefinite lived trademark intangible asset was tested for impairment in accordance with the standard although no impairment was indicated. As a result of the transitional testing requirements of FAS 142, the Premier customer list definite lived intangible asset was tested for impairment in accordance with the provisions of FAS 144 as of February 4, 2002. No impairment losses were identified.

         The differing treatment of goodwill under US GAAP may also give rise to a different profit or loss being recorded in the income statement on the subsequent disposal of a business.

         DEFERRED TAXATION

         Under FRS 19, 'Deferred Tax', accounting for deferred tax under UK GAAP is now largely consistent with US GAAP. The principal difference recognized in the reconciliation below relates to deferred tax liabilities provided against intangible assets recorded under US GAAP on acquisition which are not separately identifiable under UK GAAP and for which no deferred tax liability is recorded.

         INTEREST RATE HEDGING INSTRUMENTS

         Under UK GAAP, amounts payable or receivable under an interest rate hedging swap, which incorporates an embedded written option, are accounted for over the life of the swap on an accruals basis; whereas, under US GAAP, the written option element is accounted for separately from the host contract on the balance sheet at a mark to market valuation, with changes in this valuation taken to the profit and loss account as they arise.

         PENSION COSTS

         The key differences between UK GAAP (SSAP 24) and US GAAP in relation to defined benefit pension plans are:

         - Under UK GAAP, the plan assets are valued using a discounted income valuation; whereas, under US GAAP, plan assets are measured at market-related value.

         - Under UK GAAP, the effect of variations in cost can be accumulated at successive valuations and amortized on an aggregate basis; whereas, under US GAAP, the amortization of the transitional asset and the costs of past service benefit improvements are separately tracked, with aggregated gains and losses amortized only if outside a 10% corridor.

         Under US GAAP, an additional liability is required to be recorded when the accumulated benefit obligation exceeds the fair value of the plan assets. An intangible asset is recognized when the additional liability is recorded and is adjusted as the additional liability changes. However, the recorded intangible asset is limited to the amount of unrecognized prior service cost (including any unrecognized net obligation from transition); any excess of the additional liability over this amount is recorded within the statement of other comprehensive income. At February 2, 2003, the cumulative amount of additional liability, recorded within the statement of other comprehensive income, as there was no unrecognized prior service cost was, L15.4 million.

         CAPITALIZATION OF INTEREST

         Under UK GAAP, the Group does not capitalize interest; whereas, under US GAAP, the estimated amount of interest incurred on capital projects which are prepared for use over time is included in fixed assets and depreciated over the lives of the related assets.

         PREMIER FARNELL PLC

         STOCK BASED COMPENSATION

         Under UK GAAP, a compensation cost must be calculated in respect of share options and long term incentive plans based on the difference between the share price at the date of the grant and the option/award price which is recognized over the vesting period; whereas, under US GAAP, the compensation cost is based on the fair value of the option/award at the date of grant and is also recognized over the vesting period.

         Under UK GAAP, own shares are carried on the balance sheet and classified as a fixed asset investment; whereas, under US GAAP, own shares are offset against shareholders' funds.

         Under UK GAAP, a provision is made for the cost of acquiring further shares on the market where there is an obligation under a Long Term Incentive Plan; whereas, under US GAAP, no such provision is recognized.

         CUMULATIVE REDEEMABLE PREFERENCE SHARES AND PREFERENCE DIVIDENDS

         Under UK GAAP, cumulative convertible redeemable preference shares are included as shareholders' funds; whereas, under US GAAP, cumulative convertible redeemable preference shares do not form part of shareholders' funds when the terms of redemption of such shares are outside the control of the Company; the dividend thereon is recorded as a charge against net income.

         Under UK GAAP, the special conversion right, which enabled preference shareholders to convert their preference shares into ordinary shares at an enhanced rate of conversion, does not affect the Consolidated Statement of Income or shareholders' funds, with the difference in the nominal value between the preference shares converted and ordinary shares issued being credited to the share premium account. Under US GAAP, FAS 84, "Induced Conversions of Convertible Debt", requires an expense to be recorded against net income, measured as being the difference between the fair value of ordinary shares issued pursuant to the special conversion right and the fair value of ordinary shares issued pursuant to the original conversion terms.

         Under UK GAAP, costs relating to the preference share conversion are charged against the share premium account; whereas, under US GAAP, such costs are charged in arriving at net income.

         Under UK GAAP, the cost of repurchasing preference shares is treated as a movement in retained earnings. On cancellation of the shares a non-distributable reserve is created equivalent to the nominal value of the shares cancelled. Under US GAAP, as the cumulative convertible redeemable preference shares are considered to closely resemble debt, the transaction is considered to be an early extinguishment of debt and the difference between the cost of repurchasing the shares and the book value of the debt is recorded as a gain.

         FOREIGN EXCHANGE HEDGING TRANSACTIONS

         Under UK GAAP, gains or losses arising on foreign exchange forward contracts taken out in respect of anticipated trading receipts from overseas subsidiaries may be deferred and recognized at the time of the trading receipt; whereas, under US GAAP, such gains or losses may only be deferred when designated and documented as a qualifying hedging relationship in accordance with FAS 133, 'Accounting for Derivative Instruments and Hedging Activities'. The Company does not designate these derivative financial instruments as qualifying hedging relationships, therefore, these instruments are recorded at their fair values with gains and losses recorded currently in earnings. The effect on net income of this difference is, however, not considered significant.

         PREMIER FARNELL PLC

         ORDINARY DIVIDENDS

         Under UK GAAP, provision is made for dividends in the year in respect of which they are proposed by the directors, whereas; under US GAAP, provision for dividends is not made until they are formally declared by the directors.

         EFFECT ON NET INCOME OF DIFFERENCES BETWEEN UK AND US GAAP:

                                                                                        Year ended
                                                                     -----------------------------------------------
                                                                     January 28,      February 3,        February 2,
                                                                        2001             2002              2003
                                                                         Lm               Lm                Lm
                                                                     -----------------------------------------------
Net income under UK GAAP                                                 71.3              38.6             41.6
US GAAP adjustments:
  Amortization of goodwill and definite lived intangible assets         (60.6)            (62.0)           (27.9)
  Gain or loss on disposals                                                 -               9.5              0.4
  Impairment of goodwill in businesses to be sold                        (7.5)                -                -
  Deferred taxation                                                       9.6              11.2             10.3
  Interest rate hedging instruments                                      (1.6)              2.4                -
  Pension costs                                                          (0.9)             (0.2)            (1.3)
  Capitalization of interest                                                -                 -              1.6
  Stock based compensation                                               (0.3)             (0.2)            (1.0)
  Preference dividends                                                  (25.3)            (26.1)           (10.8)
  Preference share induced conversion costs                                 -                 -           (149.5)
  Preference share extinguishment gain                                      -                 -              2.3
                                                                     -----------------------------------------------
Total US GAAP adjustments                                               (86.6)            (65.4)          (175.9)
                                                                     -----------------------------------------------

Loss after tax under US GAAP prior to cumulative effect of
adoption of FAS 142                                                     (15.3)            (26.8)          (134.3)
Cumulative effect of adoption of FAS 142                                    -                 -           (728.0)
                                                                     -----------------------------------------------

Net loss under US GAAP                                                  (15.3)            (26.8)          (862.3)

                                                                     ===============================================
Basic loss per ordinary share ADR under US GAAP*:
  Prior to cumulative effect of adoption of FAS 142 and
  gain on the extinguishment of preference shares                       (11.3)p           (19.7)p          (82.4)p
  Cumulative effect of adoption of FAS 142                                  -                 -           (439.1)p
  Preference share extinguishment gain                                      -                 -             1.4p
                                                                     -----------------------------------------------
Net loss per ordinary share ADR under US GAAP*                          (11.3)p           (19.7)p         (520.1)p
                                                                     -----------------------------------------------

Diluted loss per ordinary share ADR under US GAAP*:
  Prior to cumulative effect of adoption of FAS 142 and gain
  on the extinguishment of preference shares                            (11.2)p           (19.6)p          (82.2)p
  Cumulative effect of adoption of FAS 142                                  -                 -           (438.0)p
  Preference share extinguishment gain                                      -                 -             1.4p
                                                                     -----------------------------------------------
Diluted loss per ordinary share ADR under US GAAP*                      (11.2)p           (19.6)p         (518.8)p
                                                                     -----------------------------------------------

* Two Premier Farnell ordinary shares are represented by each ordinary share ADR.

         The net loss for each of the three years relates entirely to continuing operations.

         PREMIER FARNELL PLC

         EFFECT ON SHAREHOLDERS' FUNDS OF DIFFERENCES BETWEEN UK AND US GAAP:

                                                 February 3,          February 2,
                                                   2002                 2003
                                                    Lm                   Lm
                                                 -------------------------------
Shareholders' funds under UK GAAP                     111.5              103.5
US GAAP adjustments:
  Goodwill and intangible assets                    1,543.5              676.3
  Property, plant and equipment                           -                1.6
  Deferred income taxes                              (166.5)            (130.9)
  Ordinary dividends                                   13.6               18.1
  Pension benefits                                     (8.3)             (17.2)
  Fixed asset investments                              (0.5)              (0.2)
  Stock based compensation                              1.3                1.0
  Convertible redeemable preference shares           (486.7)            (126.7)
                                                 -------------------------------
Total US GAAP adjustments                             896.4              422.0
                                                 -------------------------------
Shareholders' funds under US GAAP                   1,007.9              525.5
                                                 ===============================

         EITF 00-10, Accounting for Shipping and Handling Fees and Costs, states that all amounts billed to a customer in a sale transaction related to shipping and handling, represent revenues earned for the goods provided and should therefore be classified as revenue. The Consolidated Statement of Income for the year ended February 2, 2003 includes amounts billed to customers with respect to shipping and handling costs of L12.5 million which has been netted off cost of sales (Fiscal 2001:
         L12.8 million and Fiscal 2000: L14.4 million).

         PREMIER FARNELL PLC

         The following table shows net income under US GAAP for the year ended February 2, 2003, and pro forma net income as if FAS 142 had been applied for the years ended February 3, 2002 and January 28, 2001, (ie to exclude goodwill amortization and indefinite lived intangible asset amortization).

                                                                                    Year ended
                                                                ---------------------------------------------
                                                                January 28,      February 3,      February 2,
                                                                   2001             2002             2003
                                                                    Lm               Lm               Lm
                                                                ---------------------------------------------
Net loss as reported under US GAAP                                (15.3)            (26.8)          (862.3)
Add back: Goodwill amortization                                    30.6              31.4                -
Add back: Indefinite lived intangible asset amortization              -               0.6                -
                                                                ---------------------------------------------
Adjusted net income/(loss) under FAS 142                           15.3               5.2           (862.3)
                                                                ---------------------------------------------
BASIC EARNINGS/(LOSS) PER ORDINARY SHARE ADR UNDER US
GAAP*:
As reported under US GAAP                                         (11.3)p           (19.7)p         (520.1)p
Goodwill amortization                                              22.6 p            23.1 p              -
Indefinite lived intangible asset amortization                        -               0.4 p              -
                                                                ---------------------------------------------
Adjusted earnings/(loss) under FAS 142                             11.3 p             3.8 p         (520.1)p
                                                                ---------------------------------------------
DILUTED EARNINGS/(LOSS) PER ORDINARY SHARE ADR UNDER US
GAAP*:
As reported under US GAAP                                         (11.2)p           (19.6)p         (518.8)p
Goodwill amortization                                              22.4 p            23.0 p              -
Indefinite lived intangible asset amortization                        -               0.4 p              -
                                                                ---------------------------------------------
Adjusted earnings/(loss) under FAS 142                             11.2 p             3.8 p         (518.8)p
                                                                ---------------------------------------------

* The Premier Farnell ordinary shares are represented by each ordinary share ADR.

         The changes in the carrying amount of goodwill for the year ended February 2, 2003 measured on a US GAAP basis and allocated by reportable segment, are as follows:

                                                                          Marketing &
                                                     Marketing and        Distribution -
                                                     Distribution -       Europe and Asia       Industrial
                                                        Americas             Pacific             Products          Total
                                                           Lm                   Lm                  Lm               Lm
                                                     --------------------------------------------------------------------
Balance as of February 4, 2002                            984.0                 44.4               84.5           1,112.9
Cumulative effect of adoption of FAS 142                 (728.0)                   -                  -            (728.0)
Translation adjustments                                   (43.7)                   -               (3.8)            (47.5)
Disposals                                                     -                    -               (2.2)             (2.2)
                                                     --------------------------------------------------------------------
Balance as of February 2, 2003                            212.3                 44.4               78.5             335.2
                                                     --------------------------------------------------------------------

         PREMIER FARNELL PLC

         The following disclosure relates to the Group's definite lived and indefinite lived intangible assets and has been prepared on a US GAAP basis:

                                                As of February 3, 2002                      As of February 2, 2003
                                        -----------------------------------         ------------------------------------
                                              Gross            Accumulated               Gross            Accumulated
                                        carrying amount        amortization         carrying amount       amortization
                                              Lm                   Lm                     Lm                   Lm
                                        -----------------------------------         ------------------------------------
Subject to amortization:
  Customer lists                             659.6                186.1                   570.1                188.7

Not subject to amortization:
  Trademarks                                   8.2                    -                     8.2                    -

                                        -----------------------------------         ------------------------------------
Total                                        667.8                186.1                   578.3                188.7
                                        -----------------------------------         ------------------------------------

         Intangible asset amortization expense was L30.5 million for the year ended February 2, 2003. Amortization expense is estimated to be L30 million for each of the years Fiscal 2003 to Fiscal 2007.

         PREMIER FARNELL PLC

         The cumulative effects of differences between UK and US GAAP on significant balance sheet captions are as follows:

                                                                            US GAAP
                                                           UK GAAP        adjustments       US GAAP
                                                           ----------------------------------------
                                                             Lm               Lm              Lm
February 3, 2002

Assets

Total current assets (excluding pension asset)              313.1                 -           313.1
Goodwill and intangible assets (net)                         51.1           1,543.5         1,594.6
Property, plant and equipment (net)                         114.1                 -           114.1
Fixed asset investments                                       0.5              (0.5)              -
Pension benefits                                             87.0              (8.3)           78.7
                                                           ----------------------------------------
Total assets                                                565.8           1,534.7         2,100.5
                                                           ----------------------------------------

Liabilities and shareholders' equity

Total current liabilities                                   168.6             (14.9)          153.7
Long-term debt                                              241.5             486.7           728.2
Deferred income taxes                                        37.7             166.5           204.2
Other liabilities                                             6.5                 -             6.5
                                                           ----------------------------------------
Total liabilities                                           454.3             638.3         1,092.6
Total shareholders' equity                                  111.5             896.4         1,007.9
                                                           ----------------------------------------
Total liabilities and shareholders' equity                  565.8           1,534.7         2,100.5
                                                           ----------------------------------------

         Intangible assets at February 3, 2002 of L481.7 million, stated net of accumulated amortization of L186.1 million, comprise the valuation of Premier's customer list and the valuation of Buck & Hickman's customer list and trademarks. Goodwill at February 3, 2002 of L1,112.9 million is stated net of accumulated amortization of L179.4 million. Property, plant and equipment at February 3, 2002 of L114.1 million is stated net of accumulated depreciation of L102.8 million.

         PREMIER FARNELL PLC

                                                                            US GAAP
                                                        UK GAAP           adjustments      UK GAAP
                                                        -------------------------------------------
                                                          Lm                  Lm             Lm
February 2, 2003

Assets

Total current assets (excluding pension asset)           299.2                   -           299.2
Goodwill and intangible assets (net)                      48.5               676.3           724.8
Property, plant and equipment (net)                      112.9                 1.6           114.5
Fixed asset investments                                    0.2                (0.2)              -
Pension benefits                                          82.2               (17.2)           65.0
                                                        -------------------------------------------
Total assets                                             543.0               660.5         1,203.5
                                                        -------------------------------------------

Liabilities and shareholders' equity

Total current liabilities                                254.7               (19.1)          235.6
Long-term debt                                           141.5               126.7           268.2
Deferred income taxes                                     36.6               130.9           167.5
Other liabilities                                          6.7                   -             6.7
                                                        -------------------------------------------
Total liabilities                                        439.5               238.5           678.0
Total shareholders' equity                               103.5               422.0           525.5
                                                        -------------------------------------------
Total liabilities and shareholders' equity               543.0               660.5         1,203.5
                                                        -------------------------------------------

         Intangible assets at February 2, 2003 of L389.6 million, stated net of accumulated amortization of L188.7 million, comprise the valuation of Premier's customer list and the valuation of Buck & Hickman's customer list and trademarks. Goodwill at February 2, 2003 of L335.2 million is stated net of accumulated amortization of L160.1 million and net of an impairment charge under FAS 142 of L728.0 million. The Group adopted FAS 142 in full on February 4, 2002 and, accordingly, goodwill is no longer amortized. Property, plant and equipment at February 2, 2003 of L114.5 million is stated net of accumulated depreciation of L96.1 million.

         PREMIER FARNELL PLC

         CASH FLOW INFORMATION

         The cash flow statement on pages F-6 and F-7 has been prepared in conformity with UK GAAP. The principal differences between this statement and cash flow statements under US GAAP are given below:

         Under UK GAAP, cash flows in respect of taxation and returns on investments and servicing of finance are shown separately in the statement of cash flows. Under US GAAP, with the exception of dividends paid on ordinary shares, cash flows in respect of these amounts are included within operating activities. Dividends paid on ordinary shares are included within financing activities.

         Under UK GAAP, capital expenditure is classified separately. Under US GAAP it is classified as an investing activity.

         Under UK GAAP, movements in short-term investments are not included in cash but are classified as management of liquid resources. Under US GAAP, short-term investments with a maturity of three months or less are included in cash.

         Under US GAAP, cash comprises cash in hand and deposits repayable on demand, less advances from banks repayable on demand. Under UK GAAP such advances are not set off against cash.

         Under US GAAP, the following amounts would be reported:

                                                                           Year ended
                                                           -----------------------------------------
                                                           January 28,     February 3,    February 2
                                                              2001            2002          2003
                                                               Lm              Lm            Lm
                                                           -----------------------------------------
Net cash provided by operating activities                      45.8           38.0           52.7
Net cash used by investing activities                         (21.2)         (62.3)         (19.9)
Net cash (used)/provided by financing activities              (25.5)          15.1          (30.8)
                                                           =========================================

Net movement in cash and cash equivalents                      (0.9)          (9.2)           2.0
Effect of exchange rate changes                                 2.8           (0.3)          (0.5)
Cash and cash equivalents at beginning of year                 35.7           37.6           28.1
                                                           -----------------------------------------
Cash and cash equivalents at end of the year                   37.6           28.1           29.6
                                                           =========================================

Reconciliation of cash:
UK GAAP cash balance                                           37.6           28.1           29.6
Short term deposits                                           (16.3)             -              -
Short term borrowings                                             -           (3.0)          (2.7)
                                                           -----------------------------------------

US GAAP cash balance                                           21.3           25.1           26.9
                                                           =========================================

         PREMIER FARNELL PLC

         PENSION DISCLOSURES IN ACCORDANCE WITH SFAS 132

(i)      UK Plan

         Pension disclosures under SFAS 132 "Employers' Disclosures about Pensions and Other Post Retirement Benefits " have been developed and are provided below. The disclosures presented here assumes initial adoption of SFAS 87, "Employers' Accounting for Pensions", at January 31, 1993.

         The principal actuarial assumptions applied in the adoption of SFAS 87 are as follows:

                                                       Year ended
                                        -----------    --------------------------
                                        January 28,    February 3,    February 2,
                                           2001           2002           2003
                                        -----------    --------------------------
Discount rate                              5.75%          5.75%          5.50%
Salary inflation                           4.25%          4.00%          3.80%
Investment return                          7.25%          6.75%          7.00%

         The components of pension expense which arise under SFAS 87 are as follows:

                                                       Year ended
                                        -----------    --------------------------
                                        January 28,    February 3,    February 2,
                                           2001           2002           2003
                                            Lm             Lm             Lm
                                        -----------    --------------------------
Service cost                                0.4            0.4            0.3
Interest cost                               3.1            3.2            3.5
Recognized net actuarial loss                 -              -            0.7
Expected return on plan assets             (4.6)          (4.4)          (3.5)
                                           ----           ----           ----

Net periodic pension (income)/expense      (1.1)          (0.8)           1.0
                                           ====           ====            ===

         The L1.0 million US GAAP pension expense in Fiscal 2002 (L0.8 million income in Fiscal 2001 and L1.1 million income in Fiscal 2000) compares with an expense under UK GAAP of L0.1 million (L0.1 million in Fiscal 2001 and L0.1 million in Fiscal 2000).

         PREMIER FARNELL PLC

         PENSION DISCLOSURES IN ACCORDANCE WITH SFAS 132

(i)      UK Plan (continued)

                                                                                     Year ended
                                                                             --------------------------
                                                                             February 3,    February 2,
                                                                                2002           2003
                                                                                 Lm             Lm
                                                                             -------------------------
Change in benefit obligation:

 Benefit obligation at beginning of year                                        59.2           61.4
 Service cost                                                                    0.4            0.3
 Interest cost                                                                   3.2            3.5
 Actuarial loss/(gain)                                                           1.0           (4.6)
 Benefit payments                                                               (2.4)          (2.3)
                                                                                ----           ----

Benefit obligation at end of year                                               61.4           58.3
                                                                                ====           ====

Change in plan assets:

Fair value of plan assets at beginning of year                                  61.0           52.7
Actual return on plan assets                                                    (5.9)          (7.1)
Benefit payments                                                                (2.4)          (2.3)
                                                                                ----           ----

Fair value of plan assets at end of year                                        52.7           43.3
                                                                                ====           ====

Recognition of funded status:
Funded status at year end                                                       (8.7)         (15.0)
Unrecognized net actuarial loss                                                 11.2           16.5
Unrecognized prior service cost                                                    -              -
                                                                                ----           ----
Net amount recognized                                                            2.5            1.5
                                                                                ====           ====

Amounts recognized in the statement of financial position consist of:

Prepaid benefit cost                                                             -              -
Accrued benefit liability                                                       (5.3)         (13.2)
Accumulated other comprehensive income                                           7.8           14.7
                                                                                ----           ----
                                                                                 2.5            1.5
                                                                                ====           ====

         The UK pension scheme invests predominately in equities and gilts on an index-tracking basis. The UK equity index-tracking fund constitutes 40% of the pension scheme's investment benchmark and will include a holding of Premier Farnell shares in the ratio of Premier Farnell's market capitalization to the market capitalization of the UK FT-Actuaries All Share Index.

         PREMIER FARNELL PLC

         PENSION DISCLOSURES IN ACCORDANCE WITH SFAS 132

(ii)     US Plans

         The principal actuarial assumptions applied are as follows:

                                                       Year ended
                                        -----------------------------------------
                                        January 28,    February 3,    February 2,
                                           2001           2002            2003
                                        -----------------------------------------
Discount rate                              7.75%          7.25%           6.75%
Salary inflation                           5.00%          5.00%           5.00%
Investment return                          9.00%          9.00%           9.00%

         The components of pension expense which arise under SFAS 87 are as follows:

                                                       Year ended
                                        -----------    --------------------------
                                        January 28,    February 3,    February 2,
                                           2001           2002           2003
                                            Lm             Lm             Lm
                                        -----------    --------------------------
Service cost                                3.2            3.2             2.7
Interest cost                               3.3            4.1             4.3
Expected return on plan assets            (11.8)         (13.9)          (13.7)
Amortization of prior service cost          0.2            0.2             0.2
Recognized net actuarial gain              (0.5)          (0.7)           (0.5)
Settlement gain                               -           (0.3)              -
Curtailment gain                              -           (1.1)           (0.1)
Special termination benefits                2.6            2.9             0.6
                                           ----           ----            ----

Net periodic pension benefit               (3.0)          (5.6)           (6.5)
                                           ====           ====            ====

         The L6.5 million US GAAP pension income in Fiscal 2002 (L5.6 million in Fiscal 2001 and L3.0 million in Fiscal 2000) compares with income under UK GAAP of L6.9 million (L6.7 million in Fiscal 2001 and L5.1 million in Fiscal 2000).

         Special termination benefits in Fiscal 2000, Fiscal 2001 and Fiscal 2002 related to voluntary early retirement programs offered to selected employees.

         PREMIER FARNELL PLC

         PENSION DISCLOSURES IN ACCORDANCE WITH SFAS 132

(ii)     US Plans (continued)

                                                                                     Year ended
                                                                             --------------------------
                                                                             February 3,    February 2,
                                                                                2002           2003
                                                                                 Lm             Lm
                                                                             -----------    -----------
Change in benefit obligation:

Benefit obligation at beginning of year                                         53.4           66.4
Service cost                                                                     3.2            2.7
Interest cost                                                                    4.1            4.3
Amendments                                                                         -            0.4
Actuarial loss                                                                   6.8            4.8
Benefit payments                                                                (3.6)          (3.7)
Curtailment                                                                     (1.8)          (0.3)
Settlements                                                                     (0.9)          (0.6)
Special termination benefits                                                     2.9            0.6
Exchange movement                                                                2.3           (9.9)
                                                                               -----          -----

Benefit obligation at end of year                                               66.4           64.7
                                                                               =====          =====

Change in plan assets:

Fair value of assets at beginning of year                                      164.3          151.4
Actual return on plan assets                                                   (14.0)         (20.5)
Benefit payments                                                                (3.6)          (3.7)
Settlements                                                                     (0.9)          (0.6)
Exchange movement                                                                5.6          (19.5)
                                                                               -----          -----

Fair value of assets at end of year                                            151.4          107.1
                                                                               =====          =====

Recognition of funded status:
Funded status at year end                                                       85.0           42.4
Unrecognized net actuarial (gain)/loss                                          (2.3)          35.1
Unrecognized prior service cost                                                  1.3            1.1
                                                                               -----          -----

Net amount recognized                                                           84.0           78.6
                                                                               =====          =====

Amounts recognized in the statement of financial position consist of:

Prepaid benefit cost                                                            84.0           79.0
Accrued benefit liability                                                          -           (1.1)
Accumulated other comprehensive income                                             -            0.7
                                                                               -----          -----

                                                                                84.0           78.6
                                                                               =====          =====

         PREMIER FARNELL PLC

         PENSION DISCLOSURES IN ACCORDANCE WITH SFAS 132

(ii)     US Plans (continued)

         The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were L2.6 million , L2.6 million and L1.5 million, respectively, as of February 2, 2003. There were no US plans where the accumulated benefit obligations were in excess of plan assets as of February 3, 2002.

         At February 2, 2003, the assets of the US Plans included 1,196,354 Premier Farnell ordinary shares and 563,322 Premier Farnell ordinary share ADRs (each ordinary share ADR is represented by two ordinary shares), with an aggregate market value of L4.1 million.

         FAS 123, ACCOUNTING FOR STOCK BASED COMPENSATION

         The total compensation expense under FAS 123, for fiscal years 2002, 2001 and 2000 was L1.0 million, L1.4 million and L0.9 million, respectively. This compares to a charge under UK GAAP for share options and incentive schemes of Lnil, L1.2 million and L0.6 million, respectively. The US GAAP adjustment with respect to FAS123 does not affect shareholders' funds as the corresponding credit goes to equity which nets with the debit to retained earnings.

         The fair value of the options granted were estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 5.10% (Fiscal 2001: 5.46%, Fiscal 2000: 2.35%), volatility of 40.00% (Fiscal 2001: 37.00%, Fiscal 2000: 34.00%),
         risk-free investment rate of 4.60% (Fiscal 2001: 4.93%, Fiscal 2000:
         5.84%), and an expected term of five years.

         FAS 123 was effective for fiscal years beginning after December 15, 1995. The fair value of one option for grants in ordinary shares made in Fiscal 2000, 2001 and 2002 is as follows:

GRANT DATE                                   EXERCISE PRICE        FAIR VALUE OF ONE OPTION
----------                                   --------------        ------------------------
                                                 PENCE                      PENCE
FISCAL 2000:

April 2000                                        425                        129
June 2000                                         468                        156
September 2000                                    513                        177
December 2000                                     377                        106

FISCAL 2001 (WEIGHTED
AVERAGE)                                          195                         42

FISCAL 2002 (WEIGHTED
AVERAGE)                                          158                         43

         The weighted average grant date fair value of one share award for grants in Fiscal 2000, 2001 and 2002 is as follows:

GRANT DATE                                   FAIR VALUE OF ONE SHARE AWARD
----------                                   -----------------------------
                                                        PENCE
FISCAL 2000                                              217

FISCAL 2001                                              187

FISCAL 2002                                              215

         PREMIER FARNELL PLC

         CONSOLIDATION

         In January 2003, the FASB issued FIN 46. This pronouncement modifies the framework for determining consolidation of certain entities that meet the definition of a "variable interest entity". This is met where the entity either does not have sufficient equity of the appropriate nature to support its expected losses, or the third party equity capital lacks certain characteristics which would be expected to be present within a controlling financial interest.

         Entities which do not meet this definition would continue to apply the voting interest model and the Company would generally consolidate when it has a controlling financial interest.

         Under the variable interest model promulgated by FIN 46, all ownership, contractual and other pecuniary interests in the entity are evaluated to determine which of the holders, if any, hold a variable interest which will absorb the majority of the expected losses, expected residual returns, or both. This holder is the "primary beneficiary" of the variable interest entity and would be required to consolidate the entity.

         The provisions of FIN 46 are immediately effective for variable interest entities created after January 31, 2003.

         However, FIN 46 requires disclosures in financial statements issued after January 31, 2003 about variable interest entities that, when FIN 46 becomes effective, it is reasonably possible that the reporting entity will consolidate or about which the entity will disclose information in accordance with FIN 46. The Group has undertaken a review to identify variable interest entities in which it is the primary beneficiary or in which it has a significant variable interest. The Group has concluded that it does not have any interests in variable interest entities for which it would be either the primary beneficiary in the arrangement or for which it would have a significant variable interest.

         PREMIER FARNELL PLC

26       NEW ACCOUNTING POLICIES

         US GAAP

         In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations," ("FAS 143"). The Company will adopt FAS 143 on February 3, 2003. Under FAS 143, the fair value of a liability for an asset retirement obligation covered under the scope of FAS 143 would be recognized in the period in which the liability is incurred, with an offsetting increase in the carrying amount of the related long-lived asset. Over time, the liability would be accreted to its present value, and the capitalized cost would be depreciated over the useful life of the related asset. Upon settlement of the liability, an entity would either settle the obligation for its recorded amount or incur a gain or loss upon settlement. Adoption of FAS 143 is not expected to have a significant impact on the Group's results of operations or financial position as of February 3, 2003, as the Group does not currently have any contractual arrangements under which a retirement obligation exists.

         In April 2002, FAS 145, "Rescission of FAS 4, 44 and 64, Amendment to FAS 13, and Technical Corrections," was issued. This statement updates, clarifies and simplifies existing accounting pronouncements. It rescinds FAS 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related taxes. Upon adoption, the criteria in APB 30 will be used to classify such gains and losses. Gains or losses on extinguishment of debt that were classified as extraordinary in prior periods presented that do not meet APB 30 criteria for classification as extraordinary must be reclassified into earnings from operations. FAS 145 also rescinds FAS 64, which amended FAS 4 and FAS 44, which established accounting requirements for the transition of the Motor Carrier Act of 1980. FAS 145 amends FAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The Company has adopted FAS 145 effective February 3, 2003 and adoption did not have a significant impact on the Group's results of operations, financial position or liquidity.

         In July 2002, FAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. This addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. FAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002 and the Company adopted the statement effective February 3, 2003. Adoption did not have a significant impact on the Group's results of operations, financial position or liquidity. FAS 146 changes the timing of liability and expense recognition but not the ultimate amount of those expenses.

         In December 2002, FAS 148 "Accounting for Stock-Based Compensation - transition and disclosure" was issued which amends transitional and certain disclosure provisions FAS 123 "Accounting for Stock-Based Compensation." but does not amend the recognition provisions of FAS
         123. FAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. FAS 148 also requires more prominent and more frequent disclosure in the financial statements about the effects of stock-based compensation. The Company already accounts for stock-based compensation in accordance with FAS 123 and therefore adoption of FAS 148 effective February 3, 2003 did not have a significant impact on the Group's results of operations, financial position or liquidity.

         In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. The Company is currently analyzing the impact of this Statement but does not believe that on adoption, it will have a material impact on its results of operations or financial position.

         PREMIER FARNELL PLC

         US GAAP ( CONTINUED)

         In May 2003, the FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Company is currently analyzing the impact of this Statement.

         In November 2002, FIN 45 "Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," was issued. This Interpretation expands the guidance of FAS 5, FAS 57, and FAS 107 and incorporates without change the provisions of FIN 34, which is now superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters or credit. It also clarifies that at the time the Company issues a guarantee, the Company must recognize an initial liability of the fair value, or market value, of the obligations it assumes under that guarantee for those guarantees subject to the recognition provisions of the Interpretation and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year end. Adoption of FIN 45 has not had a significant impact on the Group's results of operations, financial position or liquidity. The Group has adopted the disclosure standards, performed a review and determined that there is nothing to disclose as a result.

         In January 2003, FIN 46 "Consolidation of Variable Interest Entities," was issued. FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity where the Company is considered to be the Primary Beneficiary to the arrangement or disclose the nature of the interest in the entity where the Company is considered to have a significant interest in the entity. FIN 46 applies to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The related disclosure requirements are effective immediately and are given in Note 25 to these financial statements. Adoption of FIN 46 has not had a significant impact on the Group's results of operations, financial position or liquidity.

27       POST BALANCE SHEET EVENTS

         On February 27, 2003, the Group announced the rebranding of four businesses of the Marketing and Distribution Division to demonstrate to customers and suppliers the close alignment and global collaboration between these businesses. The new trading names are Newark InOne, Farnell InOne, BuckHickman InOne, and MCM, an InOne Company. The one-off cost of the rebranding of L2.4m was charged in the first quarter of Fiscal 2003.

         On March 19, 2003 the Group purchased and cancelled 197,000 preference shares at a cost of L2.3 million.

         Since the end of Fiscal 2002, the Group has raised $225 million (L137 million) of new funding in the private placement market. This consists of $66 million of 7 year senior notes and $159 million of 10 year senior notes at fixed interest rates of 5.3% and 5.9%, respectively. This funding was drawn down on June 13, 2003 and has been arranged principally in order to refinance the L94.5 million ($155 million) 7.0% senior notes repayable on June 17, 2003 and for other general corporate purposes.

                                  EXHIBIT INDEX

Exhibit
Number                                Description of Exhibit
-------           --------------------------------------------------------------
1.1               Memorandum and Articles of Association, incorporated by
                  reference to the Company's Annual Report on Form 20-F for the
                  Fiscal Year ended February 3, 2002 (Commission File No.
                  1-14258)

4.1               Agreement Relating to the Sale and Purchase of Buck & Hickman
                  Limited and Certain Assets of Roebuck B.V., between Charles
                  Baynes PLC, Roebuck B.V., Farnell Holding Limited and Premier
                  Farnell plc, dated June 14, 2001, including Schedules 1 through 4 thereto, incorporated by reference to the Company's
                  Annual Report on Form 20-F for the Fiscal Year ended January
                  28, 2001 (Commission File No. 1-14258)

4.2 Approved Executive Share Option Scheme 2001, incorporated by reference to the Company's Annual Report on Form 20-F for the Fiscal Year ended January 28, 2001 (Commission File No.
                  1-14258)

4.3 Approved Executive Share Option Scheme (Original Scheme), incorporated by reference to the Company's Annual Report on Form 20-F for the Fiscal Year ended January 28, 1996
                  (Commission File No. 1-14258)

4.4 Unapproved Executive Share Option Scheme, incorporated by reference to the Company's Annual Report on Form 20-F for the Fiscal Year ended January 28, 1996 (Commission File No.
                  1-14258)

4.5 United States Savings Related Stock Option Plan, incorporated by reference to the Company's Form S-8 Registration Statement
                  (Registration No. 33-5794)

4.6 UK Savings Related Share Option Scheme, incorporated by reference to the Company's Annual Report on Form 20-F for the Fiscal Year ended January 28, 1996 (Commission File No.
                  1-14258)

Exhibit
Number                                Description of Exhibit
-------           --------------------------------------------------------------
4.7               Overseas Savings Related Share Option Scheme, incorporated by reference to the Company's Annual Report on Form 20-F for the
                  Fiscal Year ended January 28, 1996 (Commission File No.
                  1-14258)

4.8               Executive Share Option Scheme 2003

4.9               Long Term Incentive Plan (Premier Farnell Performance Share
                  Plan 2000), as amended on June 11, 2003

4.10              Premier Farnell Corporation 401(k) Retirement Savings Plan,
                  January 1, 2002 Restatement

8.1               List of Subsidiaries

12.1              Shareholders Agreement dated as of January 23, 1996, between
                  Farnell Electronics PLC and Jack N. Mandel, Joseph C. Mandel,
                  Morton L. Mandel, Jack N. Mandel Revocable Trust, Joseph C.
                  Mandel Revocable Trust, Morton L. Mandel Revocable Trust,
                  Florence Mandel Revocable Trust and Barbara A. Mandel
                  Revocable Trust, incorporated by reference to the March 8, 1996 Prospectus/Proxy Statement contained in the Company's
                  Registration Statement on Form F-4 (Registration No. 33-00690)

99.1 Certification pursuant to 18 U.S. Section 1350, as adopted pursuant to Section 306 of the Sarbanes-Oxley Act of 2002