Form 20-F
period 2004-02-01
PREMIER FARNELL PLC
filed 2004-05-13
CIK 1006603

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)
         [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
         [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended February 1, 2004
                                       OR
         [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACTION OF 1934
         For the transition period from _______________ to ________________

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

                            150 Armley Road, Leeds,
                        West Yorkshire LS12 2QQ, England
                       ---------------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                                 Name of each exchange
        Title of each class                                       on which registered
        -------------------                                       -------------------
American Depositary Shares, each representing two                New York Stock Exchange
       Ordinary Shares of 5 pence each, evidenced by
       American Depositary Receipts
Ordinary Shares of 5 pence each                                  New York Stock Exchange (*)
American Depositary Shares, each representing one $1.35          New York Stock Exchange
       Cumulative Convertible Redeemable Preference
       Share of L1 each, evidenced by American
       Depositary Receipts
$1.35 Cumulative Convertible Redeemable Preference               New York Stock Exchange(*)
Shares of L1 each

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

                        TITLE OF EACH CLASS                                    FEBRUARY 1, 2004
Ordinary Shares of 5 pence each (including Ordinary Shares represented by
     American Depositary Shares detailed
     immediately below)                                                           362,948,230

American Depositary Shares, each representing two Ordinary Shares
     of 5 pence each                                                                5,945,068

$1.35 Cumulative Convertible Redeemable Preference Shares of L1
     each (*)
     (including Preference Shares represented by American
     Depositary Shares detailed below)                                              1,195,333

89.2p Cumulative Convertible Redeemable Preference Shares of L1
     each (*)                                                                       6,379,888
                                                                               --------------
                                                                                    7,575,221

American Depositary Shares, each Representing one $1.35 Cumulative
     Convertible Preference Share of L1 each                                        1,189,305

-----------------------------
(*) The $1.35 Cumulative Convertible Redeemable Preference Shares of L1 each and the 89.2p Cumulative Convertible Redeemable Preference Shares of L1 each issued as a result of the changeover provisions of the $1.35 Cumulative Convertible Redeemable Preference Shares are treated as a single class of stock, except as to voting rights in limited circumstances. See "Additional Information - Shareholder Rights."

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

PART I....................................................................................................       1
         Item 1. Identity of Directors, Senior Management and Advisers....................................       1
         Item 2. Offer Statistics and Expected Timetable..................................................       2
         Item 3. Key Information..........................................................................       2
         Item 4. Information on the Company...............................................................      11
         Item 5. Operating and Financial Review and Prospects.............................................      22
         Item 6. Directors, Senior Management and Employees...............................................      39
         Item 7. Major Shareholders and Related Party Transactions........................................      53
         Item 8. Financial Information....................................................................      55
         Item 9. The Offer and Listing....................................................................      55
         Item 10. Additional Information..................................................................      59
         Item 11. Quantitative and Qualitative Disclosures About Market Risk  ............................      67
         Item 12. Description of Securities Other than Equity Securities..................................      70
PART II...................................................................................................      71
         Item 13. Defaults, Dividends Arrearages and Delinquencies........................................      71
         Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds............      71
         Item 15. Disclosure Controls and Procedures......................................................      71
         Item 16A. Audit Committee Financial Expert.......................................................      71
         Item 16B. Code of Ethics.........................................................................      72
         Item 16C. Principal Accountant Fees and Services.................................................      72
         Item 16D. Exemptions from the Listing Standards for Audit Committees.............................      72
         Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.................      72
PART III..................................................................................................      73
         Item 17. Financial Statements....................................................................      73
         Item 18. Financial Statements....................................................................      73
         Item 19. Exhibits................................................................................      74
SIGNATURES................................................................................................      76

Index to Consolidated Financial Statements................................................................      F-1

Exhibit Index.............................................................................................      A-1

                      CAUTIONARY STATEMENT PURSUANT TO THE
         UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Premier Farnell plc is providing the following cautionary statement. This Annual Report contains certain forward looking statements relating to the business of Premier Farnell plc and certain of its plans and objectives, including, but not limited to, future capital expenditures, future ordinary expenditures and future actions to be taken by Premier Farnell plc. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual expenditures made and actions taken may differ materially from Premier Farnell plc's expectations as a result of various factors, many of which are beyond the control of Premier Farnell plc. These factors include, but are not limited to, integration of new information systems, continued use and acceptance of e-commerce programs and systems and their impact on other distribution systems, the ability to expand into new markets and territories, the implementation of new marketing initiatives, changes in demand for electronic, electrical, electro-magnetic and industrial products, rapid changes in distribution of products and customer expectations, product availability, the ability to introduce and customers' acceptance of new services, products and product lines, the impact of competitive pricing, fluctuations in foreign currencies, changes in interest rates and overall market conditions, particularly the impact of changes in worldwide and national economies, changes in general economic and business conditions, and the other factors discussed under the caption "Risk Factors" beginning on Page 10 of this Annual Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Annual Report to conform them to actual results, except as otherwise required by law.

                                     PART I

As used in this Annual Report, the term "Premier Farnell" or the "Company" refers to the registrant, and the "Group" refers to the registrant and its consolidated subsidiaries as a group, unless the context otherwise indicates.

As used herein, "Fiscal" or "Fiscal Year" refers to the fiscal year which is the period from the end of one fiscal year of Premier Farnell to the Sunday nearest January 31 of the following calendar year (e.g., a reference to "Fiscal 2003" is a reference to Premier Farnell's fiscal year that began February 3, 2003 and ended February 1, 2004).

As used herein, "pounds sterling", "Sterling", "sterling", "L", "pence", or "p", refers to United Kingdom ("UK") currency, and "US dollars", "US $" or "$" refers to United States ("US") currency.

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

A reconciliation to United States generally accepted accounting principles ("US GAAP") of certain amounts as of February 1, 2004 and February 2, 2003 and for each of the three Fiscal Years ended February 1, 2004, February 2, 2003 and February 3, 2002 is set forth in Note 25 to the Consolidated Financial Statements of Premier Farnell, which are included in Part III in this Annual Report.

                                                   PREMIER FARNELL SELECTED INCOME STATEMENT DATA
                                                                     FISCAL YEAR
                                          ------------------------------------------------------------------
                                           1999       2000        2001        2002        2003        2003
                                           (LM)       (LM)        (LM)        (LM)        (LM)        ($M)
                                          ------    --------    --------    --------    --------    --------
AMOUNTS IN ACCORDANCE WITH UK GAAP:

Net sales                                  752.1       876.2       806.4       759.0       764.6     1,391.6

Cost of sales                             (413.5)     (498.7)     (473.2)     (447.0)     (457.6)     (832.9)
                                          ------    --------    --------    --------    --------    --------
GROSS PROFIT                               338.6       377.5       333.2       312.0       307.0       558.7

NET OPERATING EXPENSES (1) (2)            (234.9)     (262.5)     (246.3)     (231.7)     (238.2)     (433.5)
                                          ------    --------    --------    --------    --------    --------
OPERATING INCOME                           103.7       115.0        86.9        80.3        68.8       125.2

(Loss)/gain on disposal of businesses          -           -       (11.0)       (4.8)        0.1         0.2

Net interest payable                       (11.9)      (12.9)      (15.9)      (15.7)      (14.3)      (26.0)
                                          ------    --------    --------    --------    --------    --------
INCOME BEFORE TAXES                         91.8       102.1        60.0        59.8        54.6        99.4

Taxes on income                            (25.6)      (30.8)      (21.4)      (18.2)      (15.6)      (28.4)
                                          ------    --------    --------    --------    --------    --------
NET INCOME                                  66.2        71.3        38.6        41.6        39.0        71.0
                                          ======    ========    ========    ========    ========    ========

                                                    PREMIER FARNELL SELECTED INCOME STATEMENT DATA
                                                                   FISCAL YEAR
                                           ---------------------------------------------------------------
                                             1999       2000       2001       2002       2003        2003
                                             (LM)       (LM)       (LM)       (LM)       (LM)        ($M)

                                                              (EXCEPT PER SHARE AMOUNTS)
                                           --------   --------   --------   --------   --------    -------
Weighted average number of
Ordinary Shares (in thousands)              271,662    271,992    271,880    331,571     362,330   362,330

Net income per Ordinary Share:

    Basic                                     15.6p      16.9p       4.6p       9.3p       8.9p   $  0.162

    Diluted                                   15.6p      16.8p       4.6p       9.3p       8.9p   $  0.162


Dividend per Ordinary Share                    9.0p       9.0p       9.0p       9.0p       9.0p   $  0.164

AMOUNTS IN ACCORDANCE
WITH US GAAP:
Loss after tax prior to cumulative
effect of adoption of FAS 142                  (2.2)     (15.3)     (26.8)    (134.3)     (15.2)     (27.7)
Cumulative effect of adoption of FAS 142          -          -          -     (728.0)         -          -
                                           --------   --------   --------   --------   --------   --------
Net loss                                       (2.2)     (15.3)     (26.8)    (862.3)     (15.2)     (27.7)
                                           --------   --------   --------   --------   --------   --------
Basic loss per Ordinary Share ADR (3):

  Prior to cumulative effect of
  adoption of FAS 142                         (1.6p)    (11.3p)    (19.7p)    (81.0p)     (8.4p)  $ (0.153)

  Cumulative effect of adoption of
  FAS 142                                         -          -          -    (439.1p)         -          -
                                           --------   --------   --------   --------   --------   --------
Net loss per Ordinary Share ADR (3)           (1.6p)    (11.3p)    (19.7p)   (520.1p)     (8.4p)  $ (0.153)
                                           --------   --------   --------   --------   --------   --------

                                                    PREMIER FARNELL SELECTED INCOME STATEMENT DATA
                                                                   FISCAL YEAR
                                           ---------------------------------------------------------------
                                             1999       2000       2001       2002       2003        2003
                                             (LM)       (LM)       (LM)       (LM)       (LM)        ($M)
                                           --------   --------   --------   --------   --------    -------
Diluted loss per Ordinary Share ADR
(3):

   Prior to cumulative effect of
   adoption of FAS 142                        (1.6p)    (11.2p)    (19.6p)    (80.8p)     (8.4p)   $(0.153)

   Cumulative effect of adoption of
   FAS 142                                        -          -          -    (438.0p)         -          -
                                           --------   --------   --------   --------   --------    -------

Diluted loss per Ordinary Share ADR
(3)                                           (1.6p)    (11.2p)    (19.6p)   (518.8p)     (8.4p)   $(0.153)
                                           --------   --------   --------   --------   --------    -------

Dividend per Ordinary Share ADR
 (3) (4) (US dollars)                      $  0.328   $  0.328   $  0.328   $  0.328   $  0.328    $ 0.328

(1) Total net operating expenses include amortization of goodwill in accordance with UK GAAP of L1.5 million in Fiscal 2001, L2.6 million in Fiscal 2002 and L2.6 million in Fiscal 2003.

(2) Total net operating expenses in Fiscal 2003 include a one-time charge of L2.4 million in respect of the rebranding of certain businesses (see
      Item 4 - "Information on the Company - History and Development of the Company").

(3)   Each Ordinary Share ADR represents two Ordinary Shares.

(4) Dividend per Ordinary Share ADR information for each of the Fiscal Years 1999 to 2003 has been translated using the Noon Buying Rate (as defined herein) on February 2, 2004 of L1.00 = $1.82.

                                                    PREMIER FARNELL SELECTED BALANCE SHEET DATA
                                                                   FISCAL YEAR
                                           ---------------------------------------------------------------
                                             1999       2000       2001       2002       2003        2003
                                             (LM)       (LM)       (LM)       (LM)       (LM)        ($M)
                                           --------   --------   --------   --------   --------    -------
AMOUNTS IN ACCORDANCE WITH UK GAAP:
Fixed assets                                   91.0      109.0      165.7      161.6      153.1      278.6
Net current assets                            208.2      239.0      231.5      126.7      231.8      421.9
                                           --------   --------   --------   --------   --------    -------
Total assets less current
liabilities                                   299.2      348.0      397.2      288.3      384.9      700.5
Creditors due after more than one year       (195.4)    (216.8)    (241.5)    (141.5)    (230.7)    (419.9)
Provisions for liabilities and charges        (29.7)     (31.9)     (44.2)     (43.3)     (42.1)     (76.6)
                                           --------   --------   --------   --------   --------    -------
Net assets                                     74.1       99.3      111.5      103.5      112.1      204.0
                                           ========   ========   ========   ========   ========    =======
Shareholders' funds                            73.8       99.0      111.5      103.5      112.1      204.0
Minority interests                              0.3        0.3          -          -          -          -
                                           --------   --------   --------   --------   --------    -------
                                               74.1       99.3      111.5      103.5      112.1      204.0
                                           ========   ========   ========   ========   ========    =======
Total assets                                  446.5      524.6      565.8      543.0      543.9      989.9
Total gross debt                              196.5      216.8      264.5      238.8      233.6      425.2
Nominal value of Ordinary Share capital        13.6       13.6       13.6       18.1       18.1       32.9
AMOUNTS IN ACCORDANCE WITH US GAAP:

Total assets                                1,924.4    2,091.9    2,100.5    1,203.5    1,080.3    1,966.1
Shareholders' funds                           975.8    1,037.9    1,007.9      525.5      437.4      796.1

EXCHANGE RATES

Solely for the convenience of the reader, this document contains translations of certain pounds sterling amounts into US dollars at specified rates or, if not so specified, at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York, as rounded to the nearest cent (the "Noon Buying Rate") on February 2, 2004 of L1.00 = $1.82. No representation is made that the pounds sterling amounts have been, could have been or could be converted into US dollars at the rates indicated.

The following tables sets forth, for the periods indicated, the average of the high and low Noon Buying Rates for pounds sterling, expressed in US dollars per L1.00 (to the nearest cent):

FISCAL YEAR / PERIOD ENDED               AVERAGE (*)
--------------------------               -----------
January 30, 2000                            1.61
January 28, 2001                            1.50
February 3, 2002                            1.43
February 2, 2003                            1.53
February 1, 2004                            1.66
May 2, 2004 (First Quarter)                 1.82

(*) The average of the Noon Buying Rates on the last day of each fiscal month during the Fiscal Year or fiscal period.

Exchange rate information for the six calendar months through April 2004, expressed in US dollars per $1.00 (to the nearest cent), is set forth below:

MONTH                                  HIGH              LOW
-----                                  ----              ----
November 2003                          1.72              1.67
December 2003                          1.78              1.72
January 2004                           1.85              1.79
February 2004                          1.90              1.82
March 2004                             1.87              1.79
April 2004                             1.86              1.77

On May 7, 2004, the Noon Buying Rate was L1.00 = $1.78

DIVIDENDS

The Company's share capital consists of: ordinary shares of 5p each ("Ordinary Shares"), US $1.35 cumulative convertible redeemable preference shares of L1 each ("Dollar Preference Shares") and 89.2p cumulative convertible redeemable preference shares of L1 each ("Sterling Preference Shares"). American Depositary Shares, each representing two Ordinary Shares ("Ordinary ADSs") and evidenced by American Depositary Receipts ("Ordinary ADRs"), and separate American Depositary Shares, each representing one Dollar Preference Share ("Dollar Preference ADSs"), and also evidenced by American Depositary Receipts ("Dollar Preference ADRs"), have been issued pursuant to American Depositary Receipt Programs established by the Company in April 1996 with The Bank of New York, as depositary (the "Depositary"). The Company's Articles of Association allow, in certain circumstances, for Dollar Preference Shares to be irrevocably changed over to Sterling Preference Shares. The Company's Articles of Association state that changeovers will not be effective until notices of changeover have been received in respect of at least 400,000 Dollar Preference Shares. This threshold has been met and, as of February 1, 2004, 7,858,808 Dollar Preference Shares have been changed over.

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

                              PENCE PER ORDINARY SHARE
                     ----------------------------------------
FISCAL YEAR          INTERIM            FINAL           TOTAL
-----------          -------            -----           -----
1999                  4.0p               5.0p            9.0p
2000                  4.0p               5.0p            9.0p
2001                  4.0p               5.0p            9.0p
2002                  4.0p               5.0p            9.0p
2003                  4.0p               5.0p            9.0p

The following table sets forth the amount of such interim, final and total dividends payable on each Ordinary ADS, each representing two Ordinary Shares, translated, solely for convenience, into US cents.

                    TRANSLATED INTO US CENTS PER ORDINARY ADS,
                      EACH REPRESENTING TWO ORDINARY SHARES
                    ------------------------------------------
FISCAL YEAR          INTERIM            FINAL           TOTAL
-----------          -------            -----           -----
1999(1)               13.21             15.00           28.21
2000(2)               11.77             14.01           25.78
2001(3)               11.55             14.91           26.46
2002(4)               12.41             16.85           29.26
2003                  13.38(5)          17.84(6)        31.22

--------------------

(1) Interim and final dividends translated into US dollars at rates of 1.6517 and 1.4999, respectively, being the actual rates used on payment of the dividends to ADR holders.

(2) Interim and final dividend translated into US dollars at rates of 1.4710 and 1.4007, respectively, being the actual rates used on payment of the dividends to ADR holders.

(3) Interim and final dividend translated into US dollars at rates of 1.4441 and 1.4910, respectively, being the actual rates used on payment of the dividends to ADR holders.

(4) Interim and final dividend translated into US dollars at rates of 1.5515 and 1.6849, respectively, being the actual rates used on payment of the dividend to ADR holders.

(5) Interim dividend translated into US dollars at a rate of 1.6727, being the actual rate used on payment of the dividend to ADR holders.

(6) Final dividend payable on June 23, 2004 translated into US dollars at a rate of 1.7842 which was the exchange rate in effect on May 7, 2004. The exchange rate in effect at the time of payment may be higher or lower than the rate used in this table.

Cash dividends on Ordinary Shares are declared and payable in pounds sterling, and fluctuations in the exchange rate between pounds sterling and US dollars will affect the US dollar amounts received by holders of Ordinary ADRs upon conversion of such dividends. For information regarding historical exchange rates for pounds sterling into US dollars, see "Key Information - Exchange Rates" above.

The Company presently expects to continue to pay dividends on the Ordinary Shares out of funds legally available therefor. The payment and amount of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account the Company's earnings, cash flow, financial and economic conditions and such other factors as the Company's Board of Directors deems appropriate.

Preference Shares. Holders of Dollar Preference Shares are entitled to receive a fixed cumulative preference dividend at the rate of $1.35 per annum for every L1 of nominal value and holders of Sterling Preference Shares are entitled to receive a fixed cumulative preference dividend at the rate of 89.2p per annum for every L1 of nominal value.

These preferential dividends accrue from day to day and are payable semi-annually in arrears, out of funds legally available therefor, in equal amounts on January 26 and July 26 in each year. The preferential dividend on any Dollar Preference Share changed over to a Sterling Preference Share accrues at the sterling rate as from the dividend payment date immediately before the changeover date. The preferential dividends are payable to holders on the register at the record date set by the Company's Board of Directors.

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

      - catastrophic events involving the Group's principal distribution facilities;

      -     general economic trends affecting demand for our products; and

      -     risks related to international operations.

Currency exchange rate. Movements in exchange rates can have a significant impact on the Group's results which are reported in sterling. This is a translation risk rather than a specific cash flow risk. In Fiscal 2003, 45% of the Group's net sales were derived from the US. The net translation effect of changes in the US dollar average exchange rates between Fiscal 2002 and Fiscal 2003 was to reduce Group sales by L27.0 million, with the US dollar average exchange rate in Fiscal 2002 of L1=$1.53 compared to Fiscal 2003 of L1=$1.66. Transaction risk also arises principally in respect of sales denominated in Euros, when the associated purchases are denominated in sterling. A weak Euro will therefore have a negative impact on earnings and the Group hedges this risk through forward contracts.

Distribution facilities. The Group has two principal distribution facilities, South Carolina, US, and Leeds, England, from which a significant proportion of the Group's sales are dispatched. Any catastrophic event to either of these facilities would have a significant impact on the Group's business.

Economic trends. Over the past three years a worldwide economic downturn has resulted in a decline in the demand for electronic components. The decreased demand has negatively impacted our financial performance. As a result of unfavorable general economic conditions and reduced spending by customers, our sales have declined over the last few years. For example, our net sales decreased from L806.4 million for Fiscal 2001 to L764.6 million for Fiscal 2003. Although there are recent indications of strengthening demand in North America, if the economic downturn were to continue it could cause additional adverse impacts on our financial performance, including decreased earnings and reduced cash flow.

International operations. The Company operates principally in the United States, United Kingdom and mainland Europe and also has offices in 21 countries including Canada, Mexico, Singapore, Hong Kong, Malaysia, China, Australia and Brazil. Accordingly, the Company is subject to risks commonly associated with international operations including the following:

      -     fluctuations in currency exchange rates;

      -     transportation delays and interruptions;

      -     political and economic instability and disruptions;

      -     the imposition of duties and tariffs;

      -     import and export controls;

      -     labor unrest and current and changing regulatory environments;

      -     difficulties in staffing and managing multi-national operations;

      -     limitations on our ability to enforce legal rights and remedies; and

      -     potentially adverse tax consequences.

Any of these events could have an adverse effect on our international operations in the future by reducing the demand for our products, decreasing the prices at which we can sell our products or otherwise having an adverse effect on our business, financial condition or results of operations. In addition, we may not be able to operate in compliance with foreign laws and regulations, or comply with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject, in the event that these laws or regulations change.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Premier Farnell was incorporated in England and Wales in 1966 as a private company under the name Farnell Limited. It re-registered as a public company with the name Farnell Electronics PLC ("Farnell") in 1981. The present name, Premier Farnell plc, was adopted on April 11, 1996 in connection with the acquisition of Premier Industrial Corporation ("Premier"). The Company's registered office is Farnell House, Forge Lane, Leeds, LS12 2NE, England and the telephone number is +44 (0) 870 129 8608.

The Group is a marketer and distributor of electronic, electrical, electromechanical and industrial components principally in the United States (the "US"), the United Kingdom (the "UK") and mainland Europe. The Group currently has offices in 21 countries, principally in the territories described above, but also in Canada, Mexico, Singapore, Hong Kong, Malaysia, China, Australia and Brazil. The Group offers a broad range of products, including semiconductors, connectors, electromechanical products and passive components, as well as other products used in the electronics industry, such as consumable spares, soldering equipment and supplies, hand tools, test equipment and health and safety equipment for the industrial maintenance and repair market. The Group also produces and distributes high-performance fire fighting components for the original equipment manufacturer ("OEM"), industrial and replacement markets and distributes repair products and hand tools for the automotive aftermarket, electrical connectors and wire and cable harnesses for the industrial market.

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

The implementation of the Challenge Program is now complete in the Group's major markets in the US and UK.

On February 28, 2001, the Company sold Brooks Technology, based in North America, and on March 30, 2001, the Company sold its automotive and industrial products distribution business in North America. Together, these two businesses contributed L53.8 million of sales and L0.6 million of operating income in Fiscal 2000. In Fiscal 2001, these businesses contributed L7.1 million of sales and L0.2 million of operating income in the period prior to the sale.

On July 2, 2001, the Company acquired Buck & Hickman Limited, a UK catalog distributor of industrial products. In Fiscal 2001, Buck & Hickman Limited contributed L52.9 million of sales and L3.6 million of operating income in the period following acquisition. In Fiscal 2002, the first full year of ownership, Buck & Hickman Limited contributed L96.1 million of sales and L5.8 million of operating income.

On June 28, 2002, the Company sold its D-A Lubricant business, part of the Industrial Products Division in North America. This business contributed L15.3 million of sales and L0.4 million of operating income in Fiscal 2001 and L5.4 million of sales and L0.1 million of operating loss in Fiscal 2002 prior to the date of sale.

In July 2003, the Company sold Maintenance Inc., a distributor of asphalt resurfacing products and part of the Industrial Products Division. That business contributed L0.7 million of sales and L0.1 million of operating income in the period prior to the date of sale.

In February 2004, the Company acquired the assets of GFE Manufacturing, a US manufacturer and distributor of lighting, water flow testing and measurement equipment and related products for the fire fighting industry. In calendar year 2003, the business had sales of $4 million.

In February 2003, the Company announced the rebranding of certain businesses within the Marketing and Distribution Division to reflect the major investments made by the Group to improve the quality of its information management systems, the closer working relationship of those businesses to provide improved customer service, and to signal to customers the range and depth of services that those businesses can now provide and how they work together in providing them.

Management believes that the rebranding with a new visual identity and addition of the suffix "InOne" communicates the Group's progress and retains the historical value of existing business names. In connection with the rebranding, in March 2003, Newark Electronics began doing business as Newark InOne and MCM Electronics began doing business as MCM, an InOne company, and in May 2003, Buck & Hickman Limited began doing business as BuckHickman InOne. In May 2003, Farnell completed the implementation of the rebranding to Farnell InOne, which was begun in March 2003. The rebranding resulted in a one-time charge of L2.4 million incurred in Fiscal 2003.

CAPITAL EXPENDITURES

Amounts spent on property, plant and equipment amounted to L24.8 million in Fiscal 2001, L24.9 million in Fiscal 2002 and L20.4 million in Fiscal 2003.

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

In Fiscal 2002, capital expenditures included L18.5 million on computer systems. The Group spent L10.8 million on front-office, customer facing systems based around CRM systems and an additional L7.7 million was spent in enhancing existing systems, including expenditures at Newark InOne and Farnell InOne to facilitate the integration of the front-office systems with the back-office systems. The front-office systems were successfully deployed at Farnell InOne's UK business in November 2002. The Group also spent L2.6 million on its new distribution center in Liege, Belgium. During Fiscal 2002, surplus properties were sold for L1.7 million before tax.

In Fiscal 2003, capital expenditures included L13.5 million on computer systems. The Group spent L5.9 million on the completion of the deployment of the new front-office systems based around CRM software and an additional L7.6 million was spent in enhancing existing systems. The integrated front-office systems were rolled out across Newark InOne's branch and business contact center infrastructure in March 2003. The primary contract for the delivery of the front office suite of systems has now been completed at a total cost of some L40 million, which was incurred over the last four years. Capital investment in the Liege distribution center amounted to L2.8 million in the year. During Fiscal 2003, surplus properties were sold for L2.6 million before tax.

The Group funds its capital expenditures through cash from operations and borrowing facilities.

BUSINESS OVERVIEW

The Company classifies its operations into two divisions - the Marketing and Distribution Division and the Industrial Products Division.

Net sales information for each of the divisions appears below:

                                                          FISCAL YEAR ENDED
                                              FEBRUARY 3,     FEBRUARY 2,       FEBRUARY 1,
(IN LM)                                          2002            2003            2004
                                              -----------     -----------       -----------
Marketing and Distribution
Division
     Americas                                       373.7           311.6             286.1
     Europe and Asia Pacific                        314.5           348.6             382.1
                                              -----------     -----------       -----------
                                                    688.2           660.2             668.2
Industrial Products Division                        118.2            98.8              96.4
                                              -----------     -----------       -----------
Total Net Sales                                     806.4           759.0             764.6
                                              ===========     ===========       ===========

The Marketing and Distribution Division markets electronic, electrical, industrial components and products and spares for consumer appliances and consists of five operations: Newark InOne and MCM, an InOne company, in the Americas and Farnell InOne, BuckHickman InOne and CPC in Europe and Asia Pacific. The Industrial Products Division produces and distributes high-performance fire fighting components for the OEM and replacement markets and distributes repair products and hand tools for the automotive aftermarket, electrical connectors and equipment for the industrial maintenance and repair market and wire and cable harnesses for the industrial markets. The Industrial Products Division consists of four operations: Akron Brass, Kent, Cadillac Electric and TPC Wire & Cable.

Neither division is dependent upon a single customer, the loss of which would have a material adverse effect on the Group.

MARKETING AND DISTRIBUTION DIVISION - THE AMERICAS

The Americas are served by Newark InOne, headquartered in Chicago, Illinois, US, and MCM, headquartered in Dayton, Ohio, US. Newark InOne is a small-quantity, high service marketer and distributor of electronic components and test equipment and MCM is a marketer and distributor of electronic components, spare parts and accessories.

Newark InOne markets and distributes electronic components and electrical products, including microprocessors, switches, relays, semiconductors, electronic interconnection devices, integrated circuits, capacitors, resistors, connectors and test equipment. Newark InOne provides customers with a wide range of products and services and a number of ordering and delivery options that make it possible for Newark InOne to deliver its products promptly in the US, Brazil, Canada or Mexico. Newark InOne also provides a complementary specialist sourcing service for non-stocked items.

Newark InOne supplies products to a broad range of customers, including small quantity manufacturers, research and development departments, repair and maintenance organizations, governmental agencies, electrical contractors, design engineers, electronic service dealers, industrial customers and universities and other educational establishments. Newark InOne offers customers a variety of sales channels, including a local branch network, field sales, national account and business contact centers, e-commerce, catalog and direct marketing. Newark InOne also publishes an annual catalog that serves as a reference manual for electronic components.

Newark InOne's branch network is one of its most important marketing channels. As part of the Challenge Program, Newark InOne began a program of investment in branch offices in Fiscal 2000. This included the installation of computers and associated staff training in readiness for the new CRM software, implemented as part of the Challenge Program. CRM software enables customer data to be collected in a structured manner, allowing for more efficient telemarketing and more targeted direct mail activity. In March 2003, the integrated CRM system became operational in the Newark InOne branches and business contact centers. This system replaced the interim CRM solution installed in Newark InOne's business contact centers in Fiscal 2001. Currently, Newark InOne operates 41 branch offices and 2 business contact centers.

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

Newark InOne, as well as Farnell InOne and BuckHickman InOne, has continued to pursue a strategic initiative to develop the business of key accounts, typically consisting of larger customers, including the identification of customers who operate on a national or international scale, and to provide a tailored service to meet their needs.

Newark InOne has established eProcurement capabilities and expertise and provides its eProcurement customers with a convenient and flexible electronic method of purchasing products. In addition, Newark InOne has focused on providing vendor managed inventory systems to its customers. MCM has developed customized extranets, providing a highly personalized service for its large customers.

MARKETING AND DISTRIBUTION DIVISION - EUROPE AND ASIA PACIFIC

Europe and Asia Pacific are served by Farnell InOne, headquartered in Leeds, England, BuckHickman InOne, based in Coventry, England and CPC, based in Preston, England.

Farnell InOne is a small order, high-service marketer and distributor of electronic, electrical and industrial products and has offices in 19 countries across Europe and Asia Pacific. Farnell InOne offers a range of components including semiconductors, connectors, optoelectronic products and displays, wire and cable, resistors, capacitors, pneumatics, hydraulics, HVAC products, hand and power tools, health and safety equipment and laboratory equipment. Farnell InOne offers next-day delivery of most stocked items to customers in the UK, Europe, Asia and Australasia.

Farnell InOne's customer base, which is similar to Newark InOne's, includes small quantity manufacturers, research and development departments, repair and maintenance organizations, governmental agencies, electrical contractors, electronic service dealers, industrial customers and universities and other educational establishments. Farnell InOne offers a variety of sales channels, including catalogs, direct-mail, field sales, national accounts, business contact centers, CD-ROM, web-based services and eProcurement. Each year, Farnell InOne publishes paper catalogs, as well as many targeted direct-mail brochures and electronic catalogs for web sites and related e-commerce applications.

In order to provide customers throughout the world with access to the electronic and electrical products from both Newark InOne and Farnell InOne, Newark InOne and Farnell InOne are continuing to integrate their product ranges. Jointly, Newark InOne and Farnell InOne have entered into worldwide agreements with a number of suppliers. These agreements give customers worldwide access to a comprehensive range of product offerings. In Fiscal 2003, the Newark InOne Direct Ship service was commenced. This service offers customers in Europe and Asia Pacific access to approximately 70,000 Newark InOne products with rapid direct delivery.

BuckHickman InOne is a marketer and distributor of industrial products including tools, consumables and health and safety equipment and is an authorized UK distributor for many leading industrial tools and supplies manufacturers. Additionally, BuckHickman InOne is the exclusive distributor of its Roebuck brand of industrial products. BuckHickman InOne sells through catalogs, a website, its own network of 29 UK sales branches and its sales force. BuckHickman InOne provides vendor managed inventory services to many of its customers.

CPC is a marketer and distributor of electrical and electronic equipment, components, spare parts and accessories to retailers, installers and repairers of electronic consumer appliances and office equipment, educational establishments and a range of industrial customers. The markets for these products in the UK have changed considerably over the past five years, as falling retail prices have made new purchases more attractive than repair. As a consequence, CPC has targeted new growth markets, such as computer accessories, security, education and other specialized sectors. CPC publishes catalogs annually which are sent to customers throughout the UK and Ireland. The catalogs are supplemented by frequent mailings featuring new products and special offers.

The Marketing and Distribution Division has benefited from a range of cross-selling opportunities, with BuckHickman InOne now selling Farnell InOne and CPC products to its customers, and Farnell InOne now selling BuckHickman InOne products in the UK and Ireland.

In November 2002, the integrated CRM system became operational at the UK business contact center, which replaced the interim CRM solutions installed in Fiscal 2001. Farnell InOne and BuckHickman InOne have increased their service offerings and have continued to install vendor-managed inventory systems throughout the UK, which complement other stockroom management initiatives.

Farnell InOne and Newark InOne have now established in aggregate approximately 282 eProcurement relationships.

Farnell InOne has its main distribution center in Leeds, England as well as regional distribution centers in Belgium, Australia, Malaysia, Singapore and China. BuckHickman InOne maintains a national distribution center in Coventry, England and CPC's distribution center is in Preston, England.

INDUSTRIAL PRODUCTS DIVISION

The Industrial Products Division produces and distributes high-performance fire fighting components for the OEM, industrial and replacement markets, electrical connectors and equipment for the industrial maintenance and repair market and high endurance wire and cable for industrial customers located primarily in the US and Canada. The Division also distributes repair products and hand tools for the automotive aftermarket to customers located primarily in Europe. The Division markets its product lines through separate businesses, each with its own sales force. Products are sold by field representatives, its sales personnel and independent dealers and distributors. The Division operates distribution facilities in the US, Canada, Mexico and France.

BREAKDOWN OF NET SALES BY GEOGRAPHIC MARKETS

The table below sets forth a breakdown of total Group net sales by geographic market for Fiscal 2003, Fiscal 2002 and Fiscal 2001, respectively:

                                                 FISCAL YEAR ENDED
                                    FEBRUARY 3,      FEBRUARY 2,      FEBRUARY 1,
(IN LM)                                2002             2003             2004
                                    -----------      -----------      -----------
     Americas                             456.9            375.3            343.2
     United Kingdom                       215.5            251.6            270.6
     Rest of World                        134.0            132.1            150.8
                                    -----------      -----------      -----------
     Total Net Sales                      806.4            759.0            764.6
                                    ===========      ===========      ===========

SUPPLY ARRANGEMENTS

The Group obtains products from a variety of sources, and certain product lines are purchased pursuant to distributor agreements. These agreements are typically for periods of one year, renewable annually, are non-exclusive, and authorize the Group generally to sell a supplier's product range in one or more countries. These agreements may be cancelled by either party on short notice, and, upon cancellation by a supplier, generally provide for a return of the supplier's inventory. Purchases by the Group of finished products for distribution are significant and the Group believes that it generally has good relationships with its suppliers. However, the loss of certain suppliers could have an adverse effect on the business of particular divisions. Under the Group's global supplier program, the Group intends to continue to build upon its global relationships with certain suppliers which present opportunities to serve customers better by sharing data, bringing new products rapidly to market and providing access to a greater range of products. In respect of new product lines and products which are subject to relatively fast technological change (e.g., semiconductors), the Group typically has protection from potential inventory losses through a right to return to the supplier for credit new products that do not sell as anticipated or products that become obsolete, as defined in the applicable supply contract.

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

IMPACT OF GOVERNMENTAL REGULATION

The Group has ongoing responsibility for environmental monitoring and remediation activities at a formerly-owned facility in the US. The estimated costs of such activities are not expected to be material. In addition, the Group has been involved with several third-party waste disposal sites in various states for which it has been named a potentially responsible party under applicable environmental laws. Such laws can impose joint and several liability upon each party at a given site; however, based on the number of other companies involved in the process and the relatively small volume of waste attributed to the Group, the extent of the Group's allocated financial contribution to the investigation and remediation of these sites is not expected to be material.

European Directives dealing with the restriction of the use of hazardous substances ("RoHS") and waste electronic and electrical equipment ("WEEE") will affect the Group's business in the future. The Directives require implementation into the national law of European Union member states, and the principal provisions will take effect from July 2006 and August 2005, respectively.

The RoHS Directive effectively prohibits the use of certain undesirable substances (including lead, cadmium and mercury) in electronic and electrical products from July 2006. The WEEE Directive imposes obligations relating to the collection, recycling and disposal of waste electronic and electrical equipment. The primary purpose of both Directives is protection of human health and the environment.

Legislation similar to the European Directives has been proposed in certain states in the US and provinces in Canada, as well as in China. A large number of the items distributed by the Group will be affected by the Directives and any similar legislation, as will the products manufactured or assembled by the Group's customers. The Group has formed a management team to work closely with customers and suppliers to ensure compliance with the new legislation and to provide information and assistance in working through the significant changes that will be required within the electronics industry.

The European Directives must be implemented into the national law of the various member states of the European Union. In most member states, the consultation process leading to the implementation of legislation is ongoing and, until such legislation is finalized, there will remain an element of uncertainty as to the precise impact of any laws actually adopted pursuant to the European Directives on the Group's businesses.

Organizational Structure

The principal operating subsidiaries of the Company, each of which is wholly-owned, are as follows:

                                                                                 COUNTRY OF
                                                                                INCORPORATION
NAME OF PRINCIPAL SUBSIDIARY                                                    AND OPERATION
----------------------------                                                    -------------
Farnell Electronic Components Ltd                                               UK
Farnell Electronic Components Pty Ltd                                           Australia
Farnell Electronic Components Limited                                           New Zealand
Farnell Italia Srl                                                              Italy
Farnell InOne GmbH                                                              Germany
Farnell Danmark AS                                                              Denmark
Oy Farnell (Finland) AB                                                         Finland
Farnell Components AB                                                           Sweden
Farnell AG                                                                      Switzerland
Farnell Components (Ireland) Limited                                            Eire
Farnell (France) SAS                                                            France
Farnell (Netherlands) BV                                                        Netherlands
Farnell-Newark InOne Distribuidora de Componentes Eletronicos
Ltda.                                                                           Brazil
Farnell Newark InOne (Shanghai) Co. Ltd.                                        China
Farnell Components Pte Ltd                                                      Singapore
Farnell Components (M) SDN BHD                                                  Malaysia
Farnell Components (HK) Ltd                                                     Hong Kong
Farnell (Belgium) NV                                                            Belgium
Farnell Components SL                                                           Spain
Combined Precision Components PLC                                               UK
Premier Farnell UK Limited                                                      UK
Newark Corporation                                                              USA
Newark Electronics Corporation                                                  USA
MCM Electronics, Inc                                                            USA
Premier Farnell, LLC                                                            USA
Premier Farnell Canada Limited                                                  Canada
NV Premier Industrial Belgium SRL                                               Belgium
Premier Industrial Deutschland GmbH                                             Germany
Premier Industrial Holland BV                                                   Netherlands
Premier Industrial France SARL                                                  France
Premier Industrial Italia Srl                                                   Italy
Premier Industrial (UK) Ltd                                                     UK
Premierco Espana SL                                                             Spain
TPC Wire and Cable de Mexico SRL de CV                                          Mexico
Premier Farnell Electronics de Mexico SRL de CV                                 Mexico

PROPERTY, PLANTS AND EQUIPMENT

The principal property, plants and equipment of the Company, are as follows:

                                                           AREA SQUARE
     FACILITY                    LOCATIONS                   FOOTAGE                      USES                  OWNED/LEASED
----------------------  ---------------------------        -----------          ------------------------------  ------------
Akron Brass             Wooster, Ohio, US                      113,000          Office, research and            Owned
                                                                                development, and manufacturing

Akron Brass             Wooster, Ohio, US                       29,575          Foundry                         Owned

BuckHickman InOne       Coventry, England                       80,000          Office and distribution center  Leased

CPC Distribution        Preston, England                       175,000          Office and distribution center  Owned
Center

Maybrook Distribution   Leeds, England                         244,000          Distribution center             Owned
Center

European Distribution   Liege, Belgium                         162,000          Distribution center             Leased
Center (1)

Newark InOne            Chicago, Illinois, US                  145,000          Corporate Offices - Newark      Owned
Ravenswood                                                                      InOne

Gaffney Distribution    Gaffney, South Carolina, US            225,000          Distribution center             Owned
Center

Premier Farnell London  London, England                          3,400          Corporate Offices               Leased

Premier Farnell Armley  Leeds, England                          27,200          Corporate Offices               Owned

Farnell InOne           Leeds, England                         131,000          Corporate Offices - Farnell     Owned
                                                                                InOne and Distribution Center

                                                           AREA SQUARE
     FACILITY                    LOCATIONS                   FOOTAGE                      USES                  OWNED/LEASED
----------------------  ---------------------------        -----------          ------------------------------  ------------
Premier Farnell         Independence, Ohio, US                  21,200          Corporate Offices and TPC Wire  Leased
North America                                                                   & Cable headquarters

MCM Distribution        Springboro, Ohio, US                   131,000          Distribution center             Owned
Center

----------

(1) The Company has an option for an additional warehouse to be constructed on adjacent land comprising 160,000 square feet to be exercised before September 2008.

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

OVERVIEW

In January 1999, the Group announced the Challenge Program, a L90 million capital and revenue investment program. Part of this program was the implementation and monitoring of the interdependent initiatives developed throughout the Group. The program focused on e-commerce, customer relationship management and publication management systems, logistics and customer service, data management and analysis, marketing initiatives, business contact centers and training. The final major elements of this program were completed with the deployment of the integrated front-office systems at Farnell InOne's UK business in November 2002 and across Newark InOne's branch and call center infrastructure in March 2003.

On February 28, 2001, the Company sold Brooks Technology, part of the Industrial Products Division in North America, for L9.5 million. On March 30, 2001, the Company sold the automotive and industrial products distribution business of the Industrial Products Division in North America for

L24.7 million. Taken together, these two businesses contributed L53.8 million of sales and L0.6 million of operating income in Fiscal 2000 and L7.1 million of sales and L0.2 million of operating income in Fiscal 2001 in the period prior to the sale.

On July 2, 2001, the Company acquired Buck & Hickman Limited, now doing business as BuckHickman InOne, a UK catalog distributor of industrial products, for L66 million in cash, including the cost of the acquisition. For the period from acquisition, this business contributed L52.9 million of sales and L3.6 million of operating income in Fiscal 2001.

On June 28, 2002, the Company sold its D-A Lubricant business, part of the Industrial Products Division in North America for L4.3 million. In Fiscal 2001, this business contributed L15.3 million of sales and L0.4 million of operating income.

On July 31, 2003, the Company sold Maintenance Inc., part of the Industrial Products Division in North America, for L0.9 million. This business was not significant to the Group's results of operations.

On February 6, 2004, the Company acquired the assets of GFE Manufacturing, a US manufacturer and distributor of lighting, water flow testing and measurement equipment and related products for the fire fighting industry, for L2.5 million in cash. In calendar year 2003, the business had sales of L2.4 million.

OPERATING RESULTS

FISCAL 2003 COMPARED WITH FISCAL 2002 AND FISCAL 2001

Financial Overview. Fiscal 2002 and Fiscal 2003 were 52-week periods, whereas Fiscal 2001 was a 53-week period.

Net sales. Consolidated net sales decreased 5.9% from L806.4 million in Fiscal 2001 to L759.0 million in Fiscal 2002. Sales from BuckHickman InOne in Fiscal 2002 included in consolidated net sales amounted to L96.1 million compared to the prior year of L52.9 million, reflecting the acquisition of this business part way through Fiscal 2001. The contribution to sales provided by businesses sold in Fiscal 2002 and Fiscal 2001 was L5.4 million in Fiscal 2002 compared to L22.4 million in Fiscal 2001. The impact of the translation of overseas sales in Fiscal 2002 compared to Fiscal 2001 was unfavorable by L22.2 million due principally to the weakness of the US dollar against sterling.

Consolidated net sales increased by 0.7% from L759.0 million in Fiscal 2002 to L764.6 million in Fiscal 2003. The contribution to sales provided by businesses sold in Fiscal 2003 and Fiscal 2002 was L0.7 million in Fiscal 2003 compared to L7.0 million in Fiscal 2002. The net impact of the translation of overseas sales in Fiscal 2003 compared to Fiscal 2002 was unfavorable by L15.1 million, consisting of an unfavorable amount of L27.0 million as a result of the weakness of the US dollar against sterling and a favorable amount of L11.9 million arising from the strength of the Euro against sterling.

Consolidated net sales over the last three years have been affected by the worldwide economic downturn and the resulting decline in the market for electronic components. This economic downturn impacted the Group's sales from the start of Fiscal 2001. General industrial demand and activity in the electronics industry remained weak throughout Fiscal 2002 in the Group's primary North American and European markets. This continued into Fiscal 2003, but progress was made in growing new and existing business. In addition, signs of recovery were seen in the North American market in the second half of the year.

In Fiscal 2003, 45% of the Group's net sales were derived from the US. In Fiscal 2001, the strength of the US dollar increased the translated value of the Group's dollar net sales when compared to the prior fiscal year's sales, whereas in Fiscal 2002 and Fiscal 2003 the weakness of the US dollar decreased the translated value of the Group's dollar net sales when compared to the prior fiscal year. The results of the US businesses were translated into sterling in Fiscal 2001 at an average exchange rate of L1=US $1.43, in Fiscal 2002 at L1=US $1.53 and in Fiscal 2003 at L1=US $1.66. Reported results in future years could fluctuate significantly due to changes in the relative strengths of sterling and the US dollar. However, actual US dollar cash inflows are to a large degree naturally hedged by US dollar cash outflows. See Item 11 - "Quantitative and Qualitative Disclosures About Market Risk."

Similarly, reported results could fluctuate due to changes in the relative strengths of sterling and the Euro. The average Euro exchange rate was L1= E1.62 in Fiscal 2001, L1 = E1.58 in Fiscal 2002 and L1= E1.44 in Fiscal 2003. In Fiscal 2003, 14% of the Group's net sales were derived from Eurozone countries.

Cost of sales. Cost of sales was L473.2 million, L447.0 million, and L457.6 million in Fiscal 2001, Fiscal 2002 and Fiscal 2003, respectively. The resulting gross margin, representing the ratio of gross profit to net sales expressed as a percentage, was 41.3%, 41.1% and 40.2% respectively. Despite the decline in sales and the associated pressures on sales prices in a difficult market, gross margins in Fiscal 2002 were only slightly below Fiscal 2001. While the gross margin fluctuated in a relatively narrow range during Fiscal 2003, it was 0.9% below Fiscal 2002, reflecting a decline of approximately 2% in the Americas. This decline was due to a combination of focus on larger corporate accounts, the introduction of new products with a lower margin and more aggressive promotional activity in targeted areas.

Net operating expenses. Total net operating expenses decreased from L246.3 million in Fiscal 2001 to L231.7 million in Fiscal 2002 and increased to L238.2 million in Fiscal 2003. Total net operating expenses included amortization of goodwill arising on the acquisition of BuckHickman InOne of L1.5 million in Fiscal 2001 and L2.6 million in both Fiscal 2002 and Fiscal 2003. In addition, total net operating expenses in Fiscal 2003 included a one-time charge of L2.4 million relating to the rebranding of certain businesses within the Marketing and Distribution Division as discussed in Item 4 - "Information on the Company - History and Development of the Company." Total net operating expenses as a percentage of net sales was 30.5% in Fiscal 2001, 30.5% in Fiscal 2002 and 31.2% in Fiscal 2003. The operating margin in Fiscal 2001 and Fiscal 2002 remained unchanged notwithstanding a decrease in total sales in Fiscal 2001 and Fiscal 2002, primarily as a result of a cost reduction program. This cost reduction program was implemented across the organization early in the economic downturn. This program included staff reductions in Fiscal 2001 of 497 employees, representing 10% of the total work force, of which 415 were in North America. Costs incurred in connection with making these staff reductions amounted to L1.6 million. The full benefit of the cost reduction program in Fiscal 2001 was reflected in the net operating expenses for Fiscal 2002. In addition, cost controls were maintained throughout Fiscal 2002. Restructuring costs of L0.6 million were incurred in Fiscal 2002 relating to the closure of a warehouse in North America.

The increase in net operating expenses in Fiscal 2003 reflects the one-time rebranding charge of L2.4 million referred to above, together with an increase in the cost base of approximately L8 million from Fiscal 2002. The increase in the cost base relates mainly to the commencement of depreciation following deployment of customer relationship management systems, the incremental costs of establishing the full service warehouse near Liege, Belgium, and the net pension credit accounted for in accordance with UK GAAP, which decreased by L1.5 million. Restructuring costs of L0.8 million were incurred in Fiscal 2003, relating primarily to headcount reductions resulting from sales branch consolidations in North America.

The restructuring costs referred to above were offset by gains on the disposal of properties of L1.5 million, L0.5 million and L1.1 million in Fiscal 2001, Fiscal 2002 and Fiscal 2003, respectively.

Operating income. Total operating income was L86.9 million in Fiscal 2001, L80.3 million in Fiscal 2002 and L68.8 million in Fiscal 2003. Operating margin, representing the ratio of total operating income to net sales expressed as a percentage, was 10.8% in Fiscal 2001, 10.6% in Fiscal 2002 and 9.0% in Fiscal 2003. Despite the fall in sales in Fiscal 2002, the operating margin was only slightly below that in Fiscal 2001 reflecting the continued control of costs. The decrease in the operating margin in Fiscal 2003 reflects the decrease in gross margin, the one-time rebranding charge and the increase in the cost base referred to above.

Marketing and Distribution Division. The Marketing and Distribution Division represented 87% of the Group's sales in Fiscal 2003.

Net sales. Net sales of the Marketing and Distribution Division for Fiscal 2001, Fiscal 2002 and Fiscal 2003 by region are set out in the following table:

                                                                    NET SALES

LM                                      Fiscal 2001                Fiscal 2002                Fiscal 2003
                                        -----------                -----------                -----------
Americas                                   373.7                      311.6                      286.1

Europe & Asia Pacific                      314.5                      348.6                      382.1
                                           -----                      -----                      -----

MDD                                        688.2                      660.2                      668.2
                                           -----                      -----                      -----

For the Americas, the impact of the translation of overseas sales was unfavorable by L20.8 million in Fiscal 2002 compared to Fiscal 2001 and unfavorable by L22.5 million in Fiscal 2003 compared to Fiscal 2002, due to the relative weakness of the US dollar against sterling. For the Europe and Asia Pacific region, the impact of the translation of overseas sales was favorable by L1.9 million in Fiscal 2002 compared to Fiscal 2001 and favorable by L8.9 million in Fiscal 2003 compared to Fiscal 2002 due to the relative strength of the Euro against sterling. Sales from BuckHickman InOne, which was acquired in July 2001, amounted to L52.9 million in Fiscal 2001 and L96.1 million in Fiscal 2002, Fiscal 2002 being the first full year of ownership.

As noted above, sales of the Marketing and Distribution Division over the past three years have been impacted by the worldwide downturn in the economy. A slowdown in the US market was first seen in the final quarter of Fiscal 2000 due to the downturn in the demand for electronic components in the electronics and telecommunications sector. During Fiscal 2001, the downturn in the Americas spread to the rest of the world. In particular, Asia experienced a decline in sales consistent with that seen in the US and sales declines were also experienced in the UK and Germany, though at a lower rate. This downturn, combined with the general worldwide economic downturn, affected the broad industrial customer base throughout Fiscal 2001.

General industrial demand and activity in the electronics industry remained weak throughout Fiscal 2002 in the division's primary US and European markets. In the Americas, although sales declined in Fiscal 2002 they were relatively stable from May 2002 onwards. The Europe and Asia Pacific region also showed some sales improvement in the second half of the year.

During Fiscal 2001 and Fiscal 2002, the revenue investment program continued with focus on expansion of product range, international development, obtaining a deeper understanding of customers and markets, greater penetration of existing multi-national and large accounts and ongoing improvement of customer service.

In Fiscal 2003, while general industrial demand and activity in the electronics industry remained subdued for most of the year, progress was made in growing e-commerce sales, winning larger corporate account business and developing sales to specific customer segments, such as the US Federal Government. In addition, signs of recovery were seen in the Americas in the fourth quarter of Fiscal 2003. In Europe and Asia Pacific, sales growth was experienced throughout the year.

The Marketing and Distribution Division e-commerce sales have grown significantly over the last three years and reached L71 million in Fiscal 2003. Sales through websites, generally to smaller customers, increased as system improvements were implemented across the businesses. Business transacted through e-procurement channels rose by 77% in North America in Fiscal 2003 and by 200% in the Europe and Asia Pacific region.

Operating income. Operating income of the Marketing and Distribution Division was L77.1 million in Fiscal 2001 (Americas L38.4 million, Europe and Asia Pacific L38.7 million), L72.6 million in Fiscal 2002 (Americas L33.0 million, Europe and Asia Pacific L39.6 million) and L62.6 million in Fiscal 2003 (Americas L25.8 millioN, EUrope and Asia Pacific L36.8 million).

Operating margin.  Operating margin was as follows:

                                            Fiscal 2001       Fiscal 2002      Fiscal 2003
                                            -----------       -----------      -----------
Americas                                          10.3%             10.6%             9.0%
Europe and Asia Pacific                           12.3%             11.4%             9.6%
                                                  ----              ----              ---
Marketing and Distribution
Division                                          11.2%             11.0%             9.4%
                                                  ----              ----              ---

The operating margin for the Marketing and Distribution Division in Fiscal 2002 was only slightly below Fiscal 2001 reflecting the tight control of costs. The slight increase in the Americas was offset by the decline in Europe and Asia Pacific which reflected a full year of operating results from BuckHickman InOne which has a lower operating margin. The decrease in the operating margin in Fiscal 2003 reflects the increase in the cost base discussed above, which related mainly to the commencement of depreciation following deployment of customer relationship management systems in North America (March 2003) and the UK (November 2002) and the incremental cost of the warehouse near Liege, Belgium, which services the Europe and Asia Pacific region. In addition, the operating margin in Fiscal 2003 was impacted by the one-time rebranding charge of L2.4 million, of which L1.2 million related to the Americas and L1.2 million related to Europe and Asia Pacific. The gross margin decline in the Americas in Fiscal 2003 referred to above also impacted the operating margin, although this was partially mitigated by continued cost control.

Industrial Products Division. As noted above, this Division disposed of two businesses in Fiscal 2001 and one business in each of Fiscal 2002 and Fiscal 2003.

Net sales of the Industrial Products Division in Fiscal 2001 were L118.2 million, decreasing to L98.8 million in Fiscal 2002 and to L96.4 million in Fiscal 2003. The decrease in sales in Fiscal 2002 was primarily a result of the sale of the businesses during the previously disclosed periods. The impact of the translation of overseas sales was unfavorable by L3.3 million in Fiscal 2002 compared to Fiscal 2001 due to the weakness of the US dollar against sterling. The impact of the translation of overseas sales was unfavorable by L1.5 million in Fiscal 2003 compared to Fiscal 2002, with the unfavorable impact from the weakness of the US dollar against sterling of L4.5 million being partly offset by the favorable impact from the strength of the Euro against sterling of L3.0 million.

In Fiscal 2002, sales of high performance fire fighting components were L33.2 million compared to L34.9 Million in Fiscal 2001. This decline in sales was due to the unfavorable impact of the US dollar against sterling. Sales to the US municipal and original equipment markets improved, although the industrial segment was weaker. In Fiscal 2003, sales were similar to the prior year at L33.5 million, reflecting the unfavorable impact of the weakness of the US dollar against sterling, which reduced sales by L2.6 million. Despite a subdued core market, the business successfully expanded into the industrial market, highlighted by a major order delivered in the fourth quarter. The completion of the $7 million expansion and upgrade to the manufacturing facility in Fiscal 2001 has significantly enhanced manufacturing capacity and efficiency enabling the business to generate a higher gross margin for its products.

In each of Fiscal 2001 and Fiscal 2002, sales of repair products and hand tools for the automotive aftermarket were L35.0 million. A sales force salary restructuring program was completed in Fiscal 2002 with the sales force moving from a commission only to a salary based scheme. Despite some disruption in France as a result of the implementation of this new restructuring program, sales productivity levels have generally increased. In Fiscal 2003, sales grew 12.0% to L39.2 million despite unfavorable market conditions, although L3.0 million of this sales increase was due to the favorable impact of the strength of the Euro against sterling. The customer base increased as the business maintained high levels of service throughout the year.

In Fiscal 2002, sales of wire and cable to the North American automotive and steel industries were L12.8 million compared to L13.6 million in Fiscal 2001. In Fiscal 2003, sales declined 5.5% to L12.1 million, again due to the impact of the weak US dollar against sterling. The business' major markets have continued to suffer from downturns, which have now lasted several years. The business has offset the weak demand from the automotive and steel sectors by introducing new products, targeting the marine, food and Government sectors and expanding its sales efforts in Canada and Mexico.

Operating income of the Industrial Products Division was L17.7 million in Fiscal 2001, L15.2 million in FiscaL 2002 and L13.7 million in Fiscal 2003. The decline in Fiscal 2002 reflects the impact of the business disposals referred to above, the impact of the disruption in France arising from the sales force restructuring program, a gain on disposal of excess properties in Fiscal 2001 and the impact of currency translation. The decline in Fiscal 2003 reflects the impact of the disruption in France, which continued into the first half of the year, and the impact of currency translation.

Loss on Disposal of Businesses, Income Before Taxes, Income Taxes and Net Income. The loss on disposal of businesses in Fiscal 2001 of L11.0 million and in Fiscal 2002 of L4.8 million and the gain on disposal of businesses in Fiscal 2003 of L0.1 million relate to the sale of certain of the businesses of the Industrial Products Division. In Fiscal 2001, the gain on the net assets sold, net of costs, amounted to L14.6 million, which was offset by goodwill relating to the acquisition of these businesses of L25.6 million, which had previously been eliminated against reserves in accordance with UK GAAP. In Fiscal 2002, the loss on the net assets sold, net of costs, amounted to L2.3 million. The reported loss was increased by L2.6 million to L4.9 million, reflecting the goodwill relating to the acquisition of this business, which had previously been eliminated against reserves in accordance with UK GAAP. In Fiscal 2002, L0.1 million of deferred consideration was received in respect of the disposals in Fiscal 2001. In Fiscal 2003, the gain on net assets sold, net of costs, amounted to L0.5 million. This gain was reduced by L0.4 million to L0.1 million to reflect goodwill relating to the acquisition of this business, which had previously been eliminated against reserves in accordance with UK GAAP.

Income before taxes in Fiscal 2001, Fiscal 2002 and Fiscal 2003 was L60.0 million, L59.8 million and L54.6 million, respectively, after net interest payable of L15.9 million, L15.7 million and L14.3 million, respectively. The majority of this interest relates to the US dollar-denominated debt. The interest charge in Fiscal 2002 was similar to Fiscal 2001. The interest charge in Fiscal 2003 was L1.4 million less than in Fiscal 2002, primarily as a result of the impact of the favorable US dollar exchange rate. The impact of the translation of overseas income before taxes in Fiscal 2002 was unfavorable by L0.9 million and in Fiscal 2003 was favorable by L0.2 million, due to the rate of exchange of both the US dollar and Euro against sterling.

Taxes on income were L21.4 million, L18.2 million and L15.6 million in Fiscal 2001, Fiscal 2002 and Fiscal 2003, respectively. The tax charge in Fiscal 2002 is net of a tax credit of L0.9 million arising on the disposal of businesses. No tax charge or credit arose on the disposals in Fiscal 2001 or Fiscal 2003. The effective rate of income tax was 29.5%, 28.4% and 27.3% in Fiscal 2001, Fiscal 2002 and Fiscal 2003, respectively. The effective tax rates are calculated as follows:

                                                                     FISCAL 2001     FISCAL 2002    FISCAL 2003
                                                                         LM               LM             LM
Income before taxes                                                         60.0            59.8           54.6
   Loss/(gain) on disposal of businesses                                    11.0             4.8           (0.1)
   Goodwill amortization                                                     1.5             2.6            2.6
                                                                     -----------     -----------    -----------
Income before taxes, goodwill amortization and loss
/gain on disposal of businesses                                             72.5            67.2           57.1
                                                                     -----------     -----------    -----------
Taxes on income                                                             21.4            18.2           15.6
Tax credit on disposal of businesses                                           -             0.9              -
                                                                     -----------     -----------    -----------
Taxes on income excluding tax credit on disposal of
businesses                                                                  21.4            19.1           15.6
                                                                     -----------     -----------    -----------
Effective rate of income tax                                                29.5%           28.4%          27.3%
                                                                     -----------     -----------    -----------

The effective rates of income tax include tax credits arising from the favorable settlement of earlier years' tax liabilities of L0.7 million, L1.0 million and L1.1 million in Fiscal 2001, Fiscal 2002 and Fiscal 2003, respectively. The actual amount of income taxes paid in each of these years was L27.4 million, L12.7 million and L14.5 million, respectively. Taxes paid in Fiscal 2002 benefited by approximately L9.0 million as a result oF tax repaid from prior years.

Net income for the year was L38.6 million in Fiscal 2001, L41.6 million in Fiscal 2002 and L39.0 million in Fiscal 2003.

FOREIGN CURRENCY

A substantial proportion of the Group's net sales and expenses are denominated in US dollars and Euros. The impact of the movements in these exchange rates on the Group's financial results is discussed above. The management of the Group's exposure to movements in foreign exchange rates is discussed in "Quantitative and Qualitative Disclosures About Market Risk".

INFLATION

Generally, the Group's costs are affected by inflation, which can impact future results.

LIQUIDITY AND CAPITAL RESOURCES

The Group's liquidity requirements arise primarily from capital investment, obligations on indebtedness and working capital needs.

Net cash flow from operating activities amounted to L107.1 million for Fiscal 2001, L92.0 million for Fiscal 2002 and L70.0 million for Fiscal 2003. Cash flow for Fiscal 2001 was supported by a reduction in working capital, while cash flow for Fiscal 2003 was impacted by an increase in inventories to support broader product ranges.

The Company believes that current available bank facilities will be sufficient to support the Group's working capital requirements for at least the next twelve months.

The Group's current assets consist primarily of accounts receivable and inventory. The Group's current assets as a percentage of total assets have remained relatively consistent at 70.7%, 70.2% and 71.9% in Fiscal 2001, Fiscal 2002 and Fiscal 2003, respectively.

Net cash payments for capital expenditures and financial investment in Fiscal 2001, Fiscal 2002 and Fiscal 2003 were L24.1 million, L23.2 million and L17.8 million, respectively. Details of capital expenditures in these years are provided in "Information on the Company - Capital Expenditures." For Fiscal 2004, capital expenditures are expected to be in the range of L15 million to L20 million, and relate principally to expenditure on information technology development.

In Fiscal 2001, Fiscal 2002 and Fiscal 2003, L27.5 million, L3.3 million and L0.5 million, respectively, of net cash was generated from the disposal of businesses. The acquisition of Buck & Hickman Limited on July 2, 2001 for L66 million was funded from existing facilities and cash resources.

During Fiscal 2002, pursuant to the terms of a special conversion right for holders of Preference Shares (the "Special Conversion Right"), holders of Preference Shares were entitled to receive a one-time payment in lieu of the preference dividend in respect of those Preference Shares converted of 19.8 pence for each Sterling Preference Share converted and $0.30 for each Dollar Preference Share converted. As a result of the Special Conversion Right, 19,530,070 Preference Shares were converted into 89,838,310 Ordinary Shares. Costs in respect of the Special Conversion Right amounted to L0.9 million.

In addition, in July 2002 the Company purchased in the open market and cancelled a total of 643,964 of its own Preference Shares at a cash cost of L8.3 million, and in March 2003 the Company purchased in the open market and cancelled an additional 197,000 of its own Preference Shares at a cash cost of L2.3 million. From time to time and subject to shareholder approval, the Company may repurchase its Preference Shares and Ordinary Shares.

As a result of the conversions in connection with the Special Conversion Right and the repurchase of Preference Shares, dividends paid on preference shares in Fiscal 2003 amounted to L6.6 million (Fiscal 2002: L10.8 million and Fiscal 2001: L26.1 million) and dividends paid on ordinary shares amounted to L32.6 million (Fiscal 2002: L28.1 million, Fiscal 2001: L24.5 million).

Indebtedness. In June 2003, the Group raised $225 million of new funding in the US private placement market consisting of $66 million of senior notes payable 2010 and $159 million of senior notes payable 2013 at fixed interest rates of 5.3% and 5.9%, respectively. This funding was drawn down on June 13, 2003 and was arranged principally to refinance $155 million of 7.0% senior notes repayable on June 17, 2003 and for other general corporate purposes.

The Company's net debt of L201.9 million at February 1, 2004 consisted of gross debt of L233.6 million less cash at bank and on hand of L31.7 million. The gross debt represents unsecured loans, consisting of L85.2 million ($155 million) of 7.2% US dollar guaranteed senior notes payable June 2006, L36.3 million ($66 million) of 5.3% US dollar guaranteed senior notes payable June 2010, L87.4 million ($159 million) of 5.9% US dollar guaranteed senior notes payable June 2013, amounts borrowed under the Company's bilateral bank facilities of L20.0 million, unsecured bank overdrafts of L2.8 million, and other borrowings of L1.9 million. The Company's bilateral banK facilities consist of multi-currency revolving facilities totaling L122.5 million, which carry a LIBOR- based floating rate of interest and are committed until 2006. As of April 1, 2004, these facilities were drawn down by L28 million.

Gross debt at February 1, 2004 is repayable as follows:

                                                                  Lm
Within Fiscal Year ending January 2005                           2.9
Within Fiscal Year ending January 2006                           0.1
Within Fiscal Year ending January 2007                         105.3
Within Fiscal Year ending January 2008                           0.1
Within Fiscal Year ending January 2009                           0.1
In subsequent Fiscal Years                                     125.1
                                                               -----
Total                                                          233.6
                                                               =====

Cash balances increased from L28.1 million at the end of Fiscal 2001 to L29.6 million at the end of Fiscal 2002 and increased to L31.7 million at the end of Fiscal 2003. As of February 1, 2004, cash balances consisted of L3.4 million in sterling, L7.4 million in US dollars, L14.5 million in Euros and L6.4 million in other currencies.

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

In addition to the gross debt discussed above, the Group has annual commitments under operating leases. As of February 1, 2004, the annual commitment was as follows:

LEASE EXPIRING:                        LAND AND BUILDINGS       OTHER ASSETS        TOTAL
---------------                        ------------------       ------------        -----
                                               Lm                   Lm               Lm
Within one year                                0.8                  0.8              1.6
Between one and five years                     2.2                  2.9              5.1
After five years                               2.0                  0.1              2.1
                                               ---                  ---              ---
                                               5.0                  3.8              8.8
                                               ===                  ===              ===

Commitments for property, plant and equipment that were authorized and contracted for at February 1, 2004 amounted to L1.1 million.

Dividend Obligations. Holders of Dollar Preference Shares are entitled to receive a fixed cumulative preference dividend at the rate of $1.35 per annum for every L1 of nominal value and holders of Sterling Preference Shares are entitled to receive a fixed cumulative preference dividend at the rate of 89.2p per annum for every L1 of nominal value.

These preferential dividends accrue from day to day and are payable semi-annually in arrears to holders on the relevant record date, out of funds legally available therefor, in equal amounts on January 26 and July 26 in each year. The preferential dividend on any Dollar Preference Share changed over to a Sterling Preference Share accrues at the sterling rate as from the dividend payment date immediately before the changeover date. The preferential dividends are payable to holders on the register at the record date set by the Company's Board of Directors.

Historically, the aggregate amount payable annually by the Company in respect of dividends on the Preference Shares has been approximately L26 million. As a result of conversions in connection with the Special Conversion Right and the purchase and cancellation of preference shares, aggregate dividends payable by the Company on the Preference Shares were L6.6 million for Fiscal 2003. In subsequent years, the aggregate dividend payable by the Company on the Preference Shares is expected to be approximately L6.6 million.

In addition, although the declaration and payment of dividends on Ordinary Shares remains subject to the discretion of the Company's Board of Directors, the Company currently intends to continue to pay regular semi-annual dividends on such shares. In respect of Fiscal 2003, Premier Farnell declared aggregate dividends on Ordinary Shares of 9.0p per share. As of February 1, 2004, there were a total of 362,948,230 Ordinary Shares outstanding. For more information on the Company's dividend obligations, see "Key Information - Dividends".

Capital Resources. Premier Farnell currently expects that existing cash flow from operations and credit facilities available under the terms of its existing borrowing arrangements are sufficient to fully satisfy its obligations with respect to the interest on the Group's indebtedness and dividends on the Preference Shares and to pay, as and when declared by the Company, dividends on the Ordinary Shares. Premier Farnell has historically generated significant levels of cash flow from operations, and it is expected that this will be used to pay interest on the Group's debt and dividends.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Historically, the Marketing and Distribution Division has not incurred substantial research and development costs because it relies principally on its suppliers for product development activities. With respect to the Industrial Products Division, research and development costs were approximately L0.9 million, L1.1 million and L1.0 million in Fiscal 2001, Fiscal 2002 and Fiscal 2003, respectively.

TREND INFORMATION

During Fiscal 2003, most of the Group's markets continued to be impacted by the downturn in the electronics cycle combined with reduced industrial demand due to the general worldwide economic decline, although some signs of recovery were seen in the second half of the year. During Fiscal 2004, the Group's sales have continued to be affected by weak market conditions, although some improvements have been seen in the Group's North American markets where sales growth rates have been encouraging at the start of the financial year.

The capital and revenue investment program over recent years has assisted in shifting the Company's focus towards the goal of understanding the changing needs of its customers and creating better ways to provide the products and services that they require. To meet this goal, the Company has pursued and obtained agreements with major national and international global customers. Management expects that these agreements will allow the Company to gain more business from these customers and build long-term relationships. The Company also continues to focus its efforts on creating and supplying value-added services to its customers, such as eProcurement arrangements, vendor managed inventory installations, increased product ranges, improved service levels and geographic expansion. Management expects that by taking these steps, the Company will be able to provide a broader range of services to customers with the potential for an increase in net sales.

OFF-BALANCE SHEET ARRANGEMENTS

The Group has no off-balance sheet arrangements other than those relating to managing foreign currency risk as described in Item 11 - "Quantitive and Qualitative Disclosures About Market Risk."

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at February 1, 2004, the Group's contractual obligations consisted of the following:

                                                                                Payments due by period
                                                          ------------------------------------------------------------------
                                                                       Less than                       3-5       More than 5
Lm                                                        Total         1 year       1-3 years        years         years
Bank overdrafts                                             2.8              2.8             -            -                -
Bank loans                                                 20.0                -          20.0            -                -
7.2% US dollar Guaranteed Senior Notes payable 2006        85.2                -          85.2            -                -
5.3% US dollar Guaranteed Senior Notes payable 2010        36.3                -             -            -             36.3
5.9% US dollar Guaranteed Senior Notes payable 2013        87.4                -             -            -             87.4
Other loans                                                 1.9              0.1           0.2          0.2              1.4
                                                          -----        ---------     ---------        -----      -----------
Gross debt                                                233.6              2.9         105.4          0.2            125.1
Operating leases                                           43.2              8.8           8.6          4.8             21.0
Purchase commitments                                       55.0             55.0             -            -                -
Capital commitments                                         1.1              1.1             -            -                -
Obligations to sell foreign currencies                     64.2             64.2             -            -                -
Obligations to buy foreign currencies                       0.9              0.9             -            -                -
                                                          -----        ---------     ---------        -----      -----------
Total                                                     398.0            132.9         114.0          5.0            146.1
                                                          -----        ---------     ---------        -----      -----------

Additional details regarding the Group's gross debt are given in Note 23 to the Consolidated Financial Statements of Premier Farnell, which are included in Part III of this Annual Report. Operating leases consist of commitments under operating leases for land, buildings and other assets. Purchase commitments represent an estimate of the total value of all the Group's purchase orders for goods and services that had been made at February 1, 2004, but for which the goods or services had yet to be received. Capital commitments represent plant and equipment that have been authorized and contracted for but for which the Group has yet to take delivery as of February 1, 2004. Obligations to sell/buy foreign currencies represents foreign exchange forward contracts, further details of which are given in Note 23 to the Consolidated Financial Statements of Premier Farnell.

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

Pensions and other post employment benefits. The nature of pensions and other post-retirement benefits is inherently long-term and future actual experience may differ from the actuarial assumptions which are used to calculate the Group's costs for pensions and other post-retirement benefits. The principal actuarial assumptions relate to the expected return on equities, future salary increases, pension increases, and interest rates for costing liabilities and health care cost trends. Those assumptions are detailed in Note 21 to the Consolidated Financial Statements of Premier Farnell, which are included in Part III of this Annual Report. The most sensitive assumption for the Group's pension plans under UK GAAP Statement of Standard Accounting Practice ("SSAP") 24 is the expected return on equities. For Fiscal 2003, the SSAP 24 pension valuation reflected in the financial results assumes an expected return on equities for both the UK pension plan and US pension plans of 8.5%. With respect to the UK pension plan, the estimated impact of reducing the expected return on equities by 0.5% to 8.0% would be to increase the SSAP 24 pension cost from L0.7 million to L0.75 million, and the estimated impact of increasing the expected return on equities by 0.5% to 9.0% would be to reduce the SSAP 24 pension cost from L0.7 million to L0.65 million. With respect to the US pension plans, the estimated impact of reducing the expected return on equities by 0.5% to 8.0% would be to reduce the SSAP 24 pension income from L6.0 million to L5.1 million, and the estimated impact of increasing the expected return on equities by 0.5% to 9.0% would be to increase the SSAP 24 pension income from L6.0 million to L7.0 million.

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

Inventories. Inventories are stated on a first-in, first-out basis at the lower of cost and net realizable value. Management frequently reviews inventory using historical data to estimate the amount of excess, obsolete or unsaleable inventory and reserves are made as considered appropriate after taking into account estimated amounts for which such inventory could be sold. If future demand changes significantly or actual market conditions become less favorable, additional write-downs of inventories may be required.

Trade receivables. Exposure to losses on trade receivables is principally dependent on each customer's financial condition. Management frequently reviews trade receivable balances using knowledge of the customer, aging analysis and payment history, and reserves are made as considered appropriate. If the financial condition of the Group's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Estimated useful lives and fair value of intangible fixed assets and goodwill. Under US GAAP, the Group adopted Financial Accounting Standard ("FAS") 142 in Fiscal 2002, prospectively as of February 4, 2002. Under this new standard, goodwill and other intangible assets that are deemed to have an indefinite life are no longer amortized. Separate intangible assets with finite lives continue to be amortized over their useful lives. Goodwill and indefinite-lived intangible assets are tested for impairment on an annual basis by applying a fair-value-based test. The Group completed the annual impairment test required by FAS 142 as of July 31, 2003, which resulted in a goodwill impairment of L39.3 million in respect of Newark InOne.

In determining the fair value of each business unit based on discounted cash flows, a number of assumptions are made, including future sales growth rates, operating margins, working capital trends, capital expenditure and the appropriate discount factor. If actual experience differs from any of these assumptions, variances in the fair value of the business unit would result which may impact the amount of goodwill carried on the balance sheet. The most sensitive of the assumptions used are forecast sales growth and operating margin in respect of Newark InOne. For each 0.1% reduction in absolute terms of sales growth percentage and operating margin from those forecast, the impairment arising from the annual impairment test of L39.3 million would have been increased by approximately L4 million and L3 million, respectively.

The definite lived intangible assets of the Group recognized under US GAAP are the customer list of the Newark InOne and BuckHickman InOne businesses. The lives of these assets were reassessed on February 4, 2002 in accordance with the provisions of FAS 142, and it was determined that no change was required to the estimated useful lives. If actual useful life differs from estimated useful life, variations in amortization charges would result. The estimated useful life of a customer list is the estimated average period that each customer will buy from the business before such customer ceases to be a customer. The most sensitive estimate used is the estimated useful life of the Newark InOne customer list acquired in 1996 which was reassessed using available historic data of customer turnover and attrition rates. For example, if the Newark InOne customer list were to have a useful life of 10% less than that estimated, this would result in an increase in the annual amortization from approximately L27 million to L32 million.

NEW ACCOUNTING STANDARDS

US GAAP. In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. ("FIN") 46R, Consolidation of Variable Interest Entities Revised. FIN 46R modifies the scope exceptions provided in FIN 46, specifically related to the entities that meet the revised definition of a business, or would result in the consolidation of a government entity. Revisions also include modifications to the calculation of decision-maker fees, expected loss and expected residual returns. Early adoption of FIN 46R related to entities created after January 31, 2003 is permitted. The Company has decided not to early adopt FIN 46R and has implemented the provisions of FIN 46 for all entities created after January 31, 2003. The provisions of FIN 46R were effective for the Company for the period beginning February 2, 2004. The Company does not expect this statement to have a material impact on the financial statements.

FIN 46R modifies the framework for determining consolidation of certain entities that meet the definition of a "variable interest entity". An entity is a variable interest entity when the entity either does not have sufficient equity of the appropriate nature to support its expected losses, or the third party equity capital lacks certain characteristics, which would be expected to be present within a controlling financial interest. Entities that do not meet this definition would continue to apply the voting interest model, and the Company would generally consolidate the entity when it has a controlling financial interest. Under the variable interest model promulgated by FIN 46R, all ownership, contractual and other pecuniary interests in the entity are evaluated to determine which of the holders, if any, hold a variable interest which will absorb the majority of the expected losses, expected residual returns, or both. Such a holder would be the "primary beneficiary" of the variable interest entity and would be required to consolidate the entity.

The Group has undertaken a review to identify variable interest entities in which it is the primary beneficiary or in which it has a significant variable interest. The Group has concluded that it does not have any interests in variable interest entities for which it would be either the primary beneficiary in the arrangement or for which it would have a significant variable interest.

In December 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") 132R, "Employers Disclosure about Pensions and Other Post Retirement Benefits Revised." SFAS 132R revises the disclosures about pension and other post retirement benefit plans (OPEB) to require additional disclosure regarding the assets, obligations, cash flows and net periodic benefit costs of pension plans and other post retirement benefit plans. The provisions of SFAS 132R are effective for the Company's consolidated financial statements for Fiscal 2003, with the exception of foreign plans, which are required to implement the provisions for Fiscal 2004. However, the standard has been adopted in Fiscal 2003 for both domestic and foreign plans, with the required disclosures given in
Note 25 to the Consolidated Financial Statements of Premier Farnell, which are included in Part III of this Annual Report.

In January 2004, the FASB issued FASB Staff Position ("FSP") 106-1, "Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the "Act"). The FSP addresses the accounting implications of the newly issued Act to an entity that sponsors a post-retirement health care plan that provides prescription drug benefits. The Act, signed into law in December 2003 in the United States, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of certain retiree health care benefit plans. The FSP includes an election to defer accounting for the implications of this new law until specific authoritative guidance to address the accounting treatment has been issued. However, the Company has reflected the impact of the new law on the post-retirement health benefit provision in Fiscal 2003, details of which are given in Note 25 to the Consolidated Financial Statements of Premier Farnell, which are included in Part III of this Annual Report.

In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, could be accounted for as equity, and requires that these instruments be classified as liabilities in statements of financial position. SFAS 150 is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Company adopted this Statement in Fiscal 2003. While there was no significant impact on adoption, the cumulative redeemable Preference Shares have been shown as a separate line item in the US GAAP balance sheets disclosed in Note 25 to the Consolidated Financial Statements of Premier Farnell, which are included in Part III of this Annual Report.

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

Implementation rules require balance sheet disclosures in Fiscal 2001, balance sheet and income statement disclosures in Fiscal 2002 and full implementation in Fiscal 2003. However, in December 2002, the ASB extended the transitional arrangement for FRS 17, although the disclosure requirements remain in place. Fiscal 2003 disclosures in accordance with FRS 17 are given in Note 21 to the Consolidated Financial Statements found in Part III of this Annual Report. If FRS 17 had been fully adopted in Fiscal 2002, net income before tax would have been reduced by L2.2 million, representing the net of L7.8 million which would be charged to operating profit and L5.6 million which would be credited to interest. The consolidated net assets would have been reduced by L23.6 million.

On December 15, 2003 the Urgent Issues Task Force issued Abstract 38 ("UITF 38"), "Accounting for ESOP Trusts." UTIF 38 requires that the Company's own shares held through an Employee Share Ownership Plan (ESOP) trust should be presented as a deduction in arriving at shareholders' funds rather than the previous treatment which was to treat the shares held as a fixed asset. As a consequence, the shares held should not be amortized. UITF 38 is effective for financial periods ending on or after June 22, 2004, and thus the Company adopted the requirement at February 2, 2004 by way of a prior period adjustment. The adoption of UITF 38 has not had a significant impact on the Group's results of operations, financial position or liquidity.

In June 2002, the European Union approved the application of International Financial Reporting Standards ("IFRS") for all listed groups for periods commencing on or after January 1, 2005. As a result, the Group will apply IFRS in its financial statements for the Fiscal Year ending January 31, 2006. The primary effects of IFRS on the Group are expected to be the following:

- the re-classification of the Company's Preference Shares from shareholders' funds to debt;

-     the introduction of pension accounting rules which broadly follow FRS 17;

- the requirement to reflect a charge in the profit and loss account relating to share-based incentives; and

- the cessation of amortization of goodwill which will become subject to an annual test for impairment.

The Group has begun consideration of the impact of IFRS and expects to be in compliance with the requirements of IFRS by the effective date.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

BOARD OF DIRECTORS

SIR MALCOLM BATES, 69, was appointed Chairman (Non-Executive) in 1997. He is also Chairman of the Company's Nominations Committee as well as a member of the Organization & Management Development Committee. Sir Malcolm also serves as Chairman of HHG PLC (which includes Pearl Assurance plc, National Provident Life Limited and NPI Limited).

JOHN R. HIRST, 51, was appointed Group Chief Executive in 1998 and serves as a member of the Company's Organization & Management Development Committee. Mr. Hirst was previously with Imperial Chemical Industries plc, where he spent 19 years and held a number of senior posts, including divisional Chief Executive of ICI Performance Chemicals, Chief Executive of ICI Autocolor and Group Treasurer. Mr. Hirst is a Non-Executive Director of Hammerson plc. Mr. Hirst is also Chairman of the Trustees of the Fund for Epilepsy.

ANDREW C. FISHER, 46, was appointed Group Finance Director in 1994. Mr. Fisher was previously a partner with Price Waterhouse.

SIR ROBERT HORTON, 64, was appointed Non-Executive Director in 1995 and Deputy Chairman in June 2002 and serves as Chairman of the Company's Organization & Management Development Committee and is a member of the Nominations Committee. Sir Robert is also Chairman of Sporting Exchange Ltd. and a Non-Executive Director for Emerson Electric Co. (US). He served formerly as Chairman of Railtrack plc, Non-Executive Chairman of Chubb plc and Chairman and Chief Executive Officer of BP. Sir Robert Horton will retire at the Company's Annual General Meeting to be held on June 15, 2004, and will not seek re-election.

MICHAEL LESTER, 64, was appointed Non-Executive Director in 1998. He serves as Chairman of the Company's Remuneration Committee and is a member of the Audit and Nominations Committees. Mr. Lester is also a Director of BAE Systems plc and was formerly a Director and Vice Chairman for The General Electric Company plc.

CARY J. NOLAN, 61, was appointed Non-Executive Director in 1999 and also serves as a member of the Company's Audit and Remuneration Committees. Mr. Nolan was formerly President, Chief Executive Officer of Picker International Inc. and President of Cooper Surgical and Xerox Medical Systems Division. He is a Non-Executive Director of Toshiba Medical and Tomotherapy Inc.

D. JOHN S. ROQUES, 65, was appointed Non-Executive Director in 1999. He is Chairman of the Company's Audit Committee and is a member of the Remuneration Committee. Mr. Roques is Chairman of Portman Building Society and Non-Executive Director for BBA Group plc and HHG PLC. He was formerly the senior partner of Deloitte & Touche.

WILLIAM B. KORB, 64, was appointed Non-Executive Director in January 2003 and serves on the Company's Audit, Remuneration and Organization & Management Development Committees. Mr. Korb was formerly President and CEO of Gilbarco Incorporated and is a Non-Executive Director of Cambrex Corporation and Chairman of Moses Cone Health System.

LAURENCE BAIN, 50, joined the Group as Chief Operating Officer in July 2002 and was appointed Executive Director in July 2003. Mr. Bain was previously Vice President and Director of Operations for Motorola in Europe, Middle East and Africa.

SENIOR MANAGEMENT

STEPHEN CANHAM, 48, joined the Group in August 2003 as Managing Director, Europe and Asia Pacific, Marketing and Distribution Division. Mr. Canham previously held senior positions at ICI in the UK, Germany, Australia and North America.

PETER COSTELLO, 58, joined the Group in 1995 and is Chief Executive of the North American operations of the Industrial Products Division. Mr. Costello was previously Chief Executive of the Group's former Product Manufacturing Division and was appointed Chief Executive of the Industrial Products Division in 1998.

JAMES GARTHWAITE, 40, was appointed Group Director, Communications & Investor Relations in April 2004. Mr. Garthwaite was previously Director of Integrum Ltd., Corporate Communications Director at Exchange FS Group and Senior Associate Partner at Brunswick.

CHRISTOPHER C. HAWORTH, 46, joined CPC in 1975, where he was Managing Director when it was acquired by the Group in 1995. Mr. Haworth was appointed Chief Operations Officer of Farnell InOne in December 2000 and is currently Chief Operating Officer, Marketing and Distribution Division, Europe and Asia Pacific.

GRAHAM JOHNSON, 44, joined the Group in April 2002 and is the Global Business Systems Director. Mr. Johnson was formerly a Senior Consultant for PricewaterhouseCoopers.

BRIAN LEWIS, 58, was appointed Group Director, Human Resources in 1999. Mr. Lewis was previously Corporate Vice President, Human Resources at Borealis A/S and Vice President, Human Resources at Coca Cola South-East and West Asia.

PAUL TALLENTIRE, 41, joined the Group in May 2000 and was named President, Newark InOne in December 2003. Mr. Tallentire was previously Managing Director, Kent and Regional Director, Marketing Distribution Division, Western Europe.

MATTHEW TOOGOOD, 40, was appointed Group Director of Strategic Marketing and Planning in February 2003. Mr. Toogood joined Premier Farnell in March 2000 and was formerly Strategic Marketing Director for the Marketing and Distribution Division, Europe and Asia Pacific.

STEVEN WEBB, 41, was appointed Company Secretary and General Counsel in December 2000. Mr. Webb was previously Company Secretary and General Counsel of Kelda Group plc and Company Secretary of Kalon Group plc.

The Senior Managers listed above, together with Mr. Hirst and Mr. Fisher, form the Group Leadership Team. The above list does not include Mike Ruprich, Chief Executive of Newark InOne, who resigned on July 31, 2003, and Nicholas Ross, Group Director, Communications, who retired on April 5, 2004.

There are no family relationships between any current director or executive officer and any other current director or executive officer of the Company.

In connection with the acquisition of Premier in Fiscal 1996, Jack N. Mandel, Joseph C. Mandel and Morton L. Mandel and certain revocable trusts controlled by them (collectively, the "Shareholder Parties") and Farnell Electronics PLC entered into a Shareholders Agreement (the "Shareholders Agreement"), which became effective upon consummation of the acquisition. The Shareholders Agreement provides, among other things, that the Shareholder Parties thereto will be entitled to present two candidates for nomination as directors to the Company's Board of Directors. The Shareholders Agreement further provides that, for any such time as the aggregate beneficial ownership of Voting Securities (as defined in the Shareholders Agreement) of the Shareholder Parties and the Related Parties (as defined in the Shareholders Agreement) (together, the "Reference Group") represents less than 12.5% of the Total Voting Power (as defined in the Shareholders Agreement) all on a fully-diluted basis, such number of candidates will be reduced to one. If at any time the aggregate beneficial ownership of Voting Securities of the Reference Group represents less than 5% of the Total Voting Power, all on a fully-diluted basis, the Shareholder Parties will no longer have any entitlements to present candidates for nomination. As of May 1, 2004, the aggregate beneficial ownership of voting securities of the Reference Group was below the 5% threshold.

COMPENSATION

General. The Remuneration Committee of the Premier Farnell Board is comprised entirely of independent non-executive directors. The Committee makes recommendations to the Board on the Group's framework of executive compensation and its cost and determines the specific remuneration packages for executive directors and certain executive officers. The remuneration of the non-executive directors is determined by the Board as a whole.

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

For Fiscal 2003, the aggregate compensation (including salary, fees and bonuses, but excluding share scheme awards, pensions and other benefits) paid by Premier Farnell to all directors and executive officers as a group for all services in all capacities was L3,858,172. This figure includes compensation paid to Mr. Ruprich and Mr. Ross, who are identified above.

The following table sets forth the remuneration in pounds sterling of individual executive and non-executive directors of Premier Farnell for Fiscal 2003:

                                           SALARY OR     ANNUAL   BENEFITS IN      TOTAL         PENSION
                                              FEES       BONUS       KIND       EMOLUMENTS    CONTRIBUTIONS

                                                                                FISCAL 2003   FISCAL 2003
                                           (IN L000)   (IN L000)   (IN L000)       (L000)        (L000)
                                           ---------   ---------  -----------   -----------   -------------
EXECUTIVE
John R. Hirst                                    384          90           27           501             228
Andrew C. Fisher                                 254          83           20           357              99
Laurence Bain (1)                                149          36            1           186              38

NON-EXECUTIVE
Sir Malcolm Bates (Chairman)                     110           -            -           110               -
Sir Robert Horton                                 40           -            -            40               -
William B.  Korb                                  28           -            -            28               -
Michael Lester                                    33           -            -            33               -
Cary J. Nolan                                     28           -            -            28               -
D. John S. Roques                                 33           -            -            33               -
                                           ---------   ---------  -----------   -----------   -------------
Total                                          1,059         209           48         1,316             365
                                           ---------   ---------  -----------   -----------   -------------

(1)   Appointed July 1, 2003

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

Mr. Hirst and Mr. Fisher are each entitled to a combination of final salary and money purchase benefits under the arrangements set out above up to the limit of the Inland Revenue earnings cap (currently L99,000). Company contributions payable into the money purchase arrangement on their behalf amount to 19.4% of the earnings cap for Mr. Hirst and 15.0% of the earnings cap for Mr. Fisher, with each making an employee contribution equal to 3% of the earnings cap.

The Company makes further contributions on behalf of Mr. Hirst and Mr. Fisher to unapproved schemes, determined by reference to the excess of their salaries over the earnings cap. The cost to the Company of these further contributions was L208,542 (2002: L244,161) for Mr. Hirst and L83,842 (2002: L72,697) for Mr.
Fisher.

Mr. Bain is entitled to money purchase benefits from a combination of the UK scheme and an unapproved scheme. Total contributions are 5% of basic salary from Mr. Bain (all paid to the UK scheme) and 27% of basic salary from the Company, of which 4% of basic salary is paid into the UK scheme and 23% of basic salary into the unapproved scheme. The total cost to the Company for the period since Mr. Bain was appointed a director was L38,400.

The following table sets out the final salary pension benefits accruing to executive directors. Mr. Bain does not receive any final salary benefits and therefore does not appear on this table.

                         FINAL SALARY      ADDITIONAL FINAL      TRANSFER VALUE OF    TRANSFER VALUE OF
                           PENSION       SALARY PENSION EARNED     FINAL SALARY         FINAL SALARY
                        ACCRUED AS AT       DURING THE YEAR        BENEFITS AS AT       BENEFITS AS AT
                         FEBRUARY 1,      INCLUDING INFLATION     FEBRUARY 2, 2003     FEBRUARY 1, 2004
                            2004         (EXCLUDING INFLATION)          (A)                  (B)                   (B-A)
                        -------------    ---------------------   -----------------    -----------------           ------
                               L p.a.                   L p.a.                   L                    L                L
John R. Hirst                   7,242            1,212 (1,043)              42,328               74,171           31,843
Andrew C. Fisher               19,843              1,441 (926)              96,861              149,670           52,809

The accrued final salary pension shown at February 1, 2004 is the combined figure for the UK Scheme and the US Plan defined benefit accruals and is the amount that the executive director would be entitled to from normal retirement age if he left service at the end of the year.

The increase in final salary pension during the year is the increase over the figure disclosed for Fiscal 2002 both including and excluding an allowance for inflation during the year.

All transfer values have been calculated on the basis of actuarial advice. The transfer values of the accrued entitlement represent the value of assets that the UK Scheme would need to transfer to another pension provider on transferring the UK Scheme's liability in respect of the executive director's final salary pension benefit. They do not represent sums payable to individual executive directors and therefore they cannot be added meaningfully to annual remuneration.

The table above shows transfer values at the beginning and the end of the year. As the transfer values are limited to investment market conditions, the improvement in equity markets over the year will have been a significant factor in the increase in transfer values which is shown. Members' contributions paid during the year were paid into the money purchase arrangement within the UK Scheme and as such are not included in the transfer value. No contribution is made by executive directors to the final salary pension arrangements.

----------------

OUTSTANDING OPTIONS

As of April 1, 2004, the Company had an aggregate of 8,297,485 options for Ordinary Shares outstanding under all share option schemes of the Company, at exercise prices ranging from 153p to 688p and with expiration dates ranging from May 2005 to October 2014. As of April 1, 2004, the directors and executive officers as a group (18 persons) held 2,226,685 such options for Ordinary Shares (of which 707,810 were granted in Fiscal 2003) at exercise prices ranging from 153p to 688p and with expiration dates ranging from May 2005 to October 2014.

The following table shows, as of April 1, 2004, information with respect to options to acquire Ordinary Shares issued under the Company's various option schemes and held by those individually named directors as to whom such information is otherwise made publicly available. Shares awarded under the Company's Long Term Incentive Plan are shown on a separate table below.

                               NUMBER OF SHARES
                                 UNDER OPTION            EXERCISE PRICE               EXERCISE PERIOD
                               ----------------          --------------         ----------------------------
John R. Hirst                           300,000                    305p               July 2001 to July 2008
                                         70,000                    192p             March 2002 to March 2009
                                        125,000                    153p         October 2005 to October 2012
                                        147,448 (1)              264.5p         October 2006 to October 2013
                               ----------------          --------------         ----------------------------
Andrew C. Fisher                         30,000                    682p                 May 2000 to May 2007
                                         57,000                    551p                 May 1998 to May 2005
                                         73,000                    192p             March 2002 to March 2009
                                         75,000                    153p         October 2005 to October 2012
                                         97,353 (1)               264.5         October 2006 to October 2013
                               ----------------          --------------         ----------------------------
Laurence Bain                            75,000                    153p         October 2005 to October 2012
                                         92,173 (1)              264.5p         October 2006 to October 2013

----------------

Granted in Fiscal 2003.

LONG TERM INCENTIVE PLAN

The following table shows, as of April 1, 2004, information with respect to awards of Ordinary Shares made under the Company's Long Term Incentive Plan for the directors as to whom such information is otherwise made publicly available. As of April 1, 2004, the directors and executive officers as a group (18 persons) held 1,418,920 awards for Ordinary Shares (974,416 granted in Fiscal 2003) under the Long Term Incentive Plan.

                                             NUMBER OF SHARES         END OF PERFORMANCE
                                                 GRANTED                    PERIOD
                                             ----------------         ------------------
John R. Hirst                                          94,964               January 2005
                                                      203,804(1)               June 2006
                                             ----------------         ------------------
Andrew C. Fisher                                       61,870               January 2005
                                                      135,870(1)               June 2006
                                             ----------------         ------------------
Laurence Bain                                         148,387               January 2005
                                                      125,000(1)               June 2006

(1) Granted in Fiscal 2003.

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

In accordance with the Company's policy, each of Mr. Hirst, Mr. Fisher and Mr. Bain have service contracts with the Company which are terminable by either the Company and the executive director on 12 months' notice. Each of Mr. Hirst's and Mr. Bain's contracts allow the Company to make a payment in lieu of the whole or part of the notice period and Mr. Fisher's contract contains provisions entitling him to a payment equal to 12 months' salary and benefits in the event of early termination. The Company's policy is generally not to include a provision providing for payment of a fixed sum on termination and to endeavor to minimize any payment on early termination by insisting on mitigation of any loss. The provisions in Mr. Fisher's contract were agreed as part of the reduction in his notice period from 24 months during 2001.

AUDIT COMMITTEE

The Audit Committee consists of Mr. John Roques (Chairman), Mr. Michael Lester, Mr. William Korb and Mr. Cary Nolan. All members of the Audit Committee are non-executive directors and are considered to be independent. The primary role of the Audit Committee is to keep under review the Group's financial and other systems and controls and its financial reporting procedures. In fulfilling this role, the Audit Committee receives and reviews work carried out by the internal and external auditors and their findings. The Company's internal audit department operates pursuant to an annual program developed in consultation with the Audit Committee, as well as covering specific matters arising during the year. The Audit Committee also keeps the scope and cost effectiveness of both the internal audit function and the external audit under review. This includes an annual review of the effectiveness of the external auditor, including its quality control procedures.

REMUNERATION COMMITTEE

The Remuneration Committee consists of Mr. Michael Lester (Chairman), Mr. Cary Nolan, Mr. John Roques and Mr. William Korb. All members of the Remuneration Committee are non-executive directors and are considered to be independent. The Chief Executive attends meetings of the Remuneration Committee to discuss the performance of other executives and to make proposals where necessary, but is not present when his own position is discussed. The Remuneration Committee makes recommendations to the Board on the Group's framework of executive remuneration and its cost. The Remuneration Committee determines the specific remuneration packages for executive directors and the other senior executives who form the Group Leadership Team.

EMPLOYEES

As of February 1, 2004, the total number of employees was 5,050, consisting of 4,056 for the Marketing and Distribution Division, 951 for the Industrial Products Division and 43 for the executive office. Of the total number of employees, 2,021 were in the Americas, 1,879 were in the UK and 1,150 were elsewhere throughout the world.

The average number of employees for Fiscal 2001, Fiscal 2002 and Fiscal 2003 are included in Note 6 to the Consolidated Financial Statements of Premier Farnell, which are included at Part III in this Annual Report.

As of February 1, 2004, approximately 188 employees were covered by collective bargaining agreements in the US. As required by national legislation, the Company complies with a number of national collective agreements across mainland Europe.

SHARE OWNERSHIP

This paragraph and the following table are based on the most recent information provided to Premier Farnell under the Companies Act and may not represent the beneficial ownership of such persons under the rules of the Securities and Exchange Commission. As of April 1, 2004, the total number of Ordinary Shares beneficially owned by the directors and executive officers as a group (18 persons) was 258,750 Ordinary Shares, which was 0.1% of the Ordinary Shares outstanding on April 1, 2004 (362,948,230 Ordinary Shares). Included in the number of Ordinary Shares held by the directors and executive officers as a group are 2,322,998 shares held by the Group's US pension plans over which Mr. Costello shares voting and dispositive power by virtue of his role on the Pension Advisory Committee of such plans. This also includes 22,250 Ordinary Shares that were owned by the spouses of certain of the directors and executive officers on that date. As of April 1, 2004, no Preference Shares were owned by the directors and executive officers as a group. The following table details the number of Ordinary Shares owned by the executive and non-executive directors of the Company as of April 1, 2004:

NAME                                                ORDINARY SHARES        PERCENT OF CLASS (1)
----                                                ----------------       --------------------
Sir Malcolm Bates                                        35,000                    *
Andrew C. Fisher                                         80,000                    *
John R. Hirst                                            66,050                    *
Sir Robert Horton                                        13,000                    *
William B. Korb                                          10,000                    *
Michael Lester                                           30,000                    *
Cary J. Nolan                                             7,000                    *
D. John S. Roques                                        10,000                    *
Laurence Bain                                             5,000                    *

----------------------

* Indicates beneficial ownership of less than 1% of the Ordinary Shares of the Company outstanding on April 1, 2004.

(1) Based on the total number of Ordinary Shares of the Company outstanding on April 1, 2004 (362,948,230 Ordinary Shares).

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

Executive Share Option Scheme 2003. The 2003 Option Scheme was approved by shareholders at the Company's Annual General Meeting in June 2003. The 2003 Option Scheme replaced, for options granted after its adoption, an executive share option scheme approved by Inland Revenue adopted in June 2001 (the "Approved Scheme") and an executive share option scheme, which did not qualify for the same UK tax benefits as the Approved Scheme, adopted in June 1996 (the "Unapproved Scheme"), the terms of which are identical in all material respects to the 2003 Option Scheme, except as provided below under "Executive Share Option Scheme 2003 - Performance conditions." The Approved Scheme replaced the Company's expired Inland Revenue approved executive option scheme (the "Original Scheme"). No further option grants will be made under the Approved Scheme, the Unapproved Scheme or the Original Scheme.

Eligibility. All employees and full time executive directors of the Company and its subsidiaries who are required to devote substantially the whole of their working time to the business of the Group are eligible to be granted options under the 2003 Option Scheme, at the discretion of the Remuneration Committee of the Board ("the Committee").

Grant of Options. Options to acquire Ordinary Shares may normally only be granted within 42 days after the announcement by the Company of its results for any period, or any day on which the Committee determines that exceptional circumstances justify a grant. No payment is required for the grant of an option.

Options entitle the option holder to acquire Ordinary Shares at a price per Ordinary Share determined by the Committee. The exercise price of options is not less than the higher of the average middle market quotations of an Ordinary Share on the London Stock Exchange on the business day immediately preceding the date of grant and the nominal value of an Ordinary Share.

Performance Conditions. Exercise of grants under the 2003 Option Scheme will be subject to a performance condition. Unless the Committee otherwise determines, this condition is that the growth in the Company's earnings per share over the three consecutive financial years starting with the year of grant exceeds the growth in the Retail Price Index ("RPI") over the same period by at least 9%. At this level of performance, half of the options granted are exercisable. Exercise of all options granted requires that the Company's earnings per share growth exceeds RPI over the period by at least 15%, with a sliding scale for performance between 9% and 15%. If the performance condition is not met over this three year period, options may also be exercised if the Company's earnings per share growth exceeds RPI by a minimum of 12% over the four financial years starting with the year of grant. The same sliding scale for exercise applies for performance between 12% and 20%. If the performance target is not met by the fourth year, the relevant options lapse.

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

The price per share payable on the exercise of options granted under the UK Scheme may not be less than 80% of the market value of Ordinary Shares on the day prior to the date on which invitations to apply for options are issued or, if greater, the nominal value of such shares. Options, which are not transferable, may normally be exercised during the six-month period following completion of the related savings contract, using the repayment of the savings together with the bonus. Options may be exercised earlier in certain prescribed circumstances, but then only to the extent that Ordinary Shares can be acquired with savings made under the related savings contract.

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

The ten-year life of the current Savings Related Share Option Scheme expires in June 2004. The Company is therefore proposing a new scheme, which proposal will be put forward for shareholders' approval at the Company's Annual General Meeting to be held on June 15, 2004. The new scheme (the Premier Farnell plc UK Savings Related Share Option Plan) is identical in all material respects to the existing UK scheme. The Company may extend the scheme in the future to eligible employees outside the UK and is therefore seeking approval from shareholders to enable the Board to make necessary modifications to the scheme to allow this.

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

The Plan is supervised by the Committee. Under the Plan, awards may be made by the Trustee, in its absolute discretion, to eligible employees recommended by the Committee. The Committee also recommends to the Trustee the number of Ordinary Shares that should be comprised in each award. Typically, awards may only be made within the period of 42 days after the announcement by the Company of its results for any period (or, in exceptional circumstances, at such other time as the Committee determines to be appropriate). In connection with the amendment of the Plan, at the Annual General Meeting on June 11, 2003, shareholders approved an amendment to the Plan that allows the granting of awards within the 42-day period following any amendment to the Plan that is approved by shareholders. Awards are made for no monetary consideration. No awards may be made more than ten years after the adoption of the Plan.

The Ordinary Shares required to satisfy participants' entitlements under the Plan are either existing Ordinary Shares (held by the Trust) or newly issued Ordinary Shares. The Plan participant has no dividend or voting rights in respect of these shares until they are released to him. The Company and any relevant subsidiaries provide sufficient funds, by way of gift, to the Trustee to enable it to fulfill its obligations under the Plan.

Participants' Entitlements. The maximum number of Ordinary Shares for which an award may be granted to an eligible employee in any financial year (calculated by reference to the average market value of those Ordinary Shares over the three months prior to the date of the award) shall not exceed 100% of the participant's base salary. Awards are made annually, provided this is justified by corporate and individual performance. Benefits under the Plan are not pensionable.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table provides information, as of April 1, 2004, except as otherwise noted below, with respect to each person or institution that is known to Premier Farnell to be a beneficial owner of more than three percent of any class of Premier Farnell's voting securities. The information provided below is based on the most recent information provided to Premier Farnell under the Companies Act and may not represent the beneficial ownership of such persons or individuals under the rules of the Securities and Exchange Commission.

                                      2003                                2002                               2001

   IDENTITY OF PERSON       AMOUNT         PERCENT OF         AMOUNT           PERCENT OF          AMOUNT          PERCENT OF
        OR GROUP           OWNED (1)       CLASS (2)       OWNED (1) (3)        CLASS (3)      OWNED (1) (4)       CLASS (4)
        --------           ---------       ---------       -------------        ---------      -------------       ---------
AXA Investment Managers
UK Limited                 24,190,291        6.66%           26,524,384           7.32%          26,524,384          7.35%

Prudential plc             23,998,502        6.61%(5)        22,210,668           6.12%          22,210,668          6.16%

Scottish Widows            17,283,109        4.76%           17,283,109           4.77%                  --            --

HBOS plc                   11,311,472        3.12%           14,334,788           3.95%          17,527,078          4.86%

Royal and Sun
Alliance Group plc         13,400,906        3.69%           13,400,906           3.69%          13,400,906          3.71%

Legal and General plc      11,018,634        3.04%           11,110,693           3.06%          11,382,624          3.15%

Zurich Financial Services  14,272,324        3.93%(6)                --             --                   --            --

--------------------

(1) Refers to Ordinary Shares of 5p each. The Ordinary Shares represent the only class of Premier Farnell securities, which, in the ordinary course, has voting rights in the election of directors.

(2) Based on the total number of Ordinary Shares outstanding on April 1, 2004 (362,948,230 Ordinary Shares).

(3)   As reported in the Company's Annual Report on Form 20-F for Fiscal Year
      2002.

(4)   As reported in the Company's Annual Report on Form 20-F for Fiscal Year
      2001.

(5)   As reported to the Company as of May 11, 2004.

(6)   As reported to the Company as of April 6, 2004.

The Company's major shareholders listed above do not have any voting rights with respect to the Ordinary Shares owned by them that are different from those rights granted to other holders of Ordinary Shares.

As of April 1, 2004, 11,594,735, Ordinary Shares (including those held through Ordinary ADSs) were held by approximately 1,406 holders (including Ordinary ADR holders) with registered addresses in the United States, representing approximately 3.2% of the outstanding Ordinary Shares. At the same date, 5,783,207 Ordinary ADSs (each representing 2 Ordinary Shares) were held by 1,394 registered Ordinary ADR holders in the United States.

As of April 1, 2004, 1,171,677 Preference Shares (including those held through Preference ADSs) were held by approximately 1,240 holders (including Preference ADR holders) with registered addresses in the United States, representing approximately 15.47% of the outstanding Preference Shares. At the same date, 1,171,670 Preference ADSs were held by 1,239 registered Preference ADR holders in the United States.

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

RELATED PARTY TRANSACTIONS

There have been no material transactions during the period beginning February 3, 2003 to April 1, 2004 to which Premier Farnell or any of its subsidiaries was or is proposed to be a party and in which any director or executive officer, or any shareholder identified above or any relative or spouse thereof, is known by the Company to have had a material direct or indirect interest.

There is no outstanding indebtedness to the Company by any director or executive officer or any associate thereof.

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

                                      PENCE PER ORDINARY SHARE

                                     HIGH                   LOW
                                     ----                   ---
FISCAL YEAR ENDED
January 30, 2000                     510                    178
January 28, 2001                     537                    355
February 3, 2002                     399                    161
February 2, 2003                     356                    129
February 1, 2004                     282                  132.5

                                                                      PENCE PER ORDINARY SHARE

                                                                    HIGH                    LOW
                                                                    ----                    ---
FISCAL 2002 (ENDING FEBRUARY 2, 2003)

First Quarter                                                       356                     264
Second Quarter                                                      328                     182
Third Quarter                                                       193                     129
Fourth Quarter                                                      226                     168

FISCAL 2003 (ENDING FEBRUARY 1, 2004)

First Quarter                                                       205                     132
Second Quarter                                                      232                     177
Third Quarter                                                       282                   222.5
Fourth Quarter                                                      269                     225

FISCAL 2004 (ENDING JANUARY 30, 2005)

First Quarter                                                     272.5                   233.5

                                     PENCE PER ORDINARY SHARE

                                     HIGH                 LOW
                                     ----                 ---
MONTH

November 2003                        269                 244.75
December 2003                      264.5                    225
January 2004                         267                  228.5
February 2004                      272.5                    257
March 2004                         269.5                  233.5
April 2004                           270                 242.25

                                                        POUNDS PER DOLLAR                     POUNDS PER STERLING
                                                        PREFERENCE SHARE                        PREFERENCE SHARE

                                                     HIGH               LOW                 HIGH               LOW
                                                     ----               ---                 ----               ---
FISCAL YEAR ENDED

January 30, 2000                                     15.12              11.06               15.12              11.06
January 28, 2001                                     15.56              12.13               15.44              12.38
February 3, 2002                                     15.00              11.81               15.00              11.75
February 2, 2003                                     15.69              11.12               15.69              11.12
February 1, 2004                                     13.93              11.08               14.50              11.37

                                                         POUNDS PER DOLLAR                    POUNDS PER STERLING
                                                          PREFERENCE SHARE                      PREFERENCE SHARE
FISCAL 2002 (ENDING FEBRUARY 2, 2003)

First Quarter                                        15.69               13.88              15.69              13.88
Second Quarter                                       15.00               12.25              15.00              12.25
Third Quarter                                        12.06               11.50              12.06              11.50
Fourth Quarter                                       12.06               11.25              12.06              11.25

FISCAL 2003 (ENDING FEBRUARY 1, 2004)

First Quarter                                        12.37               11.37              12.37              11.37
Second Quarter                                       13.91               11.66              14.00              12.25
Third Quarter                                        13.88               13.09              14.50             13.625
Fourth Quarter                                       13.93               12.83              14.50              13.50

FISCAL 2004 (ENDING JANUARY 30, 2005)

First Quarter                                        14.13               13.48              15.00              14.50

                                       POUNDS PER DOLLAR           POUNDS PER STERLING
                                        PREFERENCE SHARE            PREFERENCE SHARE

                                      HIGH            LOW          HIGH          LOW
                                      ----            ---          ----          ---
MONTH

November 2003                        13.93           13.08         14.50        13.50
December 2003                        13.16           12.83         14.50        14.50
January 2004                         13.76           12.85         14.50        14.50
February 2004                        13.88           13.48         14.50        14.50
March 2004                           14.13           13.62         14.50        14.50
April 2004                           14.05           13.59         15.00        14.50

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

                                                                       US DOLLARS
                                                       PER ORDINARY ADS           PER DOLLAR PREFERENCE
                                                                                            ADS
                                                    HIGH             LOW           HIGH            LOW
                                                    ----             ---           ----            ---
FISCAL YEAR ENDED

January 30, 2000                                    16.25            5.69          25.47          15.88
January 28, 2001                                    15.75           10.38          23.42          17.00
February 3, 2002                                    12.00            4.58          21.15          16.60
February 2, 2003                                    10.10            4.25          22.20          17.30
February 1, 2004                                     9.79            4.25          25.00          17.80

                                                                       US DOLLARS
                                                       PER ORDINARY ADS           PER DOLLAR PREFERENCE
                                                                                           ADS
                                                    HIGH             LOW           HIGH            LOW
                                                    ----             ---           ----            ---
FISCAL 2002 (ENDING FEBRUARY 2, 2003)

First Quarter                                       10.10            7.35          22.20          18.00
Second Quarter                                       9.68            5.60          21.75          18.80
Third Quarter                                        9.95            4.25          18.80          17.30
Fourth Quarter                                       6.90            5.40          18.75          17.95

                                                                        US DOLLARS
                                                        PER ORDINARY ADS          PER DOLLAR PREFERENCE
                                                                                            ADS
                                                     HIGH            LOW           HIGH            LOW
                                                     ----            ---           ----            ---
FISCAL 2003 (ENDING FEBRUARY 1, 2004)

First Quarter                                        6.70            4.25          19.25          17.80
Second Quarter                                       7.54            5.80          22.75          18.50
Third Quarter                                        8.92            7.25          23.45          20.00
Fourth Quarter                                       9.79            7.80          25.00          22.25

FISCAL 2004 (ENDING JANUARY 30, 2005)

First Quarter                                       10.46            8.24          25.75          24.30

                                                                        US DOLLARS
                                                        PER ORDINARY ADS          PER DOLLAR PREFERENCE
                                                                                            ADS
                                                     HIGH            LOW           HIGH            LOW
                                                     ----            ---           ----            ---
MONTH

November 2003                                        9.55            7.50          23.25          22.25
December 2003                                        9.16            8.30          23.25          22.25
January 2004                                         9.79            8.00          25.00          23.00
February 2004                                       10.46            9.29          25.75          24.85
March 2004                                          10.02            8.24          25.50          24.25
April 2004                                           9.89            8.70          25.25          24.30

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

PROPOSED NEW ARTICLES OF ASSOCIATION

At the Company's Annual General Meeting to be held on June 15, 2004, the Company is proposing that the shareholders adopt new Articles of Association in connection with recent changes in laws and regulations and in best practices.

OWNERSHIP OF SHARES

Except for the Board of Directors' discretion to restrict the availability of an offer of scrip dividends, there are no limitations on the rights of non-resident or foreign shareholders to own shares in the Company or to hold or exercise voting rights in respect of such shares.

MATERIAL CONTRACTS

The Company has not entered into any material contracts other than contracts entered into in the ordinary course of business during Fiscal 2002 or Fiscal 2003.

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

TAXATION OF DIVIDENDS

UK Taxation. The UK does not impose a withholding tax on dividend payments. With respect to dividends paid on or after May 1, 2003, there is no entitlement for US Holders to the repayment of any part of the tax credit to which a UK resident individual would have been entitled in respect of a dividend. (Prior to that date, certain US Holders that were corporate holders were entitled to a repayment of part of the tax credit.)

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

TAXATION OF CAPITAL GAINS

UK Taxation. US Holders who are not resident or ordinarily resident in the UK and are entitled to the benefit of the Income Tax Convention should, generally, not be subject to UK taxation of capital gains realized on the disposal of their ADRs or Shares unless the ADRs or the Shares form or formed part of the business property of a UK permanent establishment of an enterprise of that US Holder. The position may differ for individuals who were formerly UK resident or ordinarily resident and who are only temporarily not resident or ordinarily resident in the UK.

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

UK STAMP DUTY AND STAMP DUTY RESERVE TAX

UK Stamp Duty is payable in respect of certain documents, including transfers of Shares, and UK Stamp Duty Reserve Tax is imposed upon certain agreements to transfer securities. Transfers under the CREST system (for paperless transfer of shares) will result in a charge to UK Stamp Duty

Reserve Tax and not UK Stamp Duty. A transfer or sale of the Ordinary Shares or Preference Shares would generally result in UK Stamp Duty at the rate of 0.5% of the consideration or, if an unconditional agreement to transfer such shares is not completed by a duly stamped transfer document, for UK Stamp Duty Reserve Tax at the rate of 0.5% of the consideration. UK Stamp Duty Reserve Tax will, generally, be refunded with interest if within 6 years UK Stamp Duty is paid on a subsequent document of transfer with regard to the same transfer.

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

INTEREST RATE RISK

In Fiscal 1996, the Group incurred over $800 million of indebtedness as a result of the acquisition of Premier. Since that time, the Group's indebtedness has been significantly reduced and the Group replaced a portion of its remaining indebtedness with $310 million of privately placed fixed rate debt. This fixed rate debt consisted of $155 million of 7.0% notes repayable in June 2003 and $155 million of 7.2% notes repayable in June 2006.

During Fiscal 2003, the Group raised $225 million (L124 million) of new funding in the private placement market. This consists of $66 million of 7-year notes and $159 million of 10-year notes at fixed interest rates of 5.3% and 5.9%, respectively. This funding was drawn down on June 13, 2003 and used to repay the 7.0% senior notes on June 17, 2003, and for other general corporate purposes. The total US dollar denominated private placement debt outstanding at February 1, 2004 is $380 million (February 2, 2003: $310 million).

The Group has bilateral facilities committed until July 2006 of L122.5 million ($223 million), which carry a LIBOR based floating rate of interest. As of February 1, 2004, L20 million was borrowed under these facilities (February 2, 2003: L44 million).

As most of the Group's current borrowings are subject to a fixed rate of interest, there is likely to be no significant impact to the Group's interest charge over the next 12 months as a result of future changes in market interest rates.

The following commentary and tables provide information concerning the Group's financial instruments as of February 1, 2004, which are sensitive to changes in interest rates.

FINANCIAL LIABILITIES

The maturity profile of the Group's borrowings is as follows:

                                                    FISCAL 2002                           FISCAL 2003
                                                    -----------                           -----------

                                        FIXED         FLOATING       TOTAL       FIXED      FLOATING      TOTAL
                                         LM              LM           LM          LM           LM          LM
                                      --------        --------     --------    --------     --------     --------
Repayable in the financial
year ending:

January 2004                             94.6            2.7          97.3           -            -            -
January 2005                              0.2              -           0.2         0.1          2.8          2.9
January 2006                                -              -             -         0.1            -          0.1
January 2007                             94.8           44.0         138.8        85.3         20.0        105.3
January 2008                                -              -             -         0.1            -          0.1
January 2009                                -              -             -         0.1            -          0.1
Subsequent years                          1.5            1.0           2.5       124.9          0.2        125.1
                                        -----           ----         -----       -----         ----        -----
                                        191.1           47.7         238.8       210.6         23.0        233.6
                                        =====           ====         =====       =====         ====        =====

The Group's borrowings are denominated in US dollars with the exception of the floating rate debt due prior to January 2007 which, at February 1, 2004, was denominated in sterling.

The weighted average interest rate attributable to fixed rate borrowings during Fiscal 2003 was 6.6% (Fiscal 2002: 7.1%) and the weighted average duration of fixed rate borrowings was 6.0 years (Fiscal 2002: 2.9 years).

The Group's other financial liabilities comprise provision for dilapidation costs of L1.5 million (February 2, 2003: L1.5 million).

FINANCIAL ASSETS

Cash at bank and on hand as of February 1, 2004 of L31.7 million (February 2, 2003: L29.6 million) relates principally to overnight deposits and current account balances held in trading operations worldwide and consists of L3.4 million (Fiscal 2003: L2.5 million) in sterling, L14.5 million (Fiscal 2003:
L16.9 million) in Euros, L7.4 million (Fiscal 2003: L4.2 million) in US dollars and L6.4 million (Fiscal 2003: L6.0 million) in other currencies. All significant balances earn interest based on local market rates appropriate for the currency concerned.

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

An analysis of the fair values and book values of the Group's financial assets and liabilities as of February 1, 2004 and February 2, 2003 is provided below:

                                                     BOOK VALUE       FAIR VALUE        BOOK VALUE        FAIR VALUE
                                                     FISCAL 2002      FISCAL 2002       FISCAL 2003       FISCAL 2003
                                                         LM                LM               LM                LM
                                                      --------          --------         --------          --------
Assets
    Cash at bank and in hand                             29.6              29.6             31.7              31.7
                                                       ------            ------           ------            ------
Liabilities and derivatives
    Creditors - due within 1 year                       (97.3)            (98.6)            (2.9)             (2.9)
    - due after more than 1 year                       (141.5)           (150.0)          (230.7)           (234.2)
    Commitments to sell/buy foreign                         -              (0.1)               -                 -
    currency
Provision for dilapidation costs                         (1.5)             (1.5)            (1.5)             (1.5)
                                                       ------            ------           ------            ------
                                                       (240.3)           (250.2)          (235.1)           (238.6)
                                                       ------            ------           ------            ------
Non-equity interests                                   (126.7)            (89.5)          (121.8)           (110.6)
                                                       ------            ------           ------            ------

The fair value of borrowings is based on estimates of the fixed interest rates available as of the Fiscal Year end for debt of the same remaining maturity. The fair value of non-equity interests is based on the quoted market price as at the Fiscal Year end.

FOREIGN CURRENCY RISK

The Group hedges transactions primarily related to the purchase and sale of inventories denominated in foreign currencies through foreign exchange forward contracts. These contracts reduce currency risk from exchange rate movements with respect to these transactions and cash flows. Gains and losses are deferred and accounted for as part of the underlying transactions.

The Group does not hedge profit translation exposure, unless there is a corresponding cash flow, since such hedges provide only a temporary deferral of the effect of movements in exchange rates. Similarly, while a significant proportion of the Group's borrowings are denominated in US dollars, the Group does not specifically hedge its existing long-term investments in overseas assets. This has resulted in currency translation differences, amounting to L9.8 million (gain), L0.3 million (loss) and L1.3 million (loss) in Fiscal 2003, 2002 and 2001, respectively, being credited or charged to reserves in relation to the translation of net assets in foreign currencies.

As of February 1, 2004 and February 2, 2003, the gross notional amount of foreign exchange forward contracts to sell foreign currencies, all of which had maturities of less than one year, can be analyzed as follows:

COMMITMENTS TO SELL FOREIGN CURRENCY

                                                                                  UNRECOGNIZED/DEFERRED
                                          STERLING EQUIVALENT                       GAINS AND (LOSSES)
                                          -------------------                       ------------------
                                      FISCAL 2002       FISCAL 2003           FISCAL 2002      FISCAL 2003
                                          LM                LM                    LM               LM
                                       --------          --------              --------         --------
Euro                                     11.6              10.9                 (0.1)              0.1
Australian dollars                        2.4               0.6                    -                 -
US dollars                                  -              52.7                    -                 -
                                         ----              ----                 ----               ---
Total                                    14.0              64.2                 (0.1)              0.1
                                         ====              ====                 ====               ===

The commitment to sell US dollars is linked to the Group's US dollar denominated borrowings which provide a hedge against the Group's US dollar investments. The unrealized exchange gain on this US dollar commitment has been reflected in the statement of total recognized gains and losses.

In addition, at February 1, 2004, the Group had entered into foreign exchange forward contracts to buy L0.9 million (Fiscal 2003: nil) of US dollars on which there was an unrecognized loss of L0.1 million.

The unrecognized/deferred gains and losses in respect of foreign exchange forward contracts are estimated by reference to the amounts not yet recognized that the Group would receive or pay to terminate the contracts based on year-end rates.

During the Fiscal Year, the Group has not used any other financial instruments to hedge trading foreign exchange rate exposures.

The Group's primary translation exposure relates to the relative values of the pound sterling and US dollar. Although the US business generates significant US dollar cash flows, the Group's borrowings are predominantly US dollar denominated. Management anticipates that the ongoing US dollar interest and dividend obligations together with US dollar trade payments in the UK will continue to preclude the need to enter into any significant hedging of US dollar cash flows.

At February 1, 2004, the Group had the equivalent of L4.5 million (February 2, 2003: L3.6 million) of (predominantly Euro denominated) net financial assets in non-functional currencies in relation to which future movements in foreign currencies could have a limited impact on consolidated profit.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. As of the end of the period covered by this Annual Report, an evaluation of the effectiveness of the Company's disclosure controls and procedures was carried out under the supervision and with the participation of the Company's management, including the Chief Executive and the Finance Director. Based on that evaluation, the Chief Executive and the Finance Director have concluded that the Company's disclosure controls and procedures are effective as of the end of the period covered by this Annual Report.

Subsequent to the date of their evaluation, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that it has at least one "audit committee financial expert," as defined in Item 16A of Form 20-F, serving on the Audit Committee. D. John S. Roques has been determined by the Board of Directors to be an audit committee financial expert. Shareholders and holders of ADRs should understand that this designation is a disclosure requirement of the SEC related to Mr. Roques' experience and understanding with respect to certain accounting and auditing matters. Mr. Roques is not deemed an "expert" for any purpose as a result of being designated an audit committee financial expert. The designation does not impose on Mr. Roques any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and Board of Directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to all of its employees and directors, including its principal executive officer, principal financial officer and principal accounting officer. The code of ethics is available at the Company's website at http://www.premierfarnell.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. Fees paid to PricewaterhouseCoopers LLP for the audit of the annual consolidated financial statements included in the Company's Annual Report on Form 20-F were L0.5 million and L0.6 million, respectively, for Fiscal 2002 and Fiscal 2003.

Audit-Related Fees. Audit related fees paid to PricewaterhouseCoopers LLP were L0.1 million and L0.1 million, respectively, for Fiscal 2002 and Fiscal 2003.

Tax Fees. Fees paid to PricewaterhouseCoopers LLP associated with tax compliance and tax consultation were L0.2 million and L0.2 million, respectively, for Fiscal 2002 and Fiscal 2003.

All Other Fees. Other fees paid to PricewaterhouseCoopers LLP were L0.1 million and nil in Fiscal 2002 and Fiscal 2003, respectively. Fees in Fiscal 2002 were for services consisting of advice on the implementation of share option and long-term incentive schemes.

All of the services described above were pre-approved by the Audit Committee.

The Audit Committee has adopted two formal policies relating to the independence of the Company's independent auditor. In addition, the Audit Committee's terms of reference require it to consider annually and make a recommendation to the Board, on the appointment or re-appointment of the independent auditor to provide audit services and the scope of such services. In providing the recommendation, the Audit Committee takes into consideration the audit fee.

The Audit Committee's policy on the provision of the independent auditor to provide non-audit services prohibits the provision of such services without the prior approval of the Committee, except in the case of tax compliance services within a clearly defined scope and monetary limits. Between meetings of the Committee, approval for the provision of non-audit services may be given by the Chairman of the Committee and as long as such approval is reported to the full Committee at its next meeting.

The Audit Committee has also adopted a second policy which restricts the circumstances in which former employees of the Company's independent auditor can be employed by the Company or any member of the Group.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUES AND AFFILIATED
          PURCHASERS

Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.  See Item 18.

ITEM 18. FINANCIAL STATEMENTS

SEE CONSOLIDATED FINANCIAL STATEMENTS (INCLUDING NOTES THERETO) CONTAINED ON PAGES F-1 THROUGH F-67 OF THIS ANNUAL REPORT.

ITEM 19. EXHIBITS

The following documents are filed as a part of this Annual Report:

Exhibit Number      Description of Exhibit
--------------      ----------------------
1.1                 Memorandum and Articles of Association, incorporated by reference to the Company's Annual Report on
                    Form 20-F for the Fiscal Year ended February 3, 2002 (Commission File No. 1-14258)

2.1                 Note Purchase Agreement, dated March 13, 2003, between Premier Farnell plc and various purchasers, relating to 5.01% Series A Guaranteed Senior Notes due 2010 and 5.63% Series B Guaranteed Senior
                    Notes due 2013.

2.2                 Note Purchase Agreement, dated June 17, 1996, between Premier Farnell Corp. and various purchasers, relating to 7.34% Series A Guaranteed Senior Notes due 2003 and 7.51% Series B Guaranteed Senior
                    Notes due 2006.

4.1                 Approved Executive Share Option Scheme 2001, incorporated by reference to the Company's Annual
                    Report on Form 20-F for the Fiscal Year ended January 28, 2001 (Commission File No. 1-4258)

4.2                 Approved Executive Share Option Scheme (Original Scheme), incorporated by reference to the Company's
                    Annual Report on Form 20-F for the Fiscal Year ended January 28, 1996 (Commission File No. 1-14258)

4.3                 Unapproved Executive Share Option Scheme, incorporated by reference to the Company's Annual Report on Form 20-F for the Fiscal Year ended January 28, 1996 (Commission File No. 1-14258)

4.4                 United States Savings Related Stock Option Plan, incorporated by reference to the Company's Form S-8
                    Registration Statement (Registration No. 33-5794)

4.5                 UK Savings Related Share Option Scheme, incorporated by reference to the Company's Annual Report on
                    Form 20-F for the Fiscal Year ended January 28, 1996 (Commission File No. 1-14258)

Exhibit Number      Description of Exhibit
--------------      ----------------------
4.6                 Overseas Savings Related Share Option Scheme, incorporated by reference to the Company's Annual
                    Report on Form 20-F for the Fiscal Year ended January 28, 1996 (Commission File No. 1-14258)

4.7                 Executive Share Option Scheme 2003, incorporated by reference to the Company's Annual Report on form
                    20-F for the Fiscal Year ended February 2, 2003 (Commission File No. 1-14258).

4.8                 Long Term Incentive Plan (Premier Farnell Performance Share Plan 2000), as amended on June 11, 2003, incorporated by reference to the Company's Annual Report on form 20-F for the Fiscal Year ended
                    February 2, 2003 (Commission File No. 1-14258).

4.9                 Premier Farnell Corporation 401(k) Retirement Savings Plan, January 1, 2002 Restatement,
                    incorporated by reference to the Company's Annual Report on form 20-F for the Fiscal Year ended
                    February 2, 2003 (Commission File No. 1-14258).

4.10                John Hirst Service Contract

4.11                Andrew Fisher Service Contract

4.12                Laurence Bain Service Contract

8.1                 List of Subsidiaries

12.1                Certification of CEO under Section 302

12.2                Certification of CFO under Section 302

13.1                Certification pursuant to 18 U.S. Section 1350, as adopted pursuant to Section 906 of the
                    Sarbanes-Oxley Act of 2002.

14.1                Shareholders Agreement dated as of January 23, 1996, between Farnell Electronics PLC and Jack N.
                    Mandel, Joseph C. Mandel, Morton L. Mandel, Jack N. Mandel Revocable Trust, Joseph C. Mandel
                    Revocable Trust, Morton L. Mandel Revocable Trust, Florence Mandel Revocable Trust and Barbara A.
                    Mandel Revocable Trust, incorporated by reference to the March 8, 1996 Prospectus/Proxy Statement contained in the Company's Registration Statement on Form F-4 (Registration No. 33-00690)

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                                 PREMIER FARNELL PLC
                                                 (Registrant)

Date:  May 13, 2004                              By /s/ STEVEN WEBB
                                                    ----------------------------
                                                        STEVEN WEBB
                                                        Company Secretary

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

PREMIER FARNELL PLC

REPORT OF INDEPENDENT ACCOUNTANTS

US AUDIT REPORT OF THE INDEPENDENT ACCOUNTANTS TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PREMIER FARNELL PLC.

We have audited the accompanying Consolidated Balance Sheets of Premier Farnell plc and its subsidiary undertakings as of February 1, 2004 and February 2, 2003 and the related Consolidated Statements of Income, Consolidated Statements of Total Recognized Gains and Losses, Consolidated Statements of Cash Flows, Consolidated Statements of Changes in Shareholders' Equity and the Notes to the Consolidated Financial Statements for each of the three years in the period ended February 1, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Premier Farnell plc and its subsidiary undertakings at February 1, 2004 and February 2, 2003 and the results of their operations and their cash flows for each of the three years in the period ended February 1, 2004 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended February 1, 2004 and the determination of the consolidated shareholders' equity at February 1, 2004 and February 2, 2003 to the extent summarised in note 25 to the consolidated financial statements.

By /s/ PricewaterhouseCoopers
   ------------------------------------------

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Leeds, United Kingdom
March 18, 2004

PREMIER FARNELL PLC

CONSOLIDATED STATEMENTS OF INCOME

                                                                                   Year ended
                                                                --------------------------------------------------------
                                                                 February 3,             February 2,          February 1,
                                                                    2002                    2003                 2004
                                                                 (53 weeks)              (52 weeks)           (52 weeks)
                                                    Notes            Lm                      Lm                   Lm
                                                    -----         --------                --------             --------
NET SALES                                             2              806.4                   759.0                764.6

Cost of sales                                                       (473.2)                 (447.0)              (457.6)
                                                                    ------                  ------               ------

GROSS PROFIT                                                         333.2                   312.0                307.0

Net operating expenses                                2             (246.3)                 (231.7)              (238.2)
                                                                    ------                  ------               ------

OPERATING INCOME                                    2/4               86.9                    80.3                 68.8

(Loss)/gain on disposal of businesses                 3              (11.0)                   (4.8)                 0.1

Net interest payable                                  5              (15.9)                  (15.7)               (14.3)
                                                                    ------                  ------               ------
INCOME BEFORE TAXES                                                   60.0                    59.8                 54.6
Taxes on income                                       7              (21.4)                  (18.2)               (15.6)
                                                                    ------                  ------               ------

NET INCOME                                                            38.6                    41.6                 39.0
Preference dividends (non-equity)                     8              (26.1)                  (10.8)                (6.6)
                                                                    ------                  ------               ------

NET INCOME ATTRIBUTABLE TO
ORDINARY SHAREHOLDERS                                                 12.5                    30.8                 32.4
                                                                    ======                  ======               ======

NET INCOME PER ORDINARY SHARE
Basic and diluted                                     9                4.6p                    9.3p                 8.9p

There is no material difference between the results as disclosed in the Consolidated Statements of Income and the results on an unmodified historical cost basis.

All of the Group's net sales and operating income relate to continuing operations.

The accompanying notes on pages F-9 to F-67 are an integral part of these consolidated financial statements.

PREMIER FARNELL PLC

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                                                Year ended
                                                            ----------------------------------------------------
                                                            February 3,         February 2,            February 1,
                                                              2002                 2003                   2004
                                                           (53 weeks)           (52 weeks)             (52 weeks)
                                                               Lm                   Lm                     Lm
                                                            --------             --------               --------
Net income for the year                                        38.6                 41.6                   39.0
Currency translation adjustments (net of
associated tax charge in Fiscal 2003 of L4.4
million, Fiscal 2002 and Fiscal 2001:Lnil)                     (1.3)                (0.3)                   9.8
                                                               ----                 ----                   ----
Total recognized gains in the year                             37.3                 41.3                   48.8
Prior year adjustment                                          16.2                    -                      -
                                                               ----                 ----                   ----
Total recognized gains since last Annual Report                53.5                 41.3                   48.8
                                                               ====                 ====                   ====

The prior year adjustment reflects the adoption of FRS 19, Deferred Tax, with effect from January 29, 2001. FRS 19 requires deferred tax assets to be recognized to the extent they are expected to be recoverable. Prior to January 29, 2001, the Group's accounting policy for deferred tax was in accordance with SSAP No. 15, which required deferred tax assets to be recognized only to the extent they were expected to be recoverable without replacement by an equivalent asset. The recognition of deferred tax assets has been accounted for by way of a prior year adjustment, reducing provisions for liabilities and charges at January 28, 2001 by L16.2 million.

The accompanying notes on pages F-9 to F-67 are an integral part of these consolidated financial statements.

PREMIER FARNELL PLC

CONSOLIDATED BALANCE SHEETS

                                                                                   February 2,               February 1,
                                                                                      2003                      2004
                                                                   Notes               Lm                        Lm
                                                                   -----            --------                  --------
FIXED ASSETS
Intangible assets                                                    10                 48.5                    45.9
Property, plant and equipment                                        11                112.9                   107.2
Investments                                                          12                  0.2                       -
                                                                                       -----                   -----
                                                                                       161.6                   153.1
                                                                                       -----                   -----
CURRENT ASSETS
Inventories                                                          13                147.8                   151.0
Debtors - due within one year                                        14                121.8                   128.5
        - due after more than one year                               14                 82.2                    79.6
Cash at bank and in hand                                                                29.6                    31.7
                                                                                       -----                   -----
                                                                                       381.4                   390.8

CREDITORS - DUE WITHIN ONE YEAR                                      15               (254.7)                 (159.0)
                                                                                       -----                   -----
NET CURRENT ASSETS                                                                     126.7                   231.8
                                                                                       -----                   -----
TOTAL ASSETS LESS CURRENT LIABILITIES                                                  288.3                   384.9

CREDITORS - DUE AFTER MORE THAN ONE YEAR                             16               (141.5)                 (230.7)

PROVISIONS FOR LIABILITIES AND CHARGES                               17                (43.3)                  (42.1)
                                                                                       -----                   -----
                                                                                       103.5                   112.1
                                                                                       =====                   =====
CAPITAL AND RESERVES
Called up share capital                                              18                 25.9                    25.7
Share premium account                                                                   19.2                    20.1
Capital redemption reserve                                                               0.6                     0.8
Retained earnings                                                                       57.8                    65.5
                                                                                       -----                   -----
SHAREHOLDERS' FUNDS                                                                    103.5                   112.1
                                                                                       =====                   =====
SHAREHOLDERS' FUNDS COMPRISE:
Equity interests                                                                       (23.2)                   (9.7)
Non-equity interests                                                                   126.7                   121.8
                                                                                       -----                   -----
                                                                                       103.5                   112.1
                                                                                       =====                   =====

Non-equity interests reflect the redemption cost of the cumulative convertible preference shares.

The accompanying notes on pages F-9 to F-67 are an integral part of these consolidated financial statements.

PREMIER FARNELL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               Year ended
                                                                                ----------------------------------------
                                                                                February 3,    February 2,     February 1,
                                                                                   2002           2003            2004
                                                                                (53 weeks)     (52 weeks)      (52 weeks)
                                                                    Notes           Lm             Lm              Lm
                                                                    -----        --------       --------        --------
NET CASH INFLOW FROM OPERATING ACTIVITIES                             20           107.1           92.0            70.0

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                                    1.3            0.6             0.4
Interest paid                                                                      (16.9)         (16.4)          (14.4)
Dividends paid on preference shares (non-equity)                                   (26.1)         (10.8)           (6.6)
                                                                                   -----          -----          ------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF
FINANCE                                                                            (41.7)         (26.6)          (20.6)

TAXATION PAID                                                                      (27.4)         (12.7)          (14.5)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of property, plant and equipment                                          (24.8)         (24.9)          (20.4)
Sale of property, plant and equipment                                                1.3            1.7             2.6
Purchase of own shares                                                              (0.6)             -               -
                                                                                   -----          -----          ------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND
FINANCIAL INVESTMENT                                                               (24.1)         (23.2)          (17.8)

ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertaking                                                 (66.0)             -               -
Purchase of minority interest                                                       (0.3)             -               -
Disposal of businesses                                                              27.5            3.3             0.5
                                                                                   -----          -----          ------
NET CASH (OUTFLOW)/INFLOW FROM ACQUISITIONS AND DISPOSALS

                                                                                   (38.8)           3.3             0.5

EQUITY DIVIDENDS PAID                                                              (24.5)         (28.1)          (32.6)
                                                                                   -----          -----          ------

NET CASH (OUTFLOW)/INFLOW BEFORE USE OF LIQUID RESOURCES AND
FINANCING                                                                          (49.4)           4.7           (15.0)

MANAGEMENT OF LIQUID RESOURCES
Decrease in short term deposits with banks                                          16.3              -               -

FINANCING
Issue of ordinary share capital                                                      0.2            0.7             0.9
Purchase of own preference shares                                                      -           (8.3)           (2.3)
Preference share conversion costs                                                      -           (0.9)              -
New bank loans                                                                      48.0           29.1           206.6
Repayment of bank loans                                                            (11.0)         (23.0)         (188.7)
                                                                                   -----          -----          ------
Net cash inflow/(outflow) from financing                                            37.2           (2.4)           16.5
                                                                                   -----          -----          ------
INCREASE IN NET CASH                                                                 4.1            2.3             1.5
                                                                                   =====          =====          ======

PREMIER FARNELL PLC

                                                                                            Year ended
                                                                                ---------------------------------------
                                                                              February 3,    February 2,     February 1,
                                                                                 2002           2003            2004
                                                                              (53 weeks)     (52 weeks)      (52 weeks)
                                                                   Notes           Lm            Lm              Lm
                                                                   -----       --------       --------        --------
RECONCILIATION OF NET DEBT:
Net debt at beginning of year                                                   (179.2)        (236.4)         (209.2)
Increase in net cash                                                               4.1            2.3             1.5
Decrease in short term deposits                                                  (16.3)             -               -
Increase in debt                                                                 (37.0)          (6.1)          (17.9)
Exchange movement                                                                 (8.0)          31.0            23.7
                                                                                ------         ------          ------

NET DEBT AT END OF YEAR                                              20         (236.4)        (209.2)         (201.9)
                                                                                ======         ======          ======

The accompanying notes on pages F-9 to F-67 are an integral part of these consolidated financial statements.

These consolidated statements of cash flows are prepared in accordance with FRS 1 (Revised 1996) which differs in certain respects from the US accounting standard, SFAS 95 "Statements of Cash Flows". The principal differences are explained in note 25.

PREMIER FARNELL PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                5p                          Share         Capital
                                             Ordinary      Preference      premium      redemption     Retained
                                              shares         shares        account        reserve      earnings       Total
                                                Lm             Lm            Lm              Lm           Lm            Lm
                                             --------       --------      --------       --------      --------      --------
Balance at January 28, 2001                    13.6           27.9           4.2              -          53.3          99.0

Net income                                        -              -             -              -          38.6          38.6
Ordinary dividends                                -              -             -              -         (24.5)        (24.5)
Preference dividends                              -              -             -              -         (26.1)        (26.1)
Premium on issue of shares                        -              -           0.2              -             -           0.2
Goodwill reinstated on disposal
  of businesses                                   -              -             -              -          25.6          25.6
Currency translation adjustment                   -              -             -              -          (1.3)         (1.3)
                                               ----            ---          ----            ---          ----         -----
Balance at February 3, 2002                    13.6           27.9           4.4              -          65.6         111.5
Net income                                        -              -             -              -          41.6          41.6
Ordinary dividends                                -              -             -              -         (32.6)        (32.6)
Preference dividends                              -              -             -              -         (10.8)        (10.8)
Premium on issue of shares                        -              -           0.7              -             -           0.7
Goodwill reinstated on disposal
  of businesses                                   -              -             -              -           2.6           2.6
Preference share conversion                     4.5          (19.5)         15.0              -             -             -
Preference share conversion
 costs                                            -              -          (0.9)             -             -          (0.9)
Preference share purchase and
  cancellation                                    -           (0.6)            -            0.6          (8.3)         (8.3)
Currency translation adjustment                   -              -             -              -          (0.3)         (0.3)
                                               ----            ---          ----            ---          ----         -----
Balance at February 2, 2003                    18.1            7.8          19.2            0.6          57.8         103.5

Net income                                        -              -             -              -          39.0          39.0
Ordinary dividends                                -              -             -              -         (32.6)        (32.6)
Preference dividends                              -              -             -              -          (6.6)         (6.6)
Premium on issue of shares                        -              -           0.9              -             -           0.9
Goodwill reinstated on disposal
  of businesses                                   -              -             -              -           0.4           0.4
Preference share purchase and
  cancellation                                    -           (0.2)            -            0.2          (2.3)         (2.3)
Currency translation adjustment
  (net of associated tax charge)                  -              -             -              -           9.8           9.8


                                               ----            ---          ----            ---          ----         -----
Balance at February 1, 2004                    18.1            7.6          20.1            0.8          65.5         112.1
                                               ====            ===          ====            ===          ====         =====

The number of 5p ordinary shares and preference shares outstanding as at February 1, 2004 was 362,948,230 and 7,575,221, respectively (February 2, 2003:
362,438,230 and 7,772,221, respectively).

The cumulative goodwill arising on acquisitions of subsidiary undertakings which are still part of the Group and charged against reserves of the Group amounted to L1,593.6 million at February 1, 2004 (February 2, 2003: L1,594.0 million).

The cumulative currency translation adjustment included in retained earnings as at February 1, 2004, February 2, 2003 and February 3, 2002 amounted to L17.9 million credit, L8.1 million credit and L8.4 million credit, respectively.

The accompanying notes on pages F-9 to F-67 are an integral part of these consolidated financial statements.

      PREMIER FARNELL PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1     STATEMENT OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The accounts have been prepared under the historical cost convention and in accordance with applicable UK accounting standards. A summary of the more important Group accounting policies, which the Directors consider to be the most appropriate for the Group and which have been applied consistently, is set out below.

      Accounts are drawn up to the Sunday nearest to January 31, the Company's accounting reference date. For Fiscal 2001 (year ended February 3, 2002) the accounting period was 53 weeks, for Fiscal 2002 (year ended February 2, 2003) and for Fiscal 2003 (year ended February 1, 2004) the accounting periods were 52 weeks.

      BASIS OF CONSOLIDATION

      The consolidated accounts incorporate the accounts of the Company and all of its subsidiary undertakings. All subsidiary undertakings are wholly owned. Results of subsidiary undertakings acquired or disposed of during the year are consolidated from or up to the date on which control passes, deemed to be when the Company gains or ceases the ability to direct the financial and operating policies of the subsidiary undertaking with a view to gaining economic benefits from its activities. Intra group transactions are eliminated on consolidation, including intra group sales, profits, losses, income, expenses, receivables and payables.

      EXPENSE CLASSIFICATION

      Cost of sales comprises the costs of goods delivered to customers including the cost of freight, packaging and inventory adjustments. In addition, rebates from suppliers are deducted from cost of sales.

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

      BuckHickman InOne: 20 years

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

      SOFTWARE DEVELOPMENT COSTS

      The Group capitalizes qualifying costs under FASB Statement of Position 98-1, "Accounting for the Costs to Develop or Obtain Software for Internal Use" including certain costs incurred in connection with developing or obtaining software for internal use. Capitalized software costs are amortized on a straight-line basis over the estimated useful life of the software, which is generally three to five years.

      PREMIER FARNELL PLC

      PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment is stated at cost or fair value on acquisition. Interest is not capitalized.

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

      PREMIER FARNELL PLC

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

      Exchange gains and losses arising on foreign currency borrowings and related financial instruments used to finance the Group's foreign currency investments are taken to reserves and reported in the Statement of Total Recognized Gains and Losses.

      LONG TERM INCENTIVE PLAN

      The Consolidated Statement of Income includes the costs relating to the Premier Farnell Performance Share Plan and the Consolidated Balance Sheet includes the appropriate assets and liabilities of the plan. Shares in the Company, held by the trust established to administer the plan, are shown as fixed asset investments and are amortized over the performance period of the plan to which they relate. Where options over shares are awarded to executives, the value of the expected award is amortized on a straight line basis over the performance period to which the award relates.

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

      PREMIER FARNELL PLC

2     SEGMENTAL ANALYSIS

(1)   NET SALES AND OPERATING INCOME

      BUSINESS SEGMENTS

                                                                                       Net sales - year ended
                                                                                       ----------------------
                                                                             February 3,    February 2,    February 1,
                                                                               2002            2003           2004
                                                                             (53 weeks)     (52 weeks)     (52 weeks)
                                                                             Lm        Lm       Lm
                                                                             --------        --------       --------
Marketing and Distribution Division
      Americas                                                                  373.7          311.6          286.1
      Europe and Asia Pacific                                                   314.5          348.6          382.1
                                                                                -----          -----          -----
                                                                                688.2          660.2          668.2
Industrial Products Division                                                    118.2           98.8           96.4
                                                                                -----          -----          -----
Net sales on continuing operations                                              806.4          759.0          764.6
                                                                                =====          =====          =====

      Turnover between segments is not significant.

                                                                                     Operating income - year ended
                                                                                     -----------------------------
                                                                              February 3,     February 2,    February 1,
                                                                                 2002            2003           2004
                                                                              (53 weeks)      (52 weeks)     (52 weeks)
                                                                               Lm        Lm       Lm
                                                                               --------        --------       --------
Marketing and Distribution Division
     Americas                                                                    38.4            33.0           25.8
     Europe and Asia Pacific                                                     38.7            39.6           36.8
                                                                                 ----            ----           ----
   Total Marketing and Distribution Division                                     77.1            72.6           62.6
   Industrial Products Division                                                  17.7            15.2           13.7
   Head Office costs                                                             (7.9)           (7.5)          (7.5)
                                                                                 ----            ----           ----
   Operating income on continuing operations                                     86.9            80.3           68.8
                                                                                 ====            ====           ====

* Amortization of capitalized goodwill is in respect of the acquisition of BuckHickman InOne in Fiscal 2001.

         PREMIER FARNELL PLC

         The Marketing and Distribution Division markets electronic, electrical, industrial components and products and spares for consumer appliances and consists of five operations: Newark and MCM, in the Americas and Farnell, Buck & Hickman and CPC in Europe and Asia Pacific. On 27 February 2003, the Group announced the rebranding of four businesses of the Marketing and Distribution Division to demonstrate to customers and suppliers the close alignment and global collaboration between them. The new trading names are Newark InOne, Farnell InOne, BuckHickman InOne, and MCM, an InOne company. The operating income of the Marketing and Distribution Division for Fiscal 2003 reflects the one-off cost of the rebranding of L2.4 million.

         The Industrial Products Division produces and distributes high-performance fire fighting components for the OEM and replacement markets and distributes repair products and hand tools for the automotive aftermarket, electrical connectors and equipment for the industrial maintenance and repair market and wire and cable harnesses for the automotive and steel industries.

         The above segments have been identified on the basis of the underlying nature of the business and its customer base and reflect the segments used internally by senior management for monitoring the business and making decisions regarding allocation of future resources.

         There are no revenues or transactions with a single customer that are 10% or more of the Group's revenues.

         GEOGRAPHICAL SEGMENTS BY ORIGIN

                                              Net sales - year ended                       Operating income - year ended
                                    -------------------------------------------      ----------------------------------------
                                    February 3,    February 2,     February 1,        February 3,   February 2,   February 1,
                                       2002           2003            2004               2002          2003          2004
                                    (53 weeks)     (52 weeks)      (52 weeks)         (53 weeks)    (52 weeks)    (52 weeks)
                                        Lm             Lm              Lm                 Lm            Lm            Lm
                                    ------------   ------------   -------------      ------------   -----------   -----------
Americas                                   456.9          375.3           343.2              52.9          45.8          38.8
United Kingdom                             215.5          251.6           270.6              34.1          36.4          31.7
Rest of World                              134.0          132.1           150.8               9.3           8.2           8.4
Head Office costs                              -              -               -              (7.9)         (7.5)         (7.5)
Amortization of goodwill (UK)*                 -              -               -              (1.5)         (2.6)         (2.6)
                                    ------------   ------------   -------------      ------------   -----------   ----------

Net sales and operating
  income on continuing
  operations                               806.4          759.0           764.6              86.9          80.3          68.8
                                    ============   ============   =============      ============   ===========   ===========

* Amortization of capitalized goodwill is in respect of the acquisition of BuckHickman InOne in Fiscal 2001.

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

         BUSINESS SEGMENTS

                                                                Net assets
                                                                ----------
                                                        February 2,     February 1,
                                                           2003            2004
                                                            Lm              Lm
                                                          -----           -----
Marketing and Distribution Division
        Americas                                          123.9           111.4
        Europe and Asia Pacific                           139.6           151.6
                                                          -----           -----
                                                          263.5           263.0
Industrial Products Division                               25.8            24.3
                                                          -----           -----
Net operating assets (excluding goodwill)                 289.3           287.3

Unallocated assets and liabilities:
  Goodwill (UK)                                            48.5            45.9
  Net debt                                               (209.2)         (201.9)
  Other financial assets and liabilities                  (25.1)          (19.2)
                                                          -----           -----
Net assets                                                103.5           112.1
                                                          =====           =====

                                                                 Total assets
                                                          ------------------------
                                                          February 2,   February 1,
                                                            2003           2004
                                                              Lm            Lm
                                                            -----          -----
Marketing and Distribution Division
        Americas                                            144.8          141.9
        Europe and Asia Pacific                             262.7          263.7
                                                            -----          -----
Total Marketing and Distribution Division                   407.5          405.6
Industrial Products Division                                 53.2           51.2
Head Office (including pension asset)                        82.3           87.1
                                                            -----          -----

Total assets                                                543.0          543.9
                                                            =====          =====

         The analysis of total assets at February 2, 2003 has been reclassified to reflect, more appropriately, the use of assets in the business.

         PREMIER FARNELL PLC

(2)      TOTAL ASSETS AND NET ASSETS

         GEOGRAPHICAL SEGMENTS

                                                               Net assets
                                                       ---------------------------
                                                       February 2,     February 1,
                                                          2003            2004
                                                           Lm              Lm
                                                       ----------      -----------
Americas                                                  116.4           105.2
United Kingdom                                            132.1           131.4
Rest of the World                                          40.8            50.7
                                                          -----           -----
Net operating assets                                      289.3           287.3

Unallocated assets and liabilities:
    Goodwill                                               48.5            45.9
    Net debt                                             (209.2)         (201.9)
    Other financial assets and liabilities                (25.1)          (19.2)
                                                          -----           -----

Net assets                                                103.5           112.1
                                                          =====           =====

                                                              Total assets
                                                       ----------------------------
                                                       February 2,      February 1,
                                                          2003             2004
                                                           Lm               Lm
                                                       -----------      -----------
Americas                                                  233.1            225.8
United Kingdom                                            233.2            228.4
Rest of the World                                          76.7             89.7
                                                          -----            -----

Total assets                                              543.0            543.9
                                                          =====            =====

         The analysis of total assets at February 2, 2003 has been reclassified to reflect, more appropriately, the use of assets in the business.

         PREMIER FARNELL PLC

(3)      PROPERTY, PLANT AND EQUIPMENT

         BUSINESS SEGMENTS

                                                                Fixed assets
                                                         --------------------------
                                                         February 2,     February 1,
                                                           2003            2004
                                                            Lm              Lm
                                                         ----------      ----------
Marketing and Distribution Division
        Americas                                            38.9            35.9
        Europe and Asia Pacific                             61.0            60.0
                                                           -----           -----
                                                            99.9            95.9
Industrial Products Division                                13.0            11.3
                                                           -----           -----

Property, plant and equipment                              112.9           107.2
                                                           =====           =====

         GEOGRAPHICAL SEGMENTS

                                                               Fixed assets
                                                        ---------------------------
                                                        February 2,     February 1,
                                                           2003            2004
                                                            Lm              Lm
                                                        -----------     -----------
Americas                                                    50.0            45.6
United Kingdom                                              49.6            46.2
Rest of the World                                           13.3            15.4
                                                           -----           -----

Property, plant and equipment                              112.9           107.2
                                                           =====           =====

(4)      CAPITAL EXPENDITURE AND DEPRECIATION

         Capital expenditure and depreciation by segment are as follows:

                                      Capital expenditure - year ended                   Depreciation - year ended
                                  --------------------------------------         ---------------------------------------
                                  February 3,   February 2,   February 1,        February 3,   February 2,   February 1,
                                     2002          2003          2004               2002          2003          2004
                                      Lm            Lm            Lm                 Lm            Lm            Lm
                                  -----------   ----------    ----------         ----------    -----------   -----------
Marketing and Distribution
Division
    Americas                              8.4          11.0           6.9                6.3           5.2           6.7
    Europe and Asia Pacific               6.2          13.2          12.1                7.2           9.4          12.2
                                  -----------   -----------    ----------        ----------    -----------   -----------
                                         14.6          24.2          19.0               13.5          14.6          18.9
Industrial Products Division              5.4           1.4           1.1                2.2           1.7           1.5
                                  -----------   -----------    ----------        ----------    -----------   -----------
                                         20.0          25.6          20.1               15.7          16.3          20.4
                                  ===========   ===========    ==========        ===========   ===========   ===========

         PREMIER FARNELL PLC

(5)      NET OPERATING EXPENSES

                                                               Year ended
                                           ----------------------------------------------------
                                           February 3, 2002  February 2, 2003  February 1, 2004
                                                  Lm                Lm                Lm
                                           ----------------  ----------------  ----------------
Distribution costs                                    236.0             220.5             227.1
Administrative expenses                                 9.4              10.1              10.1
Research and
  development expenditure                               0.9               1.1               1.0
                                           ----------------  ----------------  ----------------

                                                      246.3             231.7             238.2
                                           ================  ================  ================

         Distribution costs in Fiscal 2003 include rebranding costs of L2.4 million (Fiscal 2002 and Fiscal 2001: Lnil) (see note 2(1)). Distribution costs in Fiscal 2003 include L18.7 million relating to catalog, publicity, advertising and exhibition costs (Fiscal 2002:
         L15.5 million, Fiscal 2001: L17.6 million).

         Administrative expenses in Fiscal 2003 include amortization of goodwill of L2.6 million (Fiscal 2002: L2.6 million, Fiscal 2001: L1.5 million).

         Research and development expenditure is charged to income as incurred.

3        (LOSS)/GAIN ON DISPOSAL OF BUSINESSES

                                                                              Year ended
                                                                -----------------------------------------
                                                                February 3,    February 2,    February 1,
                                                                   2002           2003           2004
                                                                    Lm             Lm            Lm
                                                                ----------     ----------     -----------
Gain/(loss) on net assets sold (net of costs)                      14.6           (2.3)           0.5
Goodwill previously eliminated against reserves                   (25.6)          (2.6)          (0.4)
                                                                  -----           ----           ----
Loss on disposal of businesses in the year (note 24)              (11.0)          (4.9)           0.1
Deferred consideration received from prior year disposals             -            0.1              -
                                                                  -----           ----           ----
(Loss)/gain on disposal of businesses                             (11.0)          (4.8)           0.1
                                                                   ====           ====           ====

Tax credit arising on disposal of businesses                          -            0.9              -
                                                                   ====           ====           ====

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

         Taken together, in Fiscal 2001 these businesses contributed L7.1 million of sales and L0.2 million of operating income in the period up to disposal.

         FISCAL 2002

         On June 28, 2002, the Group sold DA Lubricants, the speciality lubricants business of the Industrial Products Division in North America, for a consideration of L4.3 million. In the period up to disposal, this business contributed L5.4 million (Fiscal 2001: L15.3 million) of sales and incurred an operating loss of L0.1 million (Fiscal 2001:operating income of L0.4 million).

         PREMIER FARNELL PLC

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         FISCAL 2003

         On July 31, 2003, the Group sold Maintenance Inc., a distributor of asphalt resurfacing products and part of the Industrial Products Division in North America, for a cash consideration of L0.9 million. In the period up to disposal, this business contributed L0.7 million (Fiscal 2002: L1.6 million, Fiscal 2001: L1.6 million) of sales and L0.1 million of operating income (Fiscal 2002: L0.2 million, Fiscal 2001: L0.2 million).

4        OPERATING INCOME IS STATED AFTER CHARGING/(CREDITING):

                                                                   Year ended
                                                    -----------------------------------------
                                                    February 3,    February 2,    February 1,
                                                       2002           2003           2004
                                                        Lm             Lm             Lm
                                                    -----------    -----------    -----------
Amortization of goodwill                                1.5            2.6            2.6
Depreciation                                           15.7           16.3           20.4
Gain on sale of property, plant and equipment          (1.5)          (0.5)          (1.1)
Restructuring costs                                     1.6            0.6            0.8
Performance Share Plan                                  1.2              -              -
Operating lease rentals:
        Plant and machinery                             3.1            3.6            3.9
        Other                                           5.1            6.1            5.9
Fees paid to the Group's auditors:
      Statutory audit                                   0.4            0.5            0.6
      Further assurance services                          -            0.1            0.1
      Tax compliance services                           0.1            0.1            0.1
      Tax advisory services                               -            0.1            0.1
      Other non-audit services                            -            0.1              -

         Restructuring costs in Fiscal 2001 related to staff reductions in North America and Europe, in Fiscal 2002 related to the closure of a Newark InOne warehouse, and in Fiscal 2003 related primarily to staff reductions in North America which resulted from sales branch consolidations. The majority of the restructuring costs expensed in each year were incurred during that same year and thus the liabilities outstanding in respect of restructuring costs at each of the above fiscal year ends were not significant.

         The audit fees and fees for further assurance services paid to the Group's auditors shown above include L0.1 million (Fiscal 2002 and Fiscal 2001: L0.1 million) in respect of the Company.

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

         Other non-audit services provided in Fiscal 2002 comprised advice on the implementation of share option and long-term incentive schemes.

         In Fiscal 2001, L0.1 million of fees were capitalized as part of the acquisition of Buck & Hickman. No fees were capitalized in Fiscal 2003 or Fiscal 2002.

         PREMIER FARNELL PLC

5        NET INTEREST PAYABLE

                                                                                   Year ended
                                                                     ----------------------------------------
                                                                     February 3,    February 2,    February 1,
                                                                        2002           2003           2004
                                                                         Lm             Lm             Lm
                                                                     -----------    -----------    -----------
Interest receivable on short-term deposits                              (1.3)          (0.6)          (0.4)
Interest payable on bank overdrafts and loans repayable within
    5 years                                                             17.0           16.2            9.7
Interest payable on loans repayable after more than 5 years              0.2            0.1            5.0
                                                                        ----           ----           ----

                                                                        15.9           15.7           14.3
                                                                        ====           ====           ====

6        EMPLOYEES

                                                                   Year ended
                                                   -------------------------------------------
                                                   February 3,      February 2,    February 1,
                                                      2002             2003           2004
                                                       Lm               Lm             Lm
                                                   -----------      -----------    -----------
STAFF COSTS DURING THE YEAR WERE AS FOLLOWS:
Wages and salaries                                    127.3           119.5           117.1
Social security costs                                  19.7            18.6            20.1
Other pension costs (note 21)                          (5.3)           (4.4)           (2.9)
                                                      -----           -----           -----

                                                      141.7           133.7           134.3
                                                      =====           =====           =====

         THE AVERAGE NUMBER OF PERSONS EMPLOYED WAS AS FOLLOWS:

                                                          Year ended
                                          -----------------------------------------
                                           February 3,    February 2,    February 1,
                                             2002           2003           2004
                                            Number         Number         Number
                                           ----------     ----------     ----------
Marketing and Distribution Division
         Americas                            1,858          1,654          1,618
         Europe and Asia Pacific             2,031          2,306          2,448
                                             -----          -----          -----
                                             3,889          3,960          4,066
Industrial Products Division                 1,243            991            952
Head Office                                     42             43             43
                                             -----          -----          -----

                                             5,174          4,994          5,061
                                             =====          =====          =====

         PREMIER FARNELL PLC

7        TAXES ON INCOME

         Taxes on income charged/(credited) to earnings were as follows:

                                                            Year ended
                                               ----------------------------------------
                                               February 3,    February 2,    February 1,
                                                  2002          2003           2004
                                                  Lm             Lm             Lm
                                               -----------    -----------    ----------
UK corporation tax:
  Current tax for the year                       11.3           13.5            7.1
  Current tax in respect of prior years          (0.3)          (0.7)          (0.8)
Overseas corporate tax:
  Current tax for the year                        1.4            2.6            6.7
  Current tax in respect of prior years          (1.2)           0.1           (0.2)
Deferred taxation:
  Current year                                    9.4            3.1            2.9
  Prior year                                      0.8           (0.4)          (0.1)
                                                 ----           ----           ----

                                                 21.4           18.2           15.6
                                                 ====           ====           ====

         The taxation charge for Fiscal 2002 is net of a credit of L0.9 million arising from the disposal of businesses (Fiscal 2003 and Fiscal 2001 nil).

         The table below reconciles the UK corporation tax rate applicable in each year to the effective tax rate obtained by computing the tax charge as a percentage of income before taxes.

                                                                                            Year ended
                                                                            -------------------------------------------
                                                                              February 3,    February 2,    February 1,
                                                                                 2002           2003           2004
                                                                                  Lm             Lm             Lm
                                                                              -----------    -----------    -----------
Income before taxes, goodwill amortization and gain/loss on disposal of businesses:

Americas                                                                          6.7           10.5           15.5
United Kingdom                                                                   49.3           44.5           32.1
Rest of the World                                                                16.5           12.2            9.5
                                                                                 ----           ----           ----

                                                                                 72.5           67.2           57.1
                                                                                 ====           ====           ====

                                                                                    %              %              %

UK corporation tax rate                                                          30.0           30.0           30.0
Overseas losses not available for Group relief                                    0.7            0.9            0.9
Excess of overseas tax rates over UK tax rate                                     1.5            0.6            2.8
Prior year items                                                                 (1.0)          (1.4)          (1.9)
Utilization of prior year tax losses                                             (0.6)          (0.9)          (0.6)
Other                                                                            (1.1)          (0.8)          (3.9)
Tax charge as a percentage of income before taxes,
                                                                                 ----           ----           ----
goodwill amortization and gain/loss on disposal of
businesses                                                                       29.5           28.4           27.3
                                                                                 ====           ====           ====

         PREMIER FARNELL PLC

8        DIVIDENDS

                                                                                  Year ended
                                                                    ---------------------------------------
                                                                    February 3,   February 2,    February 1,
                                                                       2002          2003          2004
                                                                        Lm            Lm            Lm
                                                                    ----------    ----------     ----------
PREFERENCE (NON-EQUITY)
Paid July                                                              13.1           7.5           3.3
Paid January                                                           13.0           3.3           3.3
                                                                       ----          ----          ----
                                                                       26.1          10.8           6.6
                                                                       ====          ====           ===
ORDINARY (EQUITY)
Interim paid of 4.0p (Fiscal 2002 - 4.0p, Fiscal 2001 - 4.0p)
per share                                                              10.9          14.5          14.5
Final proposed of 5.0p (Fiscal 2002 - 5.0p, Fiscal 2001 -
5.0p) per share                                                        13.6          18.1          18.1
                                                                       ----          ----          ----
                                                                       24.5          32.6          32.6
                                                                       ====          ====          ====

         Details of dividends on preference shares are given in note 18.

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

         PREMIER FARNELL PLC

         The weighted average number of shares used in the calculations are set out below.

                                                                       Year ended
                                                   -----------------------------------------------------
                                                   February 3,          February 2,          February 1,
                                                      2002                 2003                 2004
                                                     Number               Number               Number
                                                     ------               ------               ------
Weighted average number of shares                  271,879,752          331,570,659          362,329,619
Dilutive effect of share options                     1,007,168              850,520            1,025,010
                                                   -----------          -----------          -----------
Diluted weighted average number of shares          272,886,920          332,421,179          363,354,629
                                                   ===========          ===========          ===========

         The year on year increases in the weighted average number of ordinary shares outstanding results from the special conversion, approved by shareholders on May 13, 2002, of 19.5 million preference shares into
         89.8 million ordinary shares.

10       INTANGIBLE FIXED ASSETS

                                                Goodwill
                                                   Lm
                                                --------
COST
At February 3, 2003 and February 1, 2004          52.6
                                                  ----

AMORTIZATION
At February 3, 2003                                4.1
Charge for the year                                2.6
                                                  ----
At February 1, 2004                                6.7
                                                  ----

NET BOOK AMOUNT
At February 1, 2004                               45.9
                                                  ====
At February 2, 2003                               48.5
                                                  ====

         PREMIER FARNELL PLC

11       PROPERTY, PLANT AND EQUIPMENT

                                            Freehold
                                            land and        Plant and
                                            buildings       equipment         Total
                                               Lm              Lm              Lm
                                            ---------       ---------         -----
COST
At February 4, 2002                            81.0           135.9           216.9
Additions                                       0.2            25.4            25.6
Acquisition                                       -            (9.2)           (9.2)
Disposals                                      (2.4)           (5.5)           (7.9)
Businesses sold                                (5.9)          (10.6)          (16.5)
Currency translation adjustment
                                               ----           -----           -----
At February 2, 2003                            72.9           136.0           208.9
                                               ----           -----           -----

DEPRECIATION
At February 4, 2002                            26.2            76.6           102.8
Charge for the year                             1.1            15.2            16.3
Disposals                                         -            (7.7)           (7.7)
Businesses sold                                (2.0)           (4.2)           (6.2)
Currency translation adjustment                (2.8)           (6.4)           (9.2)
                                               ----           -----           -----

At February 2, 2003                            22.5            73.5            96.0
                                               ----           -----           -----

Net book amounts at February 2, 2003           50.4            62.5           112.9
                                               ====            ====           =====

COST
At February 3, 2003                            72.9           136.0           208.9
Additions                                       1.2            18.9            20.1
Disposals                                      (5.6)          (15.0)          (20.6)
Businesses sold                                (0.2)           (0.2)           (0.4)
Currency translation adjustment                (3.7)           (4.8)           (8.5)
                                               ----           -----           -----

At February 1, 2004                            64.6           134.9           199.5
                                               ----           -----           -----
DEPRECIATION
At February 3, 2003                            22.5            73.5            96.0
Charge for the year                             1.8            18.6            20.4
Disposals                                      (4.8)          (14.3)          (19.1)
Businesses sold                                (0.1)           (0.2)           (0.3)
Currency translation adjustment                (1.8)           (2.9)           (4.7)
                                               ----           -----           -----

At February 1, 2004                            17.6            74.7            92.3
                                               ----           -----           -----

Net book amounts at February 1, 2004           47.0            60.2           107.2
                                               ====            ====           =====

         Plant and equipment at February 1, 2004 includes computer hardware and software with a cost of L93.6 million (February 2, 2003: L87.0 million) and accumulated depreciation of L48.9 million (February 2, 2003: L43.2 million).

         Capital commitments authorized and contracted at February 1, 2004 amounted to L1.1 million (February 2, 2003: L3.2 million).

         PREMIER FARNELL PLC

12       INVESTMENTS

                                            Interest in own
                                                shares
                                                  Lm
                                            ---------------
COST
At February 3, 2003 and February 1, 2004          1.1
                                                  ---

AMORTIZATION
At February 3, 2003                               0.9
Charge for the year                               0.2
                                                  ---
At February 1, 2004                               1.1
                                                  ---

NET BOOK AMOUNT
At February 1, 2004                                 -
                                                  ---
At February 2, 2003                               0.2
                                                  ===

         The Premier Farnell Executive Trust acquires ordinary shares and ADRs (each ADR representing 2 ordinary shares) in the open market in order to meet anticipated obligations under the Premier Farnell Performance Share Plan. The cost of these shares is being amortized over the performance period of the plan to which they relate. The costs of administering the plan are charged to the Statement of Income of the Company. The Trustees have waived the right to receive dividends in respect of the ordinary shares and ADRs held by the Trust. At February 1, 2004 and February 2, 2003, the Trust held 234,000 ordinary shares and 35,000 ADRs (representing 70,000 ordinary shares) with a total nominal value of L15,200. The market value of these shares at February 1, 2004 was L806,000 (February 2, 2003: L533,000).

13       INVENTORIES

                                           February 2,    February 1,
                                              2003          2004
                                               Lm            Lm
                                           ----------     ----------
Raw materials                                  1.8            1.4
Work in progress                               3.8            4.3
Finished goods and goods for resale          142.2          145.3
                                             -----          -----

                                             147.8          151.0
                                             =====          =====

         PREMIER FARNELL PLC

14       DEBTORS

                                           February 2,     February 1,
                                              2003            2004
                                               Lm              Lm
                                           -----------     ----------
AMOUNTS FALLING DUE WITHIN ONE YEAR:
Gross trade debtors                           108.8           107.1
Provisions for doubtful debts                  (4.3)           (4.2)
                                              -----           -----

Net trade debtors                             104.5           102.9
Other debtors                                   5.9            12.6
Prepayments and accrued income                 11.4            13.0
                                              -----           -----

                                              121.8           128.5
                                              =====           =====

         The bad debt expense for Fiscal 2003, 2002 and 2001 was L2.5 million, L2.7 million and L3.2 million, respectively. Changes in the provision for doubtful debts are as follows:

                                                        Lm             Lm
                                                       ----           ----
Balance at beginning of year                            5.3            4.3
Additions charged to expense                            2.7            2.5
Deductions due to utilization                          (3.4)          (2.4)
Exchange differences                                   (0.3)          (0.2)
                                                       ----           ----

Balance at end of year                                  4.3            4.2
                                                       ====           ====
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR:
Pension fund prepayment (note 21)                      82.2           79.6
                                                       ====           ====

15       CREDITORS - DUE WITHIN ONE YEAR

                                                         February 2,    February 1,
                                                            2003          2004
                                                             Lm            Lm
                                                         ----------     -----------
Bank overdrafts (unsecured)                                  2.7            2.8
Unsecured loans (note 16)                                   94.6            0.1
Trade creditors                                             49.3           53.8
Income taxes                                                43.4           44.8
Payroll and other taxes including social security            5.9            6.1
Other creditors                                             13.8           12.4
Accruals                                                    26.9           20.9
Proposed ordinary dividend                                  18.1           18.1
                                                           -----          -----

                                                           254.7          159.0
                                                           =====          =====

         PREMIER FARNELL PLC

16       CREDITORS - DUE AFTER MORE THAN ONE YEAR

                                                           February 2,     February 1,
                                                              2003            2004
                                                               Lm              Lm
                                                           -----------     -----------
UNSECURED LOANS COMPRISE:
Bank loans                                                    44.0            20.0
7.0% US dollar Guaranteed Senior Notes payable 2003           94.5               -
7.2% US dollar Guaranteed Senior Notes payable 2006           94.5            85.2
5.3% US dollar Guaranteed Senior Notes payable 2010              -            36.3
5.9% US dollar Guaranteed Senior Notes payable 2013              -            87.4
Other loans                                                    3.1             1.9
                                                             -----           -----

                                                             236.1           230.8
Less: amounts due within one year                            (94.6)           (0.1)
                                                             -----           -----

                                                             141.5           230.7
                                                             =====           =====

Bank overdrafts and unsecured loans are
repayable as follows:

Within year ending January 2004                               97.3               -
Within year ending January 2005                                0.2             2.9
Within year ending January 2006                                  -             0.1
Within year ending January 2007                              138.8           105.3
Within year ending January 2008                                  -             0.1
Within year ending January 2009                                  -             0.1
Subsequent years                                               2.5           125.1
                                                             -----           -----

                                                             238.8           233.6
                                                             =====           =====

         The principal financial covenants in connection with the US Senior Notes relate to a maximum gearing test (net debt compared to either net worth or earnings before interest, tax depreciation and amortization) together with a minimum net worth test. There are also other covenants including, inter alia, limitations on the ability of the Group to create security interests, incur guarantees, sell or otherwise dispose of assets, acquire any interest in the stock, business or assets of another person and materially change the scope of the business or operations.

         Further details on these loans is given in note 23.

         PREMIER FARNELL PLC

17       PROVISIONS FOR LIABILITIES AND CHARGES

                                           February 2,    February 1,
                                              2003           2004
                                               Lm             Lm
                                           -----------    -----------
Deferred taxation                             36.6           35.9
Overseas post-retirement obligations           5.2            4.7
Dilapidation costs                             1.5            1.5
                                              ----           ----

                                              43.3           42.1
                                              ====           ====
DEFERRED TAXATION
At beginning of year                          37.7           36.6
Charge for the year                            2.7            2.8
Currency translation adjustment               (3.8)          (3.5)
                                              ----           ----

At end of year                                36.6           35.9
                                              ====           ====

         Deferred tax provisions/(assets) comprise:

                                                 February 2,    February 1,
                                                    2003           2004
                                                     Lm             Lm
                                                 ----------     -----------
Excess of tax allowances over depreciation          13.5           12.9
Short-term timing differences                       (7.6)          (6.6)
Pension prepayment                                  30.7           29.6
                                                    ----           ----

                                                    36.6           35.9
                                                    ====           ====

          No provision has been made for deferred UK taxation and foreign withholding taxes relating to unremitted earnings of overseas subsidiaries where remittance of these earnings is not anticipated in the foreseeable future.

                                                     February 2,   February 1,
                                                        2003          2004
                                                         Lm           Lm
                                                     ----------    -----------
OVERSEAS POST-RETIREMENT OBLIGATIONS (NOTE 21)
At beginning of year                                    5.0           5.2
Increase in year                                        1.0             -
Currency translation adjustment                        (0.8)         (0.5)
                                                       ----          ----

At end of year                                          5.2           4.7
                                                        ===           ===

DILAPIDATION COSTS
At beginning and end of year                            1.5           1.5
                                                        ===           ===

         Provision for dilapidation costs represents the estimated cost of dilapidation work on leased properties prior to the properties being vacated at the end of their lease term. The average length of the remaining lease term on these properties is 12 years.

         PREMIER FARNELL PLC

18       CALLED UP SHARE CAPITAL

                                                                   February 2, 2003     February 1, 2004
                                                                     Nominal value        Nominal value
                                                                           Lm                  Lm
                                                                   ----------------     -----------------
AUTHORIZED
ATTRIBUTABLE TO EQUITY INTERESTS
500,000,000 ordinary shares of 5p each (2003: 500,000,000)                25.0                25.0
ATTRIBUTABLE TO NON-EQUITY INTERESTS
32,000,000 cumulative convertible redeemable preference
shares of L1 each (2003: 32,000,000)                                      32.0                32.0
                                                                          ----                ----
                                                                          57.0                57.0
                                                                          ====                ====

ALLOTTED, CALLED UP AND FULLY PAID
Ordinary shares of 5p each (equity interests)
At February 3, 2003 (362,438,230 shares)                                  13.6                18.1
Preference share conversion                                                4.5                   -
Allotted under share option schemes (510,000 shares)                         -                   -
                                                                          ----                ----
AT FEBRUARY 1, 2004 (362,948,230 SHARES)                                  18.1                18.1
                                                                          ====                ====

Cumulative convertible redeemable preference shares of
L1 each (non-equity interests)
At February 3, 2003 (7,772,221 shares)                                    27.9                 7.8
Preference share conversion                                              (19.5)                  -
Preference share purchase and cancellation (197,000 shares)               (0.6)               (0.2)
                                                                          ----                ----
AT FEBRUARY 1, 2004 (7,575,221 SHARES)                                     7.8                 7.6
                                                                          ====                ====

         CAPITAL RESTRUCTURING

         FISCAL 2003

         On March 19, 2003, the Company purchased and cancelled 197,000 of its own preference shares at a cost of L2.3 million.

         FISCAL 2002

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

         PREMIER FARNELL PLC

         ALLOTMENTS DURING THE YEAR

         FISCAL 2003

         On various dates during the year allotments were made under the Company's Executive Share Option Schemes totaling 510,000 ordinary shares (nominal value L25,500) for a cash consideration of L930,000.

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

2)       CHANGEOVER

         A holder of US preference shares may serve notice on the Company requiring that some or all of his US preference shares be changed to sterling preference shares. As at February 1, 2004, there were 1,195,333 US preference shares and 6,379,888 sterling preference shares.

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

         PREMIER FARNELL PLC

19       SHARE OPTIONS

         During Fiscal 2003 the Group had in place arrangements for executive share options, a Savings Related Share Option Scheme and a Long Term Incentive Plan.

1)       EXECUTIVE SHARE OPTIONS

         The Company's Executive Share Option Scheme 2003 was approved by shareholders at the Company's Annual General Meeting in June 2003. The 2003 Option Scheme replaced, for options granted after its adoption, an executive share option scheme approved by Inland Revenue adopted in June 2001 (the "Approved Scheme") and an executive share option scheme, which did not qualify for the same UK tax benefits as the Approved Scheme, adopted in June 1996 (the "Unapproved Scheme"), the terms of which are identical in all material respects to the 2003 Option Scheme, except as described below in respect of the performance conditions. The Approved Scheme replaced the Company's expired Inland Revenue approved executive option scheme (the "Original Scheme"). No further option grants will be made under the Approved Scheme, the Unapproved Scheme or the Original Scheme.

         Exercise of grants of executive share options is not normally possible unless a performance condition has been met. Unless the Committee otherwise determines, the performance condition for options granted under the 2003 Option Scheme is that the growth in the Company's earnings per share over the three consecutive financial years starting with the year of grant exceeds the growth in the Retail Price Index ("RPI") over the same period by at least 9%. At this level of performance, half of the options granted are exercisable. Exercise of all options granted requires that the Company's earnings per share growth exceeds RPI over the period by at least 15%, with a sliding scale for performance between 9% and 15%. If the performance condition is not met over this three year period, options may also be exercised if the Company's earnings per share growth exceeds RPI by a minimum of 12% over the four financial years starting with the year of grant. The same sliding scale for exercise applies for performance between 12% and 20%. If the performance target is not met by the fourth year, the relevant options lapse.

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

         PREMIER FARNELL PLC

         The number of options outstanding is set out below.

                                                            Number of shares (weighted average option price)
                                                            ------------------------------------------------
                                                                               Year ended
                                                                               ----------
                                                     February 3,              February 2,              February 1,
                                                        2002                     2003                     2004
                                                     ----------               ----------               ----------
Outstanding at beginning of year                      4,989,501                6,044,284                7,527,593
                                                          (339p)                   (303p)                   (252p)

Granted                                               1,453,250                2,634,950                2,241,692
                                                          (197p)                   (158p)                   (264p)

Exercised                                              (111,875)                (355,625)                (510,000)
                                                          (192p)                   (192p)                   (186p)

Lapsed                                                 (286,592)                (796,016)                (841,240)
                                                          (421p)                   (366p)                   (324p)
                                                     ----------               ----------               ----------

Outstanding at end of year                            6,044,284                7,527,593                8,418,045
                                                          (303p)                   (252p)                   (252p)
                                                     ==========               ==========               ==========

Exercisable at end of year                               67,577                   51,799                        -
                                                     ==========               ==========               ==========

         PREMIER FARNELL PLC

         The aggregate number of shares covered by options capable of being exercised under the Executive Share Option Schemes at February 1, 2004 was 8,418,045 with the total consideration of L21.1 million being made up as follows:

                                         NUMBER                                      TOTAL
                                       OF SHARES                                 CONSIDERATION
   DATE OF GRANT                      OUTSTANDING          OPTION PRICE                LM
   -------------                      -----------          ------------          -------------
May 1995                                  78,894                551p                  0.4
November 1995                             10,519                631p                  0.1
November 1996                            161,500                682p                  1.1
November 1996                            157,500                688p                  1.1
May 1997                                  50,000                682p                  0.3
July 1998                                300,000                305p                  0.9
March 1999                             1,242,500                192p                  2.4
July 1999                                 25,000                245p                  0.1
December 1999                             45,000                368p                  0.2
April 2000                               528,550                425p                  2.2
June 2000                                 26,000                468p                  0.1
September 2000                            65,000                513p                  0.3
December 2000                             50,000                377p                  0.2
July 2001                                 40,000                249p                  0.1
September 2001                         1,083,750                193p                  2.1
January 2002                               9,000                320p                    -
April 2002                                50,000                337p                  0.2
October 2002                           2,186,000                153p                  3.3
December 2002                             59,700                199p                  0.1
January 2003                              40,000                175p                  0.1
January 2003                              10,000                199p                    -
September 2003                            60,000                246p                  0.1
October 2003                           2,107,335                265p                  5.6
January 2004                              31,797                262p                  0.1
                                       ---------                ----                 ----
                                       8,418,045                                     21.1
                                       =========                ====                 ====

         An analysis of options outstanding under the Executive Share Option Schemes at February 1, 2004 by bands, where the highest exercise price in each band is no more than 150% of the lowest exercise price in the same band, is as follows:

Number of shares      Weighted average exercise            Weighted average   Exercisable at February
  outstanding                  price                        remaining life            1, 2004
     number                    pence                             years                 number
----------------      -------------------------            ----------------   -----------------------
       4,621,950                174p                               7.5                    -
       2,623,132                270p                               9.0                    -
         793,444                440p                               5.8                    -
         379,519                683p                               2.9                    -
----------------                ----                               ---                ----------
       8,418,045                252p                               7.6                    -
================                ====                               ===                ==========

         At February 2, 2003, the aggregate number of shares covered by options capable of being exercised under the Executive Share Option Schemes was 7,527,593 with a total consideration of L19.0 million and the weighted average remaining contractual life was 7.7 years.

         PREMIER FARNELL PLC

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

                                                               Number of shares (weighted average option price)
                                                               ------------------------------------------------
                                                                                 Year ended
                                                                                 ----------
                                                              February 3,      February 2,           February 1,
                                                                 2002             2003                   2004
                                                              -----------      -----------           -----------
Outstanding at beginning of year                                225,038           78,557                  -
                                                                  (521p)           (531p)                 -

Lapsed                                                         (146,481)         (78,557)                 -
                                                                  (516p)           (531p)                 -
                                                                -------         --------             -----------

Outstanding at the end of the year                               78,557                -                  -
                                                                  (531p)               -                  -
                                                                =======         ========             ===========

Exercisable at end of year                                       53,854                -                  -
                                                                =======         ========             ===========

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

         The maximum number of ordinary shares outstanding under the plan at February 1, 2004 is 2,325,077 comprising:

                           Market price at    At February                                At February        End of performance
Date of award               date of award       3, 2003       Awarded        Lapsed        1, 2004                  period
-------------               -------------       -------       -------        ------        -------                  ------
March 2001                        305p          453,974             -      (453,974)              -            January 2004
March 2002                        348p          560,362             -       (18,615)        541,747            January 2005
June 2003                         218p                -     1,841,788       (58,458)      1,783,330               June 2006
                                              ---------     ---------      --------       ---------
                                              1,014,336     1,841,788      (531,047)      2,325,077
                                              =========     =========      ========       =========

         The maximum number of shares outstanding under the plan at February 1, 2004 shown above includes 240,127 ADRs (each ADR representing two ordinary shares).

5)       OVERALL SCHEME LIMITS

         Overall limits govern the number of shares which can be issued under options granted under the schemes. These provide that:

         - The number of shares issued or issuable pursuant to options granted in the preceding 10 years under all the option schemes cannot exceed 10% of the Company's issued share capital;

         - The number of shares issued or issuable pursuant to options granted in the preceding 10 years under the Company's executive share option schemes cannot exceed 5% of the Company's issued share capital;

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

         PREMIER FARNELL PLC

20       NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           Year ended
                                                                      -----------------------------------------------------
                                                                      February 3,          February 2,          February 1,
                                                                         2002                 2003                 2004
                                                                          Lm                   Lm                   Lm
                                                                      -----------          -----------          -----------
RECONCILIATION OF OPERATING INCOME TO NET CASH INFLOW FROM
OPERATING ACTIVITIES:
Operating income                                                          86.9                 80.3                 68.8
Depreciation charge (net of gain on disposals)                            14.1                 15.8                 19.3
Amortization of goodwill                                                   1.5                  2.6                  2.6
Net pension credit                                                        (6.7)                (6.8)                (6.0)
Decrease/(increase) in inventories                                         9.3                 (9.0)                (9.9)
Decrease/(increase) in debtors                                            29.7                  0.8                 (5.3)
(Decrease)/increase in creditors                                         (27.7)                 8.3                  0.5
                                                                         -----                 ----                 ----

Net cash inflow from operating activities                                107.1                 92.0                 70.0
                                                                         =====                 ====                 ====

         ANALYSIS OF CHANGES IN NET DEBT

                                         Cash at                                  Debt due             Debt due
                                       bank and in             Bank              within one            after one         Net
                                          hand               overdraft              year                 year        cash/(debt)
                                           Lm                   Lm                   Lm                   Lm              Lm
                                       -----------           --------            ----------           ---------      -----------
At February 4, 2002                        28.1                 (3.0)               (20.0)              (241.5)        (236.4)

Increase in cash                            2.0                  0.3                    -                    -            2.3
Decrease/(increase) in debt                   -                    -                 19.9                (26.0)          (6.1)
Other changes                                 -                    -                (98.7)                98.7              -
Exchange movement                          (0.5)                   -                  4.2                 27.3           31.0

                                           ----                 ----                -----               ------          -----
At February 2, 2003                        29.6                 (2.7)               (94.6)              (141.5)        (209.2)

Increase/(decrease) in cash                 1.6                 (0.1)                   -                    -            1.5
Decrease/(increase) in debt                   -                    -                 92.4               (110.3)         (17.9)
Other changes                                 -                    -                 (0.1)                 0.1              -
Exchange movement                           0.5                    -                  2.2                 21.0           23.7
                                           ----                 ----                -----               ------          -----
At February 1, 2004                        31.7                 (2.8)                (0.1)              (230.7)        (201.9)
                                           ====                 ====                =====                =====          =====

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

         The net credit in Fiscal 2003 relating to all of the Group's pension plans amounted to L2.9 million (Fiscal 2002: L4.4 million, Fiscal 2001:
         L5.3 million).

         The Group's two principal plans operate in the UK and the US. Further disclosures of these plans are set out below:

                                                                      UK Plan        US Plan
                                                                  -------------  ----------------
                                                                  April 6, 2002  October 31, 2003
Last valuation date                                                     Lm              Lm
                                                                  -------------  ----------------
Market value of investments at last valuation date                     53.1           123.2
                                                                       ----           -----

Regular pension cost                                                    0.3             1.8
Interest on prepaid asset                                                 -            (6.8)
Amortization of variation                                               0.4            (1.0)
                                                                        ---            ----

Total pension cost/(credit)                                             0.7            (6.0)
                                                                       ====             ===
Level of funding, being the actuarial value of assets
expressed as a percentage of the accrued service liabilities             94%            263%
                                                                       ====             ===

         The principal assumptions used in the actuarial valuation of the UK Plan were a weighted average projected investment return of 6.4% per annum, salary inflation of 4.3% per annum and pension increases of 2.8% per annum. For the US Plan, the principal actuarial assumptions were a weighted average projected investment return of 8.5% per annum and salary inflation of 5.0% per annum.

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

         At February 1, 2004 an asset of L79.6 million (February 2, 2003: L82.2 million) is included in debtors, representing the excess of the actuarial value of the assets over the accrued service liabilities of the US Plan.

         Costs recognized in respect of defined contribution benefit plans amounted to L1.3 million in Fiscal 2001, L2.0 million in Fiscal 2002 and L2.4 million in Fiscal 2003. The increase in Fiscal 2002 arose principally as a result of the acquisition of BuckHickman InOne in Fiscal 2001.

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

         The financial assumptions at February 1, 2004 used to calculate liabilities under FRS17 were as follows:

                                                February 3, 2002          February 2, 2003          February 1, 2004
                                           -----------------------------------------------------------------------------
                                           UK Plan       US Plan    UK Plan       US Plan       UK Plan          US Plan
                                             % pa          %pa        % pa          % pa          % pa             % pa
                                           --------      -------    --------      --------      --------         -------
Inflation                                      2.50         2.50        2.30          2.30          2.60            2.60
Rate of increase in salaries                   4.00         4.00        3.80          3.80          4.10            4.10
Rate of increase in pensions                   2.50         2.50        2.30          2.30          2.60            2.60
Discount rate                                  5.75         7.00        5.50          6.50          5.50            6.10
                                           ========      =======    ========       =======       =======          ======

         The market value of assets and the expected rate of return at February 1, 2004 in accordance with FRS 17 were:

                                February 3, 2002                 February 2, 2003                February 1, 2004
                          --------------------------      ----------------------------       -------------------------
                            UK Plan                          UK Plan                          UK Plan
                           Long-term                        Long-term                        Long-term
                           Expected                          expected                         expected
                            rate of      UK Plan             rate of        UK Plan           rate of       UK Plan
                            return        Value               return         Value             return        Value
                             % pa           Lm                 % pa            Lm               % pa           Lm
                          -----------   ----------          -----------     ---------        ----------    --------
Equities                          7.9         31.5                  8.9          25.0                8.0        29.9
Bonds                             5.0         21.2                  4.5          18.2                4.9        19.1
Cash                                -            -                  4.0           0.1                4.0         0.3
                          -----------   ----------          -----------     ---------        -----------   ---------
Average return/ Total
market value                      6.8         52.7                  7.0          43.3                6.8        49.3
                          ===========                      ============                      ===========
Present value of plan
liabilities                                  (61.2)                             (58.0)                         (63.0)
                                       -----------                          ---------                      ---------
Deficit in the plan                           (8.5)                             (14.7)                         (13.7)
Related deferred tax
asset                                          2.6                                4.4                            4.1
                                                                                                           ---------
                                       -----------                          ---------
Net pension liability                         (5.9)                             (10.3)                          (9.6)
                                       ===========                          =========                      =========

                              February 3, 2002                  February 2, 2003               February 1, 2004
                        ---------------------------     ------------------------------   --------------------------
                            US Plan                         US Plan                          US Plan
                           Long-term                       Long-term                        Long-term
                           Expected                        expected                          expected
                            rate of       US Plan           rate of        US Plan           rate of       US Plan
                            return         Value            return          Value             return        Value
                             % pa            Lm              % pa             Lm               % pa           Lm
                         -------------- -----------     ---------------- -------------    ---------------  ----------
Equities                            7.9       156.6                  8.9         107.1                8.0       115.1
Cash                                4.5         1.8                    -             -                  -           -
                        ---------------  ----------     ----------------  ------------    ---------------  ----------
Average return/ Total
market value                        7.9       158.4                  8.9         107.1                8.0       115.1
                        ===============                 ================                  ===============
Present value of plan
liabilities                                   (69.1)                             (57.7)                         (57.3)
                                         ----------                       ------------                     ----------
Surplus in the plan                            89.3                               49.4                           57.8
Related deferred tax
liability                                     (33.8)                             (18.7)                         (21.8)
                                         ----------                       ------------                     ----------
Net pension asset                              55.5                               30.7                           36.0
                                         ==========                       ============                     ==========

         PREMIER FARNELL PLC

         Analysis of amounts charged to the Consolidated Statement of Income in respect of defined benefit schemes for the year ended February 1, 2004:

         (i) Amounts charged to operating income

                                                                                               Year ended
                                                                      ---------------------------------------------------------
                                                                             February 2, 2003            February 1, 2004
                                                                      ---------------------------  ----------------------------
                                                                         UK Plan       US Plan       UK Plan         US Plan
                                                                            Lm            Lm            Lm              Lm
                                                                      ------------  -------------  -------------- -------------
Current service cost                                                           0.3            2.7            0.3            2.2
Past service cost                                                                -            0.7              -              -
                                                                      ------------  -------------  -------------- -------------
TOTAL OPERATING CHARGE                                                         0.3            3.4            0.3            2.2
                                                                      ------------  -------------  -------------  -------------

(ii) Amounts credited to exceptional items
GAIN ON CURTAILMENTS                                                             -            0.3              -              -
                                                                      ------------  -------------  -------------  -------------

(iii) Amounts credited/(charged) to other financial income
Expected return on pension scheme assets                                       3.5           11.4            3.0            9.3
Interest cost on pension scheme liabilities                                   (3.5)          (4.4)          (3.1)          (3.6)
                                                                      ------------  -------------  -------------  -------------
NET RETURN/(CHARGE)                                                              -            7.0           (0.1)           5.7
                                                                      ============  =============  =============  =============

Movements in (deficit)/surplus during the year:

(Deficit)/surplus at beginning of year                                        (8.5)          89.3           (14.7)         49.4
Contributions paid by employer                                                   -              -            0.3              -
Current service cost                                                          (0.3)          (2.7)          (0.3)          (2.2)
Past service cost                                                                -           (0.7)             -              -
Gain on curtailments                                                             -            0.3              -              -
Other finance income/(cost)                                                      -            7.0           (0.1)           5.7
Total (loss)/gain recognized in the Consolidated Statement of
Total Recognized Gains and Losses                                             (5.9)          (43.8)          1.1            4.9
                                                                      ------------  -------------  -------------  -------------
(DEFICIT)/SURPLUS AT END OF YEAR                                             (14.7)          49.4          (13.7)          57.8
                                                                      ============  =============  =============  =============

Analysis of amount recognized in the Consolidated Statement Of Total
Recognized Gains and Losses:

Actual return less expected return on pension scheme assets                  (10.6)         (37.6)           5.2           14.2
Experience gains/(losses) arising on scheme liabilities                        5.2            7.1           (0.4)           3.1
Changes in the assumptions underlying the present value of
the scheme                                                                    (0.5)          (2.6)          (3.7)          (6.3)
                                                                      ------------  -------------  -------------  -------------
Actuarial (loss)/gain recognized in the Consolidated
Statement of Total Recognized Gains and Losses                                (5.9)         (33.1)           1.1           11.0
Currency translation adjustment                                                  -          (10.7)             -           (6.1)
                                                                      ------------  -------------  -------------  -------------
TOTAL (LOSS)/GAIN RECOGNIZED IN THE CONSOLIDATED STATEMENT OF
TOTAL RECOGNIZED GAINS AND LOSSES                                             (5.9)         (43.8)           1.1            4.9
                                                                      ============  =============  =============  =============

         PREMIER FARNELL PLC

         History of experience gains and losses:

                                                                                       Year ended
                                                               ------------------------------------------------------
                                                                   February 2, 2003                February 1, 2004
                                                               -----------------------         -----------------------
                                                               UK Plan         US Plan         UK Plan         US Plan
                                                               -------         -------         -------         -------
Difference between the actual and expected return
on scheme assets:
  Amount (Lm)                                                   (10.6)          (37.6)            5.2            14.2
  Percentage of scheme assets                                    24.5%           35.1%           10.5%           12.3%

Experience gain/(loss) on scheme liabilities
  Amount (Lm)                                                     5.2             7.1            (0.4)            3.1
  Percentage of the present value of scheme liabilities           9.0%           12.3%            0.6%            5.4%

Actuarial (loss)/gain recognized in the Consolidated
Statement of Total Recognized Gains and Losses
  Amount (Lm)                                                    (5.9)           (33.1)           1.1            11.0
  Percentage of the present value of scheme liabilities          10.2%           57.4%            1.7%           19.2%

         Reported net assets and profit and loss reserve can be reconciled to amounts in accordance with FRS17 as follows:

                                                                             February 2, 2003               February 1, 2004
                                                                         ----------------------        ------------------------
                                                                          Net          Retained           Net          Retained
                                                                         Assets       earnings          Assets         earnings
                                                                           Lm             Lm              Lm              Lm
                                                                         ------       ----------        ------         ---------
As reported                                                              103.5            57.8           112.1            65.5
Pension asset in accordance with SSAP 24                                 (82.2)          (82.2)          (79.6)          (79.6)
Associated deferred tax liability                                         30.7            30.7            29.6            29.6
                                                                         -----           -----           -----           -----
As reported excluding pension asset and associated deferred tax
liability                                                                 52.0             6.3            62.1            15.5
Net pension asset in accordance with FRS17                                20.4            20.4            26.4            26.4
                                                                         -----           -----           -----           -----
Amounts in accordance with FRS17                                          72.4            26.7            88.5            41.9
                                                                         =====           =====           =====           =====

         (ii)  POST-RETIREMENT MEDICAL BENEFITS

         In the US, the Group provides unfunded post-retirement medical benefits to certain US employees. The method of accounting for these obligations is similar to that used to account for pension obligations. The principal assumptions used in the most recent actuarial valuation undertaken at February 1, 2004 were a discount rate of 7.0% (February 2, 2003: 8.0%) per annum and health care cost inflation of 9.0% per annum decreasing by 0.5% each year to 5.0% over eight years (February 2, 2003: 9.0% per annum decreasing by 0.5% each year to 5.0% over eight years). At February 1, 2004, the provision for post-retirement medical benefits based on this valuation was L4.7 million (February 2, 2003:
         L5.2 million). The post-retirement benefit charge during Fiscal 2003 was Lnil (Fiscal 2002: L1.0 million). During Fiscal 2003 the company agreed a change to the post-retirement medical benefit arrangements with unions and employees. This change has been reflected within the reserve at February 1, 2004.

         An increase in the healthcare cost trend assumption of 1.0% will increase the aggregate service and interest cost by approximately L60,000 and the accumulated post retirement obligation by approximately L0.5 million. A decrease in the healthcare cost trend assumption of 1.0% will decrease the aggregate service and interest cost by approximately L55,000 and the accumulated post retirement obligation by approximately L0.5 million.

      PREMIER FARNELL PLC

      DISCLOSURES IN ACCORDANCE WITH FINANCIAL REPORTING STANDARD ("FRS") 17, RETIREMENT BENEFITS

      The following information is provided for disclosure purposes only in accordance with FRS17.

      The financial assumptions at February 1, 2004 used to calculate liabilities for post-retirement medical benefits under FRS 17, were as follows:

      Discount rate       7.0% (February 2, 2003: 8.0%)
      Medical inflation   9.0% decreasing by 0.5% each year to 5.0% over eight
                          years (February 2, 2003: 9.0% decreasing by 0.5% each year to 5.0% over eight years)

      Analysis of amounts charged to the Consolidated Statement of Income in respect of post-retirement medical benefits for the year ended February 1, 2004:

                                                                                 Year ended
                                                                          ------------------------
                                                                          February 2,  February 1,
                                                                             2003         2004
                                                                              Lm           Lm
                                                                          -----------  -----------
Amounts charged to operating income - current service cost                    0.2          0.2
Amounts charged to other finance income - interest cost on liabilities        0.4            -
                                                                             ====         ====

Movements in deficit during the year:
Obligation at beginning of year                                              (5.3)        (5.8)
Contributions paid                                                            0.4          0.4
Current service cost                                                         (0.2)        (0.2)
Finance cost                                                                 (0.4)        (0.5)
Total (loss)/gain recognized in the Consolidated Statement of Total
Recognized Gains and Losses                                                  (0.3)         1.2
                                                                             ----         ----
OBLIGATION AT END OF YEAR                                                    (5.8)        (4.9)
                                                                             ====         ====

Analysis of amount recognized in the Consolidated Statement of Total
Recognized Gains and Losses:

Experience (loss)/gain on liabilities                                        (0.1)         1.3
Loss on change of assumptions                                                (1.0)        (0.7)
                                                                             ----         ----
Actuarial (loss)/gain recognized in the Consolidated Statement of Total
Recognized Gains and Losses                                                  (1.1)         0.6
Currency translation adjustment                                               0.8          0.6
                                                                             ----         ----
TOTAL (LOSS)/GAIN RECOGNIZED IN THE CONSOLIDATED STATEMENT OF
TOTAL RECOGNIZED GAINS AND LOSSES                                            (0.3)         1.2
                                                                             ====         ====

History of experience gains and losses:
Experience (loss)/gain on liabilities                                        (0.1)         1.3
Percentage of liabilities                                                     1.7%        26.5%
Actuarial (loss)/gain recognized in the Consolidated Statement of
Total Recognized Gains and Losses                                            (1.1)         0.6
Percentage of liabilities                                                    19.0%        12.2%

      Had the provision for post-retirement medical benefits been calculated in accordance with FRS 17, reported net assets and retained earnings, as at February 1, 2004, would have been reduced by L0.1 million (February 2, 2003: L0.4 million).

      PREMIER FARNELL PLC

22    OPERATING LEASES

      The Group has annual commitments under non-cancellable operating leases which expire:

                                 Land and buildings            Other assets
                             -------------------------   -------------------------
                             February 2,   February 1,   February 2,   February 1,
                                2003          2004           2003          2004
                                 Lm            Lm             Lm            Lm
                             -----------   -----------   -----------   -----------
Within one year                  0.7           0.8           0.9           0.8
Between one and five years       3.2           2.2           2.7           2.9
After five years                 1.8           2.0             -           0.1
                                 ---           ---                         ---
                                 5.7           5.0           3.6           3.8
                                 ===           ===           ===           ===

23    FINANCIAL INSTRUMENTS AND DERIVATIVES

      The following detailed disclosures with regard to the use of financial instruments and derivatives are in accordance with FRS 13 and where permitted exclude short term trade debtors and creditors.

(1)   FOREIGN CURRENCY RISK

      The Group hedges transactions primarily related to the purchase and sale of inventories denominated in foreign currencies through foreign exchange forward contracts. These contracts reduce currency risk from exchange rate movements with respect to these transactions and related cash flows. Gains and losses are deferred and accounted for as part of the underlying transactions.

      The Group does not hedge income translation exposure, unless there is a corresponding cashflow, since such hedges provide only a temporary deferral of the effects of movements in exchange rates. Similarly, whilst a significant proportion of the Group's borrowings are denominated in US dollars, the Group does not specifically hedge all of its existing long-term investments in overseas assets. This has resulted in currency translation differences, amounting to L9.8 million (gain), L0.3 million
      (loss) and L1.3 million (loss) in Fiscal 2003, Fiscal 2002 and Fiscal 2001, respectively, being charged to reserves in relation to the translation of net assets in foreign currencies.

      At February 1, 2004 the gross notional amount of foreign exchange forward contracts to sell foreign currencies, all of which had maturities of less than one year, totalled L64.2 million (February 2, 2003: L14.0 million) and can be analyzed as follows:

      COMMITMENTS TO SELL FOREIGN CURRENCY

                                                Unrecognized/deferred
                         Sterling equivalent      gains and (losses)
                     ------------------------  ------------------------
                     February 2,  February 1,  February 2,  February 1,
                        2003          2004         2003         2004
                         Lm            Lm           Lm           Lm
                     -----------  -----------  -----------  -----------
Euros                    11.6         10.9        (0.1)         0.1
Australian dollars        2.4          0.6           -            -
US dollars                  -         52.7           -            -
                         ----         ----        ----          ---
                         14.0         64.2        (0.1)         0.1
                         ====         ====        ====          ===

      PREMIER FARNELL PLC

      The commitment to sell US dollars is linked to the Group's US dollar denominated borrowings referred to below which provide a hedge against the Group's US dollar investments. The unrealized exchange gain on this US dollar commitment has been reflected in the Consolidated Statement of Total Recognized Gains and Losses.

      In addition, at February 1, 2004, the Group had entered into foreign exchange forward contracts to buy L0.9 million (February 2, 2003: nil) of US dollars on which there was an unrecognized loss of L0.1 million.

      The fair value of foreign exchange forward contracts is estimated by reference to the amount of hedging gain (or loss) deferred and generally reflects the estimated amounts that the Group would receive or pay to terminate the contracts at the year end based on dealer quotes. As at February 1, 2004 and February 2, 2003 the fair value of foreign exchange contracts approximated their carrying value of Lnil.

      During the financial year, the Group has not used any other financial instruments to hedge trading foreign exchange rate exposures.

      The Group's primary translation exposure relates to the relative values of the pound sterling and US dollar. Although the US business generates significant US dollar trading cash flows, the Group's borrowings are predominantly US dollar denominated. Management anticipates that the ongoing US dollar interest and dividend obligations together with US dollar trade payments in the UK will continue to preclude the need to enter into any significant hedging of US dollar cash flows.

      At February 1, 2004 the Group had the equivalent of L4.5 million (February 2, 2003: L3.6 million) of (predominantly Euro denominated) net financial assets in non-functional currencies in relation to which future movements in foreign currencies could have a limited impact on consolidated income.

(2)   INTEREST RATE RISK

      The Group finances its operations through a combination of retained cash flow, equity and non-equity shares and short and medium term borrowings. Procedures are in place to monitor and manage interest rate risk with derivatives being entered into when considered appropriate by management.

      FINANCIAL LIABILITIES

      The maturity profile of the Group's borrowings is as follows:

                                     February 2, 2003           February 1, 2004
                                 ------------------------   ------------------------
                                 Fixed   Floating   Total   Fixed   Floating   Total
                                  Lm        Lm       Lm       Lm       Lm       Lm
                                 -----   --------   -----   -----   --------   -----
Due within one year               94.6      2.7      97.3     0.1      2.8       2.9
Due between one and two years      0.2        -       0.2     0.1        -       0.1
Due between two and five years    94.8     44.0     138.8    85.5     20.0     105.5
Due over five years                1.5      1.0       2.5   124.9      0.2     125.1
                                 -----     ----     -----   -----     ----     -----
                                 191.1     47.7     238.8   210.6     23.0     233.6
                                 =====     ====     =====   =====     ====     =====

      The Group's borrowings are denominated in US dollars with the exception of the floating rate debt due within five years of L22.8 million at February 1, 2004 which is denominated in sterling.

      PREMIER FARNELL PLC

      The Group has multi-currency bilateral bank facilities of L122.5 million, which are committed until 2006. The facilities carry a LIBOR based floating rate of interest. At February 1, 2004, L20.0 million was drawn on these facilities (February 2, 2003: L44.0 million).

      In June 2003, the Group raised $225.0 million of new funding in the private placement market. This comprises $66.0 million Senior Notes payable 2010 and $159.0 million Senior Notes payable 2013 at fixed interest rates of 5.3% and 5.9%, respectively. The funds raised were used to repay other borrowings, principally the $155.0 million 7.0% Senior Notes due on June 17, 2003. The total US dollar denominated private placement debt outstanding at February 1, 2004 was $380.0 million (February 2, 2003: $310.0 million).

      The weighted average interest rate attributable to fixed rate borrowings in Fiscal 2003 was 6.6% (Fiscal 2002: 7.1%) and the weighted average duration of fixed rate borrowings was 6.0 years (Fiscal 2002: 2.9 years).

      The weighted average interest rate on bank overdrafts during Fiscal 2003 was 2.8% (Fiscal 2002: 4.0%). The weighted average interest rate on overdrafts as at February 1, 2004 was 4.3% (February 2, 2003: 4.5%).

      The Group's other financial liabilities comprise provision for dilapidation costs of L1.5 million (2003: L1.5 million).

      NON-EQUITY SHARES

      A proportion of the Group's share capital is attributable to non-equity interests, in the form of cumulative convertible redeemable preference shares.

      The rights and restrictions attaching to the preference shares are described in note 18.

      FINANCIAL ASSETS

      Cash at bank and in hand of L31.7 million (February 2, 2003: L29.6 million) relate principally to overnight deposits and current account balances in various currencies held in trading operations worldwide and comprises L3.4 million (2003: L2.5 million) in sterling, L14.5 million (2003: L16.9 million) in Euros, L7.4 million (2003: L4.2 million) in US dollars and L6.4 million (2003: L6.0 million) in other currencies. All significant balances earn interest based on local market rates appropriate for the currency concerned.

      PREMIER FARNELL PLC

(3)   FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

      An analysis of the fair values and book values of the Group's financial assets and liabilities is provided below:

                                             Book value   Fair value  Book value    Fair value
                                            February 2,  February 2,  February 1,  February 1,
                                                2003         2003        2004          2004
                                                 Lm           Lm          Lm            Lm
                                            -----------  -----------  -----------  -----------
ASSETS
Cash at bank and in hand                        29.6         29.6         31.7         31.7
                                              ======       ======       ======       ======
LIABILITIES AND DERIVATIVES
Creditors - due within one year                (97.3)       (98.6)        (2.9)        (2.9)
Creditors - due after more than one year      (141.5)      (150.0)      (230.7)      (234.2)
 Commitments to sell/buy foreign currency          -         (0.1)           -            -
 Provision for dilapidation costs               (1.5)        (1.5)        (1.5)        (1.5)
                                              ------       ------       ------       ------
                                              (240.3)      (250.2)      (235.1)      (238.6)
                                              ======       ======       ======       ======
NON-EQUITY INTERESTS                          (126.7)       (89.5)      (121.8)      (110.6)
                                              ======       ======       ======       ======

      The fair value of borrowings is based on estimates of the current fixed interest rates available for debt of the same remaining maturity. The fair value of non-equity interests is based on the quoted market price as at the financial year end.

(3)   CREDIT RISK

      The Group monitors its position with, and the credit quality of, the financial institutions which are counterparties to its forward exchange contracts and interest rate swaps and does not anticipate non-performance by the counterparties. The Group would not realize a material loss in the event of non-performance by counterparties. At February 1, 2004, neither the Group nor the counterparties were required to collateralize their respective obligations under these financial instruments.

      The Group's trade receivables do not represent significant concentrations of credit risk at February 1, 2004 due to the wide variety of customers and markets into which the Group's products are sold, as well as their dispersion across various geographic areas.

      PREMIER FARNELL PLC

24    ACQUISITIONS AND DISPOSALS

(1)   ACQUISITION OF BUCK & HICKMAN

      On July 2, 2001, the Group acquired Buck & Hickman, a UK catalogue distributor of industrial products, for a cash consideration, including costs, of L66.0 million. Details of the acquisition are set out below:

                                                       Fair value
                                         Book value   adjustments   Fair value
                                             Lm            Lm           Lm
                                         ----------   -----------   ----------
Property, plant and equipment                4.8             -          4.8
Inventories                                 10.7          (0.9)         9.8
Debtors                                     16.7          (0.5)        16.2
Creditors - due within one year            (15.9)           -         (15.9)
Provisions for liabilities and charges         -          (1.5)        (1.5)
                                           -----          ----        -----
Net assets acquired                         16.3          (2.9)        13.4
                                           =====          ====
Goodwill                                                               52.6
                                                                       ----
Cash consideration (including costs)                                   66.0
                                                                       ====

      The fair value adjustments comprise the alignment of accounting policies in respect of stock and bad debt provisions and the establishment of a provision for dilapidation costs in respect of leased properties.

(2)   ACQUISITION OF MINORITY INTEREST

      On January 31, 2002, the Group acquired the 10% minority interest in Farnell Components Pte Limited, Farnell Components (M) SDN BHD and Farnell Components (HK) Limited for a total cash consideration of L0.3 million.

(3)   BUSINESS DISPOSALS

      Details of businesses disposed of during the year are given in note 3.

                                                               Year ended
                                                  -------------------------------------
                                                  February 3,  February 2,  February 1,
                                                      2002        2003         2004
                                                       Lm          Lm           Lm
                                                  -----------  -----------  -----------
Property, plant and equipment                         4.2          1.7          0.1
Inventories                                           7.3          2.1          0.1
Debtors                                               1.1          1.8            -
Goodwill previously eliminated against reserves      25.6          2.6          0.4
                                                    -----         ----         ----
                                                     38.2          8.2          0.6
(Loss)/profit on disposal (note 3)                  (11.0)        (4.9)         0.1
                                                    -----         ----         ----
Net consideration (see below)                        27.2          3.3          0.7
                                                    =====         ====         ====

Cash consideration                                   34.2          4.3          0.9
Disposal costs                                       (7.0)        (1.0)        (0.2)
                                                    -----         ----         ----
Net consideration                                    27.2          3.3          0.7
Cash flow in respect of prior year disposals            -            -         (0.2)
                                                    -----         ----         ----
Net cash flow from disposals                         27.2          3.3          0.5
                                                    =====         ====         ====

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

      GOODWILL AND OTHER INTANGIBLE ASSETS

      Under UK GAAP, prior to the introduction of FRS10 `Goodwill and Intangible Assets' in 1998 which requires goodwill and intangible assets to be capitalized and amortized over their estimated useful economic lives, goodwill arising on acquisitions was permitted to be written off against retained earnings. Since the introduction of FRS10, goodwill arising on acquisitions is capitalized and amortized over its estimated useful economic life which, in the case of BuckHickman InOne, is 20 years. Goodwill arising on acquisitions is reviewed for impairment at the end of the first full year after an acquisition and in other years if events or changes in circumstances indicate that the carrying value may not be recoverable.

      Under US GAAP, prior to the introduction of SFAS 142, `Goodwill and Other Intangible Assets', goodwill and other identifiable intangible assets were capitalized and amortized over their estimated useful lives. Accordingly, on the acquisition of Premier in April 1996, L596 million of the excess purchase consideration over net asset value was recorded as a customer list intangible asset with the remaining L1,193 million recorded as goodwill. The customer list was being amortized over 20 years, and goodwill amortized over 40 years.

      On the acquisition of BuckHickman InOne in July 2001, L21.3 million of the excess purchase consideration over net asset value was recorded as a definite lived customer list intangible asset, L8.2 million recognized as an indefinite lived intangible asset, with the remaining L23.1 million recognized as goodwill.

      SFAS 142 addresses financial accounting and reporting for goodwill and other intangible assets. The Group adopted SFAS 142 prospectively as of February 4, 2002. SFAS 142 requires that goodwill and indefinite lived intangible assets are no longer amortized, but instead assessed annually for impairment by applying a fair value based test. Definite lived intangible assets continue to be amortized over their estimated useful lives. SFAS 142 requires intangible assets to be reassessed as either definite lived or indefinite lived intangible assets on the date of adoption of the standard. Accordingly, the Group continued to recognize the Premier customer list as a definite lived intangible asset with no change in the estimated useful life. Similarly, the customer list intangible asset and the trademark intangible asset recognized on the acquisition of BuckHickman InOne continued to be recognized as definite lived and indefinite lived intangible assets, respectively, with no change in the estimated useful life of the customer list.

      The impact of adopting SFAS 142 has been to cease goodwill amortization of approximately L31 million per annum, resulting in a goodwill balance subject to impairment testing of L1,112.9 million as of February 4, 2002.

      The Group performed its transitional goodwill impairment test as required by the standard as of February 4, 2002, being the adoption date.

      Goodwill is tested for impairment based on a two-step test. The first step requires a comparison of the fair value of each of the Group's reporting units and the carrying amounts of net assets including goodwill related to each reporting unit. If the carrying amount exceeds a unit's fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. As of February 4, 2002, the Group performed the transitional impairment test under SFAS 142 and compared the carrying amount for each reporting unit to its fair value, which was determined based on discounted cash flows. The result of the transitional impairment test was the recognition of goodwill impairment of L728.0 million as of February 4, 2002, which in accordance with the transitional provisions of the standard, was recorded as a cumulative effect change in accounting principle.

      The Group performed annual impairment tests on July 31, 2002 and July 31, 2003 in accordance with SFAS 142 (31 July being the date the Group has elected for each subsequent annual impairment test). Newark InOne's fair value was established on the basis of discounted cash flows and was less than the carrying amount of its net assets. Due to the continuing poor market conditions a goodwill impairment of L39.3 million arose as at July 31, 2003 under the second step of the impairment test (July 31, 2002:
      Lnil).

      PREMIER FARNELL PLC

      The indefinite lived trademark intangible asset has also been tested for impairment in accordance with the standard although no impairment was indicated. As a result of the transitional testing requirements of SFAS 142, the Premier customer list definite lived intangible asset was tested for impairment in accordance with the provisions of SFAS 144 as of July 31, 2003. No impairment losses were identified.

      The differing treatment of goodwill under US GAAP may also give rise to a different profit or loss being recorded in the income statement on the subsequent disposal of a business.

      DEFERRED TAXATION

      Under FRS 19, "Deferred Tax", accounting for deferred tax under UK GAAP is now largely consistent with US GAAP. The principal difference recognized in the reconciliation below relates to deferred tax liabilities provided against intangible assets recorded under US GAAP on acquisition which have been written off against retained earnings under UK GAAP and for which no deferred tax liability is therefore recorded.

      HEDGING OF THE GROUP'S US DOLLAR INVESTMENTS

      UK Group companies hold borrowings and forward contracts denominated in US dollars that provide a hedge against the Group's US dollar investments. Under UK GAAP, exchange gains or losses on these US dollar liabilities are taken to reserves and reported in the Statement of Total Recognized Gains and Losses; whereas, under US GAAP (SFAS 133), such exchange gains and losses are recorded in the Income Statement.

      INTEREST RATE HEDGING INSTRUMENTS

      Under UK GAAP, amounts payable or receivable under an interest rate hedging swap, which incorporates an embedded written option, are accounted for over the life of the swap on an accruals basis; whereas, under US GAAP, the written option element is accounted for separately from the host contract on the balance sheet at a mark to market valuation, with changes in this valuation taken to the Income Statement as they arise.

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

      Under US GAAP, an additional liability is required to be recorded when the accumulated benefit obligation exceeds the fair value of the plan assets. An intangible asset is recognized when the additional liability is recorded and is adjusted as the additional liability changes. However, the recorded intangible asset is limited to the amount of unrecognized prior service cost (including any unrecognized net obligation from transition); any excess of the additional liability over this amount is recorded within the statement of other comprehensive income. At February 1, 2004, the cumulative amount of additional liability, recorded within the statement of other comprehensive income, as there was no unrecognized prior service cost, was L12.9 million.

      PREMIER FARNELL PLC

      STOCK BASED COMPENSATION

      Under UK GAAP, a compensation cost must be calculated in respect of share options and long term incentive plans based on the difference between the share price at the date of the grant and the option/award price and is recognized over the vesting period; whereas, under US GAAP, the compensation cost is based on the fair value of the option/award at the date of grant and is also recognized over the vesting period.

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

      REVENUE RECOGNITION

      Under UK GAAP, revenue is recognized when a seller has 'performed' under the contractual terms of an arrangement. In this context, performance occurs when all contractual obligations to a customer have been fulfilled through the supply of goods or services. Consequently, under UK GAAP, revenue is recognized at the point of shipment when the contractual terms of the arrangement have been satisfied.

      Under US GAAP, Staff Accounting Bulletin No. 104 ("SAB 104") requires that revenue is not recognized until physical delivery to the customer. This is because it is Newark InOne's general practice to provide the customer with replacement products at no cost in the event of delivery failure, notwithstanding that Newark InOne's standard terms of trade state that title passes and risk of loss or damage transfers to the customer at the point of shipment.

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

      Under UK GAAP, the special conversion right, which enabled preference shareholders to convert their preference shares into ordinary shares at an enhanced rate of conversion, does not affect the Consolidated Statement of Income or shareholders' funds, with the difference in the nominal value between the preference shares converted and ordinary shares issued being credited to the share premium account. Under US GAAP, SFAS 84, "Induced Conversions of Convertible Debt", requires an expense to be recorded against net income, measured as being the difference between the fair value of ordinary shares issued pursuant to the special conversion right and the fair value of ordinary shares issued pursuant to the original conversion terms.

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

      PREMIER FARNELL PLC

      FOREIGN EXCHANGE HEDGING TRANSACTIONS

      Under UK GAAP, gains or losses arising on foreign exchange forward contracts taken out in respect of anticipated trading receipts from overseas subsidiaries may be deferred and recognized at the time of the trading receipt; whereas, under US GAAP, such gains or losses may only be deferred when designated and documented as a qualifying hedging relationship in accordance with SFAS 133, `Accounting for Derivative Instruments and Hedging Activities'. The Company does not designate these derivative financial instruments as qualifying hedging relationships, therefore, these instruments are recorded at their fair values with gains and losses recorded currently in earnings. The effect on net income of this difference is, however, not considered significant.

      ORDINARY DIVIDENDS

      Under UK GAAP, provision is made for dividends in the year in respect of which they are proposed by the directors, whereas; under US GAAP, provision for dividends is not made until they are formally declared by the directors.

      PREMIER FARNELL PLC

      EFFECT ON NET INCOME OF DIFFERENCES BETWEEN UK AND US GAAP:

                                                                           Year ended
                                                             ---------------------------------------
                                                             February 3,   February 2,   February 1,
                                                                 2002         2003          2004
                                                                  Lm           Lm            Lm
                                                             -----------   -----------   -----------
Net income under UK GAAP                                        38.6          41.6          39.0
US GAAP adjustments:
  Amortization of goodwill                                     (29.9)          2.6           2.6
  Amortization of definite lived intangible assets             (32.1)        (30.5)        (28.2)
  Gain or loss on disposals                                      9.5           0.4           0.1
  Goodwill impairment in accordance with SFAS 142                  -             -         (39.3)
  Deferred taxation                                             11.2          10.3          10.9
  Hedging of the Group's US dollar investments                     -             -          10.5
  Interest rate hedging instruments                              2.4             -             -
  Pension costs                                                 (0.2)         (1.3)         (2.7)
  Stock based compensation                                      (0.2)         (1.0)         (1.5)
  Revenue recognition                                              -             -          (0.7)
  Capitalization of interest                                       -           1.6          (0.3)
  Preference dividends                                         (26.1)        (10.8)         (6.6)
  Preference share induced conversion costs                        -        (149.5)            -
  Preference share extinguishment gain                             -           2.3           1.0
                                                               -----        ------         -----
 Total US GAAP adjustments                                     (65.4)       (175.9)        (54.2)
                                                               -----        ------         -----

Loss after tax under US GAAP prior to cumulative effect of
adoption of SFAS 142                                           (26.8)       (134.3)        (15.2)
Cumulative effect of adoption of SFAS 142                          -        (728.0)            -
                                                               -----        ------         -----
Net loss under US GAAP                                         (26.8)       (862.3)        (15.2)
                                                               =====        ======         =====

 Basic loss per ordinary share ADR under US GAAP*:
  Prior to cumulative effect of adoption of SFAS 142           (19.7)p       (81.0)p        (8.4)p
  Cumulative effect of adoption of SFAS 142                        -        (439.1)p           -
                                                               -----        ------         -----
 Net loss per ordinary share ADR under US GAAP*                (19.7)p      (520.1)p        (8.4)p
                                                               -----        ------         -----

 Diluted loss per ordinary share ADR under US GAAP*:
  Prior to cumulative effect of adoption of SFAS 142           (19.6)p       (80.8)p        (8.4)p
  Cumulative effect of adoption of SFAS 142                        -        (438.0)p           -
                                                               -----        ------         -----
 Diluted loss per ordinary share ADR under US GAAP*            (19.6)p      (518.8)p        (8.4)p
                                                               -----        ------         -----

      * Two Premier Farnell ordinary shares are represented by each ordinary share ADR.

      The net loss for each of the three years relates entirely to continuing operations.

      SFAS 145, "Rescission of SFAS 4, 44 and 64, Amendment to SFAS 13, and Technical Corrections," was issued in April 2002 and is applicable for fiscal years beginning after May 15, 2002. Gains or losses on extinguishment of debt that were classified as extraordinary in prior periods presented that do not meet APB 30 criteria for classification as extraordinary must be reclassified into earnings from operations. Consequently, the basic and diluted loss per ordinary share for Fiscal 2002 have been adjusted so that the impact of the gain on the early extinguishment of debt is not shown as an extraordinary item.

      The adjustment for revenue recognition in the year ended February 1, 2004 of L0.7 million consisted of a reduction in sales of L3.2 million and a reduction in cost of sales of L2.2 million.

      PREMIER FARNELL PLC

      EFFECT ON SHAREHOLDERS' FUNDS OF DIFFERENCES BETWEEN UK AND US GAAP:

                                             February 2,  February 1,
                                                 2003         2004
                                                  Lm           Lm
                                             -----------  -----------
Shareholders' funds under UK GAAP               103.5        112.1
US GAAP adjustments:
   Goodwill and intangible assets               676.3        553.6
   Property, plant and equipment                  1.6          1.3
   Deferred income taxes                       (130.9)      (109.2)
   Ordinary dividends                            18.1         18.1
   Pension benefits                             (17.2)       (16.8)
   Fixed asset investments                       (0.2)           -
   Stock based compensation                       1.0          0.8
   Revenue recognition                              -         (0.7)
   Convertible redeemable preference shares    (126.7)      (121.8)
                                               ------       ------
 Total US GAAP adjustments                      422.0        325.3
                                               ------       ------
Shareholders' funds under US GAAP               525.5        437.4
                                               ======       ======

      EITF 00-10, "Accounting for Shipping and Handling Fees and Costs", states that all amounts billed to a customer in a sale transaction related to shipping and handling, represent revenues earned for the goods provided and should therefore be classified as revenue. The Consolidated Statement of Income for the year ended February 1, 2004 includes amounts billed to customers with respect to shipping and handling costs of L11.2 million which has been netted off cost of sales (Fiscal 2002: L12.5 million and Fiscal 2001: L12.8 million), with the associated costs also included in cost of sales.

      EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer", which was effective beginning in fiscal 2002, requires consideration from vendors to be treated as an adjustment to the sales price of the vendor's products and therefore a reduction of revenue when recognized in the vendor's income statement unless certain strict criteria are met in order to be classified as costs of goods sold. The Consolidated Statement of Income for the year ended February 1, 2004 includes discounts given to customers L0.4 million which has been netted off cost of sales (Fiscal 2002: L0.3 million).

      PREMIER FARNELL PLC

      The following table shows net income under US GAAP for the year ended February 1, 2004, and pro forma net income as if SFAS 142 had been applied for the years ended February 2, 2003 and February 3, 2002, (ie to exclude goodwill amortization and indefinite lived intangible asset amortization).

                                                           February 3,   February 2,  February 1,
                                                              2002          2003         2004
                                                               Lm            Lm           Lm
                                                           -----------   -----------  -----------
Net loss as reported under US GAAP                           (26.8)       (862.3)       (15.2)
Add back: Goodwill amortization                               31.4             -            -
Add back: Indefinite lived intangible asset amortization       0.6             -            -
                                                             -----        ------        -----
Adjusted net income/(loss) under SFAS 142                      5.2        (862.3)       (15.2)
                                                             -----        ------        -----

BASIC EARNINGS/(LOSS) PER ORDINARY SHARE ADR UNDER US
GAAP*:
As reported under US GAAP                                    (19.7)p      (520.1)p       (8.4)p
Goodwill amortization                                         23.1p            -            -
Indefinite lived intangible asset amortization                 0.4p            -            -
                                                             -----        ------        -----
Adjusted earnings/(loss) under SFAS 142                        3.8p       (520.1)p       (8.4)p
                                                             -----        ------        -----

DILUTED EARNINGS/(LOSS) PER ORDINARY SHARE ADR UNDER US
GAAP*:
As reported under US GAAP                                    (19.6)p      (518.8)p       (8.4)p
Goodwill amortization                                         23.0p            -            -
Indefinite lived intangible asset amortization                 0.4p            -            -
                                                             -----        ------        -----
Adjusted earnings/(loss) under SFAS 142                         3.8p      (518.8)p       (8.4)p
                                                             -----        ------        -----

      * The Premier Farnell ordinary shares are represented by each ordinary share ADR.

      The changes in the carrying amount of goodwill for the year ended February 2, 2003 and February 1, 2004 measured on a US GAAP basis and allocated by reportable segment, are as follows:

                                                              Marketing &
                                             Marketing and  Distribution -
                                            Distribution -  Europe and Asia  Industrial
                                               Americas         Pacific       Products    Total
                                                  Lm              Lm             Lm         Lm
                                            --------------  ---------------  ----------  --------
Balance as of February 4, 2002                   984.0            44.4          84.5     1,112.9
Cumulative effect of adoption of SFAS 142       (728.0)              -             -      (728.0)
Translation adjustments                          (35.8)              -         (11.7)      (47.5)
Disposals                                            -               -          (2.2)       (2.2)
                                                 -----            ----          ----     -------
Balance as of February 2, 2003                   220.2            44.4          70.6       335.2

Goodwill impairment in accordance with
SFAS 142                                         (39.3)              -             -       (39.3)
Translation adjustments                          (17.3)              -          (6.9)      (24.2)
Disposals                                            -               -          (0.3)       (0.3)
                                                 -----            ----          ----     -------
Balance as of February 1, 2004                   163.6            44.4          63.4       271.4
                                                 =====            ====          ====       =====

      PREMIER FARNELL PLC

      The following disclosure relates to the Group's definite lived and indefinite lived intangible assets recorded in the balance sheet and has been prepared on a US GAAP basis:

                                       As of February 2, 2003        As of February 1, 2004
                                   -----------------------------  -----------------------------
                                        Gross        Accumulated       Gross       Accumulated
                                   carrying amount  amortization  Carrying amount  amortization
                                          Lm             Lm              Lm             Lm
                                   ---------------  ------------  ---------------  ------------
Subject to amortization:
  Customer lists                        570.1          188.7           515.9           196.0
Not subject to amortization:
  Trademarks                              8.2              -             8.2               -
                                        -----          -----           -----           -----
Total                                   578.3          188.7           524.1           196.0
                                        -----          -----           -----           -----

      Intangible asset amortization expense was L28.2 million for Fiscal 2003 (Fiscal 2002: L30.5 million). Amortization expense is estimated to be L26 million for each of the years Fiscal 2004 to Fiscal 2008. However, the amount of future amortization is dependent on future exchange rates between the US dollar and sterling.

      PREMIER FARNELL PLC

      The cumulative effects of differences between UK and US GAAP on significant balance sheet captions are as follows:

                                                             US GAAP      US
                                                 UK GAAP   adjustments   GAAP
                                                 -------   -----------  -------
                                                   Lm          Lm         Lm
February 2, 2003

Assets

Total current assets (excluding pension asset)    299.2           -       299.2
Goodwill and intangible assets (net)               48.5       676.3       724.8
Property, plant and equipment (net)               112.9         1.6       114.5
Fixed asset investments                             0.2        (0.2)          -
Pension benefits                                   82.2       (17.2)       65.0
                                                  -----       -----     -------
Total assets                                      543.0       660.5     1,203.5
                                                  =====       =====     =======

Liabilities and shareholders' equity

Total current liabilities                         254.7       (19.1)      235.6
Long-term debt                                    141.5           -       141.5
Cumulative redeemable preference shares               -       126.7       126.7
Deferred income taxes                              36.6       130.9       167.5
Other liabilities                                   6.7           -         6.7
                                                  -----       -----     -------
Total liabilities                                 439.5       238.5       678.0
Total shareholders' equity                        103.5       422.0       525.5
                                                  -----       -----     -------
Total liabilities and shareholders' equity        543.0       660.5     1,203.5
                                                  =====       =====     =======

      Intangible assets at February 2, 2003 of L389.6 million, stated net of accumulated amortization of L188.7 million, comprise the valuation of Premier's customer list and the valuation of BuckHickman InOne's customer list and trademarks. Goodwill at February 2, 2003 of L335.2 million is stated net of an impairment charge under SFAS 142 of L728.0 million. The Group adopted SFAS 142 in full on February 4, 2002 and, accordingly, goodwill is longer amortized. Property, plant and equipment at February 2, 2003 of L114.5 million is stated net of accumulated depreciation of L96.1 million.

      PREMIER FARNELL PLC

                                                             US GAAP
                                                 UK GAAP   adjustments   US GAAP
                                                 -------   -----------   -------
                                                   Lm          Lm          Lm
February 1, 2004

Assets

Total current assets (excluding pension asset)    311.2        (1.0)       310.2
Goodwill and intangible assets (net)               45.9       553.6        599.5
Property, plant and equipment (net)               107.2         1.3        108.5
Pension benefits                                   79.6       (17.5)        62.1
                                                  -----       -----      -------
Total assets                                      543.9       536.4      1,080.3
                                                  -----       -----      -------

Liabilities and shareholders' equity

Total current liabilities                         159.0       (19.9)       139.1
Long-term debt                                    230.7           -        230.7
Cumulative redeemable preference shares               -       121.8        121.8
Deferred income taxes                              35.9       109.2        145.1
Other liabilities                                   6.2           -          6.2
                                                  -----       -----      -------
Total liabilities                                 431.8       211.1        642.9
Total shareholders' equity                        112.1       325.3        437.4
                                                  -----       -----      -------
Total liabilities and shareholders' equity        543.9       536.4      1,080.3
                                                  -----       -----      -------

      Intangible assets at February 1, 2004 of L328.1 million, stated net of accumulated amortization of L196.0 million, comprise the valuation of Premier's customer list and the valuation of BuckHickman InOne's customer list and trademarks. Goodwill at February 1, 2004 of L271.4 million is stated net of impairment charges under SFAS 142 of L728.0 million in Fiscal 2002 and L39.3 million in Fiscal 2003. The Group adopted SFAS 142 in full on February 4, 2002 and, accordingly, goodwill is no longer amortized. Property, plant and equipment at February 1, 2004 of L108.5 million is stated net of accumulated depreciation of L92.7 million.

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

      Under US GAAP, the following amounts would be reported:

                                                                  Year ended
                                                   ---------------------------------------
                                                   February 3,   February 2,   February 1,
                                                      2002           2003         2004
                                                       Lm             Lm           Lm
                                                   -----------   -----------   -----------
Net cash provided by operating activities              38.0          52.7          34.9
Net cash used by investing activities                 (62.3)        (19.9)        (17.3)
Net cash (used)/provided by financing activities       15.1         (30.8)        (16.0)
                                                       ====         =====         =====

Net movement in cash and cash equivalents              (9.2)          2.0           1.6
Effect of exchange rate changes                        (0.3)         (0.5)          0.5
Cash and cash equivalents at beginning of year         37.6          28.1          29.6
                                                       ----          ----          ----
Cash and cash equivalents at end of the year           28.1          29.6          31.7
                                                       ====          ====          ====

Reconciliation of cash:

UK GAAP cash balance                                   28.1          29.6          31.7
Short term borrowings                                  (3.0)         (2.7)         (2.8)
                                                       ----          ----          ----
US GAAP cash balance                                   25.1          26.9          28.9
                                                       ====          ====          ====

      PREMIER FARNELL PLC

      PENSION DISCLOSURES IN ACCORDANCE WITH SFAS 132 (REVISED 2003)

(i)   UK Plan

      Pension disclosures under SFAS 132 (revised 2003) "Employers' Disclosures about Pensions and Other Post Retirement Benefits" have been developed and are provided below. The disclosures presented here assumes initial adoption of SFAS 87, "Employers' Accounting for Pensions", at January 31, 1993.

      The principal actuarial assumptions applied in the adoption of SFAS 87 are as follows:

                                                                                    Year ended
                                                                      ---------------------------------------
                                                                      February 3,   February 2,   February 1,
                                                                         2002           2003         2004
                                                                      -----------   -----------   -----------
Measurement date                                                      February 3,   February 2,   February 1,
                                                                         2002           2003         2004
Assumptions used to determine the funding position as at the measurement date:

Discount rate                                                            5.75%         5.50%         5.50%
Salary inflation                                                         4.00%         3.80%         4.10%

Assumptions used to determine the net benefit costs/ income for the period:

Discount rate                                                            5.75%         5.75%         5.50%
Investment return                                                        7.25%         6.75%         7.00%
Salary inflation                                                         4.25%         4.00%         3.80%

      The assumptions for the expected long-term rate of return on investments are based on a weighted average of the expected return from each asset class. These are derived from a combination of current UK market conditions, historical data and forecasts from banks, investment managers and government bodies.

      The components of pension expense which arise under SFAS 87 are as follows:

                                                       Year ended
                                        ---------------------------------------
                                        February 3,   February 2,   February 1,
                                           2002           2003         2004
                                            Lm             Lm           Lm
                                        -----------   -----------   -----------
Service cost                                0.4           0.3           0.3
Interest cost                               3.2           3.5           3.1
Recognized net actuarial loss                 -           0.7           1.1
Expected return on plan assets             (4.4)         (3.5)         (3.0)
                                           ----          ----          ----
Net periodic pension (income)/expense      (0.8)          1.0           1.5
                                           ====          ====          ====

      The L1.5 million US GAAP pension expense in Fiscal 2003 (L1.0 million expense in Fiscal 2002 and L0.8 million income in Fiscal 2001) compares with an expense under UK GAAP of L0.7 million (L0.1 million in Fiscal 2002 and L0.1 million in Fiscal 2001).

      PREMIER FARNELL PLC

      PENSION DISCLOSURES IN ACCORDANCE WITH SFAS 132 (REVISED 2003)

(i)   UK Plan (continued)

                                                                                     Year ended
                                                                             -----------    -----------
                                                                             February 2,    February 1,
                                                                                2003            2004
                                                                                 Lm              Lm
                                                                             -----------    -----------
Change in benefit obligation:

Benefit obligation at beginning of year                                         61.4           58.3
Service cost                                                                     0.3            0.3
Interest cost                                                                    3.5            3.1
Actuarial (gain)/loss                                                           (4.6)           4.2
Benefit payments                                                                (2.3)          (2.5)
                                                                               -----          -----
Benefit obligation at end of year                                               58.3           63.4
                                                                               =====          =====
Change in plan assets:

Fair value of plan assets at beginning of year                                  52.7           43.3
Actual return on plan assets                                                    (7.1)           8.2
Employer contributions                                                             -            0.3
Benefit payments                                                                (2.3)          (2.5)
                                                                               -----          -----
Fair value of plan assets at end of year                                        43.3           49.3
                                                                               =====          =====

Recognition of funded status:
Funded status at year end                                                      (15.0)         (14.1)
Unrecognized net actuarial loss                                                 16.5           14.4
Unrecognized prior service cost                                                    -              -
                                                                               -----          -----
Net amount recognized                                                            1.5            0.3
                                                                               =====          =====

Amounts recognized in the statement of financial position consist of:

Prepaid benefit cost                                                               -              -
Accrued benefit liability                                                      (13.2)         (11.3)
Accumulated other comprehensive income                                          14.7           11.6
                                                                               -----          -----
                                                                                 1.5            0.3
                                                                               =====          =====

Accumulated benefit obligation                                                  56.5           60.6
                                                                               =====          =====

Increase/(decrease) in minimum liability included in comprehensive income        6.9           (3.1)
                                                                               =====          =====

      The UK pension scheme invests predominately in equities and gilts on an index-tracking basis. The UK equity index-tracking fund constitutes 40% of the pension scheme's investment benchmark and will include a holding of Premier Farnell shares in the ratio of Premier Farnell's market capitalization to the market capitalization of the UK FT-Actuaries All Share Index.

      PREMIER FARNELL PLC

      PENSION DISCLOSURES IN ACCORDANCE WITH SFAS 132 (REVISED 2003)

(i)   UK Plan (continued)

      Asset information

      The Trustees of the Premier Farnell UK Pension Scheme determine their investment strategy with regard to the liability profile of the Scheme. The Trustees have determined the following benchmark which they believe provides an adequate balance between maximising the return on assets and minimising the risk of failing to meet the liabilities over the long-term.

                                          Actual allocation
                                       ------------------------
Asset category      Target allocation  February 2,  February 1,
                                          2003         2004
                            %               %            %
Equities                  60.0             57.7         60.7
Bonds                     40.0             42.0         38.7
Cash                         -              0.3          0.6
                         -----            -----        -----
Total                    100.0            100.0        100.0
                         =====            =====        =====

      Employer contributions

      The following table gives details of employer contributions for Fiscal 2002 and 2003 and also provides an estimate for employer contributions for Fiscal 2004.

Year                       Lm
                          ---
Fiscal 2002                 -
Fiscal 2003               0.3
Fiscal 2004 (estimated)   0.6

      PREMIER FARNELL PLC

      PENSION DISCLOSURES IN ACCORDANCE WITH SFAS 132 (REVISED 2003)

(ii)  US Plans

      The principal actuarial assumptions applied are as follows:

                                                          Year ended
                                            --------------------------------------
                                            February 3,   February 2,  February 1,
                                               2002           2003        2004
                                            -----------   -----------  -----------
Measurement date                            October 31,   October 31,  October 31,
                                               2001           2002        2003
Assumptions used to determine the funding
position as at the measurement date:

Discount rate                                  7.25%         6.75%        6.25%
Salary inflation                               5.00%         5.00%        5.00%

Assumptions used to determine the net
benefit cost/income for the period:

Discount rate                                  7.75%         7.25%        6.75%
Investment return                              9.00%         9.00%        8.00%
Salary inflation                               5.00%         5.00%        5.00%

      The assumptions for the expected long-term rate of return on equities are based on a combination of current US market conditions, historical data and forecasts from banks, investment managers and government bodies.

      The components of pension expense which arise under SFAS 87 are as follows:

                                                   Year ended
                                     -----------   -----------   -----------
                                     February 3,   February 2,   February 1,
                                        2002          2003           2004
                                         Lm            Lm             Lm
                                     -----------   -----------   -----------
Service cost                              3.2          2.7           2.5
Interest cost                             4.1          4.3           4.4
Expected return on plan assets          (13.9)       (13.7)        (11.2)
Amortization of prior service cost        0.2          0.2           0.2
Recognized net actuarial gain            (0.7)        (0.5)            -
Settlement gain                          (0.3)           -             -
Curtailment gain                         (1.1)        (0.1)            -
Special termination benefits              2.9          0.6             -
                                        -----        -----         -----
Net periodic pension benefit             (5.6)        (6.5)         (4.1)
                                        =====        =====         =====

      The L4.1 million US GAAP pension income in Fiscal 2003 (L6.5 million in Fiscal 2002 and L5.6 million in Fiscal 2001) compares with income under UK GAAP of L6.0 million (L6.9 million in Fiscal 2002 and L6.7 million in Fiscal 2001).

      Special termination benefits in Fiscal 2001 and Fiscal 2002 related to voluntary early retirement programs offered to selected employees.

      PREMIER FARNELL PLC

      PENSION DISCLOSURES IN ACCORDANCE WITH SFAS 132 (REVISED 2003)

(ii)  US Plans (continued)

                                                                              Year ended
                                                                        ------------------------
                                                                        February 2,  February 1,
                                                                           2003          2004
                                                                            Lm            Lm
                                                                        -----------  -----------
Change in benefit obligation:

Benefit obligation at beginning of year                                     66.4        64.7
Service cost                                                                 2.7         2.5
Interest cost                                                                4.3         4.4
Amendments                                                                   0.4           -
Actuarial loss                                                               4.8         6.4
Benefit payments                                                            (3.7)       (3.2)
Curtailment                                                                 (0.3)          -
Settlements                                                                 (0.6)          -
Special termination benefits                                                 0.6           -
Exchange movement                                                           (9.9)       (7.2)
                                                                           -----       -----
Benefit obligation at end of year                                           64.7        67.6
                                                                           =====       =====

Change in plan assets:

Fair value of assets at beginning of year                                  151.4       107.1
Actual return on plan assets                                               (20.5)       23.5
Benefit payments                                                            (3.7)       (3.2)
Settlements                                                                 (0.6)          -
Exchange movement                                                          (19.5)      (12.3)
                                                                           -----       -----
Fair value of assets at end of year                                        107.1       115.1
                                                                           =====       =====
Recognition of funded status:
Funded status at year end                                                   42.4        47.5
Unrecognized net actuarial loss                                             35.1        26.2
Unrecognized prior service cost                                              1.1         0.9
                                                                           -----       -----

Net amount recognized                                                       78.6        74.6
                                                                           =====       =====

Amounts recognized in the statement of financial position consist of:

Prepaid benefit cost                                                        79.0        73.6
Accrued benefit liability                                                   (1.1)       (0.3)
Accumulated other comprehensive income                                       0.7         1.3
                                                                           -----       -----
                                                                            78.6        74.6
                                                                           =====       =====

Accumulated benefit obligation                                              59.4        61.5
                                                                           =====       =====

Increase in minimum liability included in other comprehensive income         0.7         0.6
                                                                           =====       =====

      PREMIER FARNELL PLC

      PENSION DISCLOSURES IN ACCORDANCE WITH SFAS 132 (REVISED 2003)

(i)   US Plans (continued)

      At February 1, 2004, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were L3.9 million (February 2, 2003: L2.6 million), L3.9 million (February 2, 2003: L2.6 million) and L3.6 million (February 2, 2003: L1.5 million), respectively.

      At February 1, 2004, the assets of the US Plans included 1,196,354 (February 2, 2003: 1,196,354) Premier Farnell ordinary shares and 563,322 (February 2, 2003: 563,322) Premier Farnell ordinary share ADRs (each ordinary share ADR is represented by two ordinary shares), with an aggregate market value of L 6.2 million (February 2, 2003: L4.1 million), representing 4.9% of the total market value of the plans assets at that date.

      Asset information

      In November 2000, The Pension Advisory Committee adopted a passive investment strategy. Pursuant to that strategy, all managed equity accounts and other investments which allowed the Pension Plan to exit without penalty were liquidated and the proceeds invested in a Russell 3000 Index Fund managed by Barclays Global. Investments which could not be liquidated without penalty will be allowed to mature at which time the funds held in those investments will be invested in the Index Fund. The Barclay's fund is reviewed for performance against the Russell 3000 index on an annual basis. The Pension Plan also holds some cash to pay benefits. KeyBank is authorized to sell shares in the Barclay's Index fund to pay benefits.

                                           Actual allocation
                                         ------------------------
                                         October 31,  October 31,
                      Target allocation     2002         2003
                              %               %            %
Equities                    100.0           83.5         87.2
Private investments             -           12.0          9.2
Real Estate                     -            3.1          2.1
Cash                            -            1.4          1.5
                            -----          -----        -----
Total                       100.0          100.0        100.0
                            -----          -----        -----

      Employer contributions

      Employer contributions to the US Plans for Fiscal 2002 and Fiscal 2003 were nil. Based on the current position of the US Plans, employer contributions for Fiscal 2004 is expected to be nil.

      PREMIER FARNELL PLC

      PENSION DISCLOSURES IN ACCORDANCE WITH SFAS 132 (REVISED 2003)

      POST-RETIREMENT MEDICAL BENEFITS

      On December 8, 2003, The Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") came in to law. The Act expanded Medicare to include, for the first time, coverage for prescription drugs. This new coverage is generally effective January 1, 2006.

      The Akron Brass medical program already provides prescription drug coverage for retirees over age 65 that is at least as generous as the benefit to be provided under Medicare. As long as the retirees remain in the Company medical plan rather than signing up for the new Medicare prescription drug coverage, Medicare will share the cost of the plan with the Company and the employees. This legislation has therefore reduced the Company's share of the obligations for future retiree medical benefits.

      The Accumulated Post-retirement Benefit Obligation of L4.7 million (see note 21 (ii) to the Financial Statements) is the actuarial present value as of February 1, 2004 of the Company's share of future retiree medical benefits attributable to service through the current year. This obligation has been reduced to reflect the effects of the Act. The Financial Accounting Standards Board has not yet issued authoritative guidance on the proper method to reflect the Act in these calculations. In addition, regulations implementing this legislation have not yet been issued by Medicare. As a result, when guidance is issued, the Company's estimates of future costs and obligations could change and previously reported information could be modified.

      As a result of reflecting the legislation, the Accumulated Post-retirement Benefit Obligation has been reduced by L0.3 million. This reduction in the benefit obligation has been recorded as an actuarial gain to the plan.

      In reflecting this legislation, the Company has determined that the Akron Brass retiree medical plan is eligible for Medicare cost sharing by analyzing the terms of the plan. It has recognized Medicare cost sharing for the plan only since the Company's projected contribution to the plan is expected to be at least as generous as the expected contribution by Medicare to a prescription drug plan not provided by the company.

      The estimated employer cost for Fiscal 2004 with respect to post-retirement medical benefits is L0.4 million.

      PREMIER FARNELL PLC

      SFAS 123, ACCOUNTING FOR STOCK BASED COMPENSATION

      The total compensation expense under SFAS 123, for Fiscal years 2003, 2002 and 2001 was L1.5 million, L1.0 million and L1.4 million, respectively. This compares to a charge under UK GAAP for share options and incentive schemes of Lnil, Lnil and L1.2 million, respectively. The US GAAP adjustment with respect to SFAS123 does not affect shareholders' funds as the corresponding credit goes to equity which nets with the debit to retained earnings.

      The fair value of the options granted were estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 3.70% (Fiscal 2002: 5.10%, Fiscal 2001: 5.46%), volatility of 40.00% (Fiscal 2002: 40.00%, Fiscal 2001: 37.00%), risk-free investment rate of 4.50% (Fiscal 2002: 4.6%, Fiscal 2001: 4.93%), and an expected term of five years.

      SFAS 123 was effective for fiscal years beginning after December 15, 1995. The fair value of one option for grants in ordinary shares made in Fiscal 2001, 2002 and 2003 is as follows:

          GRANT DATE              EXERCISE PRICE   FAIR VALUE OF ONE OPTION
                                      PENCE                 PENCE
                                  --------------   ------------------------
FISCAL 2001 (WEIGHTED AVERAGE)         195                    42
FISCAL 2002 (WEIGHTED AVERAGE)         158                    43
FISCAL 2003 (WEIGHTED AVERAGE)         264                    39

      The weighted average grant date fair value of one share award for grants in Fiscal 2001, 2002 and 2003 is as follows:

GRANT DATE    FAIR VALUE OF ONE SHARE AWARD
----------    -----------------------------
                          PENCE
FISCAL 2001                187

FISCAL 2002                215

FISCAL 2003                122

      PREMIER FARNELL PLC

26    NEW ACCOUNTING POLICIES

      US GAAP

      In December 2003 the Financial Accounting Standards Board issued FASB Interpretation No.46 R, Consolidation of Variable Interest Entities Revised ("FIN 46R"). FIN 46R modifies the scope exceptions provided in FIN 46, specifically related to the entities that meet the revised definition of a business, or would result in the consolidation of a government entity. Revisions also include modifications to the calculation of decision-maker fees, expected loss and expected residual returns. Early adoption of FIN 46R related to entities created after January 31, 2003 is permitted. The Company has decided not to early adopt FIN 46R and has implemented the provisions of FIN 46 for all entities created after January 31, 2003. The provisions of FIN 46R was effective for the Company for the period beginning February 2, 2004. The Company does not expect this statement to have a material impact on the financial statements.

      FIN 46R modifies the framework for determining consolidation of certain entities that meet the definition of a "variable interest entity". This is met where the entity either does not have sufficient equity of the appropriate nature to support its expected losses, or the third party equity capital lacks certain characteristics, which would be expected to be present within a controlling financial interest.

      Entities which do not meet this definition would continue to apply the voting interest model and the Company would generally consolidate when it has a controlling financial interest.

      Under the variable interest model promulgated by FIN 46R, all ownership, contractual and other pecuniary interests in the entity are evaluated to determine which of the holders, if any, hold a variable interest which will absorb the majority of the expected losses, expected residual returns, or both. This holder is the "primary beneficiary" of the variable interest entity and would be required to consolidate the entity.

      The Group has undertaken a review to identify variable interest entities in which it is the primary beneficiary or in which it has a significant variable interest. The Group has concluded that it does not have any interests in variable interest entities for which it would be either the primary beneficiary in the arrangement or for which it would have a significant variable interest.

      In December 2003 the FASB issued SFAS 132R, Employers Disclosure about Pensions and Other Post- retirement Benefits Revised. SFAS 132R revises the disclosures about pension and other post- retirement benefit plans
      (OPEB) to require additional disclosure regarding the assets, obligations, cash flows and net periodic benefit costs of pension plans and other post retirement benefit plans. The provisions of SFAS 132R are effective for the Company's consolidated financial statements for Fiscal 2003, with the exception of foreign plans, which are required to implement the provisions for Fiscal 2004. However, the standard has been adopted in Fiscal 2003 for both domestic and foreign plans, with the required disclosures given in
      Note 25.

      In January 2004, the FASB issued FASB Staff Position ("FSP") 106-1, Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). This FSP addresses the accounting implications of the newly issued Act to an entity that sponsors a post-retirement health care plan that provides prescription drug benefits. This Act, signed into law in December 2003 in the United States, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of certain retiree health care benefit plans. The FSP includes an election to defer accounting for the implications of this new law until specific authoritative guidance to address the accounting treatment has been issued. However, the Company has reflected the impact of the new law on the post-retirement health benefit provision in Fiscal 2003, details of which are given in Note 25.

      PREMIER FARNELL PLC

      In May 2003, the FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Company adopted this Statement in Fiscal 2003. Whilst there was no significant impact on adoption, the cumulative redeemable preference shares have been shown as a separate line item in the US GAAP balance sheets disclosed in Note 25.

      UK GAAP

      On December 15, 2003 the Urgent Issues Task Force issued Abstract 38 (UITF
      38), `Accounting for ESOP Trusts'. UTIF 38 requires that own shares held through an Employee Share Ownership Plan (ESOP) trust should be presented as a deduction in arriving at shareholders' funds rather than the previous treatment which was to treat the shares held as a fixed asset. As a consequence, the shares held should not be amortized. UITF 38 is effective for financial periods ending on or after June 22, 2004 and thus the Company adopted the requirement at February 2, 2004 by way of a prior period adjustment. The adoption of UITF 38 has not had a significant impact on the Group's results of operations, financial position or liquidity.

      In June 2002, the European Union approved the application of International Financial Reporting Standards (IFRS) for all listed groups for periods commencing on or after January 1, 2005. As a result, the Group will apply IFRS in its financial statements for the year ending January 31, 2006. The primary effects of IFRS on the Group are expected to be the following:

      - the re-classification of the Company's preference shares from shareholders' funds to debt;

      -     the introduction of pension accounting rules which broadly follow
            FRS 17;

      - the requirement to reflect a charge in the profit and loss accounting relating to share-based incentives; and

      - the cessation of amortization of goodwill which will become subject to an annual test for impairment.

      The Group has established a project timetable to ensure the requirements under IFRS will be met.

27    POST BALANCE SHEET EVENTS

      On February 6, 2004, the Group acquired the business and assets of GFE Manufacturing, a company based in Illinois, US, involved in the manufacture of lighting rigs for the fire-fighting industry, for a consideration of $4.5 million. The acquisition will enable Akron Brass, part of the Industrial Products Division, to extend the product range available to customers in North America, GFE Manufacturing reported sales in 2003 of approximately $4 million.

                                  EXHIBIT INDEX

Exhibit
Number                             Description of Exhibit
-------                            ----------------------
1.1         Memorandum and Articles of Association, incorporated by reference to the Company's Annual Report on Form 20-F for the Fiscal Year ended
            February 3, 2002 (Commission File No. 1-14258)

2.1         Note Purchase Agreement, dated March 13, 2003, between Premier
            Farnell plc and various purchasers, relating to 5.01% Series A
            Guaranteed Senior Notes due 2010 and 5.63% Series B Guaranteed
            Senior Notes due 2013.

2.2         Note Purchase Agreement, dated June 17, 1996, between Premier
            Farnell Corp. and various purchasers, relating to 7.34% Series A
            Guaranteed Senior Notes due 2003 and 7.51% Series B Guaranteed
            Senior Notes due 2006.

4.1 Approved Executive Share Option Scheme 2001, incorporated by reference to the Company's Annual Report on Form 20-F for the Fiscal
            Year ended January 28, 2001 (Commission File No. 1-14258)

4.2 Approved Executive Share Option Scheme (Original Scheme), incorporated by reference to the Company's Annual Report on Form
            20-F for the Fiscal Year ended January 28, 1996 (Commission File No.
            1-14258)

4.3 Unapproved Executive Share Option Scheme, incorporated by reference to the Company's Annual Report on Form 20-F for the Fiscal Year ended January 28, 1996 (Commission File No. 1-14258)

4.4 United States Savings Related Stock Option Plan, incorporated by reference to the Company's Form S-8 Registration Statement
            (Registration No. 33-5794)

4.5 UK Savings Related Share Option Scheme, incorporated by reference to the Company's Annual Report on Form 20-F for the Fiscal Year ended
            January 28, 1996 (Commission File No. 1-14258)

Exhibit
Number                             Description of Exhibit
-------                            ----------------------
4.6         Overseas Savings Related Share Option Scheme, incorporated by reference to the Company's Annual Report on Form 20-F for the Fiscal
            Year ended January 28, 1996 (Commission File No. 1-14258)

4.7         Executive Share Option Scheme 2003, incorporated by reference to the
            Company's Annual Report on Form 20-F for the Fiscal Year ended
            February 2, 2003 (Commission File No. 1-14258)

4.8         Long Term Incentive Plan (Premier Farnell Performance Share Plan
            2000), as amended on June 11, 2003, incorporated by reference to the Company's Annual Report on Form 20-F for the Fiscal Year ended
            February 2, 2003 (Commission File No. 1-14258)

4.9         Premier Farnell Corporation 401(k) Retirement Savings Plan, January
            1, 2002 Restatement incorporated by reference to the Company's
            Annual Report on Form 20-F for the Fiscal Year ended February 2,
            2003 (Commission File No. 1-14258)

4.10        John Hirst Service Contract

4.11        Andrew Fisher Service Contract

4.12        Laurence Bain Service Contract

8.1         List of Subsidiaries

12.1        Certification of CEO under Section 302

12.2        Certification of CFO under Section 302

13.1 Certification pursuant to 18 U.S. Section 1350, as adopted pursuant to Section 306 of the Sarbanes-Oxley Act of 2002

Exhibit
Number                             Description of Exhibit
-------                            ----------------------
14.1        Shareholders Agreement dated as of January 23, 1996, between Farnell
            Electronics PLC and Jack N. Mandel, Joseph C. Mandel, Morton L.
            Mandel, Jack N. Mandel Revocable Trust, Joseph C. Mandel Revocable
            Trust, Morton L. Mandel Revocable Trust, Florence Mandel Revocable
            Trust and Barbara A. Mandel Revocable Trust, incorporated by reference to the March 8, 1996 Prospectus/Proxy Statement contained in the Company's Registration Statement on Form F-4 (Registration
            No. 33-00690)